As confidentially submitted with the Securities and Exchange Commission on January 19, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hydrofarm Holdings Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5191	81-4895761
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2249 South McDowell Boulevard Ext.
Petaluma, California 94954
(707) 765-9990
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.
850 New Burton Road, Suite 201
Dover, Delaware 19904
(800) 483-1140
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Kenneth R. Koch, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center, 666 Third Avenue New York, New York 10017 Tel: (212) 935-3000	William Toler 2249 South McDowell Boulevard Petaluma, California 94954 Tel: (707) 765-9990

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share	3,369,138	$67.49	$227,383,124	$24,807.50

(1)
This Registration Statement registers up to 3,369,138 shares of our common stock currently issuable upon the exercise of warrants held by the selling stockholders, which were issued in connection with a private placement of units, each consisting of a share of common stock and a warrant to purchase an additional one-half (1/2) shares of common stock which concluded on October 30, 2018 (the “Private Placement”). Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of the Registrant’s outstanding shares of common stock.

(2)
In accordance with Rule 457(c) under the Securities Act, the aggregate offering price of the Registrant’s common stock is estimated solely for the purpose of calculating the registration fees due for this filing. For the initial filing of this Registration Statement, this estimate was based on the average of the high and low sales price of the Registrant’s common stock reported by The Nasdaq Global Select Market on January 11, 2021.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JANUARY 19, 2021
Preliminary Prospectus
Hydrofarm Holdings Group, Inc.
3,369,138 Shares of Common stock
This prospectus relates to the offer and sale from time to time of up to 3,369,138 shares of our common stock by the selling stockholders listed on page 55 of this prospectus. The number of shares offered for sale by the selling stockholders consists of up to 3,369,138 shares of our common stock currently issuable upon the exercise of warrants held by the selling stockholders (the “Investor Warrants”), which were issued in connection with a private placement of units, each consisting of a share of common stock and a warrant to purchase an additional one-half (1/2) share of common stock, which concluded on October 30, 2018 (the “Private Placement”). We issued all of the shares of our common stock offered hereby in a series of private placement transactions completed prior to the filing of the registration statement containing this prospectus.
We are registering the resale of the shares of common stock covered by this prospectus as required by the registration rights agreement we entered into with the selling stockholders in connection with the Private Placement (the “Registration Rights Agreement”). We are not selling any shares of our common stock in this offering and we will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of the shares of our common stock offered hereby. However, we will incur expenses in connection with the registration of the shares of our common stock offered hereby. Moreover, we will receive the exercise price upon any exercise of the Investor Warrants, to the extent exercised on a cash basis. If the Investor Warrants are exercised in full, we would receive gross proceeds of approximately $56,803,667. As we are unable to predict the timing or amount of any such exercise, we currently intend to use such proceeds, if any, for general corporate purposes and working capital. The holders of the Investor Warrants are not obligated to exercise the Investor Warrants, and we cannot predict whether or when, if ever, the holders of the Investor Warrants will choose to exercise the Investor Warrants, in whole or in part.
The selling stockholders may sell these shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholders. Our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. For further information regarding the possible methods by which the shares may be distributed, see “Plan of Distribution” beginning on page 156 of this prospectus.
Our common stock is traded on The Nasdaq Global Select Market under the symbol “HYFM.” On January 15, 2021, the closing price of our common stock was $70.23 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is            , 2021

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we have filed on behalf of the selling stockholders named herein with the Securities and Exchange Commission (the "SEC") pursuant to which the selling stockholders named herein may, from time to time, offer and sell or otherwise dispose of the shares of our common stock covered by this prospectus. The selling stockholders and the plan of distribution of the shares being offered hereby are described in this prospectus under the headings "Selling Stockholders" and "Plan of Distribution." You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus even though this prospectus is delivered or shares of common stock are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you under "Where You Can Find More Information" in this prospectus.
You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to give any information or to make any representation to you other than those contained in this prospectus. You must not rely upon any information or representation not contained in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our shares of common stock other than the shares of our common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.
Emerging Growth Company
We are an emerging growth company, as defined under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Subject to certain conditions set forth in the JOBS Act, if, as an "emerging growth company," we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board ("PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor’s reporting providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.
We could remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three-year period.
Presentation of Financial Information
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements for periods prior to the year ended December 31, 2018.

ii

Industry and Market Data
This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.
Trademarks
Our primary trademarks include "Hydrofarm", "PHANTOM BALLAST", "ACTIVEAQUA", "ACTIVE AIR" and "PhotoBio" and all of which are registered in the United States with the U.S. Patent and Trademark Office.

iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the notes thereto and the information set forth under the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. Unless the context otherwise requires, we use the terms “Hydrofarm,” the “Company,” “we,” “our,” “us,” or similar terms in this prospectus to refer to Hydrofarm Holdings Group, Inc. and, where appropriate, our consolidated subsidiaries. Unless we specifically state otherwise, the information in this prospectus assumes a 1-for-3.3712 reverse stock split of our common stock effected on November 24, 2020.
Introduction
We are a leading independent distributor and manufacturer of controlled environment agriculture (“CEA”, principally hydroponics) equipment and supplies, including a broad portfolio of our own innovative portfolio of proprietary branded products. We primarily serve the United States and Canadian markets, and believe we are one of the leading competitors by market share in these markets in an otherwise highly fragmented industry. For over 40 years, we have helped growers make growing easier and more productive. Our mission is to empower growers, farmers and cultivators with products that enable greater quality, efficiency, consistency and speed in their grow projects. For the trailing twelve months ended September 30, 2020, we had net sales of $308.5 million; from 2005 to 2019, we generated a net sales compound annual growth rate (“CAGR”) of approximately 16%.
Hydroponics is the farming of plants using soilless growing media and often artificial lighting in a controlled indoor or greenhouse environment. Hydroponics is the primary category of CEA and we use the terms CEA and hydroponics interchangeably. Our products are used to grow, farm and cultivate cannabis, flowers, fruits, plants, vegetables, grains and herbs in controlled environment settings that allow end users to control key farming variables including temperature, humidity, CO2, light intensity spectrum, nutrient concentration and pH. Through CEA, growers are able to be more efficient with physical space, water and resources, while enjoying year-round and more rapid grow cycles as well as more predictable and abundant grow yields, when compared to other traditional growing methods.
We reach commercial farmers and consumers through a broad and diversified network of over 2,000 wholesale customer accounts, who we connect with primarily through our proprietary eCommerce marketplace. Over 80% of our net sales are into the specialty hydroponic retailers, through which growers are able to enjoy specialized merchandise assortments and knowledgeable staff. We also distribute our products across the United States and Canada to a diversified range of retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers.
How We Serve Our Customers
Our customer value proposition is centered around two pillars. First, we strive to offer the best selection by being a branded provider of all CEA needs. Second, we seek to be the gold standard in distribution and service, leveraging our infrastructure and reach to provide customers with just-in-time (“JIT”) delivery capabilities and exceptional service across the U.S. and Canada.
Complete Range of Innovative CEA Products
We offer thousands of innovative, branded CEA products that are supported by 24 patents and 60 registered trademarks. Our product offerings span lighting solutions, growing media (i.e., premium soils and soil alternatives), nutrients, equipment and supplies and includes more than 6,000 stock-keeping-units (“SKUs”) sold under leading proprietary, exclusive/preferred brands or non-exclusive/distributed brands. Some of our most well-known brands include Phantom and Active Aqua as well as in-licensed brands such as FoxFarm and Grodan. We estimate that approximately two-thirds of our net sales relate to recurring consumable products, including growing media, nutrients and supplies that require regular replenishment. The remaining portion of our sales relate to durable products such as hydroponic lighting and equipment. The majority of products we offer are produced by us or are supplied to us under exclusive/preferred brand relationships providing for attractive margins and a significant competitive advantage as we offer retailers and resellers a breadth of products that cannot be purchased elsewhere.
The following graphic illustrates a representative set of our market-leading products across key CEA product categories:
Infrastructure and Reach for Fast Delivery, High In-Stock Availability and Exceptional Service
Our infrastructure and reach enable us to provide delivery and service capabilities to a highly diverse group of customers across the U.S. and Canada. We believe that our six U.S.-based distribution centers can reach approximately 90% of the U.S. population within 24 to 48 hours and that our two Canadian distribution centers can provide timely coverage to the full Canadian market.
In the U.S., we operate distribution centers in Petaluma, California; Santa Fe Springs, California; Portland, Oregon; Denver, Colorado; Fairless Hills, Pennsylvania; and New Hudson, Michigan. In Canada, we have distribution centers in Langley, British Columbia and Cambridge, Ontario. Outside of North America, we operate a distribution center in Zaragoza, Spain, and we have an office for product quality assurance and supply chain management in Shenzhen, China. We partner with a network of third-party logistics companies that facilitate expeditious delivery to our customers across the globe. The majority of customer orders are received through our business-to-business e-commerce platform. Through our differentiated Distributor Managed Inventory (“DMI”) Program, we partner with our network of retailers and resellers to create customized, JIT supply chain solutions for large commercial end users.

The following illustration provides an overview of our operating footprint.
Over the past fifteen years, we have grown our net sales at an approximate 17% CAGR. This historical growth is largely due to the growth in CEA growing across several end-markets, including cannabis, and our ability to continuously develop, manufacture and distribute innovative branded products on timely basis.
Net sales ($mm)	Net sales ($mm)

We believe our industry is poised to grow significantly. Expanding populations, limited natural resources and a focus on the environment and the security of our agricultural systems have illuminated the benefits of CEA compared to traditional outdoor agriculture. We believe the adoption of CEA will continue to accelerate, particularly in the commercial agriculture industry, where CEA can be deployed to achieve grows that are simultaneously more efficient for the planet and profitable for growers. Furthermore, certain of our end- markets are experiencing significant growth, including cannabis. The global cannabis industry is a rapidly developing business opportunity for us, particularly as the legal market in the United States continues to expand.
To support this significant growth opportunity and to improve our profit margin profile, we recruited a new Chairman and Chief Executive Officer, William (“Bill”) Toler, in early 2019. In turn, over the past

18 months, Mr. Toler recruited over five new executives and quickly put in place several management initiatives intended to support growth and improve our profit margins. These initiatives include, but are not limited to, further developments of proprietary brands, freight cost management and distribution network optimization, and the expansion of our commercial segment and DMI.
Given our strong historical net sales growth, the accelerating growth in our primary end-markets, and the strength of our new management team, we believe that we are well positioned for significant and sustained net sales and earnings growth.
Our Industry is Large and Rapidly Growing
The Expanding Controlled Environment Agriculture Market
Our principal industry opportunity is in the wholesale distribution of CEA equipment and supplies, which generally include grow light systems; advanced heating, ventilation, and air conditioning (“HVAC”) systems; humidity and carbon dioxide monitors and controllers; water pumps, heaters, chillers, and filters; nutrient and fertilizer delivery systems; and various growing media typically made from soil, rock wool or coconut fiber, among others. Today, we believe that a majority of our products are sold for use in CEA applications.
Pictured: PHOTOBIO LED Light, Active Aqua Grow Flow 5 gal system, Active Aqua Flexible Air Stone, OxyCLONE 20 Site System with Timer and Light Kit, Active Air CO2 System with Timer
CEA is an increasingly significant and fast-growing component of the expansive global commercial agriculture and consumer gardening sectors. According to the USDA and National Gardening Survey, the agriculture, food, and related industries sector produced more than $1 trillion worth of goods in the U.S. alone in 2017, and U.S. households spent a record of approximately $48 billion at retail stores on gardening and growing supplies and equipment.
According to industry publications, the global CEA industry totaled approximately $65 billion in 2019, and is expected to grow at a CAGR of 16% from 2019 to 2023. The rapid growth of CEA crop output will subsequently drive growth in the wholesale CEA equipment and supplies industry. According to industry publications, the global wholesale CEA equipment and supplies industry totaled approximately $8 billion in 2019 and is expected to grow at a CAGR of 12.8% from 2019 to 2025.

Powerful Trends are Driving Significant Industry Growth
We believe that the growth in the wholesale distribution of CEA equipment and supplies is driven by a broad array of factors including:
Significant Growth in the Cannabis Industry
Today, we believe that a majority of the CEA equipment and supplies we sell to our customers is ultimately purchased by participants in the cannabis industry, though we do not sell to participants in the cannabis industry directly. The North American cannabis industry is massive and growing rapidly, driven largely by state-level legalization efforts in the U.S. and federal-level legalization in Canada. The current and expected growth in the size of the cannabis market has and will continue to have a very significant, positive impact on our business.
The following map illustrates the state-level progression of cannabis legalization in the U.S., differentiating states that have fully legalized cannabis for medical and adult-use purposes and states that have partially legalized cannabis for medical purposes only. Importantly, though Canada and several U.S. states have taken significant steps towards cannabis legalization, we believe the North American legal cannabis market is still in the nascent stages of realizing its growth potential. As of the date of this prospectus, only 15 U.S. states and the District of Columbia had legalized cannabis for adult-use. The aggregate population of those states is only around one third of the total U.S. population. Furthermore, in U.S. states that have passed cannabis laws, many such laws remain restrictive to consumer access. As an example, we believe significant suppressed demand would be unlocked in Texas, should the state adopt a medical cannabis law that more closely resembles that of their neighboring state, Oklahoma, where we have seen significant growth since cannabis was legalized for medical use in 2018. In Canada, the governments of every province and territory have enacted laws allowing for the distribution and sale of cannabis for adult-use purposes; however the market remains in early stages of market development.
According to industry publications, the U.S. cannabis market is projected to reach approximately $31.1 billion by 2024, up from approximately $12.2 billion in 2019, representing a 21% CAGR. In Canada, the cannabis market is projected to reach approximately $6.2 billion by 2024, up from approximately $1.7 billion in 2019, representing a 30% CAGR. The following chart illustrates the forecasted growth of the cannabis industry in the United States and Canada:

United States ($bn)	Canada ($bn)

This significant growth in the U.S. cannabis market is expected due to (i) state initiatives for new adult- use and/or medical-use programs in additional U.S. states, (ii) expanded access for patients or consumers in existing state medical or adult-use cannabis programs, and (iii) increased consumption driven by greater product diversity and choice, reduced stigma, and real and perceived health benefits in states with existing adult-use or medical use programs.
•
State initiatives for new adult-use or medical-use programs.   We believe support for cannabis legalization in the U.S. is gaining momentum. According to a November 2019 poll by Pew Research Center, public support for the legalization of cannabis in the U.S. increased from approximately 41% in 2010 to approximately 67% in 2019.1 According to a 2019 poll by Quinnipiac University, 93% of Americans support patient access to medical-use cannabis if recommended by a doctor. Furthermore, due to the recent socio-economic changes across the U.S. since early 2020, many state government budgets are increasingly under pressure to identify additional revenue sources, such as the potential revenue streams from the taxation and job creation that state legalized adult-use cannabis may offer. Accordingly, a number of states are at various stages of considering implementing laws permitting cannabis use or further liberalizing their existing laws permitting such use. Our sales per capita in U.S. states with legalized adult-use programs are on average several multiples higher than our sales per capita in states without adult-use programs. We believe this fact points to the significant opportunity available to us if or when additional U.S. states legalize adult-use programs.

•
Expanded access for patients and consumers in existing state medical and adult-use programs.   The cannabis business in states with existing cannabis laws is in nascent stages in many cases and will continue to grow, creating jobs and opportunities for workers and entrepreneurs. Cultivators, manufacturers, dispensaries, delivery providers, labs and other cannabis-related businesses will continue to grow in these regions. As these businesses proliferate, consumers will benefit from easier access to cannabis products.

•
Greater product diversity and choice, reduced stigma and real and perceived health benefits in states with existing adult-use or medical use programs.   Several key developments have contributed to an increase in cannabis product availability and breadth, including the proliferation of CBD and other cannabis- infused products, including edibles, oils, tinctures, and topical treatments. We believe that the historical stigmatization of cannabis use has diminished significantly, driven by a more supportive legislative environment, a rise in progressive sociopolitical views and greater consumer awareness of the potential health benefits of cannabis consumption. According to industry publications, real and perceived health benefits extend into areas including cancer treatment, pain management, the treatment of neurological and mental conditions, and sleep management. According to industry publications, the use of cannabis in the U.S. by adults aged 65+ has increased sharply in recent years from 0.4% in 2006 and 2.9% in 2015 to 4.2% in 2018 (JAMA Internal Medicine).2

1
Daniller, Andrew. “Two-thirds of Americans Support Marijuana Legalization.” Pew Research Center, Washington, D.C. (Nov. 14, 2019).

2
Reproduced with permission from JAMA Intern Med. 2020. 180(4):609-611. Copyright © 2020 American Medical Association. All rights reserved.

Acceleration of CEA Adoption
Both the commercial agriculture and cannabis industries are increasingly adopting more advanced agricultural technologies in order to enhance the productivity and efficiency of operations. The benefits of CEA include:
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Greater product safety, quality and consistency;

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More reliable, climate-agnostic year-round crop supply from multiple, faster harvests per year as opposed to a single, large harvests with outdoor cultivation;

•
Lower risk of crop loss from pests (and subsequently lower need for pesticides) and plant disease;

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Lower required water and pesticide use compared to conventional farming, offering incremental benefits in the form of reduced chemical runoff and lower labor requirements; and

•
Potentially lower operating expenses from resource-saving technologies such as high-efficiency LED lights, precision nutrient and water systems and automation.

CEA implementation continues to increase globally, driven by the factors listed above as well as growth in fruit and vegetable farming, consumer gardening and the continued adoption of vertical farming. Vertical farming, a subsector of CEA, has gained popularity mainly due to its unique advantage of maximizing yield by growing crops in layers. Industry publications project that the global vertical farming market will reach approximately $6 billion in 2023, up from $3 billion in 2019 and representing a 24% CAGR from 2019 to 2023.3
While a small portion of cannabis cultivation may be grown in non-CEA settings, given the multitude of benefits of CEA cultivation, we believe CEA will continue to be the primary method of growing cannabis, driving demand for our products. The movement towards the legalization of cannabis in the U.S. and its legalization in Canada also comes with a corresponding increase in regulatory oversight and statutory requirements for growers and their products. These regulations enhance product safety and transparency to consumers but usually necessitate the use of CEA in cannabis cultivation in order to meet mandated THC content or impurity tolerances.
Increased Consumer Home Growing
We perceive consumer gardening to be a significant driver of future CEA growth. According to the National Gardening Survey, in 2017, 77% of U.S. households participated in lawn and garden activities, spending on average a record of $503 per household. We expect this growth in consumer gardening and growing spending to continue, driven by both increased participation by millennials and strong continued participation by married households, adults over age 55, and adults without children. We believe that these demographic dynamics will result in an increase in the number of consumer gardening category participants, resulting in the purchase of more CEA products.
Strong Demand for Hemp for CBD Production
Hemp cultivation in North America has grown significantly since the passage of the U.S. Farm Bill in December 2018. Consumers are increasingly using hemp-derived products such as CBD for their therapeutic benefits. According to industry publications, the U.S. hemp-derived CBD market is expected to grow from $1.2 billion in 2019 to $6.9 billion in 2025, representing a six-year CAGR of 33.8%. We have experienced strong demand for our products from growers that solely harvest hemp and from cannabis growers who are adding hemp to their offerings. We are very well positioned to continue to capitalize on the growth of industrial hemp cultivation in North America especially as cultivation is increasingly done indoors. Both our current product portfolio and our pipeline of new products tailored to the needs of hemp cultivators will help us serve this burgeoning market.

3
Sinnarkar, Makarand. Allied Market Research Reports. “Green Technology and Sustainability Market is Expected to Reach $44.61 Billion by 2026.” (Feb. 2020).

Increased Focus on Environmental, Social, and Governance (“ESG”) Issues
We believe the growth and change in our end-markets is in part driven by a variety of ESG trends aimed at preserving resources and enhancing the transparency and safety of our food supply chains. Overall, CEA delivers superior performance characteristics versus traditional agriculture when compared on select key ESG performance criteria:
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More efficient land usage.   CEA allows for greater crop production per square foot, reducing the amount of land needed to grow crops. Certain types of vertical farming are 20 times more productive than traditional farming per acre.

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More efficient fresh water usage.   CEA allows for the management and recycling of water inside of a closed-loop system and therefore generally require less water than traditional outdoor agriculture. In certain instances, CEA can grow plants with up to 98% less water than soil based agriculture.

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Decreased use of fertilizer and pesticides.   As CEA takes place in a controlled, often indoor environments, the need for pesticides application is reduced, allowing growers to apply less pesticide with more precise application compared to traditional outdoor agriculture.

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Reduced carbon emissions.   CEA, especially vertical farming, allows large farming operations to be located significantly closer to end-users, thereby reducing the transportation distance of ready-to-use crops.

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Reduced food waste.   Similar to the above, since CEA allows for food production significantly closer to end-user, there is less time between production and consumption and therefore reduced product spoilage, damage and waste.

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Chemical runoff prevention.   Due to closed-loop nature of CEA systems, CEA significantly decreases the risk of chemical runoff, which is generally more difficult to control in traditional outdoor agriculture.

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Supports organic farming.   CEA is well suited for organic farming, the produce of which has been in increasing demand by consumers.

COVID-19
The COVID-19 (“COVID-19”) pandemic has caused significant shifts in consumer sentiment and behavior thereby altering the dynamics of the CEA industry. Its effect on the cannabis industry may also drive a greater volume of sales by our customers, increasing demand for our CEA equipment and supplies. We believe that these changes, as outlined below, will benefit our industry in the long-term:
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New entrants into the consumer gardening and growing market.   We believe that a meaningful portion of consumer gardening and growing product spending following the COVID-19 outbreak was driven by first-time users. We expect this to be a tailwind for the consumer gardening and growing market going forward as a portion of these consumers opt to work-from-home more.

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Increased focus on food security and sustainable sourcing.   The COVID-19 pandemic has intensified consumer focus on food security and transparency of food production around the world. CEA offers a more sustainable and secure alternative to traditional outdoor agriculture, allowing food to be grown closer to where it is ultimately consumed, thereby reducing supply chain-related risks and food waste.

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Pressure on governments to identify additional revenue streams, such as tax revenue from state legalized cannabis industries.   The COVID-19 pandemic has put a significant strain on government budgets, increasing pressure to find revenue from previously unexplored streams including state legalized medicinal or adult-use cannabis.

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Home-centric lifestyle increasing use occasion opportunities for cannabis use.   The COVID-19 pandemic is expected to foster a long-term increase in at-home activity. This lifestyle shift may foster growth in the cannabis market by increasing potential occasions for cannabis use as cannabis is often consumed at home.

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Essential service designation.   During lockdowns related to the COVID-19 pandemic, our manufacturing and distribution operations and a great majority of our key suppliers, retailers and resellers were designated as essential and remained open. This sets a key precedent about the vital importance of our operations and end-markets.
Our Competitive Strengths
We attribute our success to the following competitive strengths.
Leading Market Positions in Attractive Growing Markets
We are a leading independent distributor and manufacturer of CEA equipment and supplies in the U.S. and Canada and one of the two major consolidators in the CEA industry. The broader market is comprised of a fragmented group of smaller competitors. We serve several attractive end-markets, including hemp and indirectly, the cannabis industry. Favorable trends in CEA, including increased adoption of vertical farming methods to increase yields, are projected to drive a 24% CAGR for the vertical farming market through 2023 according to industry publications. Similarly, growers’ increasing preference to reduce water and energy usage, limit pesticide use and risk of environmental runoff, and reduce labor costs coupled with growing consumer demand for fruits and vegetables are expected to drive significant growth in CEA methods. Furthermore, CEA allows farms to be located closer to their consumers, greatly reducing the costs and waste (namely CO2 and spoiled food) related to transportation resulting in an overall smaller carbon footprint. However, we will likely see the most significant growth in cannabis. Increased support for cannabis legalization at the federal level in the U.S., an increase in U.S. states’ implementation of adult-use and medical cannabis programs, continued growth in the Canadian cannabis market following the implementation of the Cannabis Act in 2018, and consumer and commercial awareness of the benefits associated with hemp-derived products will serve as significantly favorable tailwinds that will drive continued growth.
New, Experienced Management Team with Proven Track Record
Our management team possesses significant public market experience, a history of driving long-term organic growth and a track record of successful business consolidations. Bill Toler, Chairman and Chief Executive Officer, has over 35 years of executive leadership experience in supply chain and consumer packaged goods, most recently serving as President and Chief Executive Officer of Hostess Brands from April 2014 to March 2018. Under his leadership, Hostess Brands transitioned from a private to public company, regained a leading market position within the sweet baked goods category and returned to profitability. Bill also previously served as Chief Executive Officer of AdvancePierre Foods and President of Pinnacle Foods, in addition to holding executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. Terence Fitch, President, possesses significant relevant business experience including more than 20 years of management experience with the Coca-Cola Company and Coke Enterprises, where he was responsible for manufacturing, supply chain, and sales and marketing for the multi-billion-dollar Refreshment Direct and Independent Bottlers business units. For the past six years, Terence has been working on building, managing and designing large CEA operations in Colorado and Arkansas. B. John Lindeman, Chief Financial Officer brings us more than 25 years of finance and leadership experience. Most recently he served as Chief Financial Officer and Corporate Secretary at Calavo Growers, Inc. (Nasdaq-GS: CVGW), a fresh food company, where he was responsible for the finance, accounting, IT and human resource functions. Prior to joining Calavo, he held various leadership positions within the finance and investment banking industries at Janney Montgomery Scott, Stifel Nicolaus, Legg Mason and PricewaterhouseCoopers LLP.
Broad Portfolio with Innovative Proprietary Offerings and Recurring Consumables Sales
We have one of the largest equipment and consumable product offerings in the industry. From lighting solutions to nutrients to grow mediums, we offer nearly everything growers need to ensure their operations are maximizing efficiency, output and quality. We maintain an extensive portfolio of products which includes 26 internally developed, proprietary brands across approximately 900 SKUs with 24 patents and 60 registered trademarks as well as over 40 exclusive/preferred brands across approximately 900 SKUs. We maintain inventory across over 6,000 SKUs, and approximately 60% of our sales relate to proprietary and exclusive/ preferred brands. Our proprietary and exclusive/preferred brands include lighting, equipment, grow media, nutrients and supplements. Our proprietary products command a significant gross margin premium relative to general distributed brands. Our revenue mix continues to shift towards proprietary brands as we continue to innovate, improving overall margins. Further, our revenue stream is highly consistent as, in our estimation, we believe that approximately two-thirds of our net sales are generated from the sale of recurring consumable products including growing media, nutrients and supplies. Our top 20 customers buy over 3,000 SKUs in the aggregate.
Proprietary Sourcing and Supplier Relationships Create Barriers to Entry
Our scale presents a significant barrier to entry as we have developed exclusive distribution relationships, proprietary brands and a geographic footprint that enables us to efficiently service customers across North America. We maintain approximately 900,000 square feet of distribution space across six distribution centers in the U.S. and two distribution centers in Canada. Furthermore, we have cultivated over the last 40 years long-term relationships with a network of approximately 400 suppliers, giving us access to a best-in-class products portfolio and allowing us to provide a full range of CEA solutions to our customers. We source individual components from our diverse supplier base to assemble our products, including utilizing a dedicated on-the-ground purchasing team in China to maintain and develop relationships with suppliers. To maintain competitive pricing, we implement cost sharing with certain of our suppliers. No single supplier makes up more than 9% of our total supplier costs.
Unique Ability to Serve Our Strong Customer Base
We maintain long-standing relationships with a diversified range of leading hydroponic retailers, retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers. We serve over 2,000 business- to-business customers across multiple channels in North America, providing customers with the capability to purchase their entire product range from us. Our commercial sales and DMI programs further enhance our customer capabilities, offering consultation, technical expertise, facilitated order fulfillment and JIT delivery of consumables. Our unique distribution capabilities allow us to provide JIT delivery across North America, utilizing six strategically located distribution centers in the U.S. and our two distribution centers in Canada. Our distribution footprint in the U.S. can reach approximately 90% of the population in 24 to 48 hours and our two distribution centers in British Colombia and Ontario can provide timely coverage to the fully Canadian market. We maintain coverage of industry trends and consumer preferences via thirteen sales managers complemented by teams made up of specialized product category experts. Given our ability to provide a comprehensive product offering and excellent customer service, we maintain over seven-year relationships with the majority of our largest customers.
Proven Mergers and Acquisitions (“M&A”) Track Record
Our management team has extensive experience with execution and integration of M&A opportunities. In November 2017, we acquired Eddi’s Wholesale Garden Supplies, Ltd. (“Eddi’s”) and the distribution division of Greenstar Plant Products, Inc. (“GSD”), which we believe were two of the leading CEA and lawn and garden distributors in Canada at the time of the acquisitions. Those acquisitions, combined with our existing infrastructure and experience, have enabled us to become one of the leading CEA equipment distributors in Canada. Additionally, we maintain relationships throughout our markets to identify specific product categories of interest for M&A activity. Our robust understanding of commercial growers’ needs coupled with our experienced M&A team has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share. We view M&A as a significant driver of potential growth as the hydroponics industry is fragmented and primed for consolidation.
Our Growth and Productivity Strategies
We are well positioned to capitalize on the growth of our underlying markets through the following strategies.
Capitalizing on Rapidly Growing Markets
Our customers benefit from macroeconomic factors driving the growth of CEA, including expanded adoption of CEA and vertical farming by commercial growers and consumers, as well as the growth in cannabis, hemp and other end-markets. As the world population grows and urbanizes, vertical farming is increasingly being used to meet the demand for food crops. Industry publications estimate that the global vertical farming market will expand at a 24% CAGR from 2019 to 2023. In addition, the U.S. and Canadian cannabis markets had an estimated value of approximately $14 billion in 2019, and are projected to grow to $37 billion by 2024. The hemp market has benefited from consumer adoption of hemp-derived CBD products. According to industry publications, the U.S. hemp-derived CBD market is expected to grow from $1.2 billion in 2019 to $6.9 billion in 2025, representing a six-year CAGR of 33.8%. We expect to capitalize on favorable cannabis and hemp growth trends by continuing to expand our operations globally.
Expanding our Proprietary Product Offering
We are expanding the breadth of our product assortment through continued development of our own proprietary brands. Our proprietary brands command a meaningful gross margin premium to our distributed products. Our core competency in new product innovation is in lighting, consumable and equipment categories, and we are enhancing research and development in our other product categories to expand our brand portfolio’s value and further enhance our margins. We have launched several new product lines over the past year, including PhotoBio LED lighting equipment and Phantom Core HID lighting equipment. We also maintain a pipeline of next generation proprietary products and occasionally make investments in suppliers to create strategic relationships around the development of specific products and enhanced distribution agreements.
Adding Strategic Distribution Relationships and Exclusive/Preferred Brands
We can increase revenue with significant cross-selling activity to our current installed customer base by offering a more comprehensive assortment of products required by commercial growers to engage in cultivation. We have identified key suppliers with product solutions that are well established in the grower community for exclusive/preferred brand relationships. Exclusive/preferred brand relationships with leading brands drive sales and margin improvement. We believe we are a highly attractive distribution partner due to our scale and independence in growing media and nutrient categories. We have established sixteen new exclusive/preferred distribution relationships over the past two years including with established equipment and nutrient suppliers.
Enabling Wholesaler Network to Effectively Serve Commercial Growers
Working with our wholesale network, we are leveraging our sophisticated technical sales team to provide our wholesale network the ability to address the needs, demanding requirements and higher volume of their larger-scale commercial customers. Establishing these relationships with our channel provides us with insight and access to growers’ evolving demands, leading to both increased equipment sales and recurring sales of consumables through our wholesale network. Our commercial grower outreach program, our analytically driven supply chain function and DMI capabilities enable our wholesaler network to anticipate customer demand for products and ensure their availability. The goal of these efforts is to maintain long-term relationships with our wholesalers by helping them be successful in providing cultivation square footage savings and access to JIT inventory to their customer base. We believe this can result in profitability for our wholesalers’ customers on consumables and equipment. We also believe that increasing the value to our wholesale network will allow us to grow within key accounts and expand sales of our products and services to new accounts.
Expand our Operating Margins
We have developed and begun to implement specific productivity initiatives across our business as a means of funding growth. Our initiatives include the following:
•
Enhance Our Brand Mix.   We will continue to increase the percentage of proprietary and exclusive/ preferred brands in our product portfolio. Our innovative proprietary and exclusive/preferred brands offer us a significant margin benefit compared to distributed brands.

•
Drive Supply Chain Efficiencies.   We are implementing multiple supply chain efficiency initiatives, including the review of our carrier sourcing relationships and intra-warehouse shipments for optimization opportunities, reducing the active SKU count by eliminating non-core SKUs, and the deployment enhanced inventory planning tools. For example, we have reduced our SKU count from 5,400 in 2019 to 3,700 in 2020. Additionally, we continually review our distribution network for optimization opportunities, and in doing so consolidated two warehouses to one in 2019.
•
Optimize the Customer Investment Program.   We have segmented our client accounts to improve our discounting decisions in order to maximize net sales as a percent of gross sales.

•
Leveraging G&A.   Additional areas of cost savings will come from more efficiently leveraging corporate overhead as our business continues to grow and scale.

Acquiring Value-Enhancing Businesses
The hydroponics industry is highly fragmented which we believe presents a significant opportunity for growth through M&A. Management is continually evaluating M&A targets and we believe, in this fragmented market, there will be continued opportunities for M&A. M&A provides us an opportunity to significantly increase distribution with independent brands and to add new products based on identified needs of commercial growers. We utilize clear investment criteria to make disciplined M&A decisions that will accelerate sales and EBITDA growth, increase competitive strength and market share and expand our proprietary brand portfolio.
Risks Associated With Our Business
Our business is subject to a number of risks and uncertainties that you should understand before making an investment decisions. Risks are discussed more fully in the section entitled “Risk Factors” of this prospectus. These risks include, but are not limited to, the following:
Risks Relating to Our Indebtedness:
•
significant risks associated with our outstanding and future indebtedness of certain of our subsidiaries; and

•
restrictions imposed by the Encina Credit Facility on our ability to sell products directly to the cannabis industry.

Risks Relating to Third Parties:
•
we rely on a limited base of suppliers for certain products, which may result in disruptions to our business;

•
if our suppliers are unable to source raw materials or the prices of raw materials increase, this may adversely affect our results of operations; and

•
if our suppliers decide to sell directly into the retail market that we conduct our current or future business in, we may face increased competition.

Risks Relating to the Cannabis Industry:
•
we are subject to a number of risks, directly and indirectly, because cannabis and cannabis-related activities are illegal under federal law;

•
we may be indirectly subject to federal and state controlled substance laws and regulation due to our involvement in the cannabis industry;

•
federal and state regulations pertaining to the use and cultivation of cannabis may adversely affect our business;

•
new California regulations have caused licensing shortages and future regulations may create other limitations that decrease demand for our products;

•
our products are subject to varying, inconsistent and rapidly changing laws;

•
our indirect involvement in the cannabis industry could adversely affect our public reputation; and

•
businesses involved in the cannabis industry are subject to a variety of laws and regulations related to money laundering, financial recordkeeping and proceeds of crimes.

Risks Relating to Other Regulations:
•
we may be restricted by certain state and other regulations pertaining to the use of certain ingredients in growing media and plant nutrients, including the use of pesticides; and

•
we are subject to certain U.S., state and foreign laws and regulations regarding how we collect, store and process personal information.

Risks Relating to Our Intellectual Property:
•
recent changes in laws make it difficult to predict how patents will be issued or enforced in our industry;

•
we may not be able to adequately obtain, maintain, protect our enforce our intellectual property and other proprietary rights;

•
we may need to rely on licenses to proprietary technologies from time to time, which could be difficult or expensive to obtain; and

•
we may be subject to intellectual property infringement, misappropriation and other violation claims or claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Risks Relating to Our Capital Stock:
•
we may incur indebtedness or issue capital stock that ranks senior or equally to our common stock with certain liquidation preference and other rights, which may dilute our stockholders’ ownership interest; and

•
certain provisions in our corporate charter documents and in our credit facility and under Delaware law could make an acquisition of our company more difficult and may prevent attempts by our stockholders to replace or remove current management.

Risks Relating to Our Business:
•
competitive industry pressures;

•
general economic and financial conditions, specifically in the United States and Canada;

•
the adverse effects of public health epidemics, including the recent COVID-19 pandemic, on our business, results of operations and financial operations; and

•
limitations and possible failures of our internal control systems.

Recent Developments
Initial Public Offering
On December 14, 2020, we completed our initial public offering (“IPO”), in which we issued and sold 9,966,667 shares of our common stock, including the full exercise by the underwriters of their option to purchase 1,300,000 additional shares of our common stock, at a public offering price of $20.00 per share, which resulted in net proceeds of $182.3 million after deducting underwriting discounts and commissions and offering expenses. The proceeds from the IPO were used to repay amounts outstanding under the Term Loan Credit Agreement by and among our Subsidiary Obligors (defined below), Brightwood Loan Services, LLC (“Brightwood”) and the other lenders party thereto (as amended, the “Term Loan Agreement”) of $76.6 million (includes accrued interest and fees of $0.3 million), and the amounts outstanding under the Loan and Security Agreement by and among our Subsidiary Obligors and Encina Business Credit, LLC of $33.4 million (includes accrued interest and fees of $0.2 million). Our common stock began trading on the Nasdaq Global Select Market on December 10, 2020.

Effects of Coronavirus on Our Business
The World Health Organization recognized COVID-19 as a public health emergency of international concern on January 30, 2020 and as a global pandemic on March 11, 2020. Public health responses have included national pandemic preparedness and response plans, travel restrictions, quarantines, curfews, event postponements and cancellations and closures of facilities including local schools and businesses. The global pandemic and actions taken to contain COVID-19 have adversely affected the global economy and financial markets.
In response to the COVID-19 pandemic, we implemented business continuity plans designed to address the impact of the COVID-19 pandemic on our business, such as restrictions on non-essential business travel, the institution of work-from-home practices and the implementation of strategies for workplace safety at our facilities. In March 2020, the majority of the employees at our headquarters transitioned to working remotely. For several weeks following the initial outbreak of COVID-19, we experienced a material impact to our supply chain that inhibited growth and results of operations. While we are not currently experiencing material adverse impacts to our supply chain, we intend to continue to source many products from China. It is difficult to predict the extent to which COVID-19 may continue to spread. As of the date of this prospectus, manufacturers in China are generally back in operation; however, a second wave of the COVID-19 pandemic could result in the re-closure of factories in China. Quarantine orders and travel restrictions within the U.S. and other countries may also adversely impact our supply chains, the manufacturing of our own products and our ability to obtain necessary materials. Consequently, we may be unable to obtain adequate inventory to fill purchase orders or manufacture our own products, which could adversely affect our business, results of operations and financial condition. Furthermore, potential suppliers or sources of materials may pass the increase in sourcing costs due to the COVID-19 pandemic to us through price increases, thereby impacting our potential future profit margins.
Our customers reside in countries, primarily the U.S. and Canada, that are currently affected by the COVID-19 pandemic. Many of these customers have experienced shelter-in-place measures in attempts to contain the spread of COVID-19, including general lockdowns, closure of schools and non-essential businesses, bans on gatherings and travel restrictions. Although we cannot precisely quantify in absolute or relative terms, our accelerated rate of growth in net sales for the six months ended September 30, 20202 correlates with shelter-in-place orders issued in many locations in March 2020 in response to the COVID-19 pandemic. Our sales growth for the six months ended September 30, 2020 was approximately 50% higher than the same period in 2019. A portion of our net sales during this period could be due to pull-through demand for our products due to higher consumption of CEA products from individuals spending more time at home due to shelter-in-place measures. Although uncertainty created by the COVID-19 pandemic remains, and various state budgets remain under economic pressure creating a greater chance of further cannabis legalization, we cannot assure you that such a rate of growth will continue.
Our business has remained resilient during the COVID-19 pandemic. As of September 30, 2020, our manufacturing and distribution operations are viewed as essential services and continue to operate. Our key suppliers, retailers and resellers have been designated as essential services and remain open at this time, however, in certain places they are operating under reduced hours and capacity limitations. The majority of U.S. and Canadian cannabis businesses have been designated as essential by U.S. State and Canadian government authorities.
The extent to which the COVID-19 pandemic will ultimately impact our business, results of operations, financial condition and cash flows depends on future developments that are highly uncertain, rapidly evolving and difficult to predict at this time. Depending on the length and severity of COVID-19, we may experience an increase or decrease in customer orders driven by volatility in consumer shopping and consumption behavior. While we are not experiencing material adverse impacts at this time, given the global economic slowdown, the overall disruption of global supply chains and distribution systems and the other risks and uncertainties associated with the COVID-19 pandemic, our business, financial condition, results of operations and growth prospects could be materially and adversely affected. While we believe that we are well positioned for the future as we navigate the crisis and prepare for an eventual return to a more normal operating environment, we continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans and response strategy.

Recent Transactions
PPP Loan
On April 7, 2020, we entered into a U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) promissory note in the principal amount of $3.3 million payable to JP Morgan Chase, N.A. (the “PPP Lender”) evidencing a PPP loan from the SBA (the “PPP Loan”). The PPP Loan bore interest at a rate of 1% per annum and was due to mature on April 7, 2022. Although we believe we had used the proceeds of the PPP Loan in a manner that would have entitled us to obtain forgiveness of such loan, we voluntarily repaid the PPP Loan on December 14, 2020.
Preferred Stock Offering
On December 31, 2019, we entered into a securities purchase agreement with certain investors named therein, pursuant to which we issued and sold, in a private placement offering between December 2019 and February 2020, 7,725,045 shares of our Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at an offering price of $3.50 (the “Preferred Stock Offering”). We received gross proceeds of approximately $27 million (which includes proceeds of approximately $8 million raised from the issuances of convertible unsecured subordinated promissory notes issued in September and October 2019 which converted into shares of our Series A Preferred Stock) in connection with the Preferred Stock Offering, before deducting fees and related offering expenses. Our Chief Executive Officer, Mr. Toler, purchased 1,428,572 shares of our Series A Preferred Stock. Upon the consummation of our IPO in December 2020, the Series A Preferred Stock automatically converted into 2,291,469 shares of our common stock and we paid $2.6 million to settle the Series A Preferred Stock dividend.
Encina Refinancing
In July 2019, certain of our subsidiaries (the “Subsidiary Obligors”) entered into a Loan and Security Agreement with Encina Business Credit, LLC (as amended to date, the “Encina Credit Facility”). The Encina Credit Facility provides for revolving borrowings under an asset-based loan commitment of up to $45 million (inclusive of a limit of up to $15 million of borrowings for the Canadian subsidiaries party thereto and a swingline facility of up to $2.0 million), subject to applicable borrowing base availability. The Encina Credit Facility matures on July 11, 2022. The Encina Credit Facility is secured by a first-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a second-lien priority lien on all other personal property of the Subsidiary Obligors. A portion of the proceeds borrowed under the Encina Credit Facility were used to pay in full the Loan and Security Agreement dated November 8, 2017, as amended from time to time, among Bank of America, N.A. and the obligors party thereto (the “BofA Credit Facility”).
Reverse Stock Split
Our board of directors and stockholders approved an amendment to our amended and restated certificate of incorporation effecting a 1-for-3.3712 reverse stock split of our issued and outstanding shares of common stock. The reverse split was effected on November 24, 2020 without any change in the par value per share.
Corporate Structure
We have been in the business of indoor gardening since Hydrofarm, LLC, (originally, Applied Hydroponics, Inc.), one of our wholly-owned subsidiaries, was formed in the State of California on May 4, 1977. We conduct our business through our wholly-owned, direct and indirect subsidiaries. Hydrofarm Holdings LLC is a shell entity and a subsidiary of Hydrofarm Holdings Group, Inc.; Hydrofarm Holdings LLC’s subsidiary is Hydrofarm, LLC, our primary operating entity. The chart below depicts our current organizational structure:

Hydrofarm Holdings Group, Inc.
(Delaware C corp)
100%
Hydrofarm Investment Corp.
(Delaware C corp)
100%
Hydrofarm Holdings LLC
(Delaware LLC)
100%
Hydrofarm, LLC
(California LLC)
100%
EHH Holdings, LLC
(US Sub)
100%
Eltac XXI S.L.
(Spanish Subsidiary)
100%
Shenzhen Representative Office of Hydrofarm Inc. (USA)
(China Subsidiary)
100%
Sunblaster LLC
(US Sub)
100%
Sunblaster Holdings ULC
(BC Subsidiary)
100%
Hydrofarm Canada, LLC
(US Sub)
100%
Eddi's Wholesale Garden Supplies Ltd.
(BC Corporation)

Corporate Information
We were incorporated in Delaware in January 2017 under the name Innovation Acquisition One Corp. Our predecessor company, originally called Applied Hydroponics, Inc., was founded in 1977 in Northern California. We changed our name to Hydrofarm Holdings Group, Inc. on August 3, 2018 in connection with the Private Placement and Merger described in “Business — History” and “Certain Relationships and Related Party Transactions — The Merger and Concurrent Offering,” respectively. Our principal executive offices are located at 2249 South McDowell Blvd Ext., Petaluma, California, 94954 (the “Petaluma HQ”) and our telephone number is (707) 765-9990. Our website address is www.hydrofarm.com. The information contained on, or that can be accessed through, our website is not, and shall not be deemed to be part of, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

THE OFFERING
Common stock offered by the selling stockholder
Up to 3,369,138 shares of common stock underlying the Investor Warrants.
Use of Proceeds
We are not selling any shares of our common stock in this offering and we will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will receive all of the proceeds from any sales of the shares of our common stock offered hereby. However, we will receive the exercise price upon any exercise of the Investor Warrants, to the extent exercised on a cash basis. If the Investor Warrants are exercised in full, we would receive gross proceeds of approximately $56,803,667. We currently intend to use such proceeds, if any, for general corporate purposes and working capital. The holders of the Investor Warrants are not obligated to exercise the Investor Warrants, and we cannot predict whether and when, if ever, the holders of the Investor Warrants will choose to exercise the Investor Warrants, in whole or in part. See “Use of Proceeds” beginning on page 53 of this prospectus.
Risk Factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 22 of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in our common stock.
Nasdaq Global Select Market Symbol
“HYFM”
In addition, unless we specifically state otherwise, the information in this prospectus assumes a 1-for-3.3712 reverse stock split of our common stock effected on November 24, 2020.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents our summary of consolidated financial and other data for the years ended December 31, 2019 and 2018, and the nine months ended September 30, 2020 and 2019. We have derived the following consolidated financial and other data for the years ended December 31, 2019 and 2018 from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. We have derived the following consolidated financial and other data for the nine months ended September 30, 2020 and 2019 from our unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of future results of operations and the results of operations for the nine months ended September 30, 2020 are not necessarily indicative of results for the full year. You should read the following financial information together with the information under “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto, and our unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. You should also read “Prospectus Summary — Recent Developments — Initial Public Offering” for a summary of our IPO and related debt repayments.
	Nine months ended September 30,		Years ended December 31,
	2020	2019	2019	2018
	(In thousands, except per share amounts)
Income statement data for period ended:
Net sales	$254,763	$181,338	$235,111	$211,813
Gross profit	47,624	21,576	27,086	24,070
Selling, general and administrative	37,084	30,759	43,784	42,229
Impairment, restructuring and other(a)	276	3,589	10,035	7,169
Income (loss) from operations	10,264	(12,772)	(26,733)	(25,328)
Interest expense	7,858	9,789	13,467	11,606
Net income (loss)(b)	2,125	(22,372)	(40,083)	(32,892)
Net income (loss) attributable to common stockholders(b)	135	(22,372)	(40,083)	(32,892)
Net income (loss) per share attributable to common stockholders – diluted(c)	$0.01	$(1.08)	$(1.94)	$(2.31)
Net income (loss) per common share attributable to common stockholders on pro forma basis – diluted(d)	0.09	n/a	$(1.94)	n/a
Cash flows (used in) provided by:
Operating activities	$(7,777)	$(11,520)	$(13,302)	$4,437
Investing activities	1,328	(3,572)	(3,818)	(3,312)
Financing activities	6,408	4,663	19,900	25,516
Net (decrease) increase in cash, cash equivalents and restricted cash	(2)	(8,082)	4,934	25,717
Other data:
Adjusted EBITDA(e)	$16,120	$(3,812)	$(9,495)	$(7,249)
Adjusted EBITDA as a percent of net sales(e)	6.3%	-2.1%	-4.0%	-3.4%
Gross profit margin (gross profit as % of net sales)	18.7%	11.9%	11.5%	11.4%
Capital expenditures(f)	700	541	768	1,343
Federal net operating loss carryforwards	n/a	n/a	58,000	35,000

	As of September 30, 2020	December 31,
		2019	2018
	(In thousands)	(In thousands)
Balance sheet data as of end of period:
Cash, cash equivalents and restricted cash	$32,855	$32,857	$27,923
Working capital(g)	52,126	40,547	56,728
Total assets(h)	218,571	185,651	174,411
Long-term debt(i)	111,826	107,932	100,520
Total liabilities	181,310	154,471	126,867
Convertible preferred stock(j)	27,584	21,802	—
Stockholders’ equity	9,677	9,378	47,544
Balance sheet data as of end of period on a pro forma basis:(k)
Cash, cash equivalents and restricted cash(k)	$30,865
Working capital(g)	50,136
Total assets(h)	216,581
Long-term debt(i)	111,826
Total liabilities	181,310
Convertible preferred stock(k)	—
Stockholders’ equity(k)	35,271

(a)
Impairment, restructuring and other expenses primarily relate to impairment on intangible assets; professional fees related to consultation, due diligence and assistance to research various capitalization strategies related to alternative debt and equity refinancing structures; severance costs; and, costs to early terminate several leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impairment, restructuring and other.”

(b)
Net income (loss) and net income (loss) attributable to common stockholders for the year ended December 31, 2018 reflects a reduction from net loss for an allocation to a non-controlling interest. See our “Consolidated statements of operations” for the year ended December 31, 2018 in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(c)
Net loss per share attributable to common stockholders for 2018 represents basic and diluted net loss per share attributable to common stockholders, and assumes the non-controlling interest converted to a controlling interest at issuance and accordingly, its share of the net loss and the shares into which it converted are included in the calculations; see Note 4, Basis of preparation and significant accounting policies in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(d)
Net income (loss) per share attributable to common stockholders on a pro forma basis — diluted gives effect to the automatic conversion of all of our outstanding shares of Series A Preferred Stock into shares of common stock, which occurred automatically upon the consummation of our IPO in December 2020. For an explanation of the calculations of our pro forma diluted net income (loss) per share attributable to common stockholders, see Note 3, Net income (loss) per common share (‘EPS’) to our unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus, and Note 4, Basis of preparation and significant accounting policies, under “Net loss per common share (EPS)” in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(e)
For information regarding our use of adjusted EBITDA and its reconciliation to net income (loss) and adjusted EBITDA as a percent of net sales, see “— Non-GAAP financial measures” following this table.

(f)
Capital expenditures relate to purchases of property, equipment and computer software.

(g)
Working capital represents current assets less current liabilities.

(h)
Total assets and total liabilities for 2020 and 2019 include operating lease right-of-use assets and lease liabilities, respectively, upon the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases, adopted as of January 1, 2019.

(i)
Long-term debt represents current and long-term portions of interest bearing debt, net of issuance costs.

(j)
Convertible preferred stock reflects the issuance of Series A Preferred Stock in late 2019 and early 2020. See “Prospectus Summary — Recent Transactions — Preferred Stock Offering” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(k)
Cash, cash equivalents and restricted cash on a pro forma basis and convertible preferred stock on a pro forma basis and stockholders’ equity on a pro forma basis as of September 30, 2020, give effect to the automatic conversion of all of our outstanding shares of Series A Preferred Stock into shares of common stock which occurred automatically upon the consummation of our IPO in December 2020 and assumes the settlement of our Series A Preferred Stock dividend of $2.0 million in cash. For an explanation of the calculations, see Note 2, Basis of presentation and significant accounting policies, under “Unaudited pro forma balance sheet information as of September 30, 2020” to our unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Non-GAAP financial measures
We report our financial results in accordance with generally accepted accounting principles in the United States (“GAAP”). However, management believes that certain non-GAAP financial measures provide investors of our financial information with additional useful information in evaluating our performance and that excluding certain items that may vary substantially in frequency and magnitude period-to-period from net income (loss) provides useful supplemental measures that assist in evaluating our ability to generate earnings and to more readily compare these metrics between past and future periods. These non-GAAP financial measures may be different than similarly titled measures used by other companies.
To supplement our audited consolidated financial statements which are prepared in accordance with GAAP, we use “Adjusted EBITDA” and “Adjusted EBITDA as a percent of sales” which are non-GAAP financial measures (collectively referred to as “Adjusted EBITDA”). Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. There are several limitations related to the use of our non-GAAP financial measures as compared to the closest comparable GAAP measures. Some of these limitations include:
•
Adjusted EBITDA does not reflect the significant interest expense, or the amounts necessary to service interest or principal payments on our indebtedness;

•
Adjusted EBITDA excludes depreciation and amortization, and although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

•
Adjusted EBITDA does not reflect our tax provision that adjusts cash available to us;

•
Adjusted EBITDA excludes the non-cash component of share-based compensation; and

•
Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be reflective, on a recurring basis, of our ongoing operations.

We define Adjusted EBITDA as net income (loss) excluding interest expense, income taxes, depreciation and amortization, share-based compensation and other unusual and/or infrequent costs, which we do not consider in our evaluation of ongoing operating performance.

The following table presents a reconciliation of net income (loss), the most comparable GAAP financial measure, to Adjusted EBITDA for each of the years ended December 31, 2019 and 2018 and each of the nine months ended September 30, 2020 and 2019:
	Nine months ended September 30,		Years ended December 31,
	2020	2019	2019	2018
	(Dollars in thousands)
Net income (loss)	$2,125	$(22,372)	$(40,083)	$(32,892)
Interest expense	7,858	9,789	13,467	11,606
Income tax expense (benefit)	384	(246)	(691)	(397)
Depreciation and amortization	5,170	5,198	6,995	8,260
Impairment, restructuring and other	276	3,589	10,035	7,169
Other income, net	(103)	(334)	(105)	(995)
Stock-based compensation	410	173	208	—
Loss on debt extinguishment	—	391	679	—
Adjusted EBITDA	$16,120	$(3,812)	$(9,495)	$(7,249)
Adjusted EBITDA as a percent of net sales	6.3%	-2.1%	-4.0%	-3.4%

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and notes thereto, before deciding whether to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.
Risks Relating to Our Business
Our proprietary brand offerings expose us to various risks.
We expect to continue to grow our portfolio of proprietary brand offerings. We have invested in development and procurement resources and marketing efforts relating to these proprietary brand offerings. Although we believe that our proprietary brand products offer value to our customers at each price point and provide us with higher gross margins than comparable third-party branded products we sell, the expansion of our proprietary brand offerings also subjects us to certain specific risks in addition to those discussed elsewhere in this section, such as:
•
potential mandatory or voluntary product recalls;

•
our ability to successfully obtain, maintain, protect and enforce our intellectual property and proprietary rights (including defending against counterfeit, knock offs, grey-market, infringing or otherwise unauthorized goods); and

•
our ability to successfully navigate and avoid claims related to the proprietary rights of third parties.

An increase in sales of our proprietary brands may also adversely affect our sales of our vendors’ products, which may, in turn, adversely affect our relationship with our vendors. Our failure to adequately address some or all of these risks could have a material adverse effect on our business, results of operations and financial condition.
Our competitors and potential competitors may develop products and technologies that are more effective or commercially attractive than our products.
Our products compete against national and regional products and private label products produced by various suppliers, many of which are established companies that provide products that perform functions similar to our products. Our competitors may develop or market products that are more effective or commercially attractive than our current or future products. Some of our competitors have substantially greater financial, operational, marketing and technical resources than we do. Moreover, some of these competitors may offer a broader array of products and sell their products at prices lower than ours, and may have greater name recognition. In addition, if demand for our specialty indoor gardening supplies and products continues to grow, we may face competition from new entrants into our field. Due to this competition, there is no assurance that we will not encounter difficulties in generating or increasing revenues and capturing market share. In addition, increased competition may lead to reduced prices and/or margins for products we sell. We may not have the financial resources, relationships with key suppliers, technical expertise or marketing, distribution or support capabilities to compete successfully in the future.
We may not successfully develop new products or improve existing products or maintain our effectiveness in reaching consumers through rapidly evolving communication vehicles.
Our future success depends, in part, upon our ability to improve our existing products and to develop, manufacture and market new products to meet evolving consumer needs. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product innovations which satisfy consumer needs or achieve market acceptance, or that we will develop, manufacture and market new products or product innovations in a timely manner. If we fail to successfully develop, manufacture and market new products or product innovations, or if we fail to reach existing and potential consumers, our ability to maintain or grow our market share may be adversely affected, which in turn could materially adversely affect our business, financial condition and results of operations. In addition, the development and introduction of new and products and product innovations require substantial research, development and marketing expenditures, which we may be unable to recoup if such new products or innovations do not achieve market acceptance.
Many of the products we distribute and market, such as our fertilizers and nutrients, contain ingredients that are subject to regulatory approval or registration with certain U.S. state regulators. The need to obtain such approval or registration could delay the launch of new products or product innovations that contain ingredients or otherwise prevent us from developing and manufacturing certain products and product innovations.
Negative economic conditions, specifically in the United States and Canada, could adversely affect our business.
Uncertain global economic conditions could adversely affect our business. Negative global economic trends, particularly in the United States and Canada, such as decreased consumer and business spending, high unemployment levels, reduced rates of home ownership and housing starts, high foreclosure rates and declining consumer and business confidence, pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, unfavorable economic conditions may negatively affect consumer demand for our products. Our most price-sensitive customers may trade down to lower priced products during challenging economic times or if current economic conditions worsen, while other customers may reduce discretionary spending during periods of economic uncertainty, which could reduce sales volumes of our products in favor of our competitors’ products or result in a shift in our product mix from higher margin to lower margin products.
The effects of the COVID-19 pandemic are unpredictable and may materially affect our customers and how we operate our business, and the duration and extent to which the pandemic continues (including any re-emergence of COVID-19) to threaten our future results of operations and overall financial performance remains uncertain.
In December 2019, COVID-19 was identified. On March 11, 2020, the World Health Organization characterized COVID-19 as a global pandemic. The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide and has caused significant volatility in U.S. and international debt and equity markets.
Examples of how COVID-19 may impact our business, results of operations and stock price include, but are not limited to:
•
COVID-19 may cause consumers to decrease spending, or pause such spending altogether, making it more difficult for us to acquire new customers, as well as retain and upsell existing customers;

•
COVID-19 may interfere with our ability, or the ability of our employees, workers, contractors, suppliers and other business partners to perform our and their respective responsibilities and obligations relative to the conduct of our business. COVID-19 may also cause disruptions from the temporary closure of third-party suppliers and manufacturers, restrictions on the shipment of our products, restrictions on our employees’ and other service providers’ ability to travel, the decreased willingness or ability of our customers to travel or to utilize our services and shutdowns that may be requested or mandated by governmental authorities;

•
COVID-19 and related government responses to address the COVID-19 pandemic may cause sudden and extreme changes in our stock price. Since COVID-19 was first reported, the volatility of U.S. equity markets increased to historic levels. This may cause extreme fluctuations in the market price of our stock. We cannot predict if and when these fluctuations will decrease or increase. In addition to general market conditions, the market price of our stock may become volatile or decline due to actual or anticipated impact of COVID-19 on our financial condition and results of operations or if our results of operations do not meet the expectations of the investor community or one or more of the analysts who cover our company change their recommendations regarding our company.

The duration and extent of the impact on our business from the COVID-19 pandemic depends on future developments that cannot be accurately predicted at this time (e.g., the severity and transmission rate of the virus, the extent and effectiveness of containment measures, and the impact of these and other factors on our employees, customers, vendors and partners, including their respective productivity). Furthermore, our limited operating history combined with the uncertainty created by the COVID-19 pandemic significantly increases the difficulty of forecasting operating results and of strategic planning. If we are unable to effectively predict and manage the impact of the COVID-19 pandemic on our business, our results of operations and financial condition may be negatively impacted.
Our business has experienced an accelerated rate of growth which may be due in part to lifestyle changes in the wake of the COVID-19 pandemic; if so, our recent accelerated rate of growth may not be sustainable.
Although we cannot precisely quantify in absolute or relative terms, our accelerated rate of growth in net sales for the six months ended September 30, 2020 correlates with shelter-in-place orders issued in many locations in March 2020 in response to the COVID-19 pandemic. Our sales growth for the six months ended September 30, 2020 was approximately 50% higher as compared to the six months ended September 30, 2019. A portion of our net sales during this period could be due to pull-through demand for our products due to higher consumption of CEA products from individuals spending more time at home due to shelter-in-place measures. Although uncertainty created by the COVID-19 pandemic remains, and various state budgets remain under economic pressure, creating a greater chance of further cannabis legalization, we cannot assure you that such growth will continue.
Our international operations make us susceptible to the costs and risks associated with operating internationally.
We operate some of our distribution centers in Canada and Spain and source products globally. We also operate a registered office in China. Accordingly, we are subject to risks associated with operating in foreign countries, including:
•
fluctuations in currency exchange rates;

•
limitations on the remittance of dividends and other payments by foreign subsidiaries;

•
additional costs of compliance with local regulations;

•
in certain countries, historically higher rates of inflation than in the United States;

•
changes in the economic conditions or consumer preferences or demand for our products in these markets;

•
restrictive actions by multi-national governing bodies, foreign governments or subdivisions thereof;

•
changes in foreign labor laws and regulations affecting our ability to hire and retain employees;

•
changes in U.S. and foreign laws regarding trade and investment;

•
less robust protection of our intellectual property and proprietary rights under foreign laws; and

•
difficulty in obtaining distribution and support for our products.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs associated with operating our continuing international business could adversely affect our results of operations, financial condition and cash flows in the future.
We will incur increased costs as a result of being a public company.
We became a public company on December 9, 2020. As a public company, we will incur significant legal, accounting, insurance and other expenses that we did not incur as a private company. For example, we will incur increased legal and accounting costs as a result of being subject to the information and reporting requirements of the Exchange Act, and other federal securities laws. The costs of preparing and filing periodic and other reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders, will cause significant increase in our expenses than if we remained privately-held. The cost of being a public company will divert resources that might otherwise have been used to develop our business, which could have a material adverse effect on our company.

As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a public reporting company. As a public company, we are required to file with the SEC annual and quarterly information and other reports pursuant to the Exchange Act. We are also required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Select Market and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.
As a public company, we will, among other things:
•
prepare and distribute periodic public reports and other stockholder communications in compliance;

•
comply with our obligations under the federal securities laws and applicable listing rules;

•
create or expand the roles and duties of our board of directors and committees of the board of directors;

•
institute more comprehensive financial reporting and disclosure compliance functions;

•
enhance our investor relations function;

•
establish new internal policies, including those relating to disclosure controls and procedures; and

•
involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition and results of operations. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our committees of our board of directors or as our executive officers.
In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate applicable listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could have a material adverse effect on our business, financial condition and results of operations.
The changes necessitated by becoming a public company require a significant commitment of resources and management supervision that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, as applicable, fines, sanctions and other regulatory action and potentially civil litigation.
As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.
We are required, pursuant to Section 404 to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2021. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Following the date we are no longer an “emerging growth company,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC. We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We may need to hire additional accounting and financial staff, or leverage outside resources, with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.
During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
We identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.
Prior to our IPO in December 2020, we were a private company with limited accounting and finance personnel, adequate review processes and other resources with which to address our internal controls and procedures. In connection with the audit of our financial statements for fiscal 2019, we and our independent registered public accounting firm identified control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
We determined that we had two material weaknesses because (i) we did not maintain a sufficient complement of personnel with an appropriate degree of technical knowledge commensurate with our accounting and reporting requirements and (ii) our controls related to the preparation, review, and analysis of accounting information and financial statements were not adequately designed or appropriately implemented to identify material misstatements in our financial reporting on a timely basis for our U.S. entities and Eddi’s. As a result, there were numerous misstatements identified which resulted in certain adjustments to the financial statements, including but not limited to, those described in Note 2, Adjustments to Prior Period Financial Statements in the notes to our 2019 consolidated financial statements. These material weaknesses could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.
We have taken several actions towards remediating these material weaknesses. In particular, we (i) hired and continue to hire, additional qualified accounting and financial reporting personnel with technical and/or public company experience and (ii) engaged an external advisor to assist management in completing a Sarbanes-Oxley Act compliant risk assessment, creating detailed control documentation for in-scope business and information technology processes, identify any further control gaps and providing assistance on remediation procedures, and to design and implement a Sarbanes-Oxley Act sub-certification process. We are still in the process of completing the remediation of the material weaknesses; however, we cannot assure you that the steps we are taking will be sufficient to remediate our material weaknesses or prevent future material weaknesses or significant deficiencies from occurring.
We can give no assurance that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations.
Acquisitions, other strategic alliances and investments could result in operating difficulties, dilution, and other harmful consequences that may adversely impact our business and results of operations.
Acquisitions are an important element of our overall corporate strategy, and these transactions could entail material investments by us and be material to our financial condition and results of operations. We expect to evaluate and enter into discussions regarding a wide array of potential strategic transactions. The process of integrating an acquired company, business, or product has created, and will continue to create, unforeseen operating difficulties and expenditures. The areas where we face risks may include, but are not limited to:
•
diversion of management’s time and focus from operating our business to acquisition integration challenges;

•
failure to successfully further develop the acquired business or products;

•
implementation or remediation of controls, procedures and policies at the acquired company;

•
integration of the acquired company’s accounting, human resources and other administrative systems, and coordination of product, engineering and sales and marketing functions;

•
transition of operations, users and customers onto our existing platforms;

•
reliance on the expertise of our strategic partners with respect to market development, sales, local regulatory compliance and other operational matters;

•
failure to obtain required approvals on a timely basis, if at all, from governmental authorities, or conditions placed upon approval, under competition and antitrust laws which could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition;

•
in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

•
cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire;

•
liability for or reputational harm from activities of the acquired company before the acquisition or from our strategic partners, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•
litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Our due diligence may fail to identify all liabilities associated with acquisitions and we may not assess the relative benefits and detriments of making an acquisition and may pay acquisition consideration exceeding the value of the acquired business. Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments or strategic alliances could cause us to fail to realize the anticipated benefits of such acquisitions, investments or alliances, incur unanticipated liabilities, and harm our business generally.
Our acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or impairment of goodwill and purchased long-lived assets, and restructuring charges, any of which could harm our financial condition or results of operations and cash flows.

Although acquisitions are an important element of our overall corporate strategy, there can be no assurance that we will be able to identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies to realize the full, anticipated benefits of such acquisitions.
Damage to our reputation could have an adverse effect on our business.
Maintaining our strong reputation is a key component in our success. Product recalls, our inability to ship, sell or transport our products, governmental investigations and other matters may harm our reputation and acceptance of our products, which may materially and adversely affect our business operations, decrease sales and increase costs.
In addition, perceptions that the products we distribute and market are not safe could adversely affect us and contribute to the risk we will be subjected to legal action. We distribute and market a variety of products, such as nutrients, and growing media. On occasion, allegations or news reports may be made that some of these products have failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that the products we distribute or market are not safe could impair our reputation, involve us in litigation, damage our brand names and have a material adverse effect on our business.
Our marketing activities may not be successful.
We invest substantial resources in advertising, consumer promotions and other marketing activities to maintain, extend and expand our brand image. There can be no assurance that our marketing strategies will be effective or that the amount we invest in advertising activities will result in a corresponding increase in sales of our products. If our marketing initiatives are not successful, we will have incurred significant expenses without the benefit of higher revenues.
Our operations may be impaired if our information technology systems, or those of our third-party vendors, fail to perform adequately or if we or our third-party vendors are the subject of a data breach or cyber-attack.
We rely on information technology systems in order to conduct business, including communicating with employees and our distribution centers, ordering and managing materials from suppliers, selling and shipping products to retail customers and analyzing and reporting results of operations, as well as for storing sensitive, personal and other confidential information. While we have taken steps to ensure the security of our information technology systems, our security measures or those of our third-party vendors may not be effective and our or our third-party vendors’ systems may nevertheless be vulnerable to computer viruses, security breaches and other disruptions from unauthorized users. If our or our third-party vendors’ information technology systems are damaged or cease to be available or function properly for an extended period of time, whether as a result of a significant cyber incident or otherwise, our ability to communicate internally as well as with our retail customers could be significantly impaired, which may adversely impact our business.
Additionally, the techniques used to obtain unauthorized, improper or illegal access to information technology systems are constantly evolving, may be difficult to detect quickly and often are not recognized until after they have been launched against a target. We may be unable to anticipate these techniques, react in a timely manner or implement adequate preventative or remedial measures. Any operational failure or breach of security from these increasingly sophisticated cyber threats could lead to the loss or disclosure of both our and our retail customers’ financial, product, and other confidential information, as well as personally identifiable information about our employees or customers, result in negative publicity and expensive and time-consuming regulatory or other legal proceedings, damage our relationships with our customers and have a material adverse effect on our business and reputation. In addition, we may incur significant costs and operational consequences in connection with investigating, mitigating, remediating, eliminating and putting in place additional tools and devices designed to prevent future actual or perceived security incidents, as well as in connection with complying with any notification or other obligations resulting from any security incidents. Because we do not control our third-party vendors, or the processing of data by our third-party vendors, our ability to monitor our third-party vendors’ data security is limited and we cannot ensure the integrity or security of the measures they take to protect and prevent the loss of our or our consumers’ data.

As a result, we are subject to the risk that cyber-attacks on, or other security incidents affecting, our third-party vendors may adversely affect our business even if an attack or breach does not directly impact our systems.
We occupy many of our facilities under long-term non-cancellable leases, and we may be unable to renew our leases at the end of their terms.
Many of our facilities and distribution centers are located on leased premises subject to non-cancellable leases. Typically, our leases have initial terms ranging from three to ten years, with options to renew for specified periods of time. We believe that our future leases will likely also be long-term and non-cancellable and have similar renewal options. If we close or stop fully utilizing a facility, we will most likely remain obligated to perform under the applicable lease, which would include, among other things, making the base rent payments, and paying insurance, taxes and other expenses on the leased property for the remainder of the lease term. Our future minimum aggregate rental commitments for leases for our facilities and distribution centers, as of December 31, 2019, is approximately $22.5 million for leases classified as operating and $894,000 for leases classified as financing. Our inability to terminate a lease when we stop fully utilizing a facility or exit a market can have a significant adverse impact on our financial condition, operating results and cash flows.
In addition, at the end of the lease term and any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, which in turn could have a material adverse effect on our business and operating results. Further, we may not be able to secure a replacement facility in a location that is as commercially viable, including access to rail service. Having to close a facility, even briefly to relocate, could reduce the sales that such facility would have contributed to our revenues.
The estimates and judgments we make, or the assumptions on which we rely, in preparing our consolidated financial statements could prove inaccurate.
Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure, however, that our estimates, or the assumptions underlying them, will not change over time or otherwise prove inaccurate. Any potential litigation related to the estimates and judgments we make, or the assumptions on which we rely, in preparing our consolidated financial statements could have a material adverse effect on our financial results, harm our business, and cause our share price to decline.
In order to increase our sales and marketing infrastructure, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.
As we continue to work to expand our business, we will need to expand the size of our employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. In addition, our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Our future financial performance and our ability to continue to grow our operation and compete in the hydroponics industry effectively will depend, in part, on our ability to effectively manage any future growth.
Potential tariffs or a global trade war could increase the cost of our products, which could adversely impact the competitiveness of our products and our financial results.
Since 2018, the United States has imposed tariffs on certain imports from China, including on lighting and environmental control equipment manufactured in China. If the U.S. administration imposes additional tariffs, or if additional tariffs or trade restrictions are implemented by the United States or other countries the cost of our products manufactured in China and imported into the United States or other countries could increase, which in turn could adversely affect the demand for these products and have a material adverse effect on our business and results of operations. As of the date of this prospectus, tariffs have not adversely affected the purchase price of our products manufactured in China and imported into the United States.
Unanticipated changes in our tax provisions, the adoption of new tax legislation or exposure to additional tax liabilities could affect our profitability and cash flows.
We are subject to income and other taxes in the United States federal jurisdiction and various local, state and foreign jurisdictions. Our effective tax rate in the future could be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets (such as net operating losses and tax credits) and liabilities, changes in tax laws and the discovery of new information in the course of our tax return preparation process. In particular, the carrying value of deferred tax assets, which are predominantly related to our operations in the United States, is dependent on our ability to generate future taxable income of the appropriate character in the relevant jurisdiction.
From time to time, tax proposals are introduced or considered by the U.S. Congress or the legislative bodies in local, state and foreign jurisdictions that could also affect our tax rate, the carrying value of our deferred tax assets, or our tax liabilities. Our tax liabilities are also affected by the amounts we charge for inventory, services, licenses and funding. We are subject to ongoing tax audits in various jurisdictions. In connection with these audits (or future audits), tax authorities may disagree with our determinations and assess additional taxes. We regularly assess the likely outcomes of our audits in order to determine the appropriateness of our tax provision. As a result, the ultimate resolution of our tax audits, changes in tax laws or tax rates, and the ability to utilize our deferred tax assets could materially affect our tax provision, net income and cash flows in future periods.
We may be limited in our ability to utilize, or may not be able to utilize, net operating loss carryforwards to reduce our future tax liability.
As of December 31, 2019, we had U.S. federal net operating loss (“NOL”) carryforwards of approximately $58 million, the utilization of which may be limited annually due to certain change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Our NOL carryforwards will begin to expire in 2037. Please refer to Note 15, Income Taxes in the notes to our consolidated financial statements appearing elsewhere in this prospectus for a further discussion of the carryforward of our NOLs. As of December 31, 2019, we maintained a valuation allowance of approximately $35 million on the majority of our net deferred tax assets.
An “ownership change” (generally defined as greater than 50-percentage-point cumulative changes in the equity ownership of certain stockholders over a rolling three-year period) under Section 382 of the Code may limit our ability to utilize fully our pre-change NOL carryforwards to reduce our taxable income in periods following the ownership change. In general, an ownership change would limit our ability to utilize NOL carryforwards to an amount equal to the aggregate value of our equity at the time of the ownership change multiplied by a specified tax-exempt interest rate, subject to increase by certain built-in gains. Similar provisions of state tax law may also apply to our state NOL carryforwards. In addition, future changes in our stock ownership, some of which may be beyond our control, could result in additional ownership changes under Section 382 of the Code.
If we need additional capital to fund our operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.
In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. There can be no assurance that additional capital will be available to us. If we cannot obtain sufficient capital to fund our operations, we may be forced to limit the scope of our expansion.
If product liability lawsuits are brought against us, we may incur substantial liabilities.
We face a potential risk of product liability as a result of any of the products that we offer for sale. For example, we may be sued if any product we sell allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in: (i) decreased demand for products that we may offer for sale; (ii) injury to our reputation; (iii) costs to defend the related litigation; (iv) a diversion of management’s time and our resources; (v) substantial monetary awards to trial participants or patients; (vi) product recalls, withdrawals or labeling, marketing or promotional restrictions; (vii) a decline in our stock price. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We do not maintain any product liability insurance. Even if we obtain product liability insurance in the future, we may have to pay amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.
Risks Relating to Our Indebtedness
There are significant risks associated with the outstanding and future indebtedness of certain of our subsidiaries. Such subsidiaries’ ability to pay interest and repay the principal on their indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.
Certain of our subsidiaries are parties to material loan and lease agreements with different financial institutions. Such subsidiaries have used and/or will continue to use, the proceeds from these debt arrangements to fund working capital requirements and for the lease of certain equipment required to conduct our business. As of September 30, 2020, certain of our subsidiaries has an aggregate of $111.8 million of outstanding indebtedness that will mature between calendar year 2020 and calendar year 2023, and we or our subsidiaries may incur additional indebtedness in the future. The proceeds from our December 2020 IPO were used to repay amounts outstanding under the Term Loan Agreement of $76.6 million (includes accrued interest and fees of $0.3 million), and the amounts outstanding under the Encina Credit Facility (defined below) of $33.4 million (includes accrued interest and fees of $0.2 million).
Our subsidiaries’ current debt arrangements consist of the following. See “Description of Our Indebtedness” for additional information regarding the debt arrangements of certain of our subsidiaries.
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Loan and Security Agreement among Hydrofarm Holdings, LLC, Hydrofarm, LLC, EHH Holdings, LLC (“EHH”), SunBlaster LLC (“SunBlaster”), SunBlaster Holdings ULC (“SunBlaster ULC”), Eddi’s Wholesale Garden Supplies, Ltd. (“EWGS” and, together with SunBlaster ULC, the “Canadian Borrowers”) and Hydrofarm Canada, LLC (“Hydrofarm Canada”) (collectively, the “Subsidiary Obligors”), and Encina Business Credit, LLC (“Encina”), as agent, and the other lenders party thereto, and (as amended and restated to date, the “Encina Credit Facility”). The Encina Credit Facility provides for revolving borrowings under an asset-based loan commitment of up to $45 million (inclusive of a limit of up to $15 million of borrowings for the Canadian Borrowers and a swingline facility of up to $2.0 million), subject to applicable borrowing base availability, which matures on the July 11, 2022, and is secured by a first-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a second-lien priority lien on all other personal property of the Subsidiary Obligors. A portion of the proceeds borrowed under the Encina Credit Facility was used to pay in full the BofA Agreement (as defined below). As of September 30, 2020, we had borrowings outstanding under the Encina Credit Facility of approximately $32.5 million, excluding unamortized deferred financing costs, with approximately $3.6 million available for future borrowings. As of the date of this prospectus, we have no borrowings outstanding under the Encina Credit Facility.

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Other indebtedness of approximately $1.4 million as of September 30, 2020, was related to financing leases and term debt.

In addition, we and any current and future subsidiaries of ours may incur substantial additional debt in the future, subject to the specified limitations in the existing agreements governing our subsidiaries’

indebtedness. If new debt is added to our or any of our subsidiaries’ debt levels, the risks described in “Risks Relating to Our Indebtedness” could intensify. See “Description of Our Indebtedness.”
Our subsidiaries’ current and future indebtedness could have significant negative consequences for our business, results of operations and financial condition, including:
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increasing our or our subsidiaries’ vulnerability to adverse economic and industry conditions;

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limiting our subsidiaries’ ability to obtain additional financing;

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requiring the dedication of a substantial portion of our subsidiaries’ cash flow from operations to service their respective indebtedness, thereby reducing the amount of cash flow available for other purposes;

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limiting our flexibility in planning for, or reacting to, changes in our business; and

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placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

We cannot assure you that we will continue to maintain sufficient cash reserves or that our business will generate cash flow from operations at levels sufficient to permit us or our subsidiaries to pay principal, premium, if any, and interest on the indebtedness of our subsidiaries, or that our or our subsidiaries’ cash needs will not increase. If we or our subsidiaries are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if our subsidiaries fail to comply with the various requirements of their respective existing indebtedness or any other indebtedness which we or our subsidiaries may incur in the future, we or our subsidiaries would be in default, which could permit the holders of our or our subsidiaries’ indebtedness to accelerate the maturity of such indebtedness, requiring us or our subsidiaries to pay all obligations then outstanding, and/or to exercise other remedies provided to them under their respective agreements, and any applicable law. Any default under such indebtedness would have a material adverse effect on our business, results of operations and financial condition.
The Encina Credit Facility has restrictions on our ability to sell our products directly to the cannabis industry.
The Encina Credit Facility prohibits the Subsidiary Obligors from selling our products to the cannabis industry. As a result, the Subsidiary Obligors do not sell our products directly to the cannabis industry. We are in compliance with the terms set forth by the Encina Credit Facility and maintain policies and procedures that are designed to promote and achieve continued compliance with these requirements.
These compliance requirements may require that we be more selective than our competitors when selecting to whom we sell our products, and in certain situations, may afford our competitors a competitive advantage compared to us if we are not able to sell our products to a certain customer, and may negatively impact our marketing efforts, sales and reputation in the market. Moreover, any breach of these compliance requirements, could result in the occurrence of an event of default under the Encina Credit Facility, which would entitle Encina to accelerate the payment of all obligations then outstanding, without any action by them or notice of any kind. The foregoing events would have a material adverse effect on our business, results of operations and financial condition.
Substantially all of the Subsidiary Obligors’ assets are pledged to secure obligations under the Subsidiary Obligors outstanding indebtedness.
The Subsidiary Obligors have granted a continuing security interest in substantially all of their assets to certain of our lenders under the agreements governing the Subsidiary Obligors’ indebtedness, as security for the Subsidiary Obligors’ obligations under such applicable loan agreements. If the Subsidiary Obligors default on any of their obligations under these agreements and Encina will be entitled to exercise remedies available to them resulting from such default, including increasing the applicable interest rate on all amounts outstanding, declaring all amounts due thereunder immediately due and payable, assuming possession of the secured assets, and exercising rights and remedies of a secured party under the Uniform Commercial Code, as applicable then in the United States, or the Personal Property Security Act, as applicable then in Canada. Our ability to conduct our business may be materially harmed as a result of the exercise of any remedies, in the event that such remedies are exercisable, by Encina.

The Subsidiary Obligors existing debt agreements contain, and our or our subsidiaries’ future debt agreements may contain, restrictions that may limit our flexibility in operating our business.
The Subsidiary Obligors’ existing debt agreements contain, and any documents governing our or our subsidiaries’ future indebtedness may contain, numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Such restrictive covenants include restrictions on, among others, our or our subsidiaries’ ability to: (1) incur additional indebtedness; (2) create or suffer to exist any liens upon any of our or our subsidiaries’ property; (3) pay dividends and other distributions or enter into agreements restricting our subsidiaries’ ability to pay dividends; (4) make any restricted investment; (5) make certain loans; make certain dispositions of assets; (6) merge, amalgamate, combine or consolidate; (7) engage in certain transactions with stockholders or affiliates; (8) amend or otherwise alter the terms of our or our subsidiaries’ indebtedness; or (9) alter the business that we conduct. The Subsidiary Obligors’ existing debt agreements also require, and any documents governing our or our subsidiaries’ future indebtedness may require, us to meet certain financial ratios and tests. Noncompliance with the applicable financial ratios and tests are specified defaults under the Encina Credit Facility.
The Subsidiary Obligors’ ability to comply with these and other provisions of their existing debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any of these covenants or noncompliance with any of these financial ratios and tests could result in an event of default under the existing debt agreements, which, if not cured or waived, could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may also contain cross-acceleration or cross-default provisions. Variable rate indebtedness subjects the Subsidiary Obligors to the risk of higher interest rates, which could cause our future debt service obligations to increase significantly.
Uncertainty relating to the London interbank offered rate (“LIBOR”) and the potential discontinuation of
LIBOR in the future may adversely affect our interest expense.
LIBOR is widely used as a reference for setting the interest rate on loans globally. We use LIBOR as a reference rate for the determination of the interest rates for our Encina Credit Facility. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform or discontinuation. In particular, on July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Such announcement indicates that LIBOR is expected to be discontinued after 2021. It is unclear whether or not new methods of calculating LIBOR will be established such that it continues to exist after 2021.
In the circumstance that LIBOR is discontinued, our Encina Credit Facility contain alternative methodologies for computing interest rates. In the event that the Encina Credit Facility agent determines that LIBOR has been permanently discontinued, the lenders will use the base rate which is a per annum rate equal to the greater of (a) the Federal Funds Rate (as defined therein) plus 0.50%, (b) one percent (1.0%), and (c) the Prime Rate (as defined therein).
There is no guarantee that an alternate interest rate will be established for the Encina Credit Facility, and even if an alternative interest rate is established, such alternate interest rate may be higher than a corresponding interest rate benchmarked to LIBOR, especially given uncertainty as to the effectiveness of alternative rate-setting methodologies prior to their utilization in practice. Uncertainty as to the nature of any potential modification to or discontinuation of LIBOR, the decline in usefulness of LIBOR as an interest rate reference prior to its discontinuation, the establishment of alternative interest rates or the implementation of any other potential changes may materially and adversely affect our interest expense.
Risks Relating to Third Parties
Our reliance on a limited base of suppliers for certain products, such as light ballasts, may result in disruptions to our business and adversely affect our financial results.
Although we continue to implement risk-mitigation strategies for single-source suppliers, we rely on a limited number of suppliers for certain of our light ballasts, used in manufacturing our lighting systems. If we are unable to maintain supplier arrangements and relationships, if we are unable to contract with suppliers at the quantity and quality levels needed for our business, or if any of our key suppliers becomes insolvent or experience other financial distress, we could experience disruptions in production, which could have a material adverse effect on our financial condition, results of operations and cash flows.
A significant interruption in the operation of our or our suppliers’ facilities could impact our capacity to produce products and service our customers, which could adversely affect revenues and earnings.
Operations at our and our suppliers’ facilities are subject to disruption for a variety of reasons, including fire, flooding or other natural disasters, disease outbreaks or pandemics, acts of war, terrorism, government shut-downs and work stoppages. A significant interruption in the operation of our or our suppliers’ facilities, especially for those products manufactured at a limited number of facilities, such as fertilizer and liquid products, could significantly impact our capacity to sell products and service our customers in a timely manner, which could have a material adverse effect on our customer relationships, revenues, earnings and financial position.
If our suppliers are unable to source raw materials in sufficient quantities, on a timely basis, and at acceptable costs, our ability to sell our products may be harmed.
The manufacture of some of our products is complex and requires precise high quality manufacturing that is difficult to achieve. We have in the past, and may in the future, experience difficulties in manufacturing our products on a timely basis and in sufficient quantities. These difficulties have primarily related to difficulties associated with ramping up production of newly introduced products and may result in increased delivery lead-times and increased costs of manufacturing these products. Our failure to achieve and maintain the required high manufacturing standards could result in further delays or failures in product testing or delivery, cost overruns, product recalls or withdrawals, increased warranty costs or other problems that could harm our business and prospects.
In determining the required quantities of our products and the manufacturing schedule, we must make significant judgments and estimates based on historical experience, inventory levels, current market trends and other related factors. Because of the inherent nature of estimates, there could be significant differences between our estimates and the actual amounts of products we require, which could harm our business and results of operations.
Disruptions in availability or increases in the prices of raw materials sourced by suppliers could adversely affect our results of operations.
We source many of our product components from outside of the United States. The general availability and price of those components can be affected by numerous forces beyond our control, including political instability, trade restrictions and other government regulations, duties and tariffs, price controls, changes in currency exchange rates and weather.
A significant disruption in the availability of any of our key product components could negatively impact our business. In addition, increases in the prices of key commodities and other raw materials could adversely affect our ability to manage our cost structure. Market conditions may limit our ability to raise selling prices to offset increases in our raw material costs. Our proprietary technologies can limit our ability to locate or utilize alternative inputs for certain products. For certain inputs, new sources of supply may have to be qualified under regulatory standards, which can require additional investment and delay bringing a product to market.
If our suppliers that currently, or in the future, sell directly to the retail market in which we conduct our current or future business, enhance these efforts and cease or decrease their sales through us, our ability to sell certain products could be harmed.
Our distribution and sales and marketing capabilities provide significant value to our suppliers. Distributed brand suppliers sell through us in order to access thousands of retail and commercial customers across the United States and Canada with short order lead times, no minimum order quantity on individual items, free or minimal freight expense and trade credit terms. Based on our knowledge and communication with our suppliers, we believe some of our suppliers sell directly to the retail market. If these suppliers were to cease working with us, or proceed to enhance their direct-to-customer efforts, our product offerings, reputation, operation and business could be materially adversely effected.
Risks Relating to the Cannabis Industry
We sell our products through third-party retailers and resellers which do not exclusively sell to the cannabis industry. It is evident to us that the movement towards the legalization of cannabis in the U.S. and its legalization in Canada has ultimately had a significant, positive impact on our industry. Accordingly, the risks referred to below, to the extent they relate to our customers could impact us indirectly. In addition, if our business is deemed to transact with companies involved in the cannabis business, these risks could apply directly to us. “Cannabis Industry Participants” means the potential customers and end-users of our products who are engaged in the cannabis industry.
We are subject to a number of risks, directly and indirectly through Cannabis Industry Participants, because cannabis is illegal under federal law.
Cannabis is illegal under federal law. Federal law and enforcement may adversely affect the implementation of medical cannabis and/or adult-use cannabis laws, and may negatively impact our revenues and profits.
Under the United States Controlled Substances Act of 1970 (the “CSA”), the U.S. Government lists cannabis as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly the manufacturing (cultivation), sale, or possession of cannabis is federally illegal. It is also federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is authorized by federal, state, or local law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich, 532 U.S. 483 (2001), that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. The illegality of cannabis under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding cannabis would likely adversely affect our revenues and results of operations.
Other laws that directly impact the cannabis growers that are end users of certain of our products include:
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Businesses trafficking in cannabis may not take tax deductions for costs beyond costs of goods sold under Code Section 280E. There is no way to predict how the federal government may treat cannabis business from a taxation standpoint in the future and no assurance can be given to what extent Code Section 280E, or other tax-related laws and regulations, may be applied to cannabis businesses in the future.

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Because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, cannabis businesses may have restricted intellectual property and proprietary rights, particularly with respect to obtaining and enforcing patents and trademarks. In addition, cannabis businesses may face court action by third parties under the Racketeer Influenced and Corrupt Organizations Act (“RICO”). Intellectual property and proprietary rights could be impaired as a result of cannabis business, and cannabis businesses could be named as a defendant in an action asserting a RICO violation.

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Federal bankruptcy courts cannot provide relief for parties who engage in cannabis or cannabis businesses. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, cannabis businesses may not be able to seek the protection of the bankruptcy courts and this could materially affect their financial performance and/or their ability to obtain or maintain credit.

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Since cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved in the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Any such inability to open or maintain bank accounts may make it difficult for cannabis businesses to operate. Under the Bank Secrecy Act (“BSA”), banks must report to the federal government any suspected illegal activity, which includes any transaction associated with a cannabis business. These reports must be filed even though the business is operating legitimately under state law.
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Insurance that is otherwise readily available, such as general liability and directors and officer’s insurance, may be more difficult to find, and more expensive.

The former administration, or any new administration or attorney general, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum rescinding previous guidance (directing U.S. Department of Justice and the U.S. Attorneys’ offices to focus their cannabis enforcement efforts under federal law only in identified priority areas, such as sale to minors, criminal enterprises, and interstate sales). Under the Sessions memorandum, local U.S. Attorneys’ offices retain discretion regarding the prosecution of cannabis activity authorized under state laws and regulations. While former U.S. Attorney General William Barr expressed support for the National Organization to Reform Marijuana Laws (“NORML”) during his Senate testimony on April 10, 2019, further change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our growth, revenues, results of operations and success generally.
Federal authorities may decide to change their current posture and begin to enforce current federal cannabis law and, if they decide to ignore the principles in the Cole Memorandum issued in 2013 (the “Cole Memorandum”) and begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. As a result, active enforcement of the current federal regulatory position on cannabis may thus directly or indirectly adversely affect our revenues and profits.
Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on our business, including our reputation and ability to conduct business, the listing of our securities on any stock exchanges, the settlement of trades of our securities, our ability to obtain banking services, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.
Cannabis Industry Participants are subject to federal and state controlled substance laws and regulations. As a result, we are indirectly subject to a number of risks related to controlled substances.
We sell our products through third-party retailers and resellers which do not exclusively sell to the cannabis industry. Some of our products are sold to Cannabis Industry Participants and used in connection with cannabis businesses that are subject to federal and state controlled substance laws and regulations. Companies that transact directly or indirectly with cannabis businesses are subject to a number of risks related to controlled substances, which risks could reduce demand for our products by Cannabis Industry Participants. Such risks include, but are not limited to, the following:
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Cannabis is a Schedule I drug under the CSA and regulated by the Drug Enforcement Administration (the “DEA”) as an illegal substance. The Food and Drug Administration (“FDA”), in conjunction with the DEA, licenses cannabis research and drugs containing active ingredients derived from cannabis. If cannabis were to become legal under federal law, its sale and use could become regulated by the FDA or another federal agency.

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If cannabis were to become regulated by the FDA or another federal agency, extensive regulations may be imposed on the sale or use of cannabis. Such regulations could result in a decrease in cannabis sales and have a material adverse impact on the demand for our products. If we or our Cannabis Industry Participants are unable to comply with any applicable regulations and/or registration prescribed by the

FDA, we may be unable to continue to transact with retailers and resellers who sell products to cannabis businesses and/or our financial condition may be adversely impacted.
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Controlled substance legislation differs between states and legislation in certain states may restrict or limit Cannabis Industry Participants from buying our products. Cannabis Industry Participants may be required to obtain separate state registrations, permits or licenses in order to be able to obtain, handle and/or distribute controlled substances in a state. Such state regulatory requirements may be costly and, the failure of such Cannabis Industry Participants to meet such regulatory requirements could lead to enforcement and sanctions by the states in addition to any from the DEA or otherwise arising under federal law. We could be implicated in such enforcement or sanctions because of the purchase of our products by such Cannabis Industry Participants.

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The failure of our Cannabis Industry Participants to comply with applicable controlled substance laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the demand for our products and, as a result, the financial results of our business operations and our financial condition.

Furthermore, the Encina Credit Facility restricts our ability to sell our products directly to the cannabis industry. As a result, the Subsidiary Obligors do not sell our products directly to the cannabis industry. See “— Risks Relating to Our Indebtedness.”
Our growth is highly dependent on the U.S. cannabis market. New California regulations caused licensing shortages and future regulations may create other limitations that decrease the demand for our products. State level regulations adopted in the future may adversely impact our business.
The base of cannabis growers in the U.S. has grown over the past 20 years since the legalization of cannabis for medical uses in states such as California, Colorado, Michigan, Nevada, Oregon and Washington, with a large number of those growers depending on products similar to those we distribute. The U.S. cannabis market is still in its infancy and early adopter states such as California, Colorado and Washington represent a large portion of historical industry revenues. If the U.S. cannabis cultivation market does not grow as expected, our business, financial condition and results of operations could be adversely impacted.
Cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I substance under the CSA. Notwithstanding laws in various states permitting certain cannabis activities, all cannabis activities, including possession, distribution, processing and manufacturing of cannabis and investment in, and financial services or transactions involving proceeds of, or promoting such activities remain illegal under various U.S. federal criminal and civil laws and regulations, including the CSA, as well as laws and regulations of several states that have not legalized some or any cannabis activities to date. Compliance with applicable state laws regarding cannabis activities does not protect us from federal prosecution or other enforcement action, such as seizure or forfeiture remedies, nor does it provide any defense to such prosecution or action. Cannabis activities conducted in or related to conduct in multiple states may potentially face a higher level of scrutiny from federal authorities. Penalties for violating federal drug, conspiracy, aiding, abetting, bank fraud and/or money laundering laws may include prison, fines, and seizure/forfeiture of property used in connection with cannabis activities, including proceeds derived from such activities.
We sell our products through third-party retailers and resellers which do not exclusively sell to the cannabis industry, however, it is evident to us that the movement towards the legalization of cannabis in the U.S. and its legalization in Canada has ultimately had a significant, positive impact on our industry. We are not currently subject directly to any state laws or regulations controlling participants in the legal cannabis industry. However, regulation of the cannabis industry does impact those that we believe represent many end-users for our products and, accordingly, there can be no assurance that changes in regulation of the industry and more rigorous enforcement by federal authorities will not have a material adverse effect on us.
Legislation and regulations pertaining to the use and cultivation of cannabis are enacted on both the state and federal government level within the United States. As a result, the laws governing the cultivation and use of cannabis may be subject to change. Any new laws and regulations limiting the use or cultivation of cannabis and any enforcement actions by state and federal governments could indirectly reduce demand for our products, and may impact our current and planned future operations.
Individual state laws regarding the cultivation and possession of cannabis for adult and medical uses conflict with federal laws prohibiting the cultivation, possession and use of cannabis for any purpose. A number of states have passed legislation legalizing or decriminalizing cannabis for adult-use, other states have enacted legislation specifically permitting the cultivation and use of cannabis for medicinal purposes, and several states have enacted legislation permitting cannabis cultivation and use for both adult and medicinal purposes. Variations exist among those states’ cannabis laws. Evolving federal and state laws and regulations pertaining to the use or cultivation of cannabis, as well active enforcement by federal or state authorities of the laws and regulations governing the use and cultivation of cannabis may indirectly and adversely affect our business, our revenues and our profits.
The Encina Credit Facility prohibits the Subsidiary Obligors from selling our products to the cannabis industry. As a result, the Subsidiary Obligors do not sell our products directly to the cannabis industry. See “— Risks Relating to Our Indebtedness.”
Certain of our products may be purchased for use in new and emerging industries and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, future scientific research and public perception.
We sell products, including hydroponic gardening products, through third-party retailers and resellers. End users may purchase these products for use in new and emerging industries, including the growing of cannabis that may not achieve market acceptance in a manner that we can predict. The demand for these products is dependent on the growth of these industries, which is uncertain, as well as the laws governing the growth, possession, and use of cannabis by adults for both adult and medical use.
Laws and regulations affecting the U.S. cannabis industry are continually changing, which could detrimentally affect our growth, revenues, results of operations and success generally. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the end users of certain of our products or us to incur substantial costs associated with compliance or to alter our respective business plans. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operation and financial condition.
Scientific research related to the benefits of cannabis remains in its early stages, is subject to a number of important assumptions, and may prove to be inaccurate. Future research studies and clinical trials may reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could materially impact the demand for our products for use in the cannabis industry.
The public’s perception of cannabis may significantly impact the cannabis industry’s success. Both the medical and adult-use of cannabis are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult-use of cannabis is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of cannabis, whether in the United States or internationally, may have a material adverse effect on our operational results, consumer base, and financial results. Among other things, such a shift in public opinion could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult cannabis or adopt new laws or regulations restricting or prohibiting the medical or adult-use of cannabis where it is now legal, thereby limiting the Cannabis Industry Participants.
Demand for our products may be negatively impacted depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions develop. We cannot predict the nature of such developments or the effect, if any, that such developments could have on our business.
Our indirect involvement in the cannabis industry could affect the public’s perception of us and be detrimental to our reputation.
Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our retailers and resellers that transact with cannabis businesses might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation. The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views with regard to cannabis companies and their activities, whether true or not and the cannabis industry in general, whether true or not. We do not ultimately have direct control over how the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our business strategy and realize our growth prospects, thereby having a material adverse impact on our business.
In addition, third parties with whom we may do business could perceive that they are exposed to reputational risk as a result of our retailers’ and resellers’ involvement with cannabis businesses. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of our business could have a material adverse effect on our business, financial condition and results of operations.
Businesses involved in the cannabis industry, and investments in such businesses, are subject to a variety of laws and regulations related to money laundering, financial recordkeeping and proceeds of crimes.
We sell our products through third-party retailers and resellers which do not exclusively sell to the cannabis industry. Investments in the U.S. cannabis industry are subject to a variety of laws and regulations that involve money laundering, financial recordkeeping and proceeds of crime, including the BSA, as amended by the U.S. PATRIOT Act, other anti-money laundering laws, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. In February 2014, the Financial Crimes Enforcement Network of the Treasury Department (“FinCEN”) issued a memorandum (the “FinCEN Memo”) providing guidance to banks seeking to provide services to cannabis businesses. The FinCEN Memo outlines circumstances under which banks may provide services to cannabis businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of U.S. money laundering offenses predicated on cannabis violations of the CSA and outlines extensive due diligence and reporting requirements, which most banks have viewed as onerous. On June 29, 2020, FinCEN issued additional guidance for financial institutions conducting due diligence and filing suspicious activity reports in connection with hemp-related business customers. While these guidelines clarify that financial institutions are not required to file suspicious activity reports solely based on a customer’s hemp-related business operations, which must be operating lawfully under applicable state law and regulations, these requirements can still present challenges for certain end users of our products to establish and maintain banking connections, and restrictions on cannabis-related banking activities remain. In September 2019, the United States House of Representatives passed the SAFE Banking Act, which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, but the Senate has not taken up the SAFE Banking Act or other similar legislation.
Risks Relating to Other Regulations
Certain state and other regulations pertaining to the use of certain ingredients in growing media and plant nutrients could adversely impact us by restricting our ability to sell such products.
One of our leading product lines is growing media and nutrients products. This product line includes certain products, such as organic soils and nutrients that contain ingredients that require the companies that provide us with these products to register the product with certain regulators. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products that have traditionally been used in the cultivation of our leading products could have an adverse impact on those companies providing us with such regulated products, and as a result, limit our ability to sell these products.
We are currently subject to, and may in the future become subject to additional, U.S., state and foreign laws and regulations imposing obligations on how we collect, store and process personal information. Our actual or perceived failure to comply with such obligations could harm our business.
We are, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects.
In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act (“CCPA”), which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, on November 3, 2020, California voters approved a new privacy law, the California Privacy Rights Act (“CPRA”). The CPRA comes into effect on January 1, 2023, and will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted.
Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the E.U. General Data Protection Regulation (“GDPR”), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater.
All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by government agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgements, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Compliance with, or violation of, environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, could result in significant costs that adversely impact our reputation, businesses, financial position, results of operations and cash flows.
International, federal, state, provincial and local laws and regulations relating to environmental, health and safety matters affect us in several ways in light of the ingredients that are used in products included in our growing media and nutrients product line. In the United States, products containing pesticides generally must be registered with the Environmental Protection Agency (the “EPA”), and similar state agencies before they can be sold or applied. The failure by one of our partners to obtain or the cancellation of any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our businesses, the severity of which would depend on the products involved, whether other products could be substituted and whether our competitors were similarly affected. The pesticides we use are either granted a license by the EPA or exempt from such a license and may be evaluated by the EPA as part of its ongoing exposure risk assessment. The EPA may decide that a pesticide we distribute will be limited or will not be re-registered for use in the United States. We cannot predict the outcome or the severity of the effect on our business of any future evaluations, if any, conducted by the EPA.
In addition, the use of certain pesticide products is regulated by various international, federal, state, provincial and local environmental and public health agencies. Although we strive to comply with such laws and regulations and have processes in place designed to achieve compliance, we may be unable to prevent violations of these or other laws and regulations from occurring. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products we apply or use, or the manner in which we apply or use them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The costs of compliance, noncompliance, investigation, remediation, combating reputational harm or defending civil or criminal proceedings, products liability, personal injury or other lawsuits could have a material adverse impact on our reputation, businesses, financial position, results of operations and cash flows.
Risks Relating to Our Intellectual Property
Recent laws make it difficult to predict how patents will be issued or enforced in our industry.
Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may have a significant impact on our ability to protect our technology and enforce our intellectual property and proprietary rights. There have been numerous changes to the patent laws and to the rules of the United States Patent and Trademark Office (the “USPTO”), which may have a significant impact on our ability to protect our technology and enforce our intellectual property and proprietary rights. For example, the Leahy-Smith America Invents Act, which was signed into law in 2011, includes a transition from a “first-to-invent” system to a “first-to-file” system, and changes the way issued patents can be challenged. Certain changes, such as the institution of inter partes review and post-grant and derivation proceedings, came into effect in 2012. Substantive changes to patent law associated with the Leahy-Smith America Invents Act may affect our ability to obtain patents, and, if obtained, to enforce or defend them in litigation or inter partes review, or post-grant or derivation proceedings, all of which could harm our business.
We may not be able to adequately obtain, maintain, protect or enforce our intellectual property and other proprietary rights that are material to our business.
Our ability to compete effectively depends in part on our rights to trademarks, patents and other intellectual property rights we own or license. We have not sought to register every one of our trademarks either in the United States or in every country in which such mark is used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States with respect to the registered brand names and issued patents we hold. If we are unable to obtain, maintain, protect and enforce our intellectual property and proprietary rights, including our information and/or brand names, we could suffer a material adverse effect on our business, financial condition and results of operations.
The steps we take to obtain, maintain, protect and enforce our intellectual property and proprietary rights may be inadequate and despite our efforts to protect these rights, unauthorized third parties, including our competitors, may duplicate, reverse engineer, access, obtain, use or copy the proprietary aspects of our technology, processes, products or services without our permission. In addition, we cannot guarantee that we have entered into confidentiality agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, our contractual arrangements may be breached or otherwise not effectively prevent disclosure of, or control access to, our intellectual property and confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. If we are unable to obtain, maintain, protect or enforce our intellectual property and proprietary rights, including our proprietary information and/or brand names, we could suffer a material adverse effect on our business, financial condition and results of operations.
Litigation may be necessary to enforce our owned or in-licensed intellectual property rights and proprietary rights and protect our proprietary information against claims by third parties that our products or services infringe, misappropriate or otherwise violate their intellectual property rights or proprietary rights. Any litigation or claims brought by us could result in substantial costs and diversion of our resources and may not be successful, even when our rights have been infringed, misappropriated or otherwise violated. Our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and proprietary rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property and proprietary rights. Additionally, the mechanisms for enforcement of intellectual property and proprietary rights in foreign jurisdictions may be inadequate.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.
Periodic maintenance or annuity fees on any issued patents are due to be paid to the USPTO, and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payments and other similar provisions during the patent application process. While an inadvertent or unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, nonpayment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products, our competitors might be able to enter the market, which would have a material adverse effect on our business. Additionally, patents have a limited lifespan. In the United States, even if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. Even if patents covering our products or services are obtained, once the patent life has expired, we may be open to competition from competitive products or services. If one of our products requires extended development, testing and/or regulatory review, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
From time to time, we may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain or we may lose certain licenses which may be difficult to replace, harming our competitive position.
We may need to obtain licenses to patents and other intellectual property and proprietary rights held by third parties to develop, manufacture and market our products, if, for example, we sought to develop our products, in conjunction with any patented technology. If we are unable to timely obtain these licenses on commercially reasonable terms (or at all) and maintain these licenses, our ability to commercially market our products, may be inhibited or prevented, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products, services and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors may have the freedom to market products identical to ours and we may be required to cease using or commercializing our products, services and technology covered by such patents.
Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
Our success depends upon our ability to develop, manufacture, market and sell our products, and to use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property or proprietary rights with respect to our products and technology, including interference or derivation proceedings and various other post-grant proceedings before the USPTO and/or non-United States opposition proceedings. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. A successful claim of trademark, patent or other intellectual property or proprietary right infringement, misappropriation or other violation against us, or any other successful challenge to the use of our intellectual property and proprietary rights, could subject us to damages or prevent us from providing certain products or services, or using certain of our recognized brand names, which could have a material adverse effect on our business, financial condition and results of operations. As a result of any such infringement claims, or other intellectual property claims, regardless of merit, or to avoid potential claims, we may choose or be compelled to seek intellectual property licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees, royalties, minimum royalties and/or milestone payments and the rights granted to us could be nonexclusive, which would mean that our competitors may be able to obtain licenses to the same intellectual property. Ultimately, we could be prevented from commercializing a product and/or technology or be forced to cease some aspect of our business operations if, as a result of actual or threatened infringement or other intellectual property claims, we are unable to enter into licenses of the relevant intellectual property on acceptable terms. Further, if we attempt to modify a product and/or technology or to develop alternative methods or products in response to infringement or other intellectual property claims or to avoid potential claims, we could incur substantial costs, encounter delays in product introductions or interruptions in sales.
We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
Although we try to ensure that our employees do not use the intellectual property and proprietary rights, including proprietary information or know-how, of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property or proprietary rights, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning agreements with our employees, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property or proprietary rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the value of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent and other intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our owned or in-licensed trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
We regard our owned and in-licensed trademarks, trade names and service marks as having significant value and as an important factor in the success of our business. The registered or unregistered trademarks, trade names and service marks that we own or in-license from third parties may be challenged, infringed, circumvented, declared generic or determined to be infringing on or dilutive of other marks. Additionally, at times, competitors may adopt trademarks, trade names or service marks similar to the ones we own or in- license, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark, trade name or service mark infringement claims brought against us or our licensors by owners of other trademarks, trade names and service marks. Over the long term, if we are unable to establish name recognition based on our owned and in-licensed trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may also license our trademarks, trade names and service marks out to third parties, such as our distributors. Though these license agreements may provide guidelines for how our trademarks, trade names and service marks may be used, a breach of these agreements or misuse of our trademarks, trade names and service marks by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our intellectual property and proprietary rights related to trademarks, trade names and service marks may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.
Intellectual property and proprietary rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property and proprietary rights is uncertain because intellectual property and proprietary rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative.
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Others may be able to construct products that are similar to our products but that are not covered by the claims of the patents that we own or have exclusively licensed;

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We or our licensors or strategic collaborators, if any, might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

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We or our licensors or strategic collaborators, if any, might not have been the first to file patent applications covering certain of our inventions;

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Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our intellectual property and proprietary rights;

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It is possible that our current and future pending patent applications will not lead to issued patents;

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It is possible that our current and future pending trademark or service mark applications will not lead to registrations;

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We may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection;

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Issued patents and other intellectual property and proprietary rights that we own or have exclusively licensed may not provide us with any competitive advantages, may not be sufficiently broad in scope or may be held invalid or unenforceable, as a result of legal challenges by third parties, including our competitors;

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Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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We may not develop additional proprietary technologies that are patentable; and

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The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.
Risks Relating to Our Capital Stock
We may incur indebtedness or issue capital stock that ranks senior or equally to our common stock as to liquidation preference and other rights and which may dilute our stockholders’ ownership interest.
Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our existing and future indebtedness and other liabilities. Additionally, our amended and restated certificate of incorporation (the “Certificate of Incorporation”) does not prohibit us from issuing any series of preferred stock that would rank senior or equally to our common stock as to dividend payments and liquidation preference. Our Certificate of Incorporation allows for our board of directors to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock. We have the authority to issue up to 50,000,000 shares of our preferred stock without further stockholder approval. The issuances of any series of preferred stock could have the effect of reducing the amounts available to our holders of common stock in the event of our liquidation. In addition, if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease. Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us. In addition, any additional capital raised through the sale of equity or equity-backed securities may dilute our stockholders’ ownership percentages and could also result in a decrease in the market value of our common stock.
Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. Furthermore, we have the authority to issue up to 50,000,000 shares of our preferred stock without further stockholder approval, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve. In addition, our Certificate of Incorporation and amended and restated bylaws (the “Bylaws”) contain provisions that may make the acquisition of our company more difficult, including the following:
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our authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise;

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our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

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our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter, except in certain circumstances;

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a special meeting of our stockholders may only be called by the chairperson of our board of directors or a majority of our board of directors;

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advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

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certain amendments to our Certificate of Incorporation and any amendments to our Bylaws by our stockholders will require the approval of at least two-thirds of our then-outstanding voting power entitled to vote generally in an election of directors, voting together as a single class.

Various provisions of our lending agreements with Encina, in addition to our Certificate of Incorporation, Bylaws and other corporate documents, could delay or prevent a change of control.
The Encina Credit Facility prohibits us from undergoing a change of control. Any takeover attempt could be delayed, or prevented, if an amendment or waiver is not provided by the respective lenders. See “— Risks Relating to Our Indebtedness” and “Description of Our Indebtedness.” Moreover, certain provisions of our Certificate of Incorporation and Bylaws and provisions of Delaware General Corporation Law could delay or prevent a change of control or may impede the ability of the holders of our common stock to change our management. In particular, our Certificate of Incorporation and Bylaws, among other things will regulate how stockholders may present proposals or nominate directors for election at stockholders’ meetings and authorize our board of directors to issue preferred stock in one or more series, without stockholder approval. See “Description of Capital Stock — Anti-Takeover Provisions.”
We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay dividends, if any, and we may never pay any dividends to the holders of our common stock and capital appreciation, if any, of our common stock may be your sole source of gain on your investment.
We have no direct operations and no significant assets other than the ownership of capital stock and equity interests of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions in the Encina Credit Facility and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and cash flows. In addition, our ability to pay dividends is restricted by the terms of the Encina Credit Facility and, in addition, future debt financing, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends to holders of our common stock in the foreseeable future, but will review this policy as circumstances dictate. The declaration and payment of all future dividends to holders of our common stock, if any, will be at the sole discretion of our board of directors, which retains the right to change our dividend policy at any time. In addition, our ability to pay dividends is restricted by the terms of the Encina Credit Facility and, in addition, future debt financing, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities. Consequently, capital appreciation, if any, of our common stock may be your sole source of gain on your investment for the foreseeable future.
Our largest stockholders will exercise significant influence over our company for the foreseeable future, including the outcome of matters requiring stockholder approval.
Our former directors and their affiliates will collectively own 13,051,042 shares of our common stock or approximately 35.4% of our outstanding shares of common stock, assuming exercise of the Investor Warrants held by the selling stockholders. Accordingly, if these stockholders were to choose to act together, they could have a significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or all or a significant percentage of our assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.
We cannot assure you that the interests of our former directors and affiliated persons will coincide with the interests of the investors. So long as our former directors and affiliated persons collectively controls a significant portion of our common stock, these individuals and/or entities controlled by them, will continue to collectively be able to strongly influence or effectively control our decisions. Therefore, you should not invest in reliance on your ability to have any control over our company. See “Principal Stockholders,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock.”
The market price of our common stock could be negatively affected by future sales of our common stock.
If our existing stockholders, our directors, their affiliates, or our executive officers, sell a substantial number of shares of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that these stockholders might sell our common stock could also depress the market price of our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.
We, along with our directors and executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock are subject to lock-up agreements or market stand-off provisions that expire on June 7, 2021 and, accordingly, approximately 23,054,049 shares of our common stock will become eligible for sale upon such expiration. In addition, 1,500,000 shares of our common stock purchased pursuant to an indication of interest in connection with our IPO are subject to lock-up agreements that expire on February 9, 2021 and will become eligible for sale upon such expiration. Such lock-up expirations could adversely affect the market for our common stock.
We have also agreed to file a registration statement for the resale of certain shares of our common stock held by the selling stockholders, including the registration statement of which this prospectus forms a part. All of our common stock sold pursuant to an offering covered by such registration statement will be freely transferable. In addition, shares of our common stock issued or issuable under our equity incentive plans will be registered on a Form S-8 registration statement and may be freely sold in the public market upon issuance, except for shares held by affiliates who have certain restrictions on their ability to sell.
Our common stock has only recently become publicly traded, and the market price of our common stock may be volatile.
The market price of our common stock may fluctuate substantially depending on a number of factors, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:
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price and volume fluctuations in the overall stock market from time to time;

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volatility in the trading prices and trading volumes of stocks in our industry;

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changes in operating performance and stock market valuations of other companies generally, or those in our industry in particular;

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sales of shares of our common stock by us or our stockholders;

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failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

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the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

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announcements by us or our competitors of new offerings or platform features;

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the public’s reaction to our press releases, other public announcements and filings with the SEC;

•
rumors and market speculation involving us or other companies in our industry;

•
actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•
actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•
litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•
developments or disputes concerning our intellectual property or other proprietary rights;

•
announced or completed acquisitions of businesses, services or technologies by us or our competitors;

•
new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•
changes in accounting standards, policies, guidelines, interpretations or principles;

•
any significant change in our management; and

•
general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
As an emerging growth company, as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. To the extent we avail ourselves of these exemptions, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these.
Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our affiliates.
The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” does not apply with respect to any director or stockholder who is not employed by us or our affiliates. Any director or stockholder who is not employed by us or our affiliates will therefore have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our affiliates.
As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.
If securities or industry analysts do not publish research or reports about our business, or they publish negative reports about our business, our share price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
Our Certificate of Incorporation and our Bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our Certificate of Incorporation and our Bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation and our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operation.
General Risk Factors
If we are unable to hire and retain key personnel, we may not be able to implement our business plan and our business may fail.
Our future success depends to a large extent on our ability to attract, hire, train and retain qualified managerial, operational and other personnel. We face significant competition for qualified and experienced employees in our industry and from other industries and, as a result, we may be unable to attract and retain the personnel needed to successfully conduct and grow our operations. Additionally, key personnel, including members of management, may leave and compete against us.
At present, we believe we have the necessary key personnel to carry out our business plans but there can be no assurance that our beliefs will not prove unfounded. If we are unable to hire and retain key personnel, our business will be materially adversely affected.
Litigation may adversely affect our business, financial condition and results of operations.
From time to time in the normal course of our business operations, we may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend such litigation may be significant and may require a diversion of our resources. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition and results of operations.
Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.
As a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Some foreign companies, including some that may compete with us, may not be subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in countries in which we conduct our business. However, our employees or other agents may engage in conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.
Delaware law contains anti-takeover provisions that could deter takeover attempts that could be beneficial to our stockholders.
Provisions of Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Section 203 of the Delaware General Corporation Law may make the acquisition of our company and the removal of incumbent officers and directors more difficult by prohibiting stockholders holding 15% or more of our outstanding voting stock from acquiring us, without the consent of our board of directors, for at least three years from the date they first hold 15% or more of the voting stock.
Exercise of options or warrants or conversion of convertible securities may have a dilutive effect on your percentage ownership and may result in a dilution of your voting power and an increase in the number of shares of common stock eligible for future resale in the public market, which may negatively impact the trading price of our shares of common stock.
The exercise or conversion of some or all of our outstanding options, warrants, or convertible securities could result in significant dilution in the percentage ownership interest of investors in this offering and in the percentage ownership interest of our existing common stockholders and in a significant dilution of voting rights and earnings per share. As of January 14, 2021, we have outstanding warrants to purchase up to 3,886,206 shares of our common stock at a weighted exercise price of $16.11 per share. Additionally, we have outstanding options for the issuance of up to 922,796 shares of common stock at a weighted exercise price of $8.81 per share. The exercise of such existing outstanding stock options will further dilute our stockholders’ voting interests. To the extent options and/or warrants and/or conversion rights are exercised, additional shares of common stock will be issued, and such issuance will dilute stockholders.
In addition to the dilutive effects described above, the exercise of those securities would lead to an increase in the number of shares of common stock eligible for resale in the public market. Sales of substantial numbers of such shares of common stock in the public market could adversely affect the market price of our shares of common stock. Substantial dilution and/or a substantial increase in the number of shares of common stock available for future resale may negatively impact the trading price of our shares of common stock.
Our security holders may be diluted by future issuances of securities by us.
In the future, we may issue our authorized but previously unissued equity securities, including additional shares of capital stock or securities convertible into or exchangeable for our capital stock. Such issuance of additional securities would dilute the ownership stake in us held by our existing stockholders and could adversely affect the value of our securities.
We may also issue additional shares of our common stock, warrants or other securities that are convertible into or exercisable for the purchase of shares of our common stock in connection with hiring and/or retaining employees or consultants, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our common stock or other securities, for any reason including those stated above, may have a negative impact on the market price of our common stock. There can be no assurance that the issuance of any additional shares of common stock, warrants or other convertible securities may not be at a price (or exercise prices) below the price of the common stock offered hereby.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC and within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “will” or “should,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and statements about our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements.
We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” may cause our actual results, levels of activity, performance or events and circumstances to differ materially from any future results, levels of activity, performance or events and circumstances expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward- looking statements include:
•
general economic and financial conditions, specifically in the United States and Canada;

•
the adverse effects of public health epidemics, including the recent COVID-19 outbreak, on our business, results of operations and financial condition;

•
federal and state legislation and regulations pertaining to the use and cultivation of cannabis in the United States, and such laws and regulations in Canada;

•
the costs of being a public company;

•
our ability to keep pace with technological advances;

•
our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies;

•
the success of our marketing activities;

•
a disruption of breach of our information technology systems;

•
our current level of indebtedness;

•
our dependence on third parties;

•
the performance of third parties on which we depend;

•
the fluctuation in the prices of the products we distribute;

•
competitive industry pressures;

•
the consolidation of our industry;

•
compliance with environmental, health and safety laws;

•
our ability to obtain and maintain protection for our intellectual property and proprietary rights;

•
our ability to protect and defend against litigation, including claims related to intellectual property and proprietary rights;

•
product shortages and relationships with key suppliers;

•
our ability to attract key employees;

•
the volatility of the price of our common stock;

•
the marketability of our common stock; and

•
other risks and uncertainties, including those listed in “Risk Factors.”

Moreover, we operate in a highly competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS
We are not selling any shares of our common stock in this offering and we will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder. The selling stockholders will receive all of the proceeds from any sales of the shares of our common stock offered hereby. However, we will incur expenses in connection with the registration of the shares of our common stock offered hereby.
We will receive the exercise price upon any exercise of the Investor Warrants, to the extent exercised on a cash basis. If all the Investor Warrants were exercised, we would receive gross proceeds of approximately $56,803,667. However, the holders of the Investor Warrants are not obligated to exercise the Investor Warrants, and we cannot predict whether or when, if ever, the holders of the Investor Warrants will choose to exercise the Investor Warrants, in whole or in part. Accordingly, any proceeds from such exercise will be used for general corporate purposes and working capital.

MARKET FOR COMMON STOCK AND DIVIDEND POLICY
Our common stock is traded on The Nasdaq Global Select Market under the symbol “HYFM.” From commencement of trading on December 10, 2020 and through January 15, 2021, the closing price of our common stock, as reported by The Nasdaq Global Select Market, has ranged between a high of 77.40 and a low 41.59. On January 15, 2021, the closing price of our common stock was $70.23 per share. As of December 14, 2020, there were approximately 1,012 stockholders of record of our common stock.
We have never declared nor paid any cash dividends to holders of our common stock. We intend to retain any future earnings and do not expect to pay dividends in the foreseeable future.

SELLING STOCKHOLDERS
This prospectus relates to the offer and sale from time to time of up to 3,369,138 shares of our common stock by the selling stockholders. The number of shares offered for sale by the selling stockholders consists of up to 3,369,138 shares of our common stock currently issuable upon the exercise of the Investor Warrants, which were issued in connection with the Private Placement. For additional information regarding the issuance of our common stock and the Investor Warrants in connection with the Private Placement, see “Business — History” and “Certain Relationships and Related Party Transactions — The Merger and Concurrent Offering,” respectively. We are registering the shares of our common stock in order to permit the selling stockholders to offer the shares for resale from time to time. The selling stockholders are investors who have had no position, office, or other material relationship (other than as a purchaser of securities) with us or any of our affiliates within the past three years, except as disclosed in this prospectus under “Relationships with Certain Selling Stockholders.” Our knowledge is based on information provided by selling stockholder questionnaires in connection with the filing of this prospectus.
The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section  13(d) of the Exchange Act and the rules and regulations thereunder) of the shares of common stock held by the selling stockholder. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its respective ownership of shares of common stock and Investor Warrants, as of January 14, 2021, assuming exercise of the Investor Warrants held by such selling stockholders on that date. The number of shares in the third column “Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby” represents all of the shares that the selling stockholders may offer under this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus, and the fifth column sets forth the applicable percentages assuming such sale based on 33,499,953 shares of our common stock outstanding.
Information about the selling stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, to the extent required by law. Unless otherwise noted below, the address of each selling stockholder listed on the table is c/o Hydrofarm Holdings Group, Inc., 2249 South McDowell Boulevard Ext., Petaluma, California 94954.
Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
Wardenburg 2009 Family Trust(5)	2,320,118.0	242,341.0	2,077,777.0	6.2%
Fruzer Inc.(6)	1,554,212.0	77,253.0	1,476,959.0	4.4%
Indulge Inc.(7)	1,554,212.0	77,253.0	1,476,959.0	4.4%
Jackpot Inc.(8)	1,554,212.0	77,253.0	1,476,959.0	4.4%
S5 Enterprises Inc.(9)	1,554,210.0	77,253.0	1,476,957.0	4.4%
Hawthorn Limited Partnership(10)	1,453,068.0	74,293.0	1,378,775.0	4.1%
Hydrofarm Co-Investment Fund, LP(11)	659,145.0	30,697.0	628,448.0	1.9%
Terra Tech Corp.(12)	889,891.0	296,631.0	593,260.0	1.8%
Mark E. Bailey(13)	889,892.0	296,632.0	593,260.0	1.8%
South Florida Hydrofarm LLC(14)	291,607.0	50,304.0	241,303.0	*
Post Road Equity, LLC(15)	266,968.0	88,990.0	177,978.0	*
Arch Street Holdings I, LLC(16)	101,204.0	5,031.0	96,173.0	*
Lester Petracca(17)	146,090.0	44,495.0	101,595.0	*
First Riverside Investors LP(18)	195,421.0	65,141.0	130,280.0	*
Payne Capital Corp.(19)	72,287.0	3,593.0	68,694.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
GJG Life Sciences, LLC(20)	121,027.0	40,344.0	80,683.0	*
Derek Peterson(21)	128,292.0	11,866.0	116,426.0	*
Michael Nahass(22)	110,494.0	5,933.0	104,561.0	*
M2B Funding Corporation(23)	116,799.0	29,664.0	87,135.0	*
Riverside Merchant Partners LLC(24)	88,990.0	29,664.0	59,326.0	*
Matthew Lee Morgan(25)	88,990.0	29,664.0	59,326.0	*
Asian Gateway Limited(26)	88,990.0	29,664.0	59,326.0	*
Tayeb & Naima Souami JTIC(27)	88,990.0	29,664.0	59,326.0	*
Neil Kabous(28)	88,990.0	29,664.0	59,326.0	*
Donald Zoltan(29)	71,191.0	23,731.0	47,460.0	*
Dominion Capital LLC(30)	80,460.0	23,731.0	56,729.0	*
Millennium Trust Cust. FBO Laurence G. Allen IRA(31)	62,293.0	20,765.0	41,528.0	*
Millennium Trust Company FBO Paul Lapping Roth IRA Acct. # xxxx25590(32)	62,293.0	20,765.0	41,528.0	*
John A. Elway Revocable Trust(33)	53,393.0	17,798.0	35,595.0	*
William D. Morehead(34)	53,393.0	17,798.0	35,595.0	*
Nimesh Kumar Amin(35)	76,752.0	23,731.0	53,021.0	*
Jason Halpern(36)	53,393.0	17,798.0	35,595.0	*
Sophie Reuben Living Trust(37)	53,394.0	17,799.0	35,595.0	*
Raymond J. Bonanno and Joan E. Bonanno(38)	44,495.0	14,832.0	29,663.0	*
Kenneth Halbert(39)	44,495.0	14,832.0	29,663.0	*
Bobcat Property Trust of Angel Fire, NM(40)	44,495.0	14,832.0	29,663.0	*
Bellridge Capital LP(41)	44,495.0	14,832.0	29,663.0	*
Michael Antonov(42)	88,990.0	29,664.0	59,326.0	*
Charles Klein & Helen Klein(43)	44,495.0	14,832.0	29,663.0	*
John Falkner(44)	44,495.0	14,832.0	29,663.0	*
Clayton A. Struve(45)	88,990.0	29,664.0	59,326.0	*
Gregg D. Rock(46)	44,495.0	14,832.0	29,663.0	*
Keith Murphy(47)	51,910.0	14,832.0	37,078.0	*
Felix Vulis(48)	44,495.0	14,832.0	29,663.0	*
Paul Fisher(49)	44,495.0	14,832.0	29,663.0	*
ACP X, L.P.(50)	44,495.0	14,832.0	29,663.0	*
Bruce & Kathryn Evans Joint Tenants in the Entirety(51)	44,495.0	14,832.0	29,663.0	*
Edan Dean Consulting Inc.(52)	44,495.0	14,832.0	29,663.0	*
William Moreland(53)	44,495.0	14,832.0	29,663.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
Alfiah Nissim(54)	44,495.0	14,832.0	29,663.0	*
John Pappajohn(55)	44,495.0	14,832.0	29,663.0	*
Gregory Licata(56)	44,495.0	14,832.0	29,663.0	*
Clifford Berger(57)	44,495.0	14,832.0	29,663.0	*
Michael Balducci(58)	35,596.0	11,866.0	23,730.0	*
Tres Calas LLC(59)	35,596.0	11,866.0	23,730.0	*
Marty Burger(60)	35,596.0	11,866.0	23,730.0	*
Santiago Albanese & Alicia Margarita Sagasti JTWROS(61)	35,596.0	11,866.0	23,730.0	*
Arthur Berry III(62)	35,596.0	11,866.0	23,730.0	*
CS 2018 Family Trust(63)	35,596.0	11,866.0	23,730.0	*
Paporr LLC(64)	35,596.0	11,866.0	23,730.0	*
Richard & Andrea Levinson(65)	35,596.0	11,866.0	23,730.0	*
IS 2018 Family Trust(66)	35,596.0	11,866.0	23,730.0	*
Equity IQ LLC(67)	35,596.0	11,866.0	23,730.0	*
Souheil Haddad(68)	35,596.0	11,866.0	23,730.0	*
LR Equity Inc.(69)	35,596.0	11,866.0	23,730.0	*
ACNYC LLC(70)	35,596.0	11,866.0	23,730.0	*
Peter A. Wright(71)	35,596.0	11,866.0	23,730.0	*
SHN Financial Investments Ltd(72)	26,696.0	8,899.0	17,797.0	*
L1 Capital Global Opportunities Master Fund (73)	26,696.0	8,899.0	17,797.0	*
Safika Properties Pty Ltd(74)	26,696.0	8,899.0	17,797.0	*
Thomas Knoll(75)	26,696.0	8,899.0	17,797.0	*
Jeffry W. Bernstein(76)	26,696.0	8,899.0	17,797.0	*
Jerry & Marleen Lipschultz(77)	26,696.0	8,899.0	17,797.0	*
The 2000 Welch Charitable Remainder Unitrust Agreement II(78)	26,696.0	8,899.0	17,797.0	*
Adrian Kimberly(79)	25,807.0	8,603.0	17,204.0	*
Greg Goldsmith Trust(80)	22,247.0	7,416.0	14,831.0	*
Robert M. Herbst(81)	22,247.0	7,416.0	14,831.0	*
Heidi Kirsch Trust(82)	22,247.0	7,416.0	14,831.0	*
Diana and David Freshwater Living Trust dtd 1/20/04(83)	22,247.0	7,416.0	14,831.0	*
Michael Frohlich(84)	19,577.0	6,526.0	13,051.0	*
Grays Peak Ventures LLC(85)	17,803.0	5,935.0	11,868.0	*
The Novo Agency LLC(86)	17,798.0	5,933.0	11,865.0	*
The Woodland Trust(87)	17,798.0	5,933.0	11,865.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
Pomatto Investments Family Limited Partnership(88)	17,798.0	5,933.0	11,865.0	*
Ramnarian Jaigobind(89)	17,798.0	5,933.0	11,865.0	*
Law Office of Kenneth E. Chyten Defined Benefit Pension Plan(90)	17,798.0	5,933.0	11,865.0	*
Jeffrey Halbert(91)	17,798.0	5,933.0	11,865.0	*
Jan Arnett(92)	17,798.0	5,933.0	11,865.0	*
Barbara Patterson(93)	17,798.0	5,933.0	11,865.0	*
Timothy Wells(94)	17,798.0	5,933.0	11,865.0	*
Gregg D. Rock DPMPC Defined Benefit Plan(95)	17,798.0	5,933.0	11,865.0	*
John Alexander Palesty(96)	17,798.0	5,933.0	11,865.0	*
MFK Holdings, LLC(97)	17,798.0	5,933.0	11,865.0	*
Pensco Trust Company FBO Laurence G. Allen, IRA(98)	17,798.0	5,933.0	11,865.0	*
Thomas A. Masci, Jr.(99)	17,798.0	5,933.0	11,865.0	*
Maranza Robinson(100)	17,798.0	5,933.0	11,865.0	*
Adolfo & Donna Carmona(101)	17,798.0	5,933.0	11,865.0	*
Steven and Jennifer Hirschfeld(102)	35,596.0	11,866.0	23,730.0	*
Jose Luis Fernandez(103)	17,798.0	5,933.0	11,865.0	*
Mara Roth(104)	17,798.0	5,933.0	11,865.0	*
Barbara Martoglio(105)	17,798.0	5,933.0	11,865.0	*
Geoffrey Hoguet(106)	17,798.0	5,933.0	11,865.0
Haitham & Christy Elsheikh(107)	17,798.0	5,933.0	11,865.0	*
Poelstra Family Trust(108)	17,798.0	5,933.0	11,865.0	*
Pensco Trust Co. FBO John R. Williams IRA (109)	17,798.0	5,933.0	11,865.0	*
Dyke Rogers(110)	17,798.0	5,933.0	11,865.0	*
Debra Reuben(111)	17,798.0	5,933.0	11,865.0	*
Bryan A. Bertoglio(112)	17,798.0	5,933.0	11,865.0	*
2005 Younger Trust(113)	17,798.0	5,933.0	11,865.0	*
Robert Gladstone(114)	17,798.0	5,933.0	11,865.0	*
Benjamin Wolin(115)	17,798.0	5,933.0	11,865.0	*
Alstean Advisors, Ltd.(116)	17,798.0	5,933.0	11,865.0	*
Alex Bryan Broadus(117)	17,798.0	5,933.0	11,865.0	*
Michael J. Pierce(118)	17,798.0	5,933.0	11,865.0	*
Burt Stangarone(119)	17,798.0	5,933.0	11,865.0	*
RL Capital Partners, L.P.(120)	17,798.0	5,933.0	11,865.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
The Finder Family Trust(121)	17,798.0	5,933.0	11,865.0	*
Keith Harper(122)	17,798.0	5,933.0	11,865.0	*
Peter W. Janssen(123)	17,798.0	5,933.0	11,865.0	*
Isagen LLC(124)	17,798.0	5,933.0	11,865.0	*
Mazen Hanna(125)	17,798.0	5,933.0	11,865.0	*
Raffaele Attar(126)	17,798.0	5,933.0	11,865.0	*
Martin Feinberg(127)	17,798.0	5,933.0	11,865.0	*
Guilin LLC(128)	17,798.0	5,933.0	11,865.0	*
Samer Garas(129)	17,798.0	5,933.0	11,865.0	*
Rexford Capital LLC(130)	17,798.0	5,933.0	11,865.0	*
Ligi Investments LLLP(131)	17,798.0	5,933.0	11,865.0	*
Harry Ioannou(132)	16,685.0	5,562.0	11,123.0	*
Steven D. Nye & Heidi E. Nye(133)	16,018.0	5,340.0	10,678.0	*
Williams Crane Service, Inc.(134)	14,239.0	4,747.0	9,492.0	*
At Media Corp.(135)	17,946.0	4,747.0	13,199.0	*
Center Fold Corporation S.A.(136)	14,239.0	4,747.0	9,492.0	*
Phu Van Nguyen(137)	14,143.0	4,715.0	9,428.0	*
Stephen Gao(138)	13,348.0	4,450.0	8,898.0	*
Simon Cohen(139)	13,348.0	4,450.0	8,898.0	*
MWR 07 SA(140)	13,348.0	4,450.0	8,898.0	*
Buzkin Family LLC(141)	13,348.0	4,450.0	8,898.0	*
GDR Associates GP(142)	12,458.0	4,153.0	8,305.0	*
Zachary Hirsch(143)	16,314.0	2,967.0	13,347.0	*
Zemel Family Trust(144)	10,679.0	3,560.0	7,119.0	*
Greg D. Rock DPMPC(145)	10,679.0	3,560.0	7,119.0	*
Renat Gibadullin(146)	8,905.0	2,969.0	5,936.0	*
Chambers Family Living Trust(147)	8,899.0	2,967.0	5,932.0	*
Printech LLC(148)	8,899.0	2,967.0	5,932.0	*
Jacob H. Widlitz(149)	8,899.0	2,967.0	5,932.0	*
Daniel H. Hildebrand Trust U/A Dtd 07/21/1993(150)	8,899.0	2,967.0	5,932.0	*
John Scott Bradley and Jenny Bradley JTWROS(151)	8,899.0	2,967.0	5,932.0	*
Steven Roy Bento(152)	8,899.0	2,967.0	5,932.0	*
Joseph Roberts(153)	8,899.0	2,967.0	5,932.0	*
Vishanta Revocable Trust(154)	8,899.0	2,967.0	5,932.0	*
Howard Kent(155)	13,349.0	4,451.0	8,898.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
Michael & Allison Trotter(156)	8,899.0	2,967.0	5,932.0	*
Paul St. Pierre(157)	8,899.0	2,967.0	5,932.0	*
Veronica Marano & Thomas Volckening(158)	17,799.0	5,934.0	11,865.0	*
Patrick Decavaignac(159)	8,899.0	2,967.0	5,932.0	*
Tammron Kleeman(160)	8,899.0	2,967.0	5,932.0	*
Melvin A. Krueger(161)	8,899.0	2,967.0	5,932.0	*
Robert M. Lavinsky(162)	8,899.0	2,967.0	5,932.0	*
The Rabbit Trust(163)	8,899.0	2,967.0	5,932.0	*
Duane Blech and Andrea Blech, Trustees of the Duane and Andrea Blech Revocable Trust Dated August 10, 2005 and Any Amendments Thereto(164)	8,899.0	2,967.0	5,932.0	*
Carl A. Blasé(165)	8,899.0	2,967.0	5,932.0	*
IQ Financial, Inc.(166)	8,899.0	2,967.0	5,932.0	*
John Webb(167)	8,899.0	2,967.0	5,932.0	*
James Kaufman(168)	8,899.0	2,967.0	5,932.0	*
Matthew Giulliani(169)	8,899.0	2,967.0	5,932.0	*
Brett Newman(170)	8,899.0	2,967.0	5,932.0	*
Christy Howells Ericson(171)	8,899.0	2,967.0	5,932.0	*
Diego Ricol(172)	8,899.0	2,967.0	5,932.0	*
Robert S. Clay(173)	8,899.0	2,967.0	5,932.0	*
Lee Christopher Brandon(174)	16,019.0	5,341.0	10,678.0	*
Steven Franklin(175)	8,899.0	2,967.0	5,932.0	*
David Snazuk & Janet Snazuk JTWROS(176)	17,799.0	5,934.0	11,865.0	*
Natalie E. Cohen(177)	8,899.0	2,967.0	5,932.0	*
Napeague Capital, LLC(178)	8,899.0	2,967.0	5,932.0	*
Covey Financial Inc.(179)	8,899.0	2,967.0	5,932.0	*
Cheryl Hintzen(180)	8,899.0	2,967.0	5,932.0	*
Brian & Nancy Kessler JTWROS(181)	8,899.0	2,967.0	5,932.0	*
Elizabeth D. Edelson(182)	8,899.0	2,967.0	5,932.0	*
MIS Equity Strategies LP(183)	8,899.0	2,967.0	5,932.0	*
Pensco Trust Co. FBO Gregg Rock IRA(184)	8,899.0	2,967.0	5,932.0	*
Bryce James Boland(185)	8,899.0	2,967.0	5,932.0	*
Bradley Eric Beckerman(186)	8,899.0	2,967.0	5,932.0	*
Kevin Hirsch(187)	8,899.0	2,967.0	5,932.0	*
Steven Collins(188)	8,899.0	2,967.0	5,932.0	*
Ramjet Capital Ltd.(189)	8,899.0	2,967.0	5,932.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
Hernan Van Waveren(190)	8,899.0	2,967.0	5,932.0	*
James P. Bell(191)	8,899.0	2,967.0	5,932.0	*
Pensco Trust Co. FBO Sidney Cole IRA(192)	8,899.0	2,967.0	5,932.0	*
Arthur Klausner(193)	8,899.0	2,967.0	5,932.0	*
Arthur Belton(194)	8,899.0	2,967.0	5,932.0	*
Roger D. Bozarth(195)	8,899.0	2,967.0	5,932.0	*
Dara Yanowitz(196)	8,899.0	2,967.0	5,932.0	*
Isaac Mendal Family Trust I(197)	8,899.0	2,967.0	5,932.0	*
Jeffrey Grodko(198)	8,899.0	2,967.0	5,932.0	*
Jay & Toni Youngerman(199)	14,239.0	4,747.0	9,492.0	*
Michael Klein(200)	8,899.0	2,967.0	5,932.0	*
Manny Family Revocable Trust(201)	8,899.0	2,967.0	5,932.0	*
Zvi Leibovich(202)	8,899.0	2,967.0	5,932.0	*
Thomas P. Remley Revocable Living Trust dtd 5/15/09(203)	8,899.0	2,967.0	5,932.0	*
Anthony G. Polak(204)	8,899.0	2,967.0	5,932.0	*
Domaco Venture Capital Fund(205)	8,899.0	2,967.0	5,932.0	*
Michael Delaney(206)	8,899.0	2,967.0	5,932.0	*
Michael Giordano(207)	8,899.0	2,967.0	5,932.0	*
Linda R. Fisher(208)	8,899.0	2,967.0	5,932.0	*
RL Capital Management Corp.(209)	8,899.0	2,967.0	5,932.0	*
Babu L. Jain(210)	8,899.0	2,967.0	5,932.0	*
Ira Kalfus(211)	8,899.0	2,967.0	5,932.0	*
Avani Estates LLC(212)	8,899.0	2,967.0	5,932.0	*
David P. Gaudio(213)	8,899.0	2,967.0	5,932.0	*
Gwen Wiener(214)	8,899.0	2,967.0	5,932.0	*
John Sannar(215)	8,899.0	2,967.0	5,932.0	*
Pensco Trust Company, LLC. Cust. FBO John Burke IRA(216)	8,899.0	2,967.0	5,932.0	*
Jimmie Dwayne Kelley(217)	8,899.0	2,967.0	5,932.0	*
Menachem Deutsch(218)	8,899.0	2,967.0	5,932.0	*
Joseph O. Manzi(219)	8,899.0	2,967.0	5,932.0	*
Gery Tomassoni(220)	8,899.0	2,967.0	5,932.0	*
Trevor P. Castor(221)	8,899.0	2,967.0	5,932.0	*
Carlos A. & Mary Lisette Safie(222)	8,899.0	2,967.0	5,932.0	*
Kelley Joe Gaskins(223)	8,899.0	2,967.0	5,932.0	*
Ordian Limited(224)	8,720.0	2,907.0	5,813.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
Pensco Trust Co. FBO James A. Herzoff IRA (225)	7,120.0	2,374.0	4,746.0	*
Christopher Reynolds & Linda Seyfert(226)	7,120.0	2,374.0	4,746.0	*
EME Kikirov Inc.(227)	6,229.0	2,077.0	4,152.0	*
Dale Myer(228)	6,229.0	2,077.0	4,152.0	*
Philip H. Gillin(229)	6,229.0	2,077.0	4,152.0	*
Stourbridge Investments LLC(230)	6,229.0	2,077.0	4,152.0	*
Pensco Trust Co. FBO Audra J. Hornig IRA (231)	5,873.0	1,958.0	3,915.0	*
Jeffrey Springer(232)	5,339.0	1,780.0	3,559.0	*
Nguni Investments Pty Ltd.(233)	5,339.0	1,780.0	3,559.0	*
Lesmar Investments Pty Ltd ACN 150864485 as Trustee for Lesmar Family Trust(234)	5,339.0	1,780.0	3,559.0	*
Kenneth Moelhoff(235)	5,339.0	1,780.0	3,559.0	*
Pensco Trust Co. FBO Jeffrey Coopersmith IRA(236)	5,339.0	1,780.0	3,559.0	*
Joshua Movtady(237)	5,339.0	1,780.0	3,559.0	*
Christopher J. and Denise M. Blum JTWROS (238)	5,339.0	1,780.0	3,559.0	*
Daniel J. Gilbert(239)	5,339.0	1,780.0	3,559.0	*
Antonyk Ter-Gevondyan(240)	5,339.0	1,780.0	3,559.0	*
John L. Lucas(241)	4,984.0	1,662.0	3,322.0	*
Golden Peak Capital, LLC(242)	4,627.0	1,543.0	3,084.0	*
Union Square Energy Advisors Ltd.(243)	4,627.0	1,543.0	3,084.0	*
Daybreak Associates LLC(244)	4,457.0	1,486.0	2,971.0	*
Timothy P and Monica Hanley(245)	4,450.0	1,484.0	2,966.0	*
Universal Commodities, Inc.(246)	4,450.0	1,484.0	2,966.0	*
Equity Opportunity Partners, L.P.(247)	4,450.0	1,484.0	2,966.0	*
Hillcrest Investors I Ltd.(248)	8,900.0	2,968.0	5,932.0	*
Allen Research Endowment Inc.(249)	4,450.0	1,484.0	2,966.0	*
Keith M. Hladek(250)	4,450.0	1,484.0	2,966.0	*
Robert M. Pons(251)	4,450.0	1,484.0	2,966.0	*
Patrick Gaccetta(252)	4,450.0	1,484.0	2,966.0	*
Roger Karr(253)	4,450.0	1,484.0	2,966.0	*
Bassam Shihadeh(254)	4,450.0	1,484.0	2,966.0	*
HRMG Inc. Profit Sharing 401-K Plan dtd 7/1/04 FBO James Moore(255)	8,900.0	2,968.0	5,932.0	*
Robert J. Lindsay, Sr.(256)	4,450.0	1,484.0	2,966.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
David Hackett(257)	4,450.0	1,484.0	2,966.0	*
Rudiger Lenz(258)	4,450.0	1,484.0	2,966.0	*
Thomas Rings(259)	4,450.0	1,484.0	2,966.0	*
Carlyle E. Eubank II(260)	4,450.0	1,484.0	2,966.0	*
Erica Kent(261)	4,450.0	1,484.0	2,966.0	*
Jeff Smith(262)	4,450.0	1,484.0	2,966.0	*
The Roger C. Clarke Revocable Trust Dated April 28, 2009(263)	4,450.0	1,484.0	2,966.0	*
Stephen Smith & Ana Mercedes Augusta Garcia Ocampo, JTWROS(264)	4,450.0	1,484.0	2,966.0	*
Tod Emery(265)	4,450.0	1,484.0	2,966.0	*
William Fessler(266)	4,450.0	1,484.0	2,966.0	*
Steve Tate(267)	4,450.0	1,484.0	2,966.0	*
Anthony B. Zaremba(268)	4,450.0	1,484.0	2,966.0	*
S. Edward Sarskas(269)	4,450.0	1,484.0	2,966.0	*
Michael Osborn(270)	4,450.0	1,484.0	2,966.0	*
Mickey Robinson(271)	4,450.0	1,484.0	2,966.0	*
Seth Goldberg(272)	4,450.0	1,484.0	2,966.0	*
John C. Morgan(273)	4,450.0	1,484.0	2,966.0	*
Sharon Quest(274)	4,450.0	1,484.0	2,966.0	*
Scott Bergland(275)	4,450.0	1,484.0	2,966.0	*
Howard Kent TTEE Marci Kent Spousal Lifetime Trust(276)	4,450.0	1,484.0	2,966.0	*
Keith Ladue(277)	4,450.0	1,484.0	2,966.0	*
SHNY Place LLC(278)	4,450.0	1,484.0	2,966.0	*
Irwin Steinberg Insurance Trust(279)	4,450.0	1,484.0	2,966.0	*
James Nichols(280)	4,450.0	1,484.0	2,966.0	*
Patrick Gunning(281)	4,450.0	1,484.0	2,966.0	*
Daniel Fagin(282)	4,450.0	1,484.0	2,966.0	*
Lawrence Berney(283)	4,450.0	1,484.0	2,966.0	*
David & Toby Hirschfeld(284)	4,450.0	1,484.0	2,966.0	*
Preston Edward Cloke(285)	4,450.0	1,484.0	2,966.0	*
Charles Scott(286)	7,120.0	2,374.0	4,746.0	*
Terry T. & Lisa M. Bushka JTWROS(287)	4,450.0	1,484.0	2,966.0	*
Chad Heimsoth(288)	4,450.0	1,484.0	2,966.0	*
Eugene Geraci(289)	4,450.0	1,484.0	2,966.0	*
Erich J. Weidenbener(290)	8,010.0	2,671.0	5,339.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
Bruce Perline(291)	4,450.0	1,484.0	2,966.0	*
Donald P. Sesterhenn(292)	4,450.0	1,484.0	2,966.0	*
Mario Mazzettini & Deborah Mazzettini(293)	4,450.0	1,484.0	2,966.0	*
Akita Partners, LLC(294)	4,450.0	1,484.0	2,966.0	*
The Anthony & Angela Reed Family Trust(295)	4,450.0	1,484.0	2,966.0	*
Pensco Trust FBO Theodore Flocco(296)	4,450.0	1,484.0	2,966.0	*
William Havlik & Deborah Havlik JTWROS (297)	6,230.0	2,078.0	4,152.0	*
Monica Samson(298)	4,450.0	1,484.0	2,966.0	*
Moises Roizental & Haude Menasche Roizental (299)	4,450.0	1,484.0	2,966.0	*
Pensco Trust Co. FBO David Reimer IRA(300)	4,450.0	1,484.0	2,966.0	*
Theodore Hesemann(301)	4,450.0	1,484.0	2,966.0	*
John D. Alexander(302)	4,450.0	1,484.0	2,966.0	*
Charles Galat(303)	4,450.0	1,484.0	2,966.0	*
Hemant P. Singh & Benedict H. Singh(304)	4,450.0	1,484.0	2,966.0	*
Roger Ades(305)	4,450.0	1,484.0	2,966.0	*
LGA Investments Family L.P.(306)	4,450.0	1,484.0	2,966.0	*
Stephen Schloss(307)	4,450.0	1,484.0	2,966.0	*
Henry A. Kessler Living Trust(308)	4,450.0	1,484.0	2,966.0	*
Steven Romanowski(309)	4,450.0	1,484.0	2,966.0	*
James S. Kiening(310)	4,450.0	1,484.0	2,966.0	*
Michael Stoeker(311)	4,450.0	1,484.0	2,966.0	*
Donald R. Davis(312)	4,450.0	1,484.0	2,966.0	*
Jere D. Peak(313)	4,450.0	1,484.0	2,966.0	*
James O. Hurlbert(314)	4,450.0	1,484.0	2,966.0	*
Wolcot Capital Inc.(315)	4,450.0	1,484.0	2,966.0	*
The McCredie Family Revocable Trust(316)	4,450.0	1,484.0	2,966.0	*
Fred Polak(317)	4,450.0	1,484.0	2,966.0	*
Jamie Polak(318)	4,450.0	1,484.0	2,966.0	*
Robert M. Katz(319)	4,450.0	1,484.0	2,966.0	*
Nimesh A. Shah(320)	4,450.0	1,484.0	2,966.0	*
Big Thunder LLC(321)	4,450.0	1,484.0	2,966.0	*
Raymond Porcelli Revocable Living Trust u/a 4/17/07(322)	4,450.0	1,484.0	2,966.0	*
Kin Shing Wong(323)	4,450.0	1,484.0	2,966.0	*
Peter H. Colettis(324)	4,450.0	1,484.0	2,966.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
Lawrence W. Schwartz/Deborah A. Schwartz (325)	4,450.0	1,484.0	2,966.0	*
Hurricane Capital Management LLC(326)	4,450.0	1,484.0	2,966.0	*
Robert Weiss(327)	4,450.0	1,484.0	2,966.0	*
Anthony Andre, Jr. & Jennifer Andre, JTWROS(328)	4,450.0	1,484.0	2,966.0	*
Declaration of Trust of Bernard D. Paul, dtd. 12/23/176, as amended(329)	4,450.0	1,484.0	2,966.0	*
Mallory Kirsch(330)	4,450.0	1,484.0	2,966.0	*
Kimberly Kirsch(331)	4,450.0	1,484.0	2,966.0	*
Theodore Kirsch(332)	4,450.0	1,484.0	2,966.0	*
Margrit Polak(333)	4,450.0	1,484.0	2,966.0	*
John V. Boulger(334)	4,450.0	1,484.0	2,966.0	*
Joseph Broudy(335)	4,450.0	1,484.0	2,966.0	*
Firas Hussain(336)	4,450.0	1,484.0	2,966.0	*
Douglas Scott Aaron(337)	4,450.0	1,484.0	2,966.0	*
Ashok & Harshidu Patel(338)	4,450.0	1,484.0	2,966.0	*
Doug Reed(339)	4,450.0	1,484.0	2,966.0	*
Micheal G. Ginder(340)	4,450.0	1,484.0	2,966.0	*
Jeffrey Weber, Harold Weber JT(341)	4,450.0	1,484.0	2,966.0	*
John C. Boyer & Marilyn L. Boyer(342)	4,450.0	1,484.0	2,966.0	*
Daniel Salvas(343)	4,450.0	1,484.0	2,966.0	*
Sana Amber Haroon(344)	4,450.0	1,484.0	2,966.0	*
Nasreen Haroon(345)	4,450.0	1,484.0	2,966.0	*
Jacqueline Eubany(346)	4,450.0	1,484.0	2,966.0	*
Andrew Kwa(347)	4,450.0	1,484.0	2,966.0	*
Jeffrey Luebbert(348)	4,450.0	1,484.0	2,966.0	*
Hawkstar Holdings, LLC(349)	4,450.0	1,484.0	2,966.0	*
Robert Haider(350)	4,450.0	1,484.0	2,966.0	*
Babac Vahabzadeh(351)	4,450.0	1,484.0	2,966.0	*
Pensco Trust Co. FBO Jamal Abdel Jawad IRA (352)	3,916.0	1,306.0	2,610.0	*
NYPPEX HOLDINGS LLC 401(k) Retirement Plan(353)	3,560.0	1,187.0	2,373.0	*
Edward M. Almsteier(354)	3,560.0	1,187.0	2,373.0	*
Aimee Coopersmith & Felicidad Coopersmith JTIC(355)	3,560.0	1,187.0	2,373.0	*
Russell Linderman & Diane Linderman(356)	3,560.0	1,187.0	2,373.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
Mark Holodnak(357)	3,560.0	1,187.0	2,373.0	*
Karl P. Douglas, Jr. & Charlene Douglas JTWROS(358)	3,560.0	1,187.0	2,373.0	*
Daniel Isaac Teitelbaum(359)	3,560.0	1,187.0	2,373.0	*
Glenn G. Pendola(360)	3,560.0	1,187.0	2,373.0	*
Michael Rizzo & Regina Rizzo(361)	3,560.0	1,187.0	2,373.0	*
Ralph K. Frasier Jr.(362)	3,560.0	1,187.0	2,373.0	*
David A. Tumen(363)	3,560.0	1,187.0	2,373.0	*
Eugen Ivan(364)	3,560.0	1,187.0	2,373.0	*
Gus Eliopoulos(365)	3,382.0	1,128.0	2,254.0	*
Keith Gilligan(366)	2,669.0	890.0	1,779.0	*
Joel Kovacs(367)	2,669.0	890.0	1,779.0	*
Robert G. Yolles(368)	2,669.0	890.0	1,779.0	*
Monte Simmons(369)	2,669.0	890.0	1,779.0	*
Ronald J. Miller(370)	2,669.0	890.0	1,779.0	*
Pensco Trust Co. FBO Mark Edwards IRA(371)	2,669.0	890.0	1,779.0	*
Aimee Coopersmith 2010 Trust(372)	2,225.0	742.0	1,483.0	*
Arun Virick(373)	2,225.0	742.0	1,483.0	*
Dennis Moylan(374)	2,225.0	742.0	1,483.0	*
Northlea Partners LLLP(375)	2,225.0	742.0	1,483.0	*
James T. Tang(376)	2,135.0	712.0	1,423.0	*
Harrison Caplan(377)	1,780.0	594.0	1,186.0	*
Richard & Kim Mason JTWROS(378)	1,780.0	594.0	1,186.0	*
Chaim HY Malinek and Aviva Malinek as Trustees of the Chaim HY Malinek and Aviva Malinek Living Trust created on 1/26/13(379)	1,780.0	594.0	1,186.0	*
Joel Pruzansky(380)	1,780.0	594.0	1,186.0	*
Michael Columbia & Patricia A. Columbia(381)	1,780.0	594.0	1,186.0	*
Michael Penoro, Jr. & Maria R. Penoro(382)	1,780.0	594.0	1,186.0	*
Sebastian Llados Vila(383)	1,780.0	594.0	1,186.0	*
William B. Milligan(384)	1,780.0	594.0	1,186.0	*
Anthonio Pietro Vole & Emily Ann Sabaj(385)	1,780.0	594.0	1,186.0	*
Pensco Trust Co. FBO Julienne Rock IRA(386)	1,780.0	594.0	1,186.0	*
Scott Damico(387)	1,780.0	594.0	1,186.0	*
Abraham Joshua Esses(388)	1,780.0	594.0	1,186.0	*
Ryan Stanley(389)	1,780.0	594.0	1,186.0	*
William S. Stewart, Jr.(390)	1,780.0	594.0	1,186.0	*

Selling Security Holder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Underlying Investor Warrants Offered Hereby(3)	Number of Shares of Common Stock Beneficially Owned After Offering(4)	% of Shares of Common Stock Beneficially Owned After Offering(4)
Ronald Gress, Jr.(391)	3,561.0	1,188.0	2,373.0	*
Johnny Phillip Armstead(392)	1,780.0	594.0	1,186.0	*
Joseph Wolf(393)	1,780.0	594.0	1,186.0	*
Jonathan P. Greene(394)	1,780.0	594.0	1,186.0	*
William Foerster(395)	1,780.0	594.0	1,186.0	*
Donnie B. Collins(396)	1,780.0	594.0	1,186.0	*
Francis D. Rutledge(397)	1,780.0	594.0	1,186.0	*
David Goldhagen(398)	1,780.0	594.0	1,186.0	*
William Weischedel(399)	1,780.0	594.0	1,186.0	*
Dr. Brett Sealove(400)	1,780.0	594.0	1,186.0	*
Michael Susko(401)	1,780.0	594.0	1,186.0	*
Robert & Vicky Richmond JTWROS(402)	1,780.0	594.0	1,186.0	*
Arnie Ross(403)	3,204.0	1,069.0	2,135.0	*
Lawrence R. Read(404)	1,780.0	594.0	1,186.0	*
Brian Summer(405)	1,780.0	594.0	1,186.0	*
Carol Tauber(406)	1,780.0	594.0	1,186.0	*
Jason Daniel Klein(407)	1,780.0	594.0	1,186.0	*
Deborah Petracca(408)	1,334.0	445.0	889.0	*
Theodore Charles Shafer(409)	1,334.0	445.0	889.0	*
Scott Weinblatt(410)	1,067.0	356.0	711.0	*
John Ciesla, Kimberly Ciesla(411)	890.0	297.0	593.0	*
Jonathan Kirschner(412)	890.0	297.0	593.0	*
Casey Leavings(413)	890.0	297.0	593.0	*
Ashley-Nicole Russell(414)	890.0	297.0	593.0	*
Hunter Harrison(415)	890.0	297.0	593.0	*
Pensco Trust Co. FBO Felicidad Coopersmith Roth IRA(416)	667.0	223.0	444.0	*

*
Less than one percent.

(1)
This table and the information in the notes below are based upon information supplied by the selling stockholder, including reports and amendments thereto filed with the SEC on Schedule 13D and Schedule 13G.

(2)
The shares of common stock underlying Investor Warrants are convertible or exercisable within 60 days of January 14, 2021.

(3)
The actual number of shares of common stock offered hereby and included in the registration statement of which this prospectus forms a part includes, in accordance with Rule 416 under the Securities Act, such indeterminate number of additional shares of our common stock as may become issuable in connection with any proportionate adjustment for any stock splits, stock combinations, stock dividends, recapitalizations or similar events with respect to the common stock.

(4)
Assumes the exercise in full of the Investor Warrants and sale of all warrant shares registered pursuant to this prospectus, although the selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

(5)
Includes (i) 2,077,777 shares of common stock and (ii) 242,341 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(6)
Includes (i) 1,476,959 shares of common stock and (ii) 77,253 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(7)
Includes (i) 1,476,959 shares of common stock and (ii) 77,253 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(8)
Includes (i) 1,476,959 shares of common stock and (ii) 77,253 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(9)
Includes (i) 1,476,957 shares of common stock and (ii) 77,253 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(10)
Includes (i) 1,378,775 shares of common stock and (ii) 74,293 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(11)
Includes (i) 628,448 shares of common stock and (ii) 30,697 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(12)
Includes (i) 593,260 shares of common stock and (ii) 296,631 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(13)
Includes (i) 593,260 shares of common stock and (ii) 296,632 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(14)
Includes (i) 241,303 shares of common stock and (ii) 50,304 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(15)
Includes (i) 177,978 shares of common stock and (ii) 88,990 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(16)
Includes (i) 96,173 shares of common stock and (ii) 5,031 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(17)
Includes (i) 101,595 shares of common stock and (ii) 44,495 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(18)
Includes (i) 130,280 shares of common stock and (ii) 65,141 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(19)
Includes (i) 68,694 shares of common stock and (ii) 3,593 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(20)
Includes (i) 80,683 shares of common stock and (ii) 40,344 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(21)
Includes (i) 116,426 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(22)
Includes (i) 104,561 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(23)
Includes (i) 87,135 shares of common stock and (ii) 29,664 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(24)
Includes (i) 59,326 shares of common stock and (ii) 29,664 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(25)
Includes (i) 59,326 shares of common stock and (ii) 29,664 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(26)
Includes (i) 59,326 shares of common stock and (ii) 29,664 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(27)
Includes (i) 59,326 shares of common stock and (ii) 29,664 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(28)
Includes (i) 59,326 shares of common stock and (ii) 29,664 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(29)
Includes (i) 47,460 shares of common stock and (ii) 23,731 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(30)
Includes (i) 56,729 shares of common stock and (ii) 23,731 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(31)
Includes (i) 41,528 shares of common stock and (ii) 20,765 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(32)
Includes (i) 41,528 shares of common stock and (ii) 20,765 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(33)
Includes (i) 35,595 shares of common stock and (ii) 17,798 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(34)
Includes (i) 35,595 shares of common stock and (ii) 17,798 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(35)
Includes (i) 53,021 shares of common stock and (ii) 23,731 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(36)
Includes (i) 35,595 shares of common stock and (ii) 17,798 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(37)
Includes (i) 35,595 shares of common stock and (ii) 17,799 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(38)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(39)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(40)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(41)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(42)
Includes (i) 59,326 shares of common stock and (ii) 29,664 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(43)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(44)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(45)
Includes (i) 59,326 shares of common stock and (ii) 29,664 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(46)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(47)
Includes (i) 37,078 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(48)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(49)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(50)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(51)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(52)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(53)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(54)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(55)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(56)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(57)
Includes (i) 29,663 shares of common stock and (ii) 14,832 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(58)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(59)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(60)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(61)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(62)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(63)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(64)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(65)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(66)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(67)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(68)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(69)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(70)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(71)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(72)
Includes (i) 17,797 shares of common stock and (ii) 8,899 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(73)
Includes (i) 17,797 shares of common stock and (ii) 8,899 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(74)
Includes (i) 17,797 shares of common stock and (ii) 8,899 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(75)
Includes (i) 17,797 shares of common stock and (ii) 8,899 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(76)
Includes (i) 17,797 shares of common stock and (ii) 8,899 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(77)
Includes (i) 17,797 shares of common stock and (ii) 8,899 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(78)
Includes (i) 17,797 shares of common stock and (ii) 8,899 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(79)
Includes (i) 17,204 shares of common stock and (ii) 8,603 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(80)
Includes (i) 14,831 shares of common stock and (ii) 7,416 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(81)
Includes (i) 14,831 shares of common stock and (ii) 7,416 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(82)
Includes (i) 14,831 shares of common stock and (ii) 7,416 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(83)
Includes (i) 14,831 shares of common stock and (ii) 7,416 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(84)
Includes (i) 13,051 shares of common stock and (ii) 6,526 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(85)
Includes (i) 11,868 shares of common stock and (ii) 5,935 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(86)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(87)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(88)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(89)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(90)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(91)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(92)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(93)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(94)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(95)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(96)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(97)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(98)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(99)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(100)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(101)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(102)
Includes (i) 23,730 shares of common stock and (ii) 11,866 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(103)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(104)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(105)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(106)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(107)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(108)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(109)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(110)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(111)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(112)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(113)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(114)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(115)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(116)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(117)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(118)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(119)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(120)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(121)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(122)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(123)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(124)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(125)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(126)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(127)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(128)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(129)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(130)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(131)
Includes (i) 11,865 shares of common stock and (ii) 5,933 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(132)
Includes (i) 11,123 shares of common stock and (ii) 5,562 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(133)
Includes (i) 10,678 shares of common stock and (ii) 5,340 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(134)
Includes (i) 9,492 shares of common stock and (ii) 4,747 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(135)
Includes (i) 13,199 shares of common stock and (ii) 4,747 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(136)
Includes (i) 9,492 shares of common stock and (ii) 4,747 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(137)
Includes (i) 9,428 shares of common stock and (ii) 4,715 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(138)
Includes (i) 8,898 shares of common stock and (ii) 4,450 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(139)
Includes (i) 8,898 shares of common stock and (ii) 4,450 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(140)
Includes (i) 8,898 shares of common stock and (ii) 4,450 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(141)
Includes (i) 8,898 shares of common stock and (ii) 4,450 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(142)
Includes (i) 8,305 shares of common stock and (ii) 4,153 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(143)
Includes (i) 13,347 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(144)
Includes (i) 7,119 shares of common stock and (ii) 3,560 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(145)
Includes (i) 7,119 shares of common stock and (ii) 3,560 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(146)
Includes (i) 5,936 shares of common stock and (ii) 2,969 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(147)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(148)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(149)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(150)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(151)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(152)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(153)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(154)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(155)
Includes (i) 8,898 shares of common stock and (ii) 4,451 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(156)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(157)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(158)
Includes (i) 11,865 shares of common stock and (ii) 5,934 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(159)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(160)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(161)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(162)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(163)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(164)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(165)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(166)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(167)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(168)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(169)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(170)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(171)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(172)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(173)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(174)
Includes (i) 10,678 shares of common stock and (ii) 5,341 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(175)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(176)
Includes (i) 11,865 shares of common stock and (ii) 5,934 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(177)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(178)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(179)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(180)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(181)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(182)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(183)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(184)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(185)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(186)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(187)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(188)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(189)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(190)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(191)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(192)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(193)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(194)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(195)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(196)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(197)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(198)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(199)
Includes (i) 9,492 shares of common stock and (ii) 4,747 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(200)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(201)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(202)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(203)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(204)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(205)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(206)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(207)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(208)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(209)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(210)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(211)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(212)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(213)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(214)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(215)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(216)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(217)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(218)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(219)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(220)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(221)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(222)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(223)
Includes (i) 5,932 shares of common stock and (ii) 2,967 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(224)
Includes (i) 5,813 shares of common stock and (ii) 2,907 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(225)
Includes (i) 4,746 shares of common stock and (ii) 2,374 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(226)
Includes (i) 4,746 shares of common stock and (ii) 2,374 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(227)
Includes (i) 4,152 shares of common stock and (ii) 2,077 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(228)
Includes (i) 4,152 shares of common stock and (ii) 2,077 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(229)
Includes (i) 4,152 shares of common stock and (ii) 2,077 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(230)
Includes (i) 4,152 shares of common stock and (ii) 2,077 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(231)
Includes (i) 3,915 shares of common stock and (ii) 1,958 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(232)
Includes (i) 3,559 shares of common stock and (ii) 1,780 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(233)
Includes (i) 3,559 shares of common stock and (ii) 1,780 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(234)
Includes (i) 3,559 shares of common stock and (ii) 1,780 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(235)
Includes (i) 3,559 shares of common stock and (ii) 1,780 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(236)
Includes (i) 3,559 shares of common stock and (ii) 1,780 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(237)
Includes (i) 3,559 shares of common stock and (ii) 1,780 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(238)
Includes (i) 3,559 shares of common stock and (ii) 1,780 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(239)
Includes (i) 3,559 shares of common stock and (ii) 1,780 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(240)
Includes (i) 3,559 shares of common stock and (ii) 1,780 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(241)
Includes (i) 3,322 shares of common stock and (ii) 1,662 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(242)
Includes (i) 3,084 shares of common stock and (ii) 1,543 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(243)
Includes (i) 3,084 shares of common stock and (ii) 1,543 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(244)
Includes (i) 2,971 shares of common stock and (ii) 1,486 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(245)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(246)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(247)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(248)
Includes (i) 5,932 shares of common stock and (ii) 2,968 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(249)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(250)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(251)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(252)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(253)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(254)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(255)
Includes (i) 5,932 shares of common stock and (ii) 2,968 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(256)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(257)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(258)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(259)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(260)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(261)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(262)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(263)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(264)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(265)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(266)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(267)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(268)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(269)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(270)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(271)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(272)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(273)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(274)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(275)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(276)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(277)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(278)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(279)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(280)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(281)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(282)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(283)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(284)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(285)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(286)
Includes (i) 4,746 shares of common stock and (ii) 2,374 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(287)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(288)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(289)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(290)
Includes (i) 5,339 shares of common stock and (ii) 2,671 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(291)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(292)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(293)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(294)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(295)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(296)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(297)
Includes (i) 4,152 shares of common stock and (ii) 2,078 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(298)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(299)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(300)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(301)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(302)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(303)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(304)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(305)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(306)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(307)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(308)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(309)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(310)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(311)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(312)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(313)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(314)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(315)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(316)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(317)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(318)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(319)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(320)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(321)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(322)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(323)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(324)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(325)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(326)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(327)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(328)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(329)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(330)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(331)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(332)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(333)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(334)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(335)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(336)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(337)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(338)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(339)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(340)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(341)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(342)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(343)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(344)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(345)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(346)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(347)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(348)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(349)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(350)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(351)
Includes (i) 2,966 shares of common stock and (ii) 1,484 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(352)
Includes (i) 2,610 shares of common stock and (ii) 1,306 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(353)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(354)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(355)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(356)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(357)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(358)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(359)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(360)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(361)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(362)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(363)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(364)
Includes (i) 2,373 shares of common stock and (ii) 1,187 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(365)
Includes (i) 2,254 shares of common stock and (ii) 1,128 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(366)
Includes (i) 1,779 shares of common stock and (ii) 890 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(367)
Includes (i) 1,779 shares of common stock and (ii) 890 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(368)
Includes (i) 1,779 shares of common stock and (ii) 890 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(369)
Includes (i) 1,779 shares of common stock and (ii) 890 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(370)
Includes (i) 1,779 shares of common stock and (ii) 890 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(371)
Includes (i) 1,779 shares of common stock and (ii) 890 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(372)
Includes (i) 1,483 shares of common stock and (ii) 742 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(373)
Includes (i) 1,483 shares of common stock and (ii) 742 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(374)
Includes (i) 1,483 shares of common stock and (ii) 742 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(375)
Includes (i) 1,483 shares of common stock and (ii) 742 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(376)
Includes (i) 1,423 shares of common stock and (ii) 712 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(377)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(378)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(379)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(380)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(381)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(382)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(383)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(384)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(385)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(386)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(387)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(388)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(389)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(390)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(391)
Includes (i) 2,373 shares of common stock and (ii) 1,188 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(392)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(393)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(394)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(395)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(396)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(397)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(398)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(399)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(400)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(401)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(402)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(403)
Includes (i) 2,135 shares of common stock and (ii) 1,069 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(404)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(405)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(406)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(407)
Includes (i) 1,186 shares of common stock and (ii) 594 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(408)
Includes (i) 889 shares of common stock and (ii) 445 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(409)
Includes (i) 889 shares of common stock and (ii) 445 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(410)
Includes (i) 711 shares of common stock and (ii) 356 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(411)
Includes (i) 593 shares of common stock and (ii) 297 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(412)
Includes (i) 593 shares of common stock and (ii) 297 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(413)
Includes (i) 593 shares of common stock and (ii) 297 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(414)
Includes (i) 593 shares of common stock and (ii) 297 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(415)
Includes (i) 593 shares of common stock and (ii) 297 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

(416)
Includes (i) 444 shares of common stock and (ii) 223 shares of common stock issuable upon the exercise of Investor Warrants with an exercise price of $16.86.

Relationships with Certain Selling Stockholders
Mr. Peter Wardenburg has been an employee of Hydrofarm since 1980. He was appointed Chief Executive Officer in 2010. In April 2017, we entered into an employment agreement with Mr. Wardenburg to serve as our President and Chief Executive Officer. On December 31, 2018, Mr. Wardenburg transitioned from his role as our Chief Executive Officer to a revised role as Vice Chairman of our board of directors. Mr. Wardenburg’s employment agreement expired in April 2020 and on November 10, 2020 was replaced on our board of directors. Mr. Wardenburg is one of our principal stockholders and has entered into certain agreements with us. For additional information with respect to Mr. Wardenburg’s relationship with us please see “Certain Relationships and Related Party Transactions” and “Principal Stockholders.”
Mr. Michael Serruya previously served on our board of directors and is one of our principal stockholders. Mr. Serruya has also entered into certain agreements with us, through his affiliated entity Serruya Private Equity Inc. For additional information with respect to Mr. Serruya’s relationship with us please see “Certain Relationships and Related Party Transactions” and “Principal Stockholders.”
Mr. Aaron Serruya previously served on our board of directors and is one of our principal stockholders. Mr. Serruya has also entered into certain agreements with us, through his affiliated entity Serruya Private Equity Inc. For additional information with respect to Mr. Serruya’s relationship with us please see “Certain Relationships and Related Party Transactions” and “Principal Stockholders.”
Mr. Simon Serruya previously served on our board of directors and is one of our principal stockholders. Mr. Serruya has also entered into certain agreements with us, through his affiliated entity Serruya Private Equity Inc. For additional information with respect to Mr. Serruya’s relationship with us please see “Certain Relationships and Related Party Transactions” and “Principal Stockholders.”
Mr. John Tomes previously served on our board of directors and is one of our principal stockholders. Mr. Tomes was also formerly a director of Hydrofarm, LLC, our subsidiary. Mr. Tomes has also entered into certain agreements with us and is affiliated with Hawthorn Limited Partners and Hydrofarm Co-Investment Fund, LP. For additional information with respect to Mr. Tomes’ relationship with us please see “Certain Relationships and Related Party Transactions” and “Principal Stockholders.”
Mr. Chris Payne previously served on our board of directors and is one of our principal stockholders. Mr. Payne was also formerly a director of Hydrofarm, LLC, our subsidiary. Mr. Payne has also entered into certain agreements with us and is affiliated with Hawthorn Limited Partners and Hydrofarm Co-Investment Fund, LP. For additional information with respect to Mr. Payne’s relationship with us please see “Certain Relationships and Related Party Transactions” and “Principal Stockholders.”
Arch Street Holdings I, LLC is one our stockholders and has entered into certain agreements with us. Mr. Eric Ceresnie, our Senior Vice President of Corporate Development, Strategy and Finance, is affiliated with Arch Street Holdings I, LLC.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents our selected of consolidated financial and other data for the years ended December 31, 2019 and 2018 and the nine months ended September 30, 2020 and 2019. We have derived the following consolidated financial and other data for the years ended December 31, 2019 and 2018 from our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. We have derived the following consolidated financial and other data for the nine months ended September 30, 2020 and 2019 from our unaudited interim condensed consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of future results of operations and the results of operations for the nine months ended September 30, 2020 are not necessarily indicative of results for the full year. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto, and our unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. You should also read “Prospectus Summary — Recent Developments — Initial Public Offering” for a summary of our IPO and related debt repayments.
	Nine months ended September 30,		Years ended December 31,
	2020	2019	2019	2018
	(In thousands, except per share amounts)
Income statement data for period ended:
Net sales	$254,763	$181,338	$235,111	$211,813
Gross profit	47,624	21,576	27,086	24,070
Selling, general and administrative	37,084	30,759	43,784	42,229
Impairment, restructuring and other(a)	276	3,589	10,035	7,169
Income (loss) from operations	10,264	(12,772)	(26,733)	(25,328)
Interest expense	7,858	9,789	13,467	11,606
Net income (loss)(b)	2,125	(22,372)	(40,083)	(32,892)
Net income (loss) attributable to common stockholders(b)	135	(22,372)	(40,083)	(32,892)
Net income (loss) per share attributable to common stockholders – diluted(c).	$0.01	$(1.08)	$(1.94)	$(2.31)
Net income (loss) per common share attributable to common stockholders on pro forma basis – diluted(d)	$0.09	n/a	$1.94	n/a
Cash flows (used in) provided by:
Operating activities	$(7,777)	$(11,520)	$(13,302)	$4,437
Investing activities	1,328	(3,572)	(3,818)	(3,312)
Financing activities	6,408	4,663	19,900	25,516
Net (decrease) increase in cash, cash equivalents and restricted cash	(2)	(8,082)	4,934	25,717
Other data:
Adjusted EBITDA(e)	$16,120	$(3,812)	$(9,495)	$(7,249)
Adjusted EBITDA as a percent of net sales(e).	6.3%	-2.1%	-4.0%	-3.4%
Gross profit margin (gross profit as % of net sales)	18.7%	11.9%	11.5%	11.4%
Capital expenditures(f)	700	541	768	1,343
Federal net operating loss carryforwards	n/a	n/a	58,000	35,000

	As of September 30, 2020	As of December 31,
	2020	2019	2018
	(In thousands)	(In thousands)
Balance sheet data as of end of period:
Cash, cash equivalents and restricted cash	$32,855	$32,857	$27,923
Working capital(g)	52,126	40,547	56,728
Total assets(h)	218,571	185,651	174,411
Long-term debt(i)	111,826	107,932	100,520
Total liabilities	181,310	154,471	126,867
Convertible preferred stock(j)	27,584	21,802	—
Stockholders’ equity	9,677	9,378	47,544
Balance sheet data as of end of period on a pro forma basis:(k)
Cash, cash equivalents and restricted cash(k)	$30,865
Working capital(g)	50,136
Total assets(h)	216,581
Long-term debt(i)	111,826
Total liabilities	181,310
Convertible preferred stock(k)	—
Stockholders’ equity(k)	35,271

(a)
Impairment, restructuring and other expenses primarily relate to impairment on intangible assets; professional fees related to consultation, due diligence and assistance to research various capitalization strategies related to alternative debt and equity refinancing structures; severance costs; and, costs to early terminate several leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impairment, restructuring and other.”

(b)
Net income (loss) and net income (loss) attributable to common stockholders for the year ended December 31, 2018 reflects a reduction from net loss for an allocation to a non-controlling interest. See our “Consolidated statements of operations” for the year ended December 31, 2018 in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(c)
Net loss per share attributable to common stockholders for 2018 represents basic and diluted net loss per share attributable to common stockholders, and assumes the non-controlling interest converted to a controlling interest at issuance, and accordingly, its share of the net loss and the shares into which it converted are included in the calculations; see Note 4, Basis of preparation and significant accounting policies in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(d)
Net income (loss) per share attributable to common stockholders on a pro forma basis — diluted gives effect to the automatic conversion of all of our outstanding shares of Series A Preferred Stock into shares of common stock which occurred automatically upon the consummation of our IPO in December 2020. For an explanation of the calculations of our pro forma diluted net income per share attributable to common stockholders, see Note 3, Net income (loss) per common share (“EPS”) to our unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus, and Note 4, Basis of preparation and significant accounting policies, under “Net loss per common share (EPS)” in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(e)
For information regarding our use of adjusted EBITDA and its reconciliation to net income (loss) and adjusted EBITDA as a percent of net sales, see “Summary Consolidated Financial and Other Data” under “Non-GAAP Financial Measures” elsewhere in this prospectus.

(f)
Capital expenditures relate to purchases of property, equipment and computer software.

(g)
Working capital represents current assets less current liabilities.

(h)
Total assets and total liabilities for 2020 and 2019 include operating lease right-of-use assets and lease liabilities, respectively, upon the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases, adopted as of January 1, 2019.

(i)
Long-term debt represents current and long-term portions of interest bearing debt, net of issuance costs.

(j)
Convertible preferred stock reflects the issuance of Series A Preferred Stock in late 2019 and early 2020.

See “Prospectus Summary — Recent Transactions — Preferred Stock Offering” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.
(k)
Cash, cash equivalents and restricted cash on a pro forma basis and convertible preferred stock on a pro forma basis and stockholders’ equity on a pro forma basis as of September 30, 2020, give effect to the automatic conversion of all of our outstanding shares of Series A Preferred Stock into shares of common stock which occurred automatically upon the consummation of our IPO in December 2020 and assumes the settlement of our Series A Preferred Stock dividend of $2.0 million in cash. For an explanation of the calculations, see Note 2, Basis of presentation and significant accounting policies, under “Unaudited pro forma balance sheet information as of September 30, 2020” to our unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition. You should read this analysis in conjunction with our audited and unaudited consolidated financial statements and the notes contained elsewhere in this prospectus. This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. These statements are only predictions, and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this prospectus, which could cause actual results to differ materially from those expressed in, or implied by, any forward-looking statements, including those set forth in “Risk Factors” in this prospectus. See “Special Note Regarding Forward-Looking Statements.”
Company Overview
We are a leading independent distributor and manufacturer of controlled environment agriculture (“CEA”, principally hydroponics) equipment and supplies, including a broad portfolio of our own innovative portfolio of proprietary branded products. We primarily serve the United States and Canadian markets, and believe we are one of the leading competitors by market share in these markets in an otherwise highly fragmented industry. For over 40 years, we have helped growers make growing easier and more productive. Our mission is to empower growers, farmers and cultivators with products that enable greater quality, efficiency, consistency and speed in their grow projects. For the trailing twelve months ended September 30, 2020, we had net sales of $308.5 million; from 2005 to 2019, we generated a net sales compound annual growth rate (“CAGR”) of approximately 16%.
Hydroponics is the farming of plants using soilless growing media and often artificial lighting in a controlled indoor or greenhouse environment. Hydroponics is the primary category of CEA and we use the terms CEA and hydroponics interchangeably. Our products are used to grow, farm and cultivate cannabis, flowers, fruits, plants, vegetables, grains and herbs in controlled environment settings that allow end users to control key farming variables including temperature, humidity, CO2, light intensity spectrum, nutrient concentration and pH. Through CEA, growers are able to be more efficient with physical space, water and resources, while enjoying year-round and more rapid grow cycles as well as more predictable and abundant grow yields, when compared to other traditional growing methods.
We reach commercial farmers and consumers through a broad and diversified network of over 2,000 wholesale customer accounts, who we connect with primarily through our proprietary eCommerce marketplace. Over 80% of our net sales are into the specialty hydroponic retailers, through which growers are able to enjoy specialized merchandise assortments and knowledgeable staff. We also distribute our products across the United States and Canada to a diversified range of retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers.
Recent Developments
Initial Public Offering
On December 14, 2020, we completed our initial public offering (“IPO”), in which we issued and sold 9,966,667 shares of our common stock, including the full exercise by the underwriters of their option to purchase 1,300,000 additional shares of our common stock, at a public offering price of $20.00 per share, which resulted in net proceeds of $182.3 million after deducting underwriting discounts and commissions and offering expenses. The proceeds from the IPO were used to repay the amounts outstanding under the Term Loan Agreement of $76.6 million (includes accrued interest and fees of $0.3 million), and the amounts outstanding under the Encina Credit Facility of $33.4 million (includes accrued interest and fees of $0.2 million). Our common stock began trading on the Nasdaq Global Select Market on December 10, 2020.
Effects of Coronavirus on Our Business
The World Health Organization recognized COVID-19 as a public health emergency of international concern on January 30, 2020 and as a global pandemic on March 11, 2020. Public health responses have included national pandemic preparedness and response plans, travel restrictions, quarantines, curfews, event postponements and cancellations and closures of facilities including local schools and businesses. The global pandemic and actions taken to contain COVID-19 have adversely affected the global economy and financial markets.
In response to the COVID-19 pandemic, we implemented business continuity plans designed to address the impact of the COVID-19 pandemic on our business, such as restrictions on non-essential business travel, the institution of work-from-home practices and the implementation of strategies for workplace safety at our facilities. In March 2020, the majority of the employees at our headquarters transitioned to working remotely. For several weeks following the initial outbreak of COVID-19, we experienced a material impact to our supply chain that inhibited growth and results of operations. While we are not currently experiencing material adverse impacts to our supply chain, we intend to continue to source many products from China. It is difficult to predict the extent to which COVID-19 may continue to spread. As of the date of this prospectus, manufacturers in China are generally back in operation; however, a second wave of the COVID-19 pandemic could result in the re-closure of factories in China. Quarantine orders and travel restrictions within the U.S. and other countries may also adversely impact our supply chains, the manufacturing of our own products and our ability to obtain necessary materials. Consequently, we may be unable to obtain adequate inventory to fill purchase orders or manufacture our own products, which could adversely affect our business, results of operations and financial condition. Furthermore, potential suppliers or sources of materials may pass the increase in sourcing costs due to the COVID-19 pandemic to us through price increases, thereby impacting our potential future profit margins.
Our customers reside in countries, primarily the U.S. and Canada, that are currently affected by the COVID-19 pandemic. Many of these customers have experienced shelter-in-place measures in attempts to contain the spread of COVID-19, including general lockdowns, closure of schools and non-essential businesses, bans on gatherings and travel restrictions. Although we cannot precisely quantify in absolute or relative terms, our accelerated rate of growth in net sales for the six months ended September 30, 2020 correlates with shelter-in-place orders issued in many locations in March 2020 in response to the COVID-19 pandemic. Our sales growth for the six months ended September 30, 2020 was approximately 50% higher than the same period in 2019. A portion of our net sales during this period could be due to pull-through demand for our products due to higher consumption of CEA products from individuals spending more time at home due to shelter-in-place measures. Although uncertainty created by the COVID-19 pandemic remains, and various state budgets remain under economic pressure creating a greater chance of further cannabis legalization, we cannot assure you that such a rate of growth will continue.
Our business has remained resilient during the COVID-19 pandemic. As of September 30, 2020, our manufacturing and distribution operations are viewed as essential services and continue to operate. Our key suppliers, retailers and resellers have been designated as essential services and remain open at this time; however, in certain places they are operating under reduced hours and capacity limitations. The majority of U.S. and Canadian cannabis businesses have been designated as essential by U.S. State and Canadian government authorities.
The extent to which the COVID-19 pandemic will ultimately impact our business, results of operations, financial condition and cash flows depends on future developments that are highly uncertain, rapidly evolving and difficult to predict at this time. Depending on the length and severity of COVID-19, we may experience an increase or decrease in customer orders driven by volatility in consumer shopping and consumption behavior. While we are not experiencing material adverse impacts at this time, given the global economic slowdown, the overall disruption of global supply chains and distribution systems and the other risks and uncertainties associated with the COVID-19 pandemic, our business, financial condition, results of operations and growth prospects could be materially and adversely affected. While we believe that we are well positioned for the future as we navigate the crisis and prepare for an eventual return to a more normal operating environment, we continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans and response strategy.
Recent Transactions
PPP Loan
On April 7, 2020, we entered into a U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) promissory note in the principal amount of $3.3 million payable to JP Morgan Chase, N.A.

(the “PPP Lender”) evidencing a PPP loan from the SBA (the “PPP Loan”). The PPP Loan bore interest at a rate of 1% per annum and was due to mature on April 7, 2022. Although we believe we had used the proceeds of the PPP Loan in a manner that would have entitled us to obtain forgiveness of such loan, we voluntarily repaid the PPP Loan on December 14, 2020.
Preferred Stock Offering
On December 31, 2019, we entered into a securities purchase agreement with certain investors named therein, pursuant to which we issued and sold, in a private placement offering between December 2019 and February 2020, 7,725,045 shares of our Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at an offering price of $3.50 (the “Preferred Stock Offering”). We received gross proceeds of approximately $27 million (which includes proceeds of approximately $8 million raised from the issuances of convertible unsecured subordinated promissory notes issued in September and October 2019 which converted into shares of our Series A Preferred Stock) in connection with the Preferred Stock Offering, before deducting fees and related offering expenses. Our Chief Executive Officer, Mr. Toler, purchased 1,428,572 shares of our Series A Preferred Stock. Upon the consummation of our IPO in December 2020, the Series A Preferred Stock automatically converted into 2,291,469 shares of our common stock and we paid $2.6 million to settle the Series A Preferred Stock dividend.
Encina Refinancing
In July 2019, Hydrofarm Holdings LLC and certain of its direct and indirect subsidiaries (the “Encina Obligors”) replaced the BofA Credit Facility with the Encina Credit Facility through a certain Loan and Security Agreement whereby the Encina Obligors obtained a revolving asset-based loan commitment in the maximum amount of $45 million (inclusive of a limit of up to $15 million of borrowings for the Canadian Borrowers and a swingline facility of up to $2 million), subject to applicable borrowing base availability. The amount of the Encina Credit Facility is limited to the borrowing base (primarily calculated based on eligible accounts receivable and inventory), subject to certain reserves and limitations. The Encina Credit Facility is due on July 11, 2022. Interest, due monthly, is charged at LIBOR or a base rate plus an applicable margin ranging between 3.75% to 5.50% per annum determined based on the fixed charge coverage ratio calculated over an applicable time period. A fee of 0.50% per annum is charged for available but unused borrowings, as defined. Interest, fees and other monetary obligations owing under the Encina Credit Facility may, in the lender’s discretion, be added to principal. The Encina Credit Facility is secured by working capital assets and a second lien on non-working capital assets and requires compliance with various restrictive covenants and financial ratios.
The Encina Credit Facility was amended pursuant the First and Second Amendments in the fall of 2019 which changed the computation of the line limitation but did not change the maximum amount of the credit facility of $45 million. The other change was a requirement that Hydrofarm Holdings Group Inc., the ultimate parent of the Encina Obligors, make a capital infusion to the Encina Obligors of $300,000 for working capital. In April 2020, a third amendment to the Encina Credit Facility replaced the existing “fixed charge coverage ratio/minimum excess availability” financial covenant with an amended “availability block,” and increased the “inventory sublimit.” In April 2020, May 2020 and September 2020, the Encina Credit Facility was amended by the third, fourth, fifth and sixth amendments, which (i) replaced the existing “fixed charge coverage ratio/ minimum excess availability” financial covenant with an amended “availability block” (ii) increased the “inventory sublimit,” (iii) provided for permitted indebtedness related to the PPP Loan, and (iv) increased permitted capital expenditures during any fiscal year to $2 million.
The Encina Credit Facility is more fully described in Note 12, Debt under Revolving asset-back credit facilities in the notes to our consolidated financial statements and Note 7, Debt under Revolving asset-back credit facilities in the notes to our unaudited interim condensed consolidated financial statements.
Reverse Stock Split
Our board of directors and stockholders approved an amendment to our amended and restated certificate of incorporation effecting a 1-for-3.3712 reverse stock split of our issued and outstanding shares of common stock. The reverse split was effected on November 24, 2020 without any change in the par value per share.

Components of Results of Operations
Net sales
We generate net sales from the distribution and manufacturing of hydroponic equipment and supplies to our customers. The hydroponic equipment and supplies that we sell include consumable products, such as growing media, nutrients and supplies that require regular replenishment and durable products, such as lighting and hydroponic equipment. Our scale allows us to provide delivery and service capabilities to a highly diverse group of customers across the U.S. and Canada. We do not sell directly to farmers but rather our customer base consists of specialty hydroponic retailers, garden centers, eCommerce and greenhouse suppliers.
We periodically offer sales incentives to our customers, including early pay discounts, volume-based rebates, temporary price reductions, advertising credits and other trade activities. Net sales reflect our gross sales less sales incentives which are estimated and recorded at the time of sale plus amounts billed to customers for shipping and handling costs. We anticipate that sales incentives could impact our net sales and that changes in such promotional activities could impact period-over-period results.
Cost of goods sold
Cost of goods sold consists primarily of material costs, inbound and outbound freight, direct labor costs primarily for production and warehouse personnel and depreciation and amortization of warehouse improvements and equipment. We expect our cost of goods sold to increase in absolute dollars in conjunction with our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue as a result of the scaling of our business including a higher proportion of the amount of proprietary and exclusive branded products that we sell.
Selling, general and administrative
Selling, general and administrative expenses consists primarily of marketing and advertising, stock-based compensation, depreciation and amortization of all other assets and other selling, general and administrative costs, including but not limited to salaries, benefits, bonuses and professional fees. We expect selling, general and administrative expenses to increase in absolute dollar terms as we scale our operations to meet increased demand for our products and operate as a public company with increased costs associated with insurance, finance, legal and accounting functions; however, we also expect that the significant increase in our scale will result in selling, general and administrative expenses as a percentage of net sales decreasing over time.
Results of Operations Data
The results of operations data in the following tables for the years ended December 31, 2019 and 2018 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The results of operations data for the nine months ended September 30, 2020 and 2019 have been derived from the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Results of Operations — Comparison of Nine Months Ended September 30, 2020 and 2019
The following table sets forth our unaudited interim condensed consolidated statements of operations for the nine months ended September 30, 2020 and 2019, including amounts and percentages of net sales for each period and the period-to-period change in dollars and percent (amounts in thousands):
	Nine months ended September 30,
	2020		2019		Period change
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . .	$254,763	100.0%	$181,338	100.0%	$73,425	40.5%
Cost of goods sold . . . . . . . . . . . . . . . . . . .	207,139	81.3%	159,762	88.1%	47,377	29.7%
Gross profit . . . . . . . . . . . . . . . . . . . . .	47,624	18.7%	21,576	11.9%	26,048	120.7%
Operating expenses:
Selling, general and administrative . . . . . . .	37,084	14.6%	30,759	17.0%	6,325	20.6%
Impairment, restructuring and other . . . . .	276	0.1%	3,589	2.0%	(3,313)	-92.3%
Income (loss) from operations . . . . . . . . .	10,264	4.0%	(12,772)	-7.1%	23,036	-180.4%
Interest expense . . . . . . . . . . . . . . . . . . . .	(7,858)	-3.1%	(9,789)	-5.4%	1,931	-19.7%
Loss on debt extinguishment . . . . . . . . . . .	—	0.0%	(391)	-0.2%	391	-100.0%
Other income, net . . . . . . . . . . . . . . . . . .	103	0.0%	334	0.2%	(231)	-69.2%
Income (loss) before tax . . . . . . . . . . . . .	2,509	0.9%	(22,618)	-12.5%	25,127	-111.1%
Income tax (expense) benefit . . . . . . . . . . . .	(384)	-0.2%	246	0.1%	(630)	-256.1%
Net income (loss) . . . . . . . . . . . . . . . . .	$2,125	0.7%	$(22,372)	-12.4%	$24,497	-109.5%
Net sales
Net sales for the nine months ended September 30, 2020 increased $73.4 million or 40.5% compared to the same period in 2019. The increase in net sales was primarily due to a 33.8% increase in volume of products sold and a 6.7% increase in price of products sold. The increase in volume of products sold was primarily related to (i) higher demand from the end-markets across numerous U.S. states, including but not limited to Michigan, Oklahoma and California, and Canada and (ii) higher demand for our proprietary and preferred branded products which grew at a faster pace than our distributed brands during the period. The increase in price was primarily related to list price increases and more effective sales incentives.
Although we cannot precisely quantify in absolute or relative terms, our accelerated rate of growth in net sales for the six months ended September 30, 2020 correlates with shelter-in-place orders issued in March 2020 in response to the COVID-19 pandemic. A portion of our net sales during this period could be related to pull-through demand for our products due to higher consumption of CEA products from individuals spending more time at home due to shelter-in-place measures. Although uncertainty created by the COVID-19 pandemic remains, and various state budgets remain under economic pressure, creating a greater chance of further cannabis legalization, we cannot assure you that such growth will continue.
Gross prof it
Gross profit for the nine months ended September 30, 2020 increased $26.0 million or 120.7% compared to the same period in 2019. The increase in gross profit was primarily related to (i) the aforementioned increase in net sales and (ii) a significant increase in our gross profit margin percentage (gross profit as a percent of net sales). Our gross profit margin percentage increased to 18.7% for the nine months ended September 30, 2020 from 11.9% in the same period in 2019. The higher gross profit margin percentage is primarily due to a more favorable sales mix of proprietary and exclusive branded products, which typically carry a higher gross margin and lower freight cost.
Selling, general and administrative expenses
Selling, general and administrative expenses for the nine months ended September 30, 2020 increased by $6.3 million, or 20.6%, compared to the same period in 2019, but decreased as a percentage of sales to 14.6%

from 17.0% due to economies of scale as our net sales grew faster than our selling, general and administrative expenses. The $6.3 million increase in selling, general and administrative expenses is primarily related to higher compensation costs (an increase of $2.9 million), consulting fees (an increase of $3.1 million) and audit fees (an increase of $1.2 million). To support our long-term growth plan and our IPO, we undertook several initiatives in mid-to-late 2019 and early 2020 which resulted in higher compensation costs, consulting fees and audit/legal fees, including, but not limited to, the hiring of executives such as our new Chief Executive Officer, President and Chief Financial Officer and engaging new third parties such as an IT consulting firm, a new auditor, and several accounting and audit-related consultants.
We have granted restricted stock units to certain officers, directors and their affiliates which have several vesting conditions including a performance-based vesting requirement. Our IPO triggered a significant performance-based stock compensation charge in the fourth quarter of 2020. The estimated share-based compensation cost for restricted stock units and stock options granted as of September 30, 2020 and those issued through November 30, 2020 would be approximately $8 million to $9 million, although measurement and recognition of fourth quarter grants will not be finalized until we complete our year-end close procedures and finalize our determination of the fourth quarter award fair values. For more information, see Note 9, Stock-based compensation, and Note 11, Subsequent events, to our unaudited interim condensed consolidated financial statements and notes thereto for the nine months ended September 30, 2020 included elsewhere in this prospectus.
Impairment, restructuring and other
During the nine months ended September 30, 2019, we incurred costs totaling $2.1 million related to corporate restructuring and severance payments, and $1.5 million primarily related to various SEC filings, lender financial advisor oversight, and private placements of equity and refinancing initiatives, as we restructured and recapitalized ourselves for growth in 2020. During the nine months ended September 30, 2020, we incurred $0.3 million in costs primarily related to the anticipated IPO.
Interest expense
Interest expense decreased by $1.9 million or 19.7% for the nine months ended September 30, 2020 compared to the same period in the prior year. The average balance of our interest bearing debt for the nine months ended September 30, 2020 increased by $2.5 million compared to the same period in the prior year. This increase was more than offset by a decrease in the effective interest rate on the Term Loan Agreement, from approximately 13.1% for the nine months ended September 30, 2019 to an effective interest rate of approximately 10.2% for the same period in 2020 due to a reduction of the Term Loan Agreement interest rate margin effective January 1, 2020 from LIBOR plus 10.0% to LIBOR plus 8.5% along with a reduction of average LIBOR from 2.5% to 1.1%. The decrease in interest costs was also slightly impacted by a decrease in the effective interest rate on our revolving credit facility from approximately 9.9% for the nine months ended September 30, 2019 to approximately 9.3% compared to the same period in 2020.
Loss on debt extinguishment
Loss on debt extinguishment in the nine months ended September 30, 2019 resulted from the write-off of unamortized deferred financing costs of $0.4 million when the BofA Credit Facility was refinanced with the Encina Credit Facility.
Income tax expense
Income tax expense for the nine months ended September 30, 2020 generally reflects minimum U.S. state and Canadian provincial taxes, which do not fluctuate with pre-tax income or loss.
The net income tax benefit for the nine months ended September 20, 2019 is comprised of two amounts: (i) minimum U.S. state and Canadian provincial taxes which do not fluctuate with pre-tax income or loss; and, (ii) a deferred income tax benefit of $0.4 million primarily generated from the tax consequence of the impairment write-off which is not expected to recur.

Results of Operations — Comparison of Years Ended December 31, 2019 and 2018
The following table sets forth our consolidated statements of operations for the years ended December 31, 2019 and 2018, including amounts and percentages of net sales for each year and the year-to-year change in dollars and percent (amounts in thousands):
	2019		2018		Year to year change
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$235,111	100.0%	$211,813	100.0%	$23,298	11.0%
Cost of goods sold . . . . . . . . . . . . . . . . . . . . .	208,025	88.5%	187,743	88.6%	20,282	10.8%
Gross profit . . . . . . . . . . . . . . . . . . . . . . .	27,086	11.5%	24,070	11.4%	3,016	12.5%
Operating expenses:
Selling, general and administrative . . . . . . . . .	43,784	18.6%	42,229	19.9%	1,555	3.7%
Impairment, restructuring and other . . . . . . .	10,035	4.3%	7,169	3.4%	2,866	40.0%
Loss from operations	(26,733)	-11.4%	(25,328)	-11.9%	(1,405)	5.5%
Interest expense . . . . . . . . . . . . . . . . . . . . . .	(13,467)	-5.7%	(11,606)	-5.5%	(1,861)	16.0%
Loss on debt extinguishment . . . . . . . . . . . . .	(679)	-0.3%	—	0.0%	(679)	—
Other income, net . . . . . . . . . . . . . . . . . . . .	105	0.0%	995	0.5%	(890)	-89.4%
Loss before tax . . . . . . . . . . . . . . . . . . . . .	(40,774)	-17.4%	(35,939)	-16.9%	(4,835)	13.5%
Income tax benefit . . . . . . . . . . . . . . . . . . . . .	691	0.3%	397	0.2%	294	74.2%
Net loss . . . . . . . . . . . . . . . . . . . . . . . . . .	(40,083)	-17.0%	(35,542)	-16.8%	(4,541)	12.8%
Net loss attributable to non-controlling interest	—		(2,650)
Net loss attributable to Hydrofarm Holdings Group, Inc. . . . . . . . . . . . . . . . . . . . . . . . . .	$(40,083)		$(32,892)
Net sales
Net sales for the year ended December 31, 2019 increased $23.3 million or 11.0% compared to the prior year. The increase was primarily due to an increase in the volume sold during the period. For the year ended December 31, 2019, we realized an approximate 11.6% increase in volume offset by a 0.6% decrease in price. Our sales in certain non-U.S. markets were impacted by IT system challenges experienced during the integration of our Canadian businesses, an issue we do not expect to continue in 2020. The increase in U.S. volume sold was primarily related to (i) higher demand from the end-markets across numerous U.S. states, including but not limited to Oklahoma, Michigan and California and (ii) higher demand for our proprietary and preferred branded products which grew at a faster pace than our distributed brands for the year ended December 31, 2019.
Gross prof it
Gross profit for the year ended December 31, 2019 increased $3.0 million or 12.5% compared to the prior year. The increase in gross profit was primarily related to (i) the 11.0% increase in net sales and (ii) a small increase in gross profit margin percentage (gross profit as a percent of net sales) associated with a more favorable mix of proprietary and exclusive branded products as compared to the prior year. This increase was partially offset by the year-over-year decrease in net sales (as noted above) and associated gross profit in non-U.S. markets.
Selling, general and administrative expenses
Selling, general and administrative expenses for the year ended December 31, 2019 increased $1.6 million or 3.7% compared to the prior year. The increase was primarily due to (i) higher outside accounting and IT consultant expense of $2.0 million related to increased preparation for the IPO and (ii) higher bad debt expenses of $0.4 million primarily attributable to the challenges in the Canadian market in 2019 offset by lower facility expenses of $0.7 million due to adjusting our warehouse footprint.

Impairment, restructuring and other
Certain expenses of $10.0 million for 2019 and $7.2 million for 2018 primarily related to recognition of impairment on intangible assets, several restructuring and recapitalization events, and fees for various statutory filings. The impairment in 2019 related to the impairment of our intangible asset for customer relationships; in 2018, the impairment was for goodwill. Restructuring and recapitalization events refer to our debt refinancing in 2019 and 2018; our Preferred Stock Offering in 2019; the recapitalization and reverse merger in 2018; and, other similar activities related to our capitalization. In 2019, we filed a registration statement which was delayed, and the third-party costs were expensed. See Note 19, Impairment, restructuring and other in our 2019 consolidated financial statements and notes thereto for additional information.
Interest expense
Interest expense was $13.5 million for the year ended December 31, 2019 compared to $11.6 million for the prior year, reflecting an increase of $1.9 million or 16.0%.
The increase in interest expense was due in part to an increase in the effective interest rate on the Term Loan Agreement to 13.0% for the year ended December 31, 2019 from 12.1% for the prior year. Additionally, interest payments for the years ended December 31, 2019 and 2018 of $7.1 million and $6.8 million, respectively, were deferred and added to principal which resulted in additional interest on the increase in the principal balance.
Similarly, the effective interest rate on the revolving credit facilities increased to 9.8% for the year ended December 31, 2019 compared to 5.0% to 5.1% for the prior year as we transitioned from the BofA Credit Facility in July 2019 to the Encina Credit Facility.
Income tax benefit
Income tax benefit was $0.7 million or 1.7% of loss before tax for the year ended December 31, 2019 compared to $0.4 million or 1.1% for the prior year. The net income tax benefit is comprised of two amounts: a current tax expense of $27 thousand and $0.5 million for 2019 and 2018, respectively; and, a deferred income tax benefit of $0.7 million and $0.9 million for 2019 and 2018, respectively. The current portion of the provision (tax expense) generally reflects minimum U.S. state and Canadian provincial taxes which do not fluctuate with pre-tax income or loss. The deferred income tax benefit in each year was primarily generated from the tax consequence of the impairment write-offs; these income tax benefits are not expected to recur.
Net loss attributable to non-controlling interest
In May 2017, Hydrofarm Investment Corp. (“HIC”), acquired, through its wholly-owned subsidiary, Hydrofarm Holdings, LLC, all of the capital stock of Hydrofarm, Inc., in a transaction referred to as the “Formation Transaction.” Concurrently with the acquisition by HIC, Hydrofarm, Inc. converted from an S-Corp to a limited liability company and was renamed Hydrofarm, LLC. At the time of the Formation Transaction in May 2017, an investor in Hydrofarm, LLC retained a 12.5% interest in Hydrofarm Holdings, LLC which was presented as a non-controlling interest and allocated a portion of our losses until it was exchanged for shares in our parent and reclassified to controlling interest. See Note 1, Description of the Business under Formation Transaction and Recapitalization and reverse merger in 2018 in the notes to our 2019 consolidated financial statements for additional information.
Liquidity and Capital Resources
Our liquidity and capital resources were significantly improved by our IPO in December 2020 which resulted in net proceeds of $182.3 million after deducting underwriting discounts and commissions and offering expenses. The proceeds from the IPO were used to repay $76.6 million (includes accrued interest and fees of $0.3 million) outstanding under the Term Loan Agreement, $33.4 million (includes accrued interest and fees of $0.2 million) outstanding under the Encina Credit Facility and $3.3 million under the PPP Loan, and to pay $2.6 million to settle the Series A Preferred Stock dividend. Our liquidity and capital resources were also not materially impacted by the COVID-19 pandemic and the governmental responses to address the COVID-19 pandemic and the related economic impact during the year ended December 31, 2020. For further discussion regarding the future potential impacts of COVID-19 and the related economic impacts on our liquidity and capital resources, see “Risk Factors — Risks Relating to Our Business — The effects of the COVID-19 pandemic are unpredictable and may materially affect our customers and how we operate our business, and the duration and extent to which the pandemic continues (including any re-emergence of COVID-19) to threaten our future results of operations and overall financial performance remains uncertain.”
As of September 30, 2020, we had a cash balance of $32.9 million, including restricted cash of $1.8 million, and available borrowings under the Encina Credit Facility of $3.6 million. Our financial position was previously improved when we issued 7,725,045 shares of Series A Preferred Stock in December 2019 and January and February 2020 with gross proceeds of $27.0 million in return for cash, net of offering costs of $25.6 million which includes proceeds from the issuance of debt which eventually converted into Series A Preferred Stock.
From our inception in May 2017 until our IPO in December 2020, our operations were financed primarily from the sales of our capital stock, warrants and borrowings under our BofA Credit Facility, Encina Credit Facility and Term Loan Agreement.
Cash Flows from Operating, Investing, and Financing Activities — Comparison of Nine Months Ended September 30, 2020 and 2019
The following table summarizes our cash flows for the nine months ended September 30, 2020 and 2019 (amounts in thousands):
	Nine months ended September 30,
	2020	2019
Net cash used in operating activities	$(7,777)	$(11,520)
Net cash provided by (used in) investing activities	1,328	(3,572)
Net cash provided by financing activities	6,408	4,663
Effect of exchange rate changes on cash, cash equivalents and restricted cash .	39	2,347
Net decrease in cash, cash equivalents and restricted cash	(2)	(8,082)
Cash, cash equivalents and restricted cash at beginning of period	32,857	27,923
Cash, cash equivalents and restricted cash at end of period	$32,855	$19,841
Operating Activities
Net cash used in operating activities was $7.8 million for the nine months ended September 30, 2020, consisting of $8.7 million in non-cash expense addbacks, which were largely composed of depreciation and amortization and non-cash operating lease expense, to reconcile net income of $2.1 million to net cash used in operating activities, plus a $18.6 million reduction in working capital. This change in working capital primarily reflects a $37.4 million increase in accounts receivable and inventory for the period offset by a $25.3 million increase in accounts payable and accrued expenses due to the growth in net sales, as well as a decrease in lease liabilities of $2.4 million due to payments on lease obligations during the period.
Net cash used in operating activities was $11.5 million for the nine months ended September 30, 2019 consisting of $15.4 million in non-cash addbacks, which were largely composed of depreciation and amortization, interest expense added to principal and non-cash operating lease expense, to reconcile net loss of $22.4 million to net cash used in operating activities, plus a $4.5 million reduction in working capital. This change in working capital primarily reflects a $4.3 million increase in accounts receivable and $3.7 million increase in inventories, as collections and net sales during the nine months ended September 30, 2019 was slowed due to the industry downturn, and a $2.5 million a decrease in lease liabilities due to payments on lease obligations during the period. The increase in accounts receivable and inventories and decrease in lease liabilities for the period were offset by a $9.5 million increase in accounts payable and accrued expenses as we were able to coordinate payment of our obligations with our cash flow.

Investing Activities
We had minimal investing activities for the nine months ended September 30, 2020 and 2019. For the nine months ended September 30, 2020, we received proceeds from a $2.0 million note receivable from a third party; $2.9 million of the note receivable were advanced to the borrower during for the nine months ended September 30, 2019. Our business was not capital intensive in 2020 or 2019 and purchases of property and equipment were minimal during the periods.
Financing Activities
Net cash provided by financing activities primarily reflects draws and repayments under the working capital credit facilities, and repayments on the Term Loan Agreement. For the nine months ended September 30, 2020, draws under the Encina Credit Facility exceeded repayments by $8.6 million; quarterly repayments on the Term Loan Agreement restarted along with a one-time principal reduction of $8.4 million financed with proceeds from the Series A Preferred Stock Offering. We also received proceeds of $3.8 million from the issuance of Series A Preferred Stock and $3.3 million from the PPP Loan. For the nine months ended September 30, 2019, our borrowings under the working capital credit facilities marginally exceeded repayments, which reflected stable working capital needs for the period. We also received $5.9 million in proceeds from the issuance of notes which converted into the Series A Preferred Stock in the fourth quarter.
Cash Flows from Operating, Investing, and Financing Activities — Comparison of Years Ended December 31, 2019 and 2018
The following table summarizes our cash flows for the years ended December 31, 2019 and 2018 (amounts in thousands):
	2019	2018
Net cash (used in) provided by operating activities	$(13,302)	$4,437
Net cash used in investing activities	(3,818)	(3,312)
Net cash provided by financing activities	19,900	25,516
Effect of exchange rate changes on cash, cash equivalents and restricted cash .	2,154	(924)
Net increase in cash, cash equivalents and restricted cash	4,934	25,717
Cash, cash equivalents and restricted cash at beginning of year	27,923	2,206
Cash, cash equivalents and restricted cash at end of year	$32,857	$27,923
Operating Activities
Net cash used in operating activities was $13.3 million for the year ended December 31, 2019. This consisted of $26.2 million in non-cash addbacks, which were largely composed of non-cash expenses, to reconcile net loss of $40.1 million to net cash, plus $0.6 million in net changes in working capital. This minor change in working capital compared to the 11% increase in net sales reflects better operational controls in 2019 over the collection of receivables and levels of inventory which reduced the need for additional working capital.
Net cash provided by operating activities was $4.4 million for the year ended December 31, 2018. The increase in cash used in operating activities for the year ended December 31, 2019 compared to the prior year was mostly due to the $22.0 million net drawdown of 2017 inventory (inventory purchased and carried in ending inventory at December 31, 2017 and sold in 2018) by the year ended December 31, 2018 as inventory overstock issues from the industry down-turn in late 2017 which continued into 2018 were addressed and rebalanced.
In anticipation of growth after the year ended December 31, 2019, we expect our working capital needs will increase compared to 2019.
Investing Activities
Net cash used in investing activities was $3.8 million for the year ended December 31, 2019 and $3.3 million for the year ended December 31, 2018. In 2019, the cash was primarily for a $2.9 million advance on an interest bearing note receivable to a third party secured by equipment; in 2018, cash was used for a similar advance of $2 million to another third party.
As of December 31, 2019, the borrower of the note originated in 2019 was in default and we continue to pursue remedies for recovery of the investment which include renegotiating the terms for repayment, and ultimately if necessary, recovery of the equipment serving as collateral which is expected to be sufficient to settle the basis of the loan.
We have no material commitments for capital expenditures.
Financing Activities
Net cash provided by financing activities was $19.9 million for the year ended December 31, 2019 consisting primarily of proceeds from the Preferred Stock Offering, net of offering costs, of $21.7 million which includes proceeds from debt eventually converted into the preferred stock. The offering improved our capital and liquidity. The other significant activity was replacement of the BofA Credit Facility with the Encina Credit Facility.
Net cash provided by financing activities was $25.5 million for the year ended December 31, 2018 primarily consisting of $52.6 million less offering costs of $4.5 million from our offering and concurrent offering of common stock to investors, and a net of $4 million from a related party. The offering improved our capital and liquidity. Our sources of cash provided by financing activities were offset by a $27.4 million net payment on our revolving credit facility.
Credit Facilities
Revolving Credit Facilities
We had utilized a credit facility with Bank of America, N.A. since our formation in May 2017 until July 2019, when our subsidiary, Hydrofarm Holdings LLC and the Encina Obligors, replaced the BofA Credit Facility with the Encina Credit Facility in the maximum amount of $45 million. The amount of the Encina Credit Facility is limited to the borrowing base, primarily calculated based on eligible accounts receivable and inventory, subject to certain reserves and limitations. The Encina Credit Facility is due on July 11, 2022. As of the date of this prospectus, we have no borrowings outstanding under the Encina Credit Facility.
Interest, due monthly, is charged at LIBOR or a base rate, plus an applicable margin ranging between 3.75% to 5.50% per annum determined based on the fixed charge coverage ratio calculated over an applicable time period. A fee of 0.50% per annum is charged for available but unused borrowings as defined. Interest, fees and other monetary obligations owing under the Encina Credit Facility may, in the lender’s discretion, be added to principal.
The Encina Credit Facility is secured by working capital assets and a second lien on non-working capital assets and requires various restrictive covenants and financial ratios. It also provides for protective advances, overdrafts, early payment/termination premium, events of default and remedies available, limitations on new indebtedness and on dividends to the parent, negative covenants, representations, warranties, limitation of liabilities and indemnities. Additionally, the agreement requires the Encina Obligors to be in compliance with the financial and qualitative covenants of all other existing debt. The Encina Credit Facility provides for several financial covenants and limits on capital expenditures.
Restriction on the ability to pay dividends
Under the Encina Credit Facility, substantially all consolidated net assets of the Subsidiary Obligors or Encina Obligors are subject to limitations regarding the payment of dividends to any direct or indirect parent. For further information, see “Description of Indebtedness.”
Off-Balance Sheet Arrangements
During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as variable interest entities, structured finance or special purpose entities.

Contractual Obligations
Contractual obligations as of December 31, 2019 consist of the following (amounts in thousands):
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$22,528	$3,950	$7,219	$3,201	$8,158
Finance lease obligations (including interest)	894	484	403	7	—
Principal payments on long term debt	109,438	34,396	75,011	31	—
Interest payments on long term debt	11,822	3,716	8,103	3	—
Minimum purchase commitments	17,500	2,500	6,500	8,500	—
Total contractual obligations	$162,182	$45,046	$97,236	$11,742	$8,158
Principal payments on long-term debt include payments on the Encina Credit Facility and exclude unamortized deferred financing costs. The expected cash payments for interest on our long-term debt is based on the amounts outstanding as of the end of each period and the interest rates applicable on such debt as of December 31, 2019. Minimum inventory purchase commitments are required under one of our agreements with a supplier.
During the nine months ended September 30, 2020, we repaid $8.8 million under the Term Loan Agreement which significantly reduced our long-term debt obligations.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk of economic losses due to adverse changes in financial market prices and rates. Our primary market risk has been interest rate, foreign currency and inflation risk. We do not have material exposure to commodity risk.
Interest Rate Risk
We currently have no material exposure to interest rate risk from investments. In the future, we intend to invest our excess cash primarily in money market funds, debt instruments of the U.S. government and its agencies and in high quality corporate bonds and commercial paper. Due to the short-term nature of these investments, we do not believe that there will be material exposure to interest rate risk arising from our investments.
Our operating results are subject to risk from interest rate fluctuations on our credit facilities which carry variable interest rates. As of December 31, 2019, we had an outstanding balance under the Term Loan Agreement of $85.1 million, excluding unamortized deferred financing costs, with interest at LIBOR plus a margin of 850 basis points, and an outstanding balance under the Encina Credit Facility of approximately $23.9 million, excluding unamortized deferred financing costs, with interest charged at LIBOR or a base rate, plus an applicable margin ranging between 3.75% to 5.50% per annum determined based on the fixed charge coverage ratio calculated over an applicable time period. A 10% change in LIBOR during 2019 would result in a change to annual interest expense of $0.3 million.
Foreign Currency Risk
The functional currency of our Eddi’s and Sunblaster operations is the Canadian dollar (“CAD”) and the functional currency for Eltac is the Euro. For the purposes of presenting these consolidated financial statements, the assets and liabilities of subsidiaries with CAD or Euro functional currencies are translated into USD using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average rate prevailing during the period with exchange differences impacting other comprehensive income (loss) in equity. Currently a portion of our inventory purchases for Eddi’s and Sunblaster is in USD. However, Eddi’s sales will primarily be in CAD while Sunblaster sales will be in both USD and CAD. Additionally, Eddi’s and Sunblaster settle their operating expenses in CAD. Therefore, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, principally the CAD.

However, we believe that the exposure to foreign currency fluctuation from product sales and operating expenses is not significant at this time as the related product sales and costs do not constitute a significant portion of our total net sales and expenses. As we grow and expand the geographic reach of our operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any foreign currency exchange contracts and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.
Impact of Inflation
Our results of operations and financial condition are presented based on historical costs. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. However, we cannot provide assurances that our results of operations and financial condition will not be materially impacted by inflation in the future.
Critical Accounting Policies and Estimates
In preparing our consolidated financial statements in conformity with GAAP, we must make decisions that impact the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances, historical experience, and business valuations. Actual amounts could differ from those estimated at the time the Consolidated Financial Statements are prepared.
Our significant accounting policies are described in Note 4, Basis of presentation and significant accounting policies to our 2019 consolidated financial statements. Some of those significant accounting policies require us to make difficult, subjective, or complex judgments or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period may have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations. Our critical accounting estimates include the following:
Revenue recognition, volume rebates and provision for doubtful accounts
All of our revenue is derived from the sale of inventory and we recognize revenue as control of promised goods or services is transferred to customers. Arrangements have a single performance obligation and revenue is reported net of variable consideration which includes applicable volume rebates, cash discounts and sales returns and allowances. Variable consideration is estimated and recorded at the time of sale. The recognition of variable consideration requires the use of estimates. While we believe these estimates to be reasonable based on the then current facts and circumstances, there can be no assurance that actual amounts realized will not differ materially from estimated amounts recorded.
Provisions for uncollectible receivables due from customers are established based on management’s judgment as to the ultimate collectability of these balances and are recorded net of the receivable. The allowance is based on a combination of factors including the age of the account, the credit worthiness of the customer, payment terms, the customer’s historical payment history and general economic conditions.
Inventories
Inventories are primarily comprised of finished goods and are recorded at the lower of cost or net realizable value determined by the first-in, first-out method of accounting. Net realizable value represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price we expect to realize by selling the inventory and our contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are subjective in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold. The adequacy of our adjustments could be materially affected by changes in the supply and demand for our products.
Long-lived tangible and finite-lived intangible assets including right-of-use assets
Long-lived tangible assets, primarily property and equipment, are stated at cost; right-of-use assets are recorded under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842, Leases. Depreciation is provided on the straight-line method and based on the estimated useful economic lives of the assets. Intangible assets with finite lives, and therefore subject to amortization, include customer relationships, the enterprise resource software and certain tradenames. These intangible assets are being amortized over their estimated useful economic lives typically ranging from 3 to 18 years.
We qualitatively assess potential indicators of impairment, referred to informally as Step 0, of our long- lived tangible and finite-lived intangible assets whenever events or changes in circumstances indicate that the asset or asset group’s carrying value may not be recoverable. An asset group is defined as the lowest level for which identifiable cash flows can be associated with groups of assets and related liabilities. If indicators are present, we follow a quantitative two-step process when testing for impairment. In Step 1, we perform a recoverability test by analyzing whether the carrying amount of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from their use over their expected life and eventual disposition. If the sum of the future undiscounted cash flows is greater than the carrying amount, the test is passed and no further work is performed. If the carrying amount is greater than the sum of the future undiscounted cash flows, the recovery test is deemed to have failed, and Step 2 is performed. In Step 2, the fair values of the long-lived tangible and definite-lived intangible assets are determined, and an impairment charge is recognized based on the excess of the carrying amount of the long-lived asset over its respective fair value.
We use assumptions for revenue and expenses such as forecasted growth rates, margin estimates, historical cost ratios, capital additions and working capital needs, which are consistent with internal projections and operating plans. The forecast period is estimated using the remaining useful lives of primary assets in the group which involves judgement about assets to be included in the group subject to the test and to economic and technological obsolesce impacting the term. These and other assumptions are impacted by economic conditions and expectations of management and materially different assumptions in the future regarding the performance of the businesses could impact the useful lives of assets or estimate of future undiscounted cash flows.
Goodwill and indefinite-lived intangible assets
Goodwill and indefinite-lived intangible assets are not amortized, but are tested at least annually for impairment and whenever events or changes in circumstances indicate that impairment may have occurred (same as Step 0 discussed above). Impairment testing for goodwill is performed separately from, and after, impairment testing of indefinite-life intangible assets.
When indicators of impairment are present, indefinite-lived intangible assets are tested for impairment by comparing their book values to the estimated fair value. Our estimate of fair value for indefinite-lived intangible assets is usually based on a form of the income approach which relies on inputs including projected revenues from our forecasting process, an assumed royalty rate, and a discount rate. Assumptions used in our impairment evaluations, such as forecasted growth rates and discount rates, are consistent with internal projections and operating plans. Materially different assumptions regarding future performance of our businesses or a different weighted-average cost of capital could result in impairment losses or additional amortization expense.
Testing for goodwill impairment is performed at the reporting unit level; our reporting units are the same as our reportable segments. With respect to this testing, a reporting unit is a component of the company for which discrete financial information is available and regularly reviewed by management and can be the same as segments or one level below segments. We may first perform an assessment for potential indicators of impairment (informally referred to as Step 0) to determine if it is necessary to perform the two-step goodwill impairment test. If it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount including goodwill, then we will proceed with the two-step test. In conducting the initial qualitative assessment, we analyze actual and projected growth trends for net sales, gross margin, and earnings for each reporting unit, as well as historical versus planned performance. Additionally, each reporting unit assesses critical areas that may impact its business, including macroeconomic conditions, market-related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results. All assumptions used in the qualitative assessment require significant judgment.
When it is “more likely than not” that the fair value is less than the carrying amount, the two-step impairment process is performed. In Step 1, we first determine and then compare the fair value of the reporting unit including goodwill to its carrying amount. The fair value of a reporting unit is determined by using a combination of the income and market approaches. Inputs use assumptions such as forecasted revenue, revenue growth rates, margin estimates, various expenses, capital additions, working capital needs, and a reversion value. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. Where available, and as appropriate, comparable market multiples and our market capitalization are also used to corroborate the results of the discounted cash flow models. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired and we are not required to perform further testing. If the carrying amount of the reporting unit exceeds its fair value, then Step 2 must be completed in order to determine the amount of goodwill impairment that should be recorded. In Step 2, the “implied fair value” of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill. Historically, the significant part of this process is estimating the fair value of customer relationships which utilizes the discounted value of revenue from existing customers adjusted for estimated attrition. Revenue for this purpose is derived from forecasted revenue discussed at the beginning of this paragraph; revenue from existing customers is then adjusted for a survivor curve utilizing an annual attrition rate. The “implied fair value” of the goodwill that results from the application of Step 2 is then compared to the carrying amount of the goodwill. An impairment charge is recorded for any excess carrying amount of goodwill over the “implied fair value” of goodwill.
Fair value estimates employed in our annual impairment review of indefinite-lived intangible assets and goodwill were determined using discounted cash flow models involving several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates were: discount rates such as the weight average cost of capital used in determining the fair value of the reporting units and intangible assets; royalty rates used in our intangible asset valuations; projected revenue and operating profit growth rates used in the reporting unit and intangible asset models; attrition rate related to revenue from existing customers; expenses; and reversion or capitalization multiples used in the derivation of terminal year values. These and other assumptions are impacted by economic conditions and expectations of management and may change in the future based on period specific facts and circumstances.
Share-based compensation arrangements
Stock-based compensation cost is measured as of the grant date based on the fair value of the award and is expensed ratably over the service period of the award, which is typically the vesting period for time-based awards. Performance-based awards are expensed over the requisite service period based on achievement of performance criteria. We have elected to account for forfeitures when they occur, and any compensation expense previously recognized on unvested shares will be reversed.
The fair value of restricted stock awards is estimated based on the fair value of the common stock underlying the restricted stock awards. We estimate the fair value of option-based awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock. The highly subjective and complex assumptions in the Black-Scholes model also include the estimated fair value of our common stock underlying the options.
To measure the value of the underlying common stock, the initial grant-date fair value of shares of common stock underlying the award is determined. Such valuation is the responsibility of, and determined by, the board of directors, with input from management. In 2019, there was no public market for our common stock. Therefore, the board of directors determined the fair value of common stock at the grant date by considering a number of objective, subjective and highly complex factors including independent third-party valuations of our common stock, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors.
For purposes of determining the fair market value of our common stock, we used a third-party valuation expert to provide support for our analysis. For most of 2019, we primarily relied on valuation methods which included using the discounted cash flow and guideline public company methods. In the latter part of 2019, a “probability weighted expected return method” (the “PWERM method”) analysis was used which placed greater emphasis on the Preferred Stock Offering completed in December 2019 to establish the value of our common stock; the PWERM method requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and remaining private outcomes, as well as the values we expect those outcomes could yield. These methods consider operating and financial performance including estimating future cash flows and discounting those cash flows at an appropriate rate, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors. These estimates will not be necessary to determine the fair value of underlying shares of common stock for new awards once the underlying shares begin trading.
For inputs into the Black-Scholes model, the expected stock price volatility for the common stock is estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in our industry which are of similar size, complexity and stage of development. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. We have elected to use the “simplified method” to determine the expected term which is the midpoint between the vesting date and the end of the contractual term because it has no history upon which to base an assumption about the term; we believe the simplified method approximates a term if it were to be based on expected life.
We will continue to use the Black-Scholes model for option pricing.
Application of these approaches involves the use of estimates, judgments and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Income taxes
We account for deferred tax liabilities and assets for the future consequences of events that have been recognized in our consolidated financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of our assets and liabilities result in a deferred tax asset, we perform an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. We determine the amount of our valuation allowance based on our estimates of taxable income by jurisdiction in which we operate over the periods in which the related deferred tax assets will be recoverable. As of December 31, 2019 and 2018, we believed it is more-likely-than-not that we will not be able to realize our US deferred tax assets and therefore have maintained a full valuation allowance against our US deferred tax assets and have also provided a full valuation allowance against the majority of our Canadian and Spanish deferred tax assets.
We are subject to income taxes in the U.S. and certain foreign jurisdictions. We record income tax expense based on our estimates of future payments, which include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets, including NOL carryforwards. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues.
The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management’s estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.
Recent accounting pronouncements
For information regarding recent accounting pronouncements, refer to Note 2, Basis of Presentation and Significant Accounting Policies — Recently issued accounting pronouncements, in the notes to our unaudited interim condensed consolidated financial statements.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
On September 24, 2019, we selected, and the audit committee of our board of directors approved, Deloitte & Touche LLP as our new independent registered public accounting firm to audit the consolidated financial statements of Hydrofarm Holdings Group, Inc. as of and for the year ended December 31, 2019. We selected Deloitte & Touche LLP based on the growth and size of our operations outside of Canada and the prospect of becoming a public company in the United States. As a result, we dismissed MNP LLP, our then independent registered public accounting firm. The dismissal was effective immediately and was approved by the audit committee of our board of directors.
MNP LLP’s audit reports on our consolidated financial statements for the year ended December 31, 2018 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of our financial statements for the fiscal year ended December 31, 2018, (a) there were no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) between MNP LLP and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to MNP LLP’s satisfaction, would have caused MNP LLP to make reference to the subject matter in their report on our consolidated financial statements and (b) there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).
We provided MNP LLP with a copy of the disclosures that we are making in this prospectus prior to the time our registration statement was publicly filed with the SEC. MNP LLP furnished a letter addressed to the SEC stating whether or not it agreed with the statements made herein, a copy of which was filed as an exhibit to our registration statement.
During the fiscal year ended December 31, 2018, and the subsequent interim period through September 24, 2019, neither we nor anyone acting on our behalf has consulted with Deloitte & Touche LLP with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Deloitte & Touche LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was either the subject of a “disagreement” or “reportable event” within the meaning of Item 304(a)(1) of Regulation S-K.
Internal Control Over Financial Reporting
In finalizing our financial statements for our IPO, we, and our independent registered public accounting firm, identified control deficiencies in the design and operation of our internal control over financial reporting that constituted two material weaknesses, as defined in the standards established by the PCAOB. We determined that we had two material weaknesses because (i) we did not maintain a sufficient complement of personnel with an appropriate degree of technical knowledge commensurate with our accounting and reporting requirements and (ii) our controls related to the preparation, review, and analysis of accounting information and financial statements were not adequately designed or appropriately implemented to identify material misstatements in our financial reporting on a timely basis for our U.S. entities and Eddi’s.

During 2020 and continuing into 2021, we have taken several actions towards remediating these material weaknesses. In particular, we (i) hired and continue to hire, additional qualified accounting and financial reporting personnel with technical and/or public company experience and (ii) engaged an external advisor to assist management in completing a Sarbanes-Oxley Act compliant risk assessment, creating detailed control documentation for in-scope business and information technology processes, identify any further control gaps and providing assistance on remediation procedures, and to design and implement a Sarbanes-Oxley Act sub-certification process. We are still in the process of completing the remediation of the material weaknesses; however, we cannot assure you that the steps we are taking will be sufficient to remediate our material weaknesses or prevent future material weaknesses or significant deficiencies from occurring. See “Risk Factors — Risks Relating to Our Business — We identified material weaknesses in our internal control over financial reporting, and if we are unable to achieve and maintain effective internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.”

BUSINESS
Company Overview
Introduction
We are a leading independent distributor and manufacturer of controlled environment agriculture (“CEA”, principally hydroponics) equipment and supplies, including a broad portfolio of our own innovative portfolio of proprietary branded products. We primarily serve the United States and Canadian markets, and believe we are one of the leading competitors by market share in these markets in an otherwise highly fragmented industry. For over 40 years, we have helped growers make growing easier and more productive. Our mission is to empower growers, farmers and cultivators with products that enable greater quality, efficiency, consistency and speed in their grow projects. For the trailing twelve months ended September 30, 2020, we had net sales of $308.5 million; from 2005 to 2019, we generated a net sales compound annual growth rate (“CAGR”) of approximately 16%.
Hydroponics is the farming of plants using soilless growing media and often artificial lighting in a controlled indoor or greenhouse environment. Hydroponics is the primary category of CEA and we use the terms CEA and hydroponics interchangeably. Our products are used to grow, farm and cultivate cannabis, flowers, fruits, plants, vegetables, grains and herbs in controlled environment settings that allow end users to control key farming variables including temperature, humidity, CO2, light intensity spectrum, nutrient concentration and pH. Through CEA, growers are able to be more efficient with physical space, water and resources, while enjoying year-round and more rapid grow cycles as well as more predictable and abundant grow yields, when compared to other traditional growing methods.
We reach commercial farmers and consumers through a broad and diversified network of over 2,000 wholesale customer accounts, who we connect with primarily through our proprietary eCommerce marketplace. Over 80% of our net sales are into the specialty hydroponic retailers, through which growers are able to enjoy specialized merchandise assortments and knowledgeable staff. We also distribute our products across the United States and Canada to a diversified range of retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers.
How We Serve Our Customers
Our customer value proposition is centered around two pillars. First, we strive to offer the best selection by being a branded provider of all CEA needs. Second, we seek to be the gold standard in distribution and service, leveraging our infrastructure and reach to provide customers with just-in-time (“JIT”) delivery capabilities and exceptional service across the U.S. and Canada.
Complete Range of Innovative CEA Products
We offer thousands of innovative, branded CEA products that are supported by 24 patents and 60 registered trademarks. Our product offerings span lighting solutions, growing media (i.e., premium soils and soil alternatives), nutrients, equipment and supplies and includes more than 6,000 stock-keeping-units (“SKUs”) sold under leading proprietary, exclusive/preferred brands or non-exclusive/distributed brands. Some of our most well-known brands include Phantom and Active Aqua as well as in-licensed brands such as FoxFarm and Grodan. We estimate that approximately two-thirds of our net sales relate to recurring consumable products, including growing media, nutrients and supplies that require regular replenishment. The remaining portion of our sales relate to durable products such as hydroponic lighting and equipment. The majority of products we offer are produced by us or are supplied to us under exclusive/preferred brand relationships providing for attractive margins and a significant competitive advantage as we offer retailers and resellers a breadth of products that cannot be purchased elsewhere.

The following graphic illustrates a representative set of our market-leading products across key CEA product categories:
Infrastructure and Reach for Fast Delivery, High In-Stock Availability and Exceptional Service
Our infrastructure and reach enable us to provide delivery and service capabilities to a highly diverse group of customers across the U.S. and Canada. We believe that our six U.S.-based distribution centers can reach approximately 90% of the U.S. population within 24 to 48 hours and that our two Canadian distribution centers can provide timely coverage to the full Canadian market.
In the U.S., we operate distribution centers in Petaluma, California; Santa Fe Springs, California; Portland, Oregon; Denver, Colorado; Fairless Hills, Pennsylvania; and New Hudson, Michigan. In Canada, we have distribution centers in Langley, British Columbia and Cambridge, Ontario. Outside of North America, we operate a distribution center in Zaragoza, Spain, and we have an office for product quality assurance and supply chain management in Shenzhen, China. We partner with a network of third-party logistics companies that facilitate expeditious delivery to our customers across the globe. The majority of customer orders are received through our business-to-business e-commerce platform. Through our differentiated Distributor Managed Inventory (“DMI”) Program, we partner with our network of retailers and resellers to create customized, JIT supply chain solutions for large commercial end users.

The following illustration provides an overview of our operating footprint.
Over the past fifteen years, we have grown our net sales at an approximate 17% CAGR. This historical growth is largely due to the growth in CEA growing across several end-markets, including cannabis, and our ability to continuously develop, manufacture and distribute innovative branded products on timely basis.
Net sales ($mm)	Net sales ($mm)

We believe our industry is poised to grow significantly. Expanding populations, limited natural resources and a focus on the environment and the security of our agricultural systems have illuminated the benefits of CEA compared to traditional outdoor agriculture. We believe the adoption of CEA will continue to accelerate, particularly in the commercial agriculture industry, where CEA can be deployed to achieve grows that are simultaneously more efficient for the planet and profitable for growers. Furthermore, certain of our end- markets are experiencing significant growth, including cannabis. The global cannabis industry is a rapidly developing business opportunity for us, particularly as the legal market in the United States continues to expand.
To support this significant growth opportunity and to improve our profit margin profile, we recruited a new Chairman and Chief Executive Officer, William (“Bill”) Toler, in early 2019. In turn, over the past

18 months, Mr. Toler recruited over five new executives and quickly put in place several management initiatives intended to support growth and improve our profit margins. These initiatives include, but are not limited to, further developments of proprietary brands, freight cost management and distribution network optimization, and the expansion of our commercial segment and DMI.
Given our strong historical net sales growth, the accelerating growth in our primary end-markets, and the strength of our new management team, we believe that we are well positioned for significant and sustained net sales and earnings growth.
Our Industry is Large and Rapidly Growing
The Expanding Controlled Environment Agriculture Market
Our principal industry opportunity is in the wholesale distribution of CEA equipment and supplies, which generally include grow light systems; advanced heating, ventilation, and air conditioning (“HVAC”) systems; humidity and carbon dioxide monitors and controllers; water pumps, heaters, chillers, and filters; nutrient and fertilizer delivery systems; and various growing media typically made from soil, rock wool or coconut fiber, among others. Today, we believe that a majority of our products are sold for use in CEA applications.
Pictured: PHOTOBIO LED Light, Active Aqua Grow Flow 5 gal system, Active Aqua Flexible Air Stone, OxyCLONE 20 Site System with Timer and Light Kit, Active Air CO2 System with Timer
CEA is an increasingly significant and fast-growing component of the expansive global commercial agriculture and consumer gardening sectors. According to the USDA and National Gardening Survey, the agriculture, food, and related industries sector produced more than $1 trillion worth of goods in the U.S. alone in 2017, and U.S. households spent a record of approximately $48 billion at retail stores on gardening and growing supplies and equipment.
According to industry publications, the global CEA industry totaled approximately $65 billion in 2019, and is expected to grow at a CAGR of 16% from 2019 to 2023. The rapid growth of CEA crop output will subsequently drive growth in the wholesale CEA equipment and supplies industry. According to industry publications, the global wholesale CEA equipment and supplies industry totaled approximately $8 billion in 2019 and is expected to grow at a CAGR of 12.8% from 2019 to 2025.

Powerful Trends are Driving Significant Industry Growth
We believe that the growth in the wholesale distribution of CEA equipment and supplies is driven by a broad array of factors including:
Significant Growth in the Cannabis Industry
Today, we believe that a majority of the CEA equipment and supplies we sell to our customers is ultimately purchased by participants in the cannabis industry, though we do not sell to participants in the cannabis industry directly. The North American cannabis industry is massive and growing rapidly, driven largely by state-level legalization efforts in the U.S. and federal-level legalization in Canada. The current and expected growth in the size of the cannabis market has and will continue to have a very significant, positive impact on our business.
The following map illustrates the state-level progression of cannabis legalization in the U.S., differentiating states that have fully legalized cannabis for medical and adult-use purposes and states that have partially legalized cannabis for medical purposes only. Importantly, though Canada and several U.S. states have taken significant steps towards cannabis legalization, we believe the North American legal cannabis market is still in the nascent stages of realizing its growth potential. As of the date of this prospectus, only 15 U.S. states and the District of Columbia had legalized cannabis for adult-use. The aggregate population of those states is only around one third of the total U.S. population. Furthermore, in U.S. states that have passed cannabis laws, many such laws remain restrictive to consumer access. As an example, we believe significant suppressed demand would be unlocked in Texas, should the state adopt a medical cannabis law that more closely resembles that of their neighboring state, Oklahoma, where we have seen significant growth since cannabis was legalized for medical use in 2018. In Canada, the governments of every province and territory have enacted laws allowing for the distribution and sale of cannabis for adult-use purposes; however the market remains in early stages of market development.
According to industry publications, the U.S. cannabis market is projected to reach approximately $31.1 billion by 2024, up from approximately $12.2 billion in 2019, representing a 21% CAGR. In Canada, the cannabis market is projected to reach approximately $6.2 billion by 2024, up from approximately $1.7 billion in 2019, representing a 30% CAGR. The following chart illustrates the forecasted growth of the cannabis industry in the United States and Canada:

United States ($bn)	Canada ($bn)

This significant growth in the U.S. cannabis market is expected due to (i) state initiatives for new adult-use and/or medical-use programs in additional U.S. states, (ii) expanded access for patients or consumers in existing state medical or adult-use cannabis programs, and (iii) increased consumption driven by greater product diversity and choice, reduced stigma, and real and perceived health benefits in states with existing adult-use or medical use programs.
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State initiatives for new adult-use or medical-use programs.   We believe support for cannabis legalization in the U.S. is gaining momentum. According to a November 2019 poll by Pew Research Center, public support for the legalization of cannabis in the U.S. increased from approximately 41% in 2010 to approximately 67% in 2019.4 According to a 2019 poll by Quinnipiac University, 93% of Americans support patient access to medical-use cannabis if recommended by a doctor. Furthermore, due to the recent socio-economic changes across the U.S. since early 2020, many state government budgets are increasingly under pressure to identify additional revenue sources, such as the potential revenue streams from the taxation and job creation that state legalized adult-use cannabis may offer. Accordingly, a number of states are at various stages of considering implementing laws permitting cannabis use or further liberalizing their existing laws permitting such use. Our sales per capita in U.S. states with legalized adult-use programs are on average several multiples higher than our sales per capita in states without adult-use programs. We believe this fact points to the significant opportunity available to us if or when additional U.S. states legalize adult-use programs.

•
Expanded access for patients and consumers in existing state medical and adult-use programs.   The cannabis business in states with existing cannabis laws is in nascent stages in many cases and will continue to grow, creating jobs and opportunities for workers and entrepreneurs. Cultivators, manufacturers, dispensaries, delivery providers, labs and other cannabis-related businesses will continue to grow in these regions. As these businesses proliferate, consumers will benefit from easier access to cannabis products.

•
Greater product diversity and choice, reduced stigma and real and perceived health benefits in states with existing adult-use or medical use programs.   Several key developments have contributed to an increase in cannabis product availability and breadth, including the proliferation of CBD and other cannabis- infused products, including edibles, oils, tinctures, and topical treatments. We believe that the historical stigmatization of cannabis use has diminished significantly, driven by a more supportive legislative environment, a rise in progressive sociopolitical views and greater consumer awareness of the potential health benefits of cannabis consumption. According to industry publications, real and perceived health benefits extend into areas including cancer treatment, pain management, the treatment of neurological and mental conditions, and sleep management. According to industry publications, the use of cannabis in the U.S. by adults aged 65+ has increased sharply in recent years from 0.4% in 2006 and 2.9% in 2015 to 4.2% in 2018 (JAMA Internal Medicine).5

4
Daniller, Andrew. “Two-thirds of Americans Support Marijuana Legalization.” Pew Research Center, Washington, D.C. (Nov. 14, 2019).

5
Reproduced with permission from JAMA Intern Med. 2020. 180(4):609-611. Copyright © 2020 American Medical Association. All rights reserved.

Acceleration of CEA Adoption
Both the commercial agriculture and cannabis industries are increasingly adopting more advanced agricultural technologies in order to enhance the productivity and efficiency of operations. The benefits of CEA include:
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Greater product safety, quality and consistency;

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More reliable, climate-agnostic year-round crop supply from multiple, faster harvests per year as opposed to a single, large harvests with outdoor cultivation;

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Lower risk of crop loss from pests (and subsequently lower need for pesticides) and plant disease;

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Lower required water and pesticide use compared to conventional farming, offering incremental benefits in the form of reduced chemical runoff and lower labor requirements; and

•
Potentially lower operating expenses from resource-saving technologies such as high-efficiency LED lights, precision nutrient and water systems and automation.

CEA implementation continues to increase globally, driven by the factors listed above as well as growth in fruit and vegetable farming, consumer gardening and the continued adoption of vertical farming. Vertical farming, a subsector of CEA, has gained popularity mainly due to its unique advantage of maximizing yield by growing crops in layers. Industry publications project that the global vertical farming market will reach approximately $6 billion in 2023, up from $3 billion in 2019 and representing a 24% CAGR from 2019 to 2023.6
While a small portion of cannabis cultivation may be grown in non-CEA settings, given the multitude of benefits of CEA cultivation, we believe CEA will continue to be the primary method of growing cannabis, driving demand for our products. The movement towards the legalization of cannabis in the U.S. and its legalization in Canada also comes with a corresponding increase in regulatory oversight and statutory requirements for growers and their products. These regulations enhance product safety and transparency to consumers but usually necessitate the use of CEA in cannabis cultivation in order to meet mandated THC content or impurity tolerances.
Increased Consumer Home Growing
We perceive consumer gardening to be a significant driver of future CEA growth. According to the National Gardening Survey, in 2017, 77% of U.S. households participated in lawn and garden activities, spending on average a record of $503 per household. We expect this growth in consumer gardening and growing spending to continue, driven by both increased participation by millennials and strong continued participation by married households, adults over age 55, and adults without children. We believe that these demographic dynamics will result in an increase in the number of consumer gardening category participants, resulting in the purchase of more CEA products.
Strong Demand for Hemp for CBD Production
Hemp cultivation in North America has grown significantly since the passage of the U.S. Farm Bill in December 2018. Consumers are increasingly using hemp-derived products such as CBD for their therapeutic benefits. According to industry publications, the U.S. hemp-derived CBD market is expected to grow from $1.2 billion in 2019 to $6.9 billion in 2025, representing a six-year CAGR of 33.8%. We have experienced strong demand for our products from growers that solely harvest hemp and from cannabis growers who are adding hemp to their offerings. We are very well positioned to continue to capitalize on the growth of industrial hemp cultivation in North America especially as cultivation is increasingly done indoors. Both our current product portfolio and our pipeline of new products tailored to the needs of hemp cultivators will help us serve this burgeoning market.

6
Sinnarkar, Makarand. Allied Market Research Reports. “Green Technology and Sustainability Market is Expected to Reach $44.61 Billion by 2026.” (Feb. 2020).

Increased Focus on Environmental, Social, and Governance (“ESG”) Issues
We believe the growth and change in our end-markets is in part driven by a variety of ESG trends aimed at preserving resources and enhancing the transparency and safety of our food supply chains. Overall, CEA delivers superior performance characteristics versus traditional agriculture when compared on select key ESG performance criteria:
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More efficient land usage.   CEA allows for greater crop production per square foot, reducing the amount of land needed to grow crops. Certain types of vertical farming are 20 times more productive than traditional farming per acre.

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More efficient fresh water usage.   CEA allows for the management and recycling of water inside of a closed-loop system and therefore generally require less water than traditional outdoor agriculture. In certain instances, CEA can grow plants with up to 98% less water than soil based agriculture.

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Decreased use of fertilizer and pesticides.   As CEA takes place in a controlled, often indoor environments, the need for pesticides application is reduced, allowing growers to apply less pesticide with more precise application compared to traditional outdoor agriculture.

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Reduced carbon emissions.   CEA, especially vertical farming, allows large farming operations to be located significantly closer to end-users, thereby reducing the transportation distance of ready-to-use crops.

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Reduced food waste.   Similar to the above, since CEA allows for food production significantly closer to end-user, there is less time between production and consumption and therefore reduced product spoilage, damage and waste.

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Chemical runoff prevention.   Due to closed-loop nature of CEA systems, CEA significantly decreases the risk of chemical runoff, which is generally more difficult to control in traditional outdoor agriculture.

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Supports organic farming.   CEA is well suited for organic farming, the produce of which has been in increasing demand by consumers.

COVID-19
The COVID-19 (“COVID-19”) pandemic has caused significant shifts in consumer sentiment and behavior thereby altering the dynamics of the CEA industry. Its effect on the cannabis industry may also drive a greater volume of sales by our customers, increasing demand for our CEA equipment and supplies. We believe that these changes, as outlined below, will benefit our industry in the long-term:
•
New entrants into the consumer gardening and growing market.   We believe that a meaningful portion of consumer gardening and growing product spending following the COVID-19 outbreak was driven by first-time users. We expect this to be a tailwind for the consumer gardening and growing market going forward as a portion of these consumers opt to work-from-home more.

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Increased focus on food security and sustainable sourcing.   The COVID-19 pandemic has intensified consumer focus on food security and transparency of food production around the world. CEA offers a more sustainable and secure alternative to traditional outdoor agriculture, allowing food to be grown closer to where it is ultimately consumed, thereby reducing supply chain-related risks and food waste.

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Pressure on governments to identify additional revenue streams, such as tax revenue from state legalized cannabis industries.   The COVID-19 pandemic has put a significant strain on government budgets, increasing pressure to find revenue from previously unexplored streams including state legalized medicinal or adult-use cannabis.

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Home-centric lifestyle increasing use occasion opportunities for cannabis use.   The COVID-19 pandemic is expected to foster a long-term increase in at-home activity. This lifestyle shift may foster growth in the cannabis market by increasing potential occasions for cannabis use as cannabis is often consumed at home.

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Essential service designation.   During lockdowns related to the COVID-19 pandemic, our manufacturing and distribution operations and a great majority of our key suppliers, retailers and resellers were designated as essential and remained open. This sets a key precedent about the vital importance of our operations and end-markets.
Our Competitive Strengths
We attribute our success to the following competitive strengths.
Leading Market Positions in Attractive Growing Markets
We are a leading independent distributor and manufacturer of CEA equipment and supplies in the U.S. and Canada and one of the two major consolidators in the CEA industry. The broader market is comprised of a fragmented group of smaller competitors. We serve several attractive end-markets, including hemp and indirectly, the cannabis industry. Favorable trends in CEA, including increased adoption of vertical farming methods to increase yields, are projected to drive a 24% CAGR for the vertical farming market through 2023 according to industry publications. Similarly, growers’ increasing preference to reduce water and energy usage, limit pesticide use and risk of environmental runoff, and reduce labor costs coupled with growing consumer demand for fruits and vegetables are expected to drive significant growth in CEA methods. Furthermore, CEA allows farms to be located closer to their consumers, greatly reducing the costs and waste (namely CO2 and spoiled food) related to transportation resulting in an overall smaller carbon footprint. However, we will likely see the most significant growth in cannabis. Increased support for cannabis legalization at the federal level in the U.S., an increase in U.S. states’ implementation of adult-use and medical cannabis programs, continued growth in the Canadian cannabis market following the implementation of the Cannabis Act in 2018, and consumer and commercial awareness of the benefits associated with hemp-derived products will serve as significantly favorable tailwinds that will drive continued growth.
New, Experienced Management Team with Proven Track Record
Our management team possesses significant public market experience, a history of driving long-term organic growth and a track record of successful business consolidations. Bill Toler, Chairman and Chief Executive Officer, has over 35 years of executive leadership experience in supply chain and consumer packaged goods, most recently serving as President and Chief Executive Officer of Hostess Brands from April 2014 to March 2018. Under his leadership, Hostess Brands transitioned from a private to public company, regained a leading market position within the sweet baked goods category and returned to profitability. Bill also previously served as Chief Executive Officer of AdvancePierre Foods and President of Pinnacle Foods, in addition to holding executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. Terence Fitch, President, possesses significant relevant business experience including more than 20 years of management experience with the Coca-Cola Company and Coke Enterprises, where he was responsible for manufacturing, supply chain, and sales and marketing for the multi-billion-dollar Refreshment Direct and Independent Bottlers business units. For the past six years, Terence has been working on building, managing and designing large CEA operations in Colorado and Arkansas. B. John Lindeman, Chief Financial Officer brings us more than 25 years of finance and leadership experience. Most recently he served as Chief Financial Officer and Corporate Secretary at Calavo Growers, Inc. (Nasdaq-GS: CVGW), a fresh food company, where he was responsible for the finance, accounting, IT and human resource functions. Prior to joining Calavo, he held various leadership positions within the finance and investment banking industries at Janney Montgomery Scott, Stifel Nicolaus, Legg Mason and PricewaterhouseCoopers LLP.
Broad Portfolio with Innovative Proprietary Offerings and Recurring Consumables Sales
We have one of the largest equipment and consumable product offerings in the industry. From lighting solutions to nutrients to grow mediums, we offer nearly everything growers need to ensure their operations are maximizing efficiency, output and quality. We maintain an extensive portfolio of products which includes 26 internally developed, proprietary brands across approximately 900 SKUs with 24 patents and 60 registered trademarks as well as over 40 exclusive/preferred brands across approximately 900 SKUs. We maintain inventory across over 6,000 SKUs, and approximately 60% of our sales relate to proprietary and exclusive/ preferred brands. Our proprietary and exclusive/preferred brands include lighting, equipment, grow media, nutrients and supplements. Our proprietary products command a significant gross margin premium relative to general distributed brands. Our revenue mix continues to shift towards proprietary brands as we continue to innovate, improving overall margins. Further, our revenue stream is highly consistent as, in our estimation, we believe that approximately two-thirds of our net sales are generated from the sale of recurring consumable products including growing media, nutrients and supplies. Our top 20 customers buy over 3,000 SKUs in the aggregate.
Proprietary Sourcing and Supplier Relationships Create Barriers to Entry
Our scale presents a significant barrier to entry as we have developed exclusive distribution relationships, proprietary brands and a geographic footprint that enables us to efficiently service customers across North America. We maintain approximately 900,000 square feet of distribution space across six distribution centers in the U.S. and two distribution centers in Canada. Furthermore, we have cultivated over the last 40 years long-term relationships with a network of approximately 400 suppliers, giving us access to a best-in-class products portfolio and allowing us to provide a full range of CEA solutions to our customers. We source individual components from our diverse supplier base to assemble our products, including utilizing a dedicated on-the-ground purchasing team in China to maintain and develop relationships with suppliers. To maintain competitive pricing, we implement cost sharing with certain of our suppliers. No single supplier makes up more than 9% of our total supplier costs.
Unique Ability to Serve Our Strong Customer Base
We maintain long-standing relationships with a diversified range of leading hydroponic retailers, retailers of commercial and home gardening equipment and supplies that include garden centers, hardware stores, eCommerce retailers, commercial greenhouse builders, and commercial resellers. We serve over 2,000 business-to-business customers across multiple channels in North America, providing customers with the capability to purchase their entire product range from us. Our commercial sales and DMI programs further enhance our customer capabilities, offering consultation, technical expertise, facilitated order fulfillment and JIT delivery of consumables. Our unique distribution capabilities allow us to provide JIT delivery across North America, utilizing six strategically located distribution centers in the U.S. and our two distribution centers in Canada. Our distribution footprint in the U.S. can reach approximately 90% of the population in 24 to 48 hours and our two distribution centers in British Colombia and Ontario can provide timely coverage to the fully Canadian market. We maintain coverage of industry trends and consumer preferences via thirteen sales managers complemented by teams made up of specialized product category experts. Given our ability to provide a comprehensive product offering and excellent customer service, we maintain over seven-year relationships with the majority of our largest customers.
Proven Mergers and Acquisitions (“M&A”) Track Record
Our management team has extensive experience with execution and integration of M&A opportunities. In November 2017, we acquired Eddi’s Wholesale Garden Supplies, Ltd. (“Eddi’s”) and the distribution division of Greenstar Plant Products, Inc. (“GSD”), which we believe were two of the leading CEA and lawn and garden distributors in Canada at the time of the acquisitions. Those acquisitions, combined with our existing infrastructure and experience, have enabled us to become one of the leading CEA equipment distributors in Canada. Additionally, we maintain relationships throughout our markets to identify specific product categories of interest for M&A activity. Our robust understanding of commercial growers’ needs coupled with our experienced M&A team has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share. We view M&A as a significant driver of potential growth as the hydroponics industry is fragmented and primed for consolidation.
Our Growth and Productivity Strategies
We are well positioned to capitalize on the growth of our underlying markets through the following strategies.
Capitalizing on Rapidly Growing Markets
Our customers benefit from macroeconomic factors driving the growth of CEA, including expanded adoption of CEA and vertical farming by commercial growers and consumers, as well as the growth in cannabis, hemp and other end-markets. As the world population grows and urbanizes, vertical farming is increasingly being used to meet the demand for food crops. Industry publications estimate that the global vertical farming market will expand at a 24% CAGR from 2019 to 2023. In addition, the U.S. and Canadian cannabis markets had an estimated value of approximately $14 billion in 2019, and are projected to grow to $37 billion by 2024. The hemp market has benefited from consumer adoption of hemp-derived CBD products. According to industry publications, the U.S. hemp-derived CBD market is expected to grow from $1.2 billion in 2019 to $6.9 billion in 2025, representing a six-year CAGR of 33.8%. We expect to capitalize on favorable cannabis and hemp growth trends by continuing to expand our operations globally.
Expanding our Proprietary Product Offering
We are expanding the breadth of our product assortment through continued development of our own proprietary brands. Our proprietary brands command a meaningful gross margin premium to our distributed products. Our core competency in new product innovation is in lighting, consumable and equipment categories, and we are enhancing research and development in our other product categories to expand our brand portfolio’s value and further enhance our margins. We have launched several new product lines over the past year, including PhotoBio LED lighting equipment and Phantom Core HID lighting equipment. We also maintain a pipeline of next generation proprietary products and occasionally make investments in suppliers to create strategic relationships around the development of specific products and enhanced distribution agreements.
Adding Strategic Distribution Relationships and Exclusive/Preferred Brands
We can increase revenue with significant cross-selling activity to our current installed customer base by offering a more comprehensive assortment of products required by commercial growers to engage in cultivation. We have identified key suppliers with product solutions that are well established in the grower community for exclusive/preferred brand relationships. Exclusive/preferred brand relationships with leading brands drive sales and margin improvement. We believe we are a highly attractive distribution partner due to our scale and independence in growing media and nutrient categories. We have established sixteen new exclusive/preferred distribution relationships over the past two years including with established equipment and nutrient suppliers.
Enabling Wholesaler Network to Effectively Serve Commercial Growers
Working with our wholesale network, we are leveraging our sophisticated technical sales team to provide our wholesale network the ability to address the needs, demanding requirements and higher volume of their larger-scale commercial customers. Establishing these relationships with our channel provides us with insight and access to growers’ evolving demands, leading to both increased equipment sales and recurring sales of consumables through our wholesale network. Our commercial grower outreach program, our analytically driven supply chain function and DMI capabilities enable our wholesaler network to anticipate customer demand for products and ensure their availability. The goal of these efforts is to maintain long-term relationships with our wholesalers by helping them be successful in providing cultivation square footage savings and access to JIT inventory to their customer base. We believe this can result in profitability for our wholesalers’ customers on consumables and equipment. We also believe that increasing the value to our wholesale network will allow us to grow within key accounts and expand sales of our products and services to new accounts.
Expand our Operating Margins
We have developed and begun to implement specific productivity initiatives across our business as a means of funding growth. Our initiatives include the following:
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Enhance Our Brand Mix.   We will continue to increase the percentage of proprietary and exclusive/ preferred brands in our product portfolio. Our innovative proprietary and exclusive/preferred brands offer us a significant margin benefit compared to distributed brands.

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Drive Supply Chain Efficiencies.   We are implementing multiple supply chain efficiency initiatives, including the review of our carrier sourcing relationships and intra-warehouse shipments for optimization opportunities, reducing the active SKU count by eliminating non-core SKUs, and the deployment enhanced inventory planning tools. For example, we have reduced our SKU count from 5,400 in 2019 to 3,700 in 2020. Additionally, we continually review our distribution network for optimization opportunities, and in doing so consolidated two warehouses to one in 2019.
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Optimize the Customer Investment Program.   We have segmented our client accounts to improve our discounting decisions in order to maximize net sales as a percent of gross sales.

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Leveraging G&A.   Additional areas of cost savings will come from more efficiently leveraging corporate overhead as our business continues to grow and scale.

Acquiring Value-Enhancing Businesses
The hydroponics industry is highly fragmented which we believe presents a significant opportunity for growth through M&A. Management is continually evaluating M&A targets and we believe, in this fragmented market, there will be continued opportunities for M&A. M&A provides us an opportunity to significantly increase distribution with independent brands and to add new products based on identified needs of commercial growers. We utilize clear investment criteria to make disciplined M&A decisions that will accelerate sales and EBITDA growth, increase competitive strength and market share and expand our proprietary brand portfolio.
Broad Customer Base and Marketing Presence
We maintain a broad, active base of more than 2,000 customer accounts. Our diversified customer base is largely comprised of retailers of commercial and home gardening equipment and supplies, including: (i) garden centers and hardware stores, (ii) eCommerce webstores, such as Amazon, (iii) specialty hydroponic retailers and (iv) commercial greenhouse builders and commercial resellers. We anticipate that our product offerings will continue to attract a diversified customer base, especially as the hydroponics product retail market grows and the trend of U.S. state adoption of legalizing cannabis continues.
Our three-pronged marketing strategy consists of: (i) print media, (ii) an online presence, and (iii) tradeshows (including private customer events). We believe our marketing, together with our pursuit of excellent customer service, are the key factors that have enabled us to maintain over seven-year relationships with a majority of our largest customers.
We have a ten-year relationship with Amazon that covers indoor gardening products. Amazon purchases and warehouses 1,600 of our SKUs to be sold to customers within the United States. Some of our Amazon- listed products are among the most popular in their respective categories and are highlighted as “Best Sellers” and “Amazon’s Choice.” Examples include the Active Aqua Water Pump and Active Aqua Chiller.
Sales
Our growth strategy has enabled us to increase our net sales at a 17% CAGR over the past 15 years. See our consolidated financial statements and the notes thereto contained elsewhere in this prospectus.
Seasonality
We experience limited seasonality due to the year-round utilization of indoor gardening supplies and products; however, outdoor and lawn and garden related product sales are concentrated in our second and third fiscal quarters by retailers who rely on our ability to deliver products closer to when consumers buy our products, thereby reducing retailers’ pre-season inventories.
Growing Media
We distribute certain products that are used in order to improve the efficiency of the agricultural growing and the cultivation process. Growing media consists of premium soils and soil alternatives, such as rock wool, coconut coir or clay pebbles, used in hydroponic cultivation.
Our leading products in this product line are Grodan rock wool blocks, FoxFarm soils, and Pro-Mix soils. Each one of these growing media and nutrients enables the agricultural products on which they are used to maximize crop quality and yields.

Nutrients
The nutrients category includes products that provide nutrition to crops for hydroponic cultivation. Products include fertilizers and a wide variety of additives used through the crop cycle.
Our leading products in this product line are FoxFarm, Cutting Edge Solution, Grotek, Roots Organics, and Aptus plant care.
Equipment
Our equipment product offerings include (i) hydro components, (ii) meters and solutions, (iii) pumps and irrigation systems, (iv) water filtration systems, (v) pots and containers and (vi) tents and tarps. We offer these products to customers both as individual products and as a combination.
Our leading products in this product line are rolling benches, flood trays and PH meters filtration systems. Hydroponic systems products make up the core equipment and accessories that are needed for hydroponic cultivation.
Our propriety brands in the hydroponic systems category include Active Aqua, AutoPilot, and Active Air.

Lighting
We have six different product offerings within our lighting systems, (i) lighting systems/kits, (ii) grow light reflectors, (iii) grow light ballasts, (iv) LED lighting, (v) fluorescent lighting, and (vi) lighting accessories. We offer these products to customers both as individual products and as a combination.
Our leading products in this product line are Phantom double end high-intensity discharge (“HID”) grow light systems, ballasts and reflectors. We believe our Phantom lighting products outperform the competition in terms of light output per watt, and therefore provide superior efficiency, reliability, lighting uniformity compared our competitors.
In order to evaluate the superiority of our proprietary brand “Phantom” lights, we worked with an independent third-party to assess the performance of these products against the similar products offered by our competitors. Based on the results of this examination, the Phantom DE Open and Phantom DE Enclosed both outperformed the competitors with respect to the light output per watt, an indicator of the efficiency of the products.
Our propriety brands in the lighting category include Phantom, PhotoBio, Quantum and Xtrasun.
In 2019, we fully launched a new line of proprietary LED lighting products under the PhotoBio brand through a relationship with one of the largest LED chip producers globally. The PhotoBio product range includes both small scale commercial indoor applications and large scale greenhouse applications. The PhotoBio line has what we believe is a higher performance level at a lower cost than current leading LED products.
Supplies
The supplies category includes a wide variety of consumable supplies including grow light bulbs, pruners, irrigation components, safety supplies, netting, containers and trays.
Suppliers and Manufacturers
Our products obtained from suppliers include both our branded proprietary products and distributed products. All the products purchased and resold are applicable to indoor and outdoor growing for organics, greens, and plant-based medicines.

Our proprietary products are sourced from over 80 different suppliers, primarily in China. Quality control is a critical priority for our team charged with ensuring the supply of the products from our suppliers, specifically those coming from China. We seek to ensure the highest level of quality control for our products through routine factory visits, spot testing and continual, ongoing supplier due diligence. We also employ a multi-faceted tariff mitigation strategy in China which includes cost sharing with suppliers, passing through price increases and pursuing alternative production outside of China with existing and new suppliers.
Our distributed products are sourced from over 400 suppliers. Our tenured internal team is charged with maintaining strong relationships with current suppliers, while also constantly tracking current and future market trends and reviewing offerings of new suppliers.
Based on our knowledge and communication with our suppliers, we believe some of our suppliers sell directly to the retail market or our wholesale customers. See “Risk Factors — Risks Relating to Third Parties.”
Large Established Distribution Infrastructure
We have a fully developed distribution network across North America that includes six distribution centers in the United States and two in Canada. These strategically placed distribution centers have enabled us to account for what we believe is approximately one third of the 2017 North America wholesale indoor gardening market, and to become the largest hydroponics distributor in Canada.
We operate distribution centers in Petaluma, California; Santa Fe Springs, California; Portland, Oregon; Denver, Colorado; Fairless Hills, Pennsylvania; and New Hudson, Michigan. In Canada, we have distribution centers in Langley, British Columbia and Cambridge, Ontario. In Spain, we have a distribution center in Zaragoza, which is charged with serving the European market.
We work with a network of third-party common carrier trucking/freight companies that service our customers across the globe. We receive daily customer orders via our business-to-business e-commerce platform. Orders are then routed to the applicable distribution center and packed for shipments. The majority of customer orders are shipped and delivered within 24 to 48 hours of order receipt. Shipments are delivered to customers via less-than-truckload common carriers, dedicated lease trucks, small parcel or vendor dropship.
Competition
We operate in a highly competitive and fragmented industry. We have numerous competitors of varying sizes, including national wholesale distributors and manufacturers of indoor gardening supplies, such as Scotts-Miracle Gro. We also face competition from smaller regional competitors who operate in many of the areas where we compete. Some of our competitors and potential competitors may have greater capital resources, facilities and diversity of product lines. Additionally, if demand for our hydroponics equipment continues to grow due to the growth of the cannabis and industrial hemp industries, new competitors may enter the market.
Competitive factors in our industry include product quality, brand awareness and loyalty among consumers, product variety, product performance, value, reputation, price and advertising. We believe that we currently compete effectively with respect to each of these factors.
Government Regulation
While there is no national governmental regulation relating to the sale of hydroponics equipment, certain products included in our growing media and nutrients product line are subject to certain registration requirements with some U.S. state regulators and federal regulations. In both California and Michigan we have obtained the requisite licenses to sell products in our growing media and nutrients product line.
Media and Nutrients
Our leading product lines are growing media and nutrients products. These product lines include organic soils and nutrients that contain ingredients that require the companies that provide us with these products to register the product with certain regulators. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products could have an adverse impact on those companies providing us with such regulated products, and as a result, limit our ability to sell these products.
International, federal, state, provincial and local laws and regulations relating to environmental, health and safety matters affect us in several ways in light of the ingredients that are used in products included in our growing media and nutrients product line. In the United States, products containing pesticides generally must be registered with the Environmental Protection Agency (the “EPA”), and similar state agencies before they can be sold or applied. The failure by one of our partners to obtain, or the cancellation of any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our businesses, the severity of which would depend on the products involved, whether other products could be substituted and whether our competitors were similarly affected. The pesticides we use are either granted a license by the EPA or exempt from such a license and may be evaluated by the EPA as part of its ongoing exposure risk assessment. The EPA may decide that a pesticide we distribute will be limited or will not be re-registered for use in the United States. We cannot predict the outcome or the severity of the effect on our business of any future evaluations, if any, conducted by the EPA.
In addition, the use of certain pesticide products are regulated by various international, federal, state, provincial and local environmental and public health agencies. Although we strive to comply with such laws and regulations and have processes in place designed to achieve compliance, we may be unable to prevent violations of these or other laws and regulations from occurring. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products we apply or use, or the manner in which we apply or use them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances.
Cannabis Industry
We sell our products through third-party retailers and resellers which do not exclusively sell to the cannabis industry. Nonetheless, it is evident to us that the legalization of cannabis in many U.S. states and Canada has ultimately had a significant, positive impact on our industry. Accordingly, laws and regulations governing the cultivation and sale of cannabis and related products have an indirect effect on our business. Legislation and regulations pertaining to the use and growth of cannabis are enacted on both the state and federal government level within the United States. The federal and state laws and regulations governing the growth and use of cannabis may be subject to change. New laws and regulations pertaining to the use or cultivation of cannabis and enforcement actions by state and federal authorities concerning the cultivation or use of cannabis could indirectly reduce demand for our products, and may impact our current and planned future operations.
Individual state laws regarding the cultivation, possession, and of cannabis for adult and medical uses conflict with federal laws prohibiting the cultivation, possession and use of cannabis for any purpose. A number of states have passed legislation legalizing or decriminalizing cannabis for adult-use, other states have enacted legislation specifically permitting the cultivation and use of cannabis for medicinal purposes, and several states have enacted legislation permitting cannabis cultivation and use for both adult and medicinal purposes.
The Encina Credit Facility prohibits the Subsidiary Obligors from selling our products to the cannabis industry. As a result, the Subsidiary Obligors do not sell our products directly to the cannabis industry. See “— Risks Relating to our Indebtedness.”
Certain of our products may be purchased for use in new and emerging industries and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, future scientific research and public perception.
We sell products, including hydroponic gardening products, through third-party retailers and resellers. End users may purchase these products for use in new and emerging industries, including the growing of cannabis that may not grow or achieve market acceptance in a manner that we can predict. The demand for these products is dependent on the growth of these industries, which is uncertain, as well as the laws governing the growth, possession, and use of cannabis by adults for both adult and medical use.

Laws and regulations affecting the U.S. cannabis industry are continually changing, which could detrimentally affect our growth, revenues, results of operations and success generally. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the end users of certain of our products or us to incur substantial costs associated with compliance or to alter our respective business plans. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operation and financial condition.
The public’s perception of cannabis may significantly impact the cannabis industry’s success. Both the medical and adult-use of cannabis are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult-use of cannabis is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of cannabis, whether in the United States or internationally, may have a material adverse effect on our operational results, consumer base, and financial results. Among other things, such a shift in public opinion could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult cannabis or adopt new laws or regulations restricting or prohibiting the medical or adult-use of cannabis where it is now legal, thereby limiting the potential customers and end-users of our products who are engaged in the cannabis industry (collectively “Cannabis Industry Participants”).
Demand for our products may be negatively impacted depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions develop. We cannot predict the nature of such developments or the effect, if any, that such developments could have on our business.
We are subject to a number of risks, directly and indirectly through our Cannabis Industry Participants, because cannabis is illegal under federal law.
Cannabis is illegal under federal law. Federal law and enforcement may adversely affect the implementation of medical cannabis and/or adult-use cannabis laws, and may negatively impact our revenues and profits.
Under the CSA, the U.S. Government lists cannabis as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly the manufacturing (cultivation), sale, or possession of cannabis is federally illegal. It is also federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is authorized by federal, state, or local law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich, 532 U.S. 483 (2001), that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. The illegality of cannabis under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding cannabis would likely adversely affect our revenues and results of operations.
Other laws that directly impact the cannabis growers that are end users of certain of our products include:
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Businesses trafficking in cannabis may not take tax deductions for costs beyond costs of goods sold under Code Section 280E. There is no way to predict how the federal government may treat cannabis business from a taxation standpoint in the future and no assurance can be given to what extent Code Section 280E, or other tax-related laws and regulations, may be applied to cannabis businesses in the future.

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Because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, cannabis businesses may have restricted intellectual property and proprietary rights, particularly with respect to obtaining and enforcing patents and trademarks. Our inability to register, or maintain, our trademarks or file for or enforce patents on any of our inventions could materially affect our ability to protect our name, brand and proprietary technologies. In addition, cannabis businesses may face court action by third parties under the Racketeer Influenced and Corrupt Organizations Act (“RICO”). Our intellectual property and proprietary rights could be impaired as a result of our retailers’ and resellers’ involvement with cannabis business, and we could be named as a defendant in an action asserting a RICO violation.

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Similar to the risks relating to intellectual property and proprietary rights, there is an argument that the federal bankruptcy courts cannot provide relief for parties who engage in cannabis. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, due to our retailers’ and resellers’ involvement with cannabis businesses, we may not be able to seek the protection of the bankruptcy courts and this could materially affect our financial performance and/or our ability to obtain or maintain credit.

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Since cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved in the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Any such inability to open or maintain bank accounts may make it difficult for us to operate our business. Under the Bank Secrecy Act (“BSA”), banks must report to the federal government any suspected illegal activity, which includes any transaction associated with a cannabis business. These reports must be filed even though the business is operating legitimately under state law. In addition, due to our retailers’ and resellers’ involvement with cannabis businesses, our existing bank accounts could be closed.

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Insurance that is otherwise readily available, such as general liability and directors and officer’s insurance, may be more difficult for us to find, and more expensive, to the extent we are deemed to operate in the cannabis industry.

The former administration, or any new administration or attorney general, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum rescinding previous guidance (directing U.S. Department of Justice and the U.S. Attorneys’ offices to focus their cannabis enforcement efforts under federal law only in identified priority areas, such as sale to minors, criminal enterprises, and interstate sales). Under the Sessions memorandum, local U.S. Attorneys’ offices retain discretion regarding the prosecution of cannabis activity authorized under state laws and regulations. While former U.S. Attorney General William Barr expressed support for the National Organization to Reform Marijuana Laws (NORML) during his Senate testimony on April 10, 2019, further change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our growth, revenues, results of operations and success generally.
Federal authorities may decide to change their current posture and begin to enforce current federal cannabis law and, if they decide to ignore the principles in the Cole Memorandum and begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. As a result, active enforcement of the current federal regulatory position on cannabis may thus directly or indirectly adversely affect our revenues and profits.
Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on our business, including our reputation and ability to conduct business, the listing of our securities on any stock exchanges, the settlement of trades of our securities, our ability to obtain banking services, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.
Businesses involved in the cannabis industry, and investments in such businesses, are subject to a variety of laws and regulations related to money laundering, financial recordkeeping and proceeds of crimes.
We sell our products through third-party retailers and resellers which do not exclusively sell to the cannabis industry. Investments in the U.S. cannabis industry are subject to a variety of laws and regulations that involve money laundering, financial recordkeeping and proceeds of crime, including the BSA, as amended by the Patriot Act, other anti-money laundering laws, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) of the Treasury Department issued a memorandum (the “FinCEN Memo”) providing guidance to banks seeking to provide services to cannabis businesses. The FinCEN Memo outlines circumstances under which banks may provide services to cannabis businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of U.S. money laundering offenses predicated on cannabis violations of the CSA and outlines extensive due diligence and reporting requirements, which most banks have viewed as onerous. The FinCEN Memo currently remains in place, but it is unclear at this time whether the current administration will continue to follow the guidelines of the FinCEN Memo. Such requirements could negatively affect the ability of certain of the end users of our products to establish and maintain banking connections.
Cannabis Industry Participants are subject to federal and state controlled substance laws and regulations. As a result, we are indirectly subject to a number of risks related to controlled substances.
We sell our products through third-party retailers and resellers which do not exclusively sell to the cannabis industry. Some of our products are sold to Cannabis Industry Participants and used in connection with cannabis businesses that are subject to federal and state controlled substance laws and regulations. Cannabis businesses are subject to a number of risks related to controlled substances, which risks could reduce demand for our products by Cannabis Industry Participants. Such risks include, but are not limited to, the following:
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Cannabis is a Schedule I drug under the CSA and regulated by the Drug Enforcement Administration (the “DEA”) as an illegal substance. The Food and Drug Administration (“FDA”), in conjunction with the DEA, licenses cannabis research and drugs containing active ingredients derived from cannabis. If cannabis were to become legal under federal law, its sale and use could become regulated by the FDA or another federal agency.

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If cannabis were to become regulated by the FDA or another federal agency, extensive regulations may be imposed on the sale or use of cannabis. Such regulations could result in a decrease in cannabis sales and have a material adverse impact on the demand for our products. If we or our Cannabis Industry Participants are unable to comply with any applicable regulations and/or registration prescribed by the FDA, we may be unable to continue to conduct business with retailers and resellers that transact with cannabis businesses and/or our financial condition may be adversely impacted.

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Controlled substance legislation differs between states and legislation in certain states may restrict or limit our ability to sell products to Cannabis Industry Participants. Our Cannabis Industry Participants may be required to obtain separate state registrations, permits or licenses in order to be able to obtain, handle and/or distribute controlled substances in a state. Such state regulatory requirements may be costly and, the failure of such Cannabis Industry Participants to meet such regulatory requirements could lead to enforcement and sanctions by the states in addition to any from the DEA or otherwise arising under federal law. We could be implicated in such enforcement or sanctions because of the sale of our products to such Cannabis Industry Participants.

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The failure of our Cannabis Industry Participants to comply with applicable controlled substance laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the demand for our products and, as a result, the financial results of our business operations and our financial condition.

Furthermore, the Encina Credit Facility restricts our ability to sell our products directly to the cannabis industry. As a result, the Subsidiary Obligors do not sell our products directly to the cannabis industry, cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. See “— Risks Relating to our Indebtedness.”
Intellectual Property
We own 16 issued U.S. design patents, three issued U.S. utility patents, five issued foreign patents and designs, 38 registered U.S. trademarks, and 22 registered foreign trademarks that enable us to position ourselves and our products to a wide range of customers. Our 24 issued patents cover grow lighting and hydroponic systems and components. These issued patents and our registered trademarks allow us to build out our proprietary brand products, which we believe are high quality products and generate higher sales margins than the distributed products that we sell. Our owned U.S. and foreign issued patents are expected to expire between 2021 to 2034.
Our ability to compete effectively depends in part on our rights to trademarks, patents and other intellectual property rights we own or license. We have not sought to register every one of our trademarks either in the United States or in every country in which such mark is used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States with respect to the registered brand names and issued patents we hold. Litigation may be necessary to enforce our intellectual property and proprietary rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe, misappropriate or otherwise violate their intellectual property or proprietary rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources.
We may need to obtain licenses to patents and other intellectual property and proprietary rights held by third parties to develop, manufacture and market our products, if, for example, we sought to develop our products, in conjunction with any patented technology. If we are unable to timely obtain these licenses on commercially reasonable terms (or at all) and maintain these licenses, our ability to commercially market our products, may be inhibited or prevented.
In addition, because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, companies that transact with cannabis businesses may have restricted intellectual property and proprietary rights particularly with respect to obtaining and enforcing patents and trademarks. We do not believe these restrictions apply to our business. However, if we are unable to register, or maintain, our trademarks or file for or enforce patents on any of our inventions, such an inability could materially affect our ability to protect our name, brand and proprietary technologies. See “— Risks Relating to Our Intellectual Property” for more information on the risks associated with intellectual and proprietary rights.
Research and Development
We continually invest in research and development to improve our products, manufacturing processes, packaging and delivery systems. In addition to the benefits of our own research and development, we actively seek ways to leverage the research and development activities of our suppliers and other business partners.
Human Capital
Our continued success depends on management implementing effective human resource initiatives in order to recruit, develop and retain key employees. Currently, we employ 212 employees, including 209 full-time employees and three part-time employees. We also employ 76 temporary workers and 10 independent contractors. None of our employees are subject to collective bargaining agreements, and we have had no labor-related work stoppages. Our retention rate for our full-time employees is approximately six years, and we employ various initiatives to increase employee retention, including offering bonus programs and training opportunities. We strive to foster an innovative and team-oriented culture and view our human capital resources and initiatives as an ongoing priority.
Facilities
We have over 800,000 square feet of distribution space under leases in strategic locations, including six distribution centers in the United States, two distribution centers in Canada and one distribution center in Spain. Our headquarters is located in Petaluma, California, where we operate a key distribution center and a small assembly operation. See “Certain Relationships and Related Party Transactions.” We have in total six facilities in the United States, two in Canada, one in Spain, and one in China.
We believe that our existing facilities are adequate for our needs at this time, although we do plan to open new distribution centers in the future to meet anticipated demand resulting from further deregulation of cannabis and overall market growth.

Legal Proceedings
From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. We are currently not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.
History
Our predecessor company, originally Applied Hydroponics, Inc. was founded in 1977 in Northern California. In 1988, we opened a retail and assembly facility in Philadelphia, PA. We moved our headquarters to Petaluma, CA in 1996 and divested our retail operations in 2002. From 2003 to 2014 we expanded distributions operations by opening distribution centers in Texas, Florida, Southern California, Colorado, and Oregon. In December 2010, Peter Wardenburg and a newly formed ESOP redeemed shares from our founding stockholder. In December 2010, we established operations in Spain with the acquisition of a majority interest in Eltac.
In May 2017, we were acquired by Hydrofarm Investment Corp. (“HIC”), owned by a group of private equity sponsors, including Serruya Private Equity, Hawthorn Equity Partners Inc. and affiliates of Broadband Capital Investments, LLC in a leveraged buyout and recapitalization transaction.
In November 2017, we established distribution operations in Canada with the acquisitions of Eddi’s Wholesale Garden Supplies, Ltd. and the distribution division of Greenstar Plant Products, Inc.
In October 2018, we consummated a private placement offering of 4,929,725 (pre-split: 16,619,616) units (each a “Unit,” and collectively, the “Units”) for gross proceeds of approximately $41.5 million (the “Private Placement”). In connection with the Private Placement, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 1,807,838 (pre-split: 6,094,617) units (the “Concurrent Offering”) and (ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities. The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into HIC, with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”). As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement.
On December 14, 2020, we completed our initial public offering (“IPO”), in which we issued and sold 9,966,667 shares of our common stock, including the full exercise by the underwriters of their option to purchase 1,300,000 additional shares of our common stock, at a public offering price of $20.00 per share, which resulted in net proceeds of $182.3 million after deducting underwriting discounts and commissions and offering expenses. The proceeds from the IPO were used to repay $76.6 million (includes accrued interest and fees of $0.3 million) outstanding under the Term Loan Agreement, $33.4 million (includes accrued interest and fees of $0.2 million) outstanding under the Encina Credit Facility and $3.3 million under the PPP Loan, and to pay $2.6 million to settle the Series A Preferred Stock dividend. Our common stock began trading on the Nasdaq Global Select Market on December 10, 2020.

Corporate Structure
We have been in the business of indoor gardening since Hydrofarm, LLC, (originally, Applied Hydroponics, Inc.), one of our wholly-owned subsidiaries, was formed in the State of California on May 4, 1977. We conduct our business through our wholly-owned, direct and indirect subsidiaries. The chart below depicts our current organizational structure:

MANAGEMENT
Executive Officers and Directors
The table below contains information regarding our directors and executive officers as of the date hereof:
Name	Age	Position
William Toler	61	Chief Executive Officer and Chairman of the Board
Terence Fitch	61	President
B. John Lindeman	50	Chief Financial Officer
Susan P. Peters	67	Director
Patrick Chung	31	Director
Renah Persofsky	62	Director
Richard D. Moss	63	Director
Melisa Denis	57	Director
William Toler — Chief Executive Officer and Chairman of the Board
Mr. Toler has served as our Chief Executive Officer and Chairman of our board of directors since January 1, 2019. Prior to joining Hydrofarm in 2019, Mr. Toler was the Chief Executive Officer of Hostess Brands, Inc. (Nasdaq: TWNK) (“Hostess”), a food and beverage company, from May 2014 to March 2018. Under his leadership, Hostess successfully re-established the iconic Hostess brand as a leader within the sweet baked goods category, returned the company to profitability and transitioned Hostess from a private to public company. Mr. Toler has over 35 years of executive leadership experience in supply chain management and consumer packaged goods, including previously having served as Chief Executive Officer of AdvancePierre Foods, from September 2008 to August 2013, and President of Pinnacle Foods. He has also held executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. Mr. Toler served on the board of directors of Collier Creek Holdings from September 2018 to September 2020, Hostess Brands from May 2014 to March 2018, AdvancePierre Foods from 2008 to 2013 and Pinnacle Foods from 2007 to 2008. In addition, Mr. Toler has also served as a senior advisor at Oaktree Capital Management, an investment management firm, from September 2013 to April 2014. Mr. Toler holds a B.A. in Business Management and Economics from North Carolina State University. Mr. Toler was selected to serve as Chairman of our board of directors because of his 35 years of executive leadership experience in supply chain management and consumer packaged goods.
Terence Fitch — President
Mr. Fitch has served as our President since March 4, 2019. Mr. Fitch has more than 30 years of marketing, sales, finance, manufacturing, supply chain, media and supervisory experience in the beverage industry. Prior to joining Hydrofarm in 2019, Mr. Fitch spent 18 years in Coca Cola’s senior management beginning in 1994, first as Regional Vice President of Sales and Marketing of the Gulf States, then as Division Vice President and General Manager, and finally as Senior Vice President and General Manager of the Western Region, responsible for a team of 13,500 sales, strategy, marketing, operations, manufacturing, supply chain, and analytical professionals, and accountable for annual sales in excess of $4.2 billion. Mr. Fitch also served as Senior Vice President and General Manager of the Western Region of Coca Cola Refreshments from 2010 to 2013. In 2013, Mr. Fitch founded Drink Teck, LLC, a functional beverage company, where he served as its Chief Executive Officer. Mr. Fitch has also served on the board of directors of the Harold Pump Foundation, on the C-5 Youth Foundation, on the USC Food Management Council, and on the Coca Cola Scholars Foundation. Mr. Fitch holds a B.S. in finance and marketing from Arizona State University.
B. John Lindeman — Chief Financial Officer
Mr. Lindeman has served as our Chief Financial Officer since March 2020. From August 2015 until assuming his current role at Hydrofarm Holdings in March 2020, Mr. Lindeman served as Chief Financial Officer and Corporate Secretary at Calavo Growers, Inc. (Nasdaq-GS: CVGW) (“Calavo”), a global avocado- industry leader and expanding provider of valued-added fresh food, where he was responsible for the finance, accounting, IT and human resource functions. Prior to joining Calavo, Mr. Lindeman held various leadership positions within the finance and investment banking industries, including serving as managing director at Sageworth Trust Company, a family office and private trust company, from March 2015 to July 2015, managing director and co-head of the consumer and retail group at Janney Montgomery Scott from August 2009 to March 2015, managing director at Stifel Nicolaus from December 2005 to August 2009 and principal at Legg Mason from October 1999 to December 2005. Prior to joining Legg Mason, he was a Manager at PricewaterhouseCoopers LLP from August 1996 to October 1999. Mr. Lindeman has also served as a director of Utz Brands, Inc. (NYSE: UTZ) since September 2020. Mr. Lindeman is a Chartered Financial Analyst and holds a B.S. in Business Administration from the University of Mary Washington.
Susan P. Peters — Director
Ms. Peters has served as our director since November 10, 2020. Previously, she was the Senior Vice President of Human Resources for General Electric Company (“GE”) from July 2013 until December 2017 after which she retired following 38 years of service. In her role as Chief Human Resource Officer (“CHRO”), Ms. Peters was a member of GE’s senior leadership team. From 2001 to 2007 Ms. Peters served as GE’s Vice President of Executive Development and served as Chief Learning Officer since 2007. In her role as the CHRO, Ms. Peters oversaw all aspects of the Human Resource function for GE’s workforce of approximately 325,000 employees in 175 countries. She was responsible for all of GE’s talent acquisition, talent development, learning, compensation and benefits, payroll, union relations, and security. Approximately 5,000 human resource employees worked under her leadership. Ms. Peters was first appointed as an officer at GE in 1997. Ms. Peters was a founding member of the GE Women’s Network and was also a member of the GE Foundation Board and the GE Pension Board. Ms. Peters also served on the National Board of Directors of Girl Scouts of the USA from 2008 until 2017. She is currently a member of the Loews Corporation (NYSE) board of directors. Ms. Peters received her B.A. from St. Mary’s College, Notre Dame and her Masters in Education from the University of Virginia. Ms. Peters was selected to serve on our board of directors because of her expertise in leadership and development and her experience serving as an officer of a global industrial company.
Patrick Chung — Director
Mr. Chung has served as our director since November 10, 2020. Mr. Chung currently serves as the Vice President of Finance at Serruya Private Equity Inc., which he joined in March 2018. In his role as Vice President, Mr. Chung oversees financial reporting and asset management for the fund, leads the real estate investments team, and plays a strategic role in the growth of investee companies. Previously, Mr. Chung was the Director of Finance for Inside Edge Properties Ltd. from March 2017 to March 2018. From January 2015 to March 2017, Mr. Chung served as the Assistant Manager of Finance Advisory for Deloitte. Prior to January 2015, Mr. Chung served as an Associate of Risk Assurance Services at PricewaterhouseCoopers Canada. In December 2015, Mr. Chung was designated as a Chartered Professional Accountant (“CPA”) by the Chartered Professional Accountants of Ontario. Mr. Chung received his Bachelor of Accounting and Finance and Minor in Economics from the University of Waterloo in December 2011 and his Masters of Accounting from the University of Waterloo in August 2012. Mr. Chung was selected to serve on our board of directors because of his expertise in financial accounting and investment management.
Renah Persofsky — Director
Ms. Persofsky has served as our director since November 10, 2020. Ms. Persofsky has over 40 years of business experience. Ms. Persofsky has served as the Chief Executive Officer of Strajectory Corp. since 2010 and as an executive consultant of Canadian Imperial Bank of Commerce since 2011. Ms. Persofsky has also served as the Chairwoman of BookJane Inc. since October 2016, a director of Aphria Inc. since October 2017 and the Vice Chairwoman and Lead Director since October 2019, and the Chairwoman of Green Gruff Inc. since July 2019. Ms. Persofsky has also previously served as an executive consultant to many iconic brands including Tim Hortons, Canadian Tire, Canada Post and Interac, and was an executive officer of the Bank of Montreal. Ms. Persofsky previously co-chaired the Canadian Minister’s Advisory Committee on Electronic Commerce, as well as served as a special advisor to the Minister of Foreign Affairs and Trade. Ms. Persofsky received her degree from the Rotman School of Management at the University of Toronto. Ms. Persofsky was selected to serve on our board of directors because of her global business, e-commerce expertise, and her experience with the cannabis industry.

Richard D. Moss — Director
Mr. Moss has served as our director since November 10, 2020. Mr. Moss served as Chief Financial Officer of Hanesbrands Inc., a leading Fortune 500 apparel company, from October 2011 until October 2017, after which he served in an advisory role at Hanesbrands until his retirement on December 31, 2017. Prior to his appointment as Chief Financial Officer, Mr. Moss led several key financial functions, including treasury and tax, at Hanesbrands from 2006 to 2011. From 2002 to 2005, Mr. Moss served as Vice President and Chief Financial Officer of Chattem Inc., a leading marketer and manufacturer of branded over-the-counter health-care products, toiletries and dietary supplements. Since January 2018, Mr. Moss has also served as a senior advisor to Nexo Capital Partners. Mr. Moss has served as a director of Winnebago Industries, Inc., a leading U.S. recreational vehicle manufacturer, since February 2017 and has served as a director of Nature’s Sunshine Products, Inc. since May 2018. Mr. Moss received a B.A. and an M.B.A from Brigham Young University. Mr. Moss was selected to serve on our board of directors because of his significant financial and corporate governance experience, including experience with public, consumer-oriented companies.
Melisa Denis — Director
Ms. Denis has served as our director since November 20, 2020. Ms. Denis is currently President of Miracle Pointe Development, a real estate development company. Ms. Denis previously served as a partner at KPMG from 1998 to October 2020, including as National Tax Leader for Consumer Goods and as the leader of the Consumer and Industrial Market for Dallas. Ms. Denis has served as a member of the Board of Regents for the University of North Texas System since January 2020, an advisory board member of Women Corporate Directors since 2011, and a board member of Enactus, a global non-profit, since 2019. Ms. Denis is a Certified Public Accountant and received her degree in accounting and her Masters of accounting and tax from the University of North Texas. Ms. Denis was selected to serve on our board of directors because of her significant financial and tax experience, including experience with companies in the consumer goods industry.
Family Relationships
There are no family relationships between any of our directors or executive officers.
Investor Rights Agreement and Placement Agent Agreement
All of our directors were previously appointed pursuant to an investor rights agreement (the “Investor Rights Agreement”) entered into with, among others, Serruya Private Equity, HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund I, LP, Arch Street Holdings I, LLC, Payne Capital Corp., the Wardenburg Family Trust and A.G.P./Alliance Global Partners and SternAegis Ventures (collectively, the “Sponsors”). The Investor Rights Agreement was amended in November 2020 (as amended, the “Amended Investor Rights Agreement”) to eliminate most rights, except for certain registration rights.
In connection with the Private Placement, we entered into a placement agent agreement (the “Placement Agent Agreement”) with A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”). The Placement Agent Agreement provides the Placement Agents with the right to appoint a director to our board of directors (the “PA Director”). Adam Stern, one of our former directors, was as the PA Director pursuant to the Placement Agents’ rights under the Placement Agent Agreement. We have agreed to engage the Placement Agents as our warrant solicitation agent in the event the Investor Warrants are called for redemption and shall pay a warrant solicitation fee to the Placement Agents equal to five (5%) percent of the amount of net cash proceeds solicited by the Placement Agents upon the exercise of the Investor Warrants following such call for redemption.
Leadership Structure of Our Board of Directors
Our board of directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The primary responsibility of our board of directors is to oversee our management and, in doing so, serve our best interests and the best interests of our stockholders. Our board of directors selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. Our board of directors also participates in decisions that have a potential major economic impact on us. Management keeps the directors informed of company activity through regular communication, including written reports and presentations at board of directors and committee meetings.
We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined. However, we have determined that it is in our best interest and the best interest of our stockholders to appoint Mr. Toler as our Chairman and Chief Executive Officer.
Our officers are appointed by our board of directors and hold office until they resign or are removed from office by the board of directors.
Ms. Peters, Ms. Persofsky, Mr. Chung, Mr. Moss and Ms. Denis qualify as independent directors.
Classified Board of Directors
We have adopted an amendment to our amended and restated certificate of incorporation which provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:
•
the Class I directors will be Mr. Toler and Mr. Chung and their terms will expire at the annual meeting of stockholders to be held in 2021;

•
the Class II directors will be Ms. Persofsky and Ms. Denis and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•
the Class III directors will be Mr. Moss and Ms. Peters and their terms will expire at the annual meeting of stockholders to be held in 2023.

Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.
This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.      See the section titled “Description of Capital Stock — Anti-Takeover Provisions — Classified Board of Directors.”
Committees of the Board of Directors
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.
Audit Committee
Our board of directors has established an audit committee of the board of directors. Mr. Moss (Chair), Ms. Persofsky and Ms. Denis serve as members of our audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent.
Each member of the audit committee is financially literate and our board of directors has determined that qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
Our audit committee charter details the principal functions of the audit committee, including:
•
the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•
resolving any disagreements between management and the independent auditor regarding financial reporting;

•
pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•
reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•
setting clear hiring policies for employees or former employees of the independent auditors;

•
setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•
seeking information that we require from employees or any of our direct or indirect subsidiaries (each, a “Subsidiary”), all of whom are directed to cooperate with the audit committee’s requests, or external parties;

•
meeting with any of our officers or employees (or officers or employees of any Subsidiary), the independent auditor or outside counsel, as necessary, or request that any such persons meet with any members of, or advisors or consultants to, the audit committee;

•
obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction;

•
overseeing that management has established and maintained processes to assure compliance by us with applicable laws, regulations and corporate policy; and

•
reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
Our board of directors has established a compensation committee of the board of directors. Ms. Peters (Chair) and Mr. Chung serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Ms. Peters and Mr. Chung are independent.
Our compensation committee charter details the principal functions of the compensation committee, including:
•
discharging the responsibilities of the board of directors relating to compensation of our directors and executive officers;

•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•
reviewing and approving on an annual basis the compensation of all of our other officers;

•
reviewing on an annual basis our executive compensation policies and practices;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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periodically review executive supplementary benefits and, as appropriate, our retirement, benefit, and special compensation programs;

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overseeing the annual process of evaluation of the performance of our management;

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if required, producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing and recommending compensation of the directors, including with respect to any equity- based plans.

The compensation committee charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Nominating and Corporate Governance Committee
Our board of directors has established a nominating and corporate governance committee of the board of directors. Ms. Persofsky (Chair) and Mr. Chung serve as members of our nominating and corporate governance committee. Ms. Persofsky and Mr. Chung meet the requirements for independence under the listing standards of the Nasdaq and SEC rules and regulations.
Our nominating and corporate governance committee charter details the principal functions of the nominating and corporate governance committee, including:
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evaluating the current composition, organization and governance of the board of directors and its committees, and making recommendations to the board of directors for approval;

•
annually reviewing for each director and nominee to the board of directors, the particular experience, qualifications, attributes or skills that contribute to the conclusion that the person should serve or continue to serve as our director, as well as how the directors’ skills and background enable them to function well together as a board of directors;

•
determining desired board member skills and attributes and conducting searches for prospective directors whose skills and attributes reflect those desired;

•
evaluating and proposing nominees for election to the board of directors with a view to establishing a well-rounded, diverse, knowledgeable, and experienced board of directors;

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administering the annual board of directors performance evaluation process, including conducting surveys of director observations, suggestions and preferences;

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evaluating and making recommendations to the board of directors concerning the appointment of directors to our committees, the selection of our committee chairs, and proposal of the slate of directors for election to the board of directors;

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overseeing the process of succession planning for the Chief Executive Officer and, as warranted, other senior officers;

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developing, adopting and overseeing the implementation of our code of business conduct and ethics for all of our directors, executive officers and employees;

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reviewing and maintaining oversight of matters relating to the independence of board of directors and committee members, keeping in mind the independence standards of the Sarbanes-Oxley Act of 2002 and the rules of Nasdaq;

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overseeing and assessing the effectiveness of the relationship between the board of directors and our management; and

•
overseeing our environmental, social and governance (“ESG”) strategy, initiatives and policies, which will include receiving periodic reports from management regarding our ESG efforts and periodically providing reports to the board of directors on ESG matters.

Board Diversity
Our nominating and corporate governance committee is responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and corporate governance committee will consider factors including, without limitation, issues of character, integrity, judgment, potential conflicts of interest, other commitments and diversity, and with respect to diversity, such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.
Code of Conduct and Ethics
Our board of directors has adopted a code of conduct and ethics and whistle blower policy that applies to all of our employees, officers and directors. The full text of our code of conduct and ethics and whistle blower policy is posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act. Our code of conduct and ethics and whistle blower policy also addresses conflicts of interest that may arise between our business and the future business activities of our directors, executive officers or employees.
Board’s Role in Risk Oversight
Effective risk oversight is an important priority of the board of directors. Because risks are considered in virtually every business decision, the board of directors discusses risk throughout the year generally or in connection with specific proposed actions. The board of directors’ approach to risk oversight includes understanding the critical risks in our business and strategy, evaluating our risk management processes, allocating responsibilities for risk oversight among the full board of directors, and fostering an appropriate culture of integrity and compliance with legal responsibilities.

EXECUTIVE AND DIRECTOR COMPENSATION
Summary Compensation Table
The following table contains information concerning the compensation during each of the two years ended December 31, 2020 and 2019 to persons covered by Item 402(m)(2) of Regulation S-K (the “Named Executive Officers”).
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
William Toler, Chief Executive Officer and Chairman of the Board(3)	2020	519,231	—	—	—	—	—	16,881	536,112
	2019	475,243	—	7,497,636	—	—	—	14,308	7,987,187
Terence Fitch, President(4)	2020	311,539	—	—	—	—	—	23,947	335,486
	2019	237,945	—	1,795,242	—	—	—	16,715	2,049,902
B. John Lindeman, Chief Financial Officer(5)	2020	374,519	100,000	2,440,327	—	—	—	16,412	2,931,258
	2019	—	—	—	—	—	—	—	—

(1)
The amounts reported in the “Stock Awards” column represent grant date fair value of the restricted stock units (“RSUs”) granted to the Named Executive Officers during the fiscal years ended December 31, 2020 and December 31, 2019 as computed in accordance with FASB Accounting Standards Codification Topic 718. Note that the amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the Named Executive Officers from the RSUs.

(2)
“Other Compensation” consists of health insurance premiums.

(3)
Mr. Toler joined the Company as Chief Executive Officer and Chairman of the Board in January 2019. Mr. Toler was granted 1,034,431 and 413,772 RSUs in January 2019 and December 2019, respectively.

(4)
Mr. Fitch joined the Company as President in March 2019. Mr. Fitch was granted 372,395 RSUs in April 2019.

(5)
Mr. Lindeman joined the Company as Chief Financial Officer in March 2020. Mr. Lindeman was granted 402,151 RSUs in March 2020.

Narrative Disclosure to Summary Compensation Table
Executive Employment Agreements
The following description relates to employment agreements between us and our executive officers. William Toler — Chief Executive Officer
In February 2019, we entered into an employment agreement with Mr. Toler, to serve as Chairman and Chief Executive Officer. Mr. Toler’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Toler. Under the provisions of the agreement, Mr. Toler’s base salary was $500,000 per year which was voluntarily reduced to $150,000 per year through September 30, 2019, at which time Mr. Toler’s base salary reset to $500,000. The agreement also includes an annual performance and retention bonus of up to fifty percent of his base salary rate based upon our board of directors’ assessment of his performance and our attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Toler’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Toler resigns for good reason (as defined in the employment agreement), Mr. Toler will (i) have the right to receive an amount equal to the greater of $250,000 or six months of his base salary and the reimbursement of health premiums until the earlier of six months following termination, the date on which healthcare coverage is obtained from another source or until he ceases to be entitled to continuing coverage under our health plan, (ii) receive a salary true-up bonus if his employment terminates before September 30, 2019, which will be equal to a pro-rated payment of $350,000 based upon his length of service and (iii) have all unvested equity awards held by him which vest over the twelve month period following his termination immediately vest and forfeit all other unvested equity awards. If Mr. Toler resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Toler’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive (i) his base salary accrued through his last day of employment, (ii) any unused vacation (if applicable) accrued through his last day of employment, (ii) any earned but unpaid annual bonus for the calendar year ended immediately prior to his last day of employment and (iv) reimbursement of any reimbursed business expenses. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us.
Mr. Toler’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Toler from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Toler will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.
Terence Fitch — President
In March 2019, we entered into an employment agreement with Mr. Fitch, to serve as President. Mr. Fitch’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Fitch. Under the provisions of the agreement, Mr. Fitch’s base salary was $300,000 per year which was voluntarily reduced to $150,000 per year until September 30, 2019, at which time Mr. Fitch’s base salary reset to $300,000. The agreement also includes an annual performance and retention bonus of up to fifty percent of his base salary rate based upon our board of directors’ assessment of his performance and our attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Fitch’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Fitch resigns for good reason (as defined in the employment agreement), Mr. Fitch will (i) have the right to receive an amount equal to the greater of $150,000 or six months of his base salary and the reimbursement of health premiums until the earlier of six months following termination, the date on which healthcare coverage is obtained from another source or until he ceases to be entitled to continuing coverage under our health plan, (ii) receive a salary true-up bonus if his employment terminates before September 30, 2019, which will be equal to a pro-rated payment of $150,000 based upon his length of service and (iii) have all unvested equity awards held by him which vest over the twelve month period following his termination immediately vest and forfeit all other unvested equity awards. If Mr. Fitch resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Fitch’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive (i) his base salary accrued through his last day of employment, (ii) any unused vacation (if applicable) accrued through his last day of employment, (ii) any earned but unpaid annual bonus for the calendar year ended immediately prior to his last day of employment and (iv) reimbursement of any reimbursed business expenses. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us.
Mr. Fitch’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Fitch from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Fitch will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.

B. John Lindeman — Chief Financial Officer
In February 2020, we entered into an offer letter with Mr. Lindeman, to serve as Chief Financial Officer. Mr. Lindeman’s offer letter provides for, among other things, base salary, annual performance bonus and severance payments. Under the provisions of the offer letter, Mr. Lindeman’s base salary is $475,000 per year. The offer letter also includes an annual performance bonus of up to fifty percent of Mr. Lindeman’s base salary rate based upon our board of directors’ assessment of his performance and our attainment of goals as determined by our board of directors and guarantees fifty percent of the pro-rated amount of the annual performance bonus for his first year of employment. The offer letter also includes an award of restricted stock units equal to 1.75% of the Company which vests over four years as follows: 25% vest after a 12-month service period following the award, and the balance vest in equal monthly installments over the next 36 months of service. Under the offer letter, Mr. Lindeman’s employment is at will. If Mr. Lindeman’s employment is terminated, Mr. Lindeman will (i) be paid cash severance of an amount equal to the greater of (x) $237,500 or (y) six months of his base salary in effect as of the date of separation and (ii) have all unvested equity awards held by him which vest over the twelve month period following his termination immediately vest and forfeit all other unvested equity awards.
Outstanding equity awards at 2020 fiscal year end
Outstanding Equity Awards at Fiscal Year-End
	Option Awards					Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Exercise Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William Toler, Chief Executive Officer and Chairman of the Board(2)	—	—	—	—	—	892,197	46,911,718	—	—
Terence Fitch, President(3)	—	—	—	—	—	209,473	11,014,090	—	—
B. John Lindeman, Chief Financial Officer(4)	—	—	—	—	—	402,151	21,145,100	—	—

(1)
Represents the fair market value of shares that were unvested as of December 31, 2020. The fair market value is based on the closing price on December 31, 2020 of $52.58 per share.

(2)
These restricted stock units (“RSUs”) vest over four years, with 25% vesting on the first anniversary of the respective grant date and the remainder vesting in 12 equal quarterly installments thereafter. 1,034,431 RSUs were granted on January 11, 2019 and 413,772 RSUs were granted on December 19, 2019.

(3)
These RSUs vest over four years, with 25% vesting on April 10, 2020, the first anniversary of the grant date, and the remainder vesting in 12 equal quarterly installments thereafter. 372,395 RSUs were granted on April 10, 2019.

(4)
Mr. Lindeman joined the Company as Chief Financial Officer in March 2020. Mr. Lindeman was granted 402,151 RSUs in March 2020. 25% of these RSUs will vest on March 16, 2021 and 1/48th of the RSUs will vest every month thereafter.

Equity Awards during fiscal 2020
During the year ending December 31, 2020, we made awards of 829,926 RSUs and options to purchase up to 150,119 shares of common stock. Of such awards, awards in the aggregate of 74,152 shares of common stock without any continued vesting or performance conditions, were made to certain executive officers and former directors (some of who were also our principal stockholders) and their affiliates: 14,831 RSUs each to Mr. Adam Stern, Mr. Chris Payne, Mr. John Tomes and a former employee of Serruya Private Equity and 3,707 RSUs each to Mr. Jack Serruya, Mr. Aaron Serruya, Mr. Michael Serruya and Mr. Simon Serruya. In addition, an award of 296,630 RSUs was made to Mr. Michael Rapoport which vests over time and only vests if certain trading price objectives are met following the offering. An aggregate of 205,302 of such awards were made subsequent to the quarter ended September 30, 2020 and, accordingly, the compensation expense related to such awards has not been reflected in our financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Selling, general and administrative expenses.”
Aggregated Option Exercises and Fiscal Year-End Option Value
No options were exercised during the year ended December 31, 2019.
Directors’ Compensation
In October 2020, our board of directors adopted a new compensation policy for our directors. This policy was developed with input from our independent compensation consultant, Korn Ferry, regarding practices and compensation levels at comparable companies. It is designed to attract, retain and reward non- employee directors.
Under this director compensation policy, each non-employee director receives an annual director fee of $50,000. The chair of our audit committee is paid an additional fee of $25,000, the chair of our compensation committee is paid an additional fee of $15,000, and the chair of our nominating and corporate governance committee is paid an additional fee of $10,000. Each director also receives annual equity awards on the date of each annual meeting of our stockholders with a grant date value of $100,000 which will vest after one year of service, provided that the initial grant value is $50,000 which will vest after six months of service.
Board Observers
The Placement Agent Agreement provides the Placement Agents with the right to nominate one person to act as an observer on our board of directors and to attend all meetings of the board of directors in a nonvoting observer capacity and, in this respect, we are obligated to give such persons a copy of all notices, minutes, consents, and other materials that the board of directors provides to its directors at the same time and in the same matter provided to such directors.
Director and Officer Indemnification Agreements and Insurance
We have entered into indemnification agreements with each of our directors and executive officers (the “Indemnification Agreements”). Such Indemnification Agreements provide for indemnification against expenses, judgments, fines and penalties actually and reasonably incurred by an indemnitee in connection with threatened, pending or completed actions, suits or other proceedings, subject to certain limitations. The Indemnification Agreements also provide for the advancement of expenses in connection with a proceeding prior to a final, non-appealable judgment or other adjudication, provided that the indemnitee provides an undertaking to repay to us any amounts advanced if the indemnitee is ultimately found not to be entitled to indemnification by us. The Indemnification Agreements set forth procedures for making and responding to requests for indemnification or advancement of expenses, as well as dispute resolution procedures that will apply to any dispute between us and an indemnitee arising under the Indemnification Agreements.
We maintain directors’ and officers’ liability insurance coverage for our directors and officers in their capacities as our directors and officers.
Equity Incentive Plans
Our 2018, 2019 and 2020 Equity Incentive Plans were established to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with the opportunity to acquire a proprietary interest in us and to their interests and efforts to the long-term interests of our stockholders. On August 22, 2018, the board of directors adopted our 2018 Equity Incentive Plan, on December 19, 2019, the board of directors adopted the 2019 Equity Incentive Plan and on November 10, 2020, the board of directors adopted the 2020 Equity Incentive Plan (collectively, the “Plans”). The Plans provide for, among other things, grants of restricted stock units, stock options, restricted stock and other stock-based awards to employees, directors, consultants and other individuals who provide services to us and our affiliates. As of September 30, 2020, we have 2,586,080 and 1,034,431 shares of our common stock reserved for issuance under the 2018 Equity Incentive Plan and under the 2019 Equity Incentive Plan, respectively. Since our 2020 Equity Incentive Plan has been approved by our stockholders, we do not intend to make any additional grants under the 2018 and 2019 Equity Incentive Plans.
Administration.   The Plans are administered by the board of directors. Notwithstanding the foregoing, the board of directors may delegate concurrent responsibility for administering each plan, including with respect to designated classes of persons eligible to receive an award under each plan, to a committee or committees (which term shall include subcommittees) consisting of one or more members of the board of directors, subject to such limitations as the board of directors deems appropriate.
Authorized Shares.   Subject to the provisions of our 2020 Equity Incentive Plan, the number of shares available for issuance under the 2020 Equity Incentive Plan will be increased on January 1 of each year, beginning on January 1, 2021, and ending on January 2, 2030, in an amount equal to the lesser of (i) 4% of the outstanding shares of our common stock on such date or (ii) such number of shares determined by the plan administrator.
Plan Term. The 2018 Equity Incentive Plan, the 2019 Equity Incentive Plan, and the 2020 Equity Incentive Plan will terminate on August 22, 2028, December 19, 2029, and November 10, 2030, respectively.
Types of Awards.   The Plans permit the award of options, stock appreciation rights, stock awards, restricted stock, stock units, performance shares, performance units, cash-based awards or other incentives payable in cash or in shares of common stock, as may be designated by the plan administrator.
Evidence of Awards.   Awards under the Plans shall be evidenced by a written, including an electronic, instrument that shall contain such terms, conditions, limitations and restrictions as the plan administrator shall deem advisable and that are not inconsistent with the plan.
Dividends and Distributions.   Participants may, if the plan administrator so determines, be credited with dividends or dividend equivalents paid with respect to shares of common stock underlying an award in a manner determined by the plan administrator in its sole discretion in accordance with the Plans.
Eligibility.   Under the 2018 Equity Incentive Plan, an award may be granted to any of our employees, officers or directors or any entity that, directly or indirectly, is in control of, is controlled by, or is under common control with us (a “related company”), whom the plan administrator from time to time selects. Certain awards may also be granted to any consultant, agent, advisor or independent contractor for bona fide services rendered to us or a related company. Under each of the 2019 and 2020 Equity Incentive Plan, an award may be granted to any of our employees, directors or consultants or of any corporation or other entity which, for the purposes of Section 424 of the Code, is our parent or subsidiary, direct or indirect (an “affiliate”).
Option Exercise Price.   Options shall be granted with an exercise price per share not less than 100% of the fair market value of the common stock on the grant date and, with an exercise price per share not less than 110% of the fair market value of the common stock on the grant date, for options granted to a 10% stockholder).
Term of Options.   Subject to earlier termination in accordance with the terms of the Plans and the instrument evidencing the option, the maximum term of the option shall be ten years from the grant date.
Exercise of Options.   The plan administrator shall establish and set forth in each instrument that evidences the option the time at which, or the installments in which, the option shall vest and become exercisable. To the extent an option becomes exercisable, the option may be exercised in whole or from time to time in part by delivery to or as directed or approved by us of a properly executed stock option exercise agreement or notice, in a form and in accordance with procedures established by the plan administrator. An option may be exercised only for whole shares and may not be exercised for less than a reasonable number of shares at any one time, as determined by the plan administrator.
Stock Appreciation Rights.   The plan administrator may grant stock appreciation rights to participants at any time on such terms and conditions as the plan administrator shall determine in its sole discretion. A stock appreciation right may be granted in tandem with an option or alone. The grant price of a tandem stock appreciation right shall be equal to the exercise price of the related option. The grant price of a freestanding stock appreciation right shall be established in accordance with the procedures for options set forth in the plan. A stock appreciation right may be exercised upon such terms and conditions and for the term as the plan administrator determined in its sole discretion.
Term of Stock Appreciation Rights.   The maximum term for a freestanding stock appreciation right shall be ten years. The maximum term for a tandem stock appreciation right shall be the term of the related option.
Payment of Stock Appreciation Right Amount.   Upon the exercise of the stock appreciation right, a participant shall be entitled to receive payment in an amount determined by multiplying (i) the difference between the fair market value of the common stock on the date of exercise over the grant price of the stock appreciation right by (ii) the number of shares with respect to the which the stock appreciation right is exercised.
Stock Awards, Restricted Stock and Stock Units.   The plan administrator may grant stock awards, restricted stock and stock units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with us or a related company or the achievement of any performance goals, as the plan administrator shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the award.
Vesting of Restricted Stock and Stock Units.   Upon satisfaction of any terms, conditions and restrictions prescribed with respect to restricted stock or stock units, or upon a participant’s release from any terms, conditions and restrictions on restricted stock or stock units, as determined by the plan administrator, (i) the shares covered by each award of restricted stock shall become freely transferable by the participant subject to the terms and conditions of the plan, the instrument evidencing the award, and applicable securities laws, and (ii) stock units shall be paid in shares of common stock or, if set forth in the instrument evidencing the awards, in cash or a combination of cash and shares of common stock.
Performance Shares.   The plan administrator may grant awards of performance shares, designate to whom the performance shares are to be awarded and determine the number of performance shares and the terms and conditions of each such award. Performance shares shall consist of a unit valued by reference to a designated number of shares of common stock, the value of which may be paid to the participant by delivery of shares of common stock, or, if set forth in the instrument evidencing the awards, of such property as the plan administrator shall determine, including, without limitation, cash, shares of common stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the plan administrator.
Performance Units.   The plan administrator may grant awards of performance units, designate the participants to whom performance units are to be awarded and determine the number of performance units and the terms and conditions of each such award. performance units shall consist of a unit valued by reference to a designated amount of property other than shares of common stock, which value may be paid to the participant by delivery of such property as the plan administrator shall determine, including, without limitation, cash, shares of common stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the plan administrator, and other terms and conditions specified by the plan administrator.
Other Stock or Cash-Based Awards.   Subject to the terms of the plan and such other terms and conditions as the plan administrator deems appropriate, the plan administrator may grant other incentives payable in cash of shares of common stock under the applicable plan.

Restrictions on Transfer.   No award or interest in an award may be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by a participant or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent the participant designates one or more beneficiaries on our approved form who may exercise the award or receive payment under the award after the participant’s death. During a participant’s lifetime, an award may be exercised only by the participant. Notwithstanding the foregoing, and to the extent permitted by Section 422 of the U.S. Internal Revenue Code of 1986, as amended, with respect to incentive stock options, the plan administrator, in its sole discretion, may permit a participant to assign or transfer an award, subject to such terms and conditions as the plan administrator shall specify.
Adjustment of Shares.   In the event that, at any time or from time to time, a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in our corporate or capital structure results in (a) outstanding shares of common stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of our securities or any other company or (b) new, different or additional securities of ours or any other company being received by the holders of shares of common stock, then the plan administrator shall make proportional adjustments in (i) the maximum number and kind of securities available for issuance under the plan; (ii) the maximum number and kind of securities issuable as incentive stock options; and (iii) the number and kind of securities that are subject to any outstanding award and the per share price of such securities, without any change in the aggregate price to be paid therefor.
Amendment, Suspension or Termination.   The board of directors or an authorized committee thereof may amend, suspend or terminate the plan or any portion of the plan at any time and in such respects as it shall deem advisable; provided, however, that, to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required for any amendment to the plan; and provided, further, that the board of directors shall be required to approve any amendment that requires stockholder approval. Subject to the terms of the plan, the board of directors or an authorized committee thereof may amend the terms of any outstanding award, prospectively or retroactively.
Change in Control.   Under the 2018 Equity Incentive Plan, upon a merger or other reorganization event, the board of directors may, it its sole discretion, take any one or more of the following actions pursuant to the plan, as to some or all outstanding awards:
•
provide that all outstanding options shall be assumed or substituted by the successor corporation, in the event that such outstanding options are not assumed or substituted by the successor corporation, such options shall become fully vested and exercisable or payable and all applicable restrictions or forfeiture provisions shall lapse;

•
all performance based awards earned and outstanding shall be payable in full in accordance with the payout schedule in the award instrument; and

•
in lieu of the foregoing, all performance based awards may also be terminated by the board of directors, its is sole discretion, and the holder shall receive a cash payment equal to the consideration payable upon consummation of such transaction to a holder of the number of shares of common stock comprising such award.

Under each of the 2019 and 2020 Equity Incentive Plan, upon a merger or other reorganization event, the board of directors may, it its sole discretion, take any one or more of the following actions pursuant to the plans, as to some or all outstanding awards:
•
provide that all outstanding options shall be assumed or substituted by the successor corporation;

•
upon written notice to a participant provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•
in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;

•
provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event; and

•
with respect to stock grants and in lieu of any of the foregoing, the board of directors or an authorized committee may provide that, upon consummation of the transaction, each outstanding stock grant shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such transaction to a holder of the number of shares of common stock comprising such award (to the extent such stock grant is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of our board of directors or an authorized committee, all forfeiture and repurchase rights being waived upon such transaction).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of transactions since January 1, 2017, to which we were a party in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or the consideration that we paid or received, as applicable, in connection with the transactions described below are comparable to terms available or amounts that would be paid or received, as applicable, in arms’-length transactions with parties unrelated to us.
McDowell Lease Agreement
The Petaluma HQ is leased, in part, from one of our former directors and one of our principal stockholders, Peter Wardenburg through his ownership interests in McDowell Group, LLC (“McDowell Group”). Mr. Wardenburg owns 50% of McDowell Group. We lease the Petaluma HQ on a month-to-month basis. In 2019, 2018 and the period from inception (March 21, 2017) to December 31, 2017 (the “2017 Stub Period”), aggregate rent expense totaled approximately $1.3 million, $1.2 million and $1.4 million, respectively. For the nine months ended September 30, 2020, aggregate rent expense totaled approximately $1.0 million.
Management Agreements
On May 12, 2017, we entered into management agreements (the “Management Agreements”) with Hawthorn Equity Partners Inc. (“Hawthorn Equity”), an affiliate of our 5% shareholder, Hawthorn LP and JAMS Holdings LLC (“JAMS”) an affiliate of our greater than 5% shareholder, Serruya Private Equity. Pursuant to the Management Agreements, Hawthorn Equity and JAMS provided us with various management services, including transaction advisory, financial and management consulting services. In consideration for these services, the management fees payable to Hawthorn Equity and JAMS annually were approximately $139,000 and $711,000, respectively, in addition to certain costs and expenses incurred while rendering the services stipulated in the Management Agreements. Pursuant to the Management Agreements, we incurred aggregate management fees and reimbursable expenses of nil, $271,000 and $541,000 for the years ended December 31, 2019 and 2018 and the 2017 Stub Period. Certain of our current directors, Chris Payne and John Tomes, are affiliates of Hawthorn LP, and certain of our former directors, Michael Serruya, Arron Serruya and Simon Serruya are affiliates of Serruya Private Equity. Total management fees paid to Hawthorn Equity for fiscal years 2019 and 2018 and the 2017 Stub Period were nil, $35,000 and $88,000, respectively. Total management fees paid to JAMS for fiscal years 2019 and 2018 and the 2017 Stub Period were nil, $178,000 and $453,000, respectively.
The Management Agreements were terminated in October 2018.
Cader Sublease
The Cader Lane Warehouse is leased, in part, from Mr. Peter Wardenburg, one of our former directors and one of our principal stockholders, through his ownership interests in Cader Lane, LLC. Mr. Wardenburg is 50% owner of Cader Lane, LLC. We lease 31,000 square feet. The lease’s monthly payments ranged from approximately $31,000 to $73,000 per month, and terminated on June 30, 2019. Our total rent payments for fiscal years 2019 and 2018 and the 2017 Stub Period were $0.1 million, $0.6 million and $0.3 million, respectively.
Investor Rights Agreement
We previously entered into the Investor Rights Agreement with the Sponsors, which was amended in November 2020 to eliminate most rights, except for certain piggyback registration rights. See “— Registration Rights.”
The Merger and Concurrent Offering
Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into HIC, with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).

In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the Concurrent Offering and (ii) Hydrofarm Holdings LLC, a subsidiary of HIC, and its affiliates entered into the Loan Transactions. The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in the Private Placement. In addition, the investors in the Concurrent Offering received the same registration rights as the investors in the Private Placement with respect to our securities that they received in connection with the Merger.
In connection with the Private Placement, we entered into a placement agent agreement (the “Placement Agent Agreement”) with A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”). We have agreed to engage the Placement Agents as our warrant solicitation agent in the event the Investor Warrants are called for redemption and shall pay a warrant solicitation fee to the Placement Agents equal to five (5%) percent of the amount of net cash proceeds solicited by the Placement Agents upon the exercise of the Investor Warrants following such call for redemption.
The principal stockholders listed in the “Principal Stockholders” section of this prospectus acquired their shares of common stock in connection with HIC’s May 2017 acquisition of Hydrofarm, LLC and the Concurrent Offering and Merger. Mr. Wardenburg, one of our former directors and one of our principal stockholders previously held equity interests in Hydrofarm, LLC, and rolled over all or a portion of such equity interests into shares of common stock of HIC in connection with HIC’s May 2017 acquisition of Hydrofarm, LLC. Mr. Wardenburg held the equity interests in Hydrofarm, LLC, prior to January 1, 2016.
Registration Rights
In addition to the Registration Rights Agreement, the Amended Investor Rights Agreement provides for piggyback registration rights to certain of the Sponsors for the shares of our common stock held by such Sponsors, but not including the securities acquired by such Sponsors in connection with the Concurrent Offering and subsequently converted to our securities pursuant to the Merger. The resale of these additional shares of our common stock will be eligible to be registered through piggyback registration rights, which may be exercised in connection with any future registration statement that is filed with the SEC other than the registration statement of which this prospectus forms a part.
Restricted Stock Unit Award
Certain of our officers, former directors and principal stockholders have received stock awards in 2020. See “Executive and Director Compensation — Equity Awards during fiscal 2020.”
PBCO Notes
PBCO Note 1
On May 22, 2018, we entered into a subordinated promissory note in favor of PBCO, Inc. (“PBCO”), an entity wholly-owned by Peter Wardenburg, one of our previous directors and one of our principal stockholders, in an aggregate principal amount of $4.0 million (“PBCO Note 1”). Interest on PBCO Note 1 accrued at a rate of 8.24% per annum and PBCO Note 1 was scheduled to mature on November 12, 2022. PBCO Note 1 was subject to the terms of (i) a subordination agreement between PBCO and Bank of America, N.A., dated as of May 22, 2018, and (ii) a subordination agreement between PBCO and Brightwood Loan Services LLC, dated as of May 22, 2018. In connection with the Concurrent Offering, PBCO Note 1 was converted into 484,681 (pre-split: 1,633,958) units in the Concurrent Offering and is of no further force or effect.
PBCO Note 2
On June 29, 2018, Hydrofarm Holdings entered into a subordinated promissory note in favor of PBCO in an aggregate principal amount of $2.0 million (“PBCO Note 2”). Interest on PBCO Note 2 accrued at a rate of 8.24% per annum and PBCO Note 2 was scheduled to mature on November 12, 2022. PBCO Note 2 was subject to the terms of (i) a subordination agreement between PBCO and Bank of America, N.A., dated as of June 29, 2018, and (ii) a subordination agreement between PBCO and Brightwood Loan Services LLC, dated as of June 29, 2018. PBCO Note 2 was repaid with proceeds from the Private Placement and is of no further force or effect.

PRINCIPAL STOCKHOLDERS
The table below provides information regarding the beneficial ownership of the common stock as of January 14, 2021, of (1) each person or entity who owns beneficially 5% or more of the shares of our outstanding common stock, (2) each of our directors, (3) each of our Named Executive Officers and (4) our directors and officers as a group. Beneficial ownership is determined based on the rules and regulations of the SEC. A person has beneficial ownership of shares if such individual has the power to vote and/or dispose of shares. This power may be sole or shared and direct or indirect. Except as otherwise indicated, and subject to applicable community property laws, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Beneficial ownership is based on 33,499,953 shares of our common stock and 3,886,206 shares of our common stock underlying warrants outstanding as of January 14, 2021. Unless otherwise indicated below, the address for each beneficial owner listed is Hydrofarm Holdings Group, Inc., 2249 South McDowell Blvd., Petaluma, California, 94954.
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
Chris Payne(1)	2,295,738	6.8%
John Tomes(2)	2,239,784	6.7%
Michael Rapoport(3)	1,711,960	5.1%
Peter Wardenburg(4)	2,320,118	6.9%
Directors and Named Executive Officers:
William Toler	793,743	2.4%
Terence Fitch	126,980	*
John Lindeman	—	—
Susan P. Peters(5)	500	*
Patrick Chung(5)	—	—
Renah Persofsky(5)	2,000	*
Richard D. Moss(5)	2,500	*
Melisa Denis(5)	1,200	*
All directors and current executive officers as a group (eight persons)(5)	921,923	2.8%

*
Less than one percent

(1)
Represents (i) 1,378,775 shares of our common stock and 74,293 shares of common stock underlying warrants to purchase shares of our common stock held of record in Hawthorn Limited Partnership, (ii) 628,448 shares of our common stock and 30,697 shares of common stock underlying warrants to purchase shares of our common stock held of record by Hydrofarm Co-Investment Fund, LP and (iii) 83,525 shares of our common stock and 3,593 shares of common stock underlying warrants to purchase shares of our common stock held of record in Payne Capital Corp. Hydrofarm Co-Investment Fund, LP is an affiliate of Hawthorn, LP. Mr. Chris Payne is an affiliate of Hawthorn LP, Hydrofarm Co-Investment Fund LP and Payne Capital Corp. Messrs. Payne and Tomes may be deemed to beneficially own the shares and each share voting and investment power over the shares held by Hawthorn Limited Partnership and Hydrofarm Co-Investment Fund, LP. Mr. Chris Payne is the natural person with voting and investment power over the shares held by Payne Capital Corp. The stockholder’s address is 240 Richmond Street West, Toronto, ON, Canada M5V 1V6.

(2)
Represents (i) 1,378,775 shares of our common stock and 74,293 shares of common stock underlying warrants to purchase shares of our common stock held of record in Hawthorn Limited Partnership, (ii) 628,448 shares of our common stock and 30,697 shares of common stock underlying warrants to purchase shares of our common stock held of record by Hydrofarm Co-Investment Fund, LP and (iii) 27,571 shares of our common stock held of record by Mr. Tomes. Hydrofarm Co-Investment Fund,

LP is an affiliate of Hawthorn Limited Partnership. Mr. John Tomes is an affiliate of Hawthorn LP and Hydrofarm Co-Investment Fund LP. Messrs. Tomes and Payne may be deemed to beneficially own the shares and each share voting and investment power over the shares held by Hawthorn Limited Partnership and Hydrofarm Co-Investment Fund, LP. The stockholder’s address is 240 Richmond Street West, Toronto, ON, Canada M5V 1V6.
(3)
Represents (i)  1,096,300 shares of our common stock held of record by Mr. Rapoport, (ii) 29,663 shares of our common stock held of record by Mr. Rapoport’s spouse. (iii) 85,997 shares of our common stock held of record by MR ZA GRAT, a trust of which Mr. Rapoport is the trustee and (iv) 500,000 shares of our common stock beneficially owned by Broadband Capital Investments, LLC, a limited liability company of which Mr. Rapoport is the managing member. Mr. Rapoport is the natural person with voting and investment power over the shares held by MR ZA GRAT. The stockholder’s address is 265 Sandpiper Dr., Palm Beach, Florida 33480. Excludes 296,630 RSUs which only vest subject to certain timing and performance conditions.

(4)
Represents 2,077,777 shares of our common stock and 242,341 shares of common stock underlying warrants to purchase shares of our common stock held of record by Wardenburg 2009 Family Trust. Mr. Peter Wardenburg is the natural person with voting and investment power over the shares held by Wardenburg 2009 Family Trust. The stockholder’s address is 2249 S. McDowell Ext., Petaluma, CA 94954.

(5)
Excludes the initial annual equity awards to each of our directors of 2,500 RSUs. Such awards vest after six months of service.

DESCRIPTION OF OUR INDEBTEDNESS
The following summarizes the principal terms of the agreements that govern our existing indebtedness. See also “Risk Factors — Risks Relating to Our Indebtedness.”
Encina Revolving Credit Facility
Our wholly-owned and indirect subsidiaries, Hydrofarm, LLC (“Hydrofarm”), EHH Holdings, LLC (“EHH”), Sunblaster LLC (“SunBlaster”), SunBlaster Holdings, ULC (“SunBlaster ULC”), Eddi’s Wholesale Garden Supplies, Ltd. (“EWGS” and, together with SunBlaster ULC, the “Canadian Borrowers”), Hydrofarm Holdings, LLC (“Holdings”), and Hydrofarm Canada, LLC (“Hydrofarm Canada” and together with Holdings, the U.S. Borrowers (as defined therein) and the Canadian Borrowers, the “Subsidiary Obligors”) are parties to a Loan and Security Agreement with Encina Business Credit, LLC, as agent (“Encina”), and other lenders party thereto (as amended and restated to date, the “Encina Credit Facility”). The Encina Credit Facility provides for revolving borrowings under an asset-based loan commitment of up to $45 million (inclusive of a limit of up to $15 million of borrowings for the Canadian Borrowers and a swingline facility of up to $2.0 million), subject to applicable borrowing base availability. Borrowings under the Encina Credit Facility are subject to an availability block of $5.0 million until certain tests have been met, which tests will commence upon the delivery of the December 2019 financial statements. Borrowings under the Encina Credit Facility are subject to variable interest rates based on certain U.S. and Canadian-based interest rates plus an applicable margin, which is determined by the average daily amount available for borrowing under the Encina Credit Facility for an applicable period. The Subsidiary Obligors are obligated to repay the amounts used under the Encina Credit Facility in full by July 11, 2022. A portion of the proceeds borrowed under the Encina Credit Facility were used to pay in full the Loan and Security Agreement among Bank of America, N.A. and the Subsidiary Obligors (the “BofA Agreement”).
To secure the prompt payment and performance of obligations required under the Encina Credit Facility, the Subsidiary Obligors have granted to Encina a first-priority lien on all cash, accounts receivable and inventory of the Encina and a second-lien priority lien on all other assets and personal property of the Encina.
Furthermore, until full payment of all obligations required under the Encina Credit Facility, the Subsidiary Obligors shall not, among other things, take any of the following actions, except as permitted by the Encina Credit Facility:
•
merge, divide or consolidate, form any new subsidiary, acquire any interest in any Person (as defined therein), or wind-up or cease operations, dissolve or liquidate;

•
create, assume, incur issue, guarantee or otherwise become or remain obligated in respect of, or permit to be outstanding, any indebtedness (as such term is defined therein);

•
make acquisitions;

•
change its jurisdiction of formation;

•
dispose of any assets;

•
make loans or investments;

•
create, incur, assume or suffer to exist any lien;

•
authorize, enter into, or execute any agreements giving a Secured Party (as defined in the Uniform Commercial Code) control of a Deposit Account (as defined in the Uniform Commercial Code) or Securities Accounts (as defined in the Uniform Commercial Code);

•
enter into any covenant or agreement that restricts the Subsidiary Obligors from pledging or granting a security interest in, mortgaging, assigning, encumbering or otherwise creating a lien on any of its property in favor of a Lender (as defined therein);

•
guaranty or become liable for the obligations of another party;

•
make a restricted payment, including paying dividends, repaying indebtedness or purchasing, redeeming or retiring our capital stock;

•
redeem, retire, purchase or otherwise acquire any of a Subsidiary Obligors’ capital stock or other equity interests; or

•
engage, directly or indirectly, in a business other than the business which is being conducted on the date hereof.

Under the Encina Credit Facility, the following actions, among others, could be deemed to be an “event of default” that may result in the acceleration of the due date, payment of all obligations and termination of all revolver commitments, without any action by Encina or notice of any kind.
•
Failure to pay obligations when due;

•
Any representation, warranty, statement, report or certificate made or delivered is untrue or misleading in any material respect;

•
A default in the performance and observance of certain covenants;

•
A guarantor repudiates, revokes or attempts to revoke its guaranty;

•
The actual or attempted revocation or termination of, or limitation or denial of liability under, any guaranty of any of the Obligations (as defined therein), or any security document securing any of the Obligations;

•
The commencement of an involuntary case or other proceeding against any Subsidiary Obligor; or

•
A change of control occurs.

As of September 30, 2020, we have borrowings outstanding under the Encina Credit Facility of approximately $32.5 million, excluding unamortized deferred financing costs, with approximately $3.6 million available for future borrowings. As of the date of this prospectus, we have no borrowings outstanding under the Encina Credit Facility.
Other Indebtedness
We have other indebtedness of approximately $1.4 million as of September 30, 2020, related to financing leases and term debt.
PPP Loan
On April 7, 2020, we entered into a U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) promissory note in the principal amount of $3.3 million payable to JP Morgan Chase, N.A. (the “PPP Lender”) evidencing a PPP loan from the SBA (the “PPP Loan”). The PPP Loan bore interest at a rate of 1% per annum and was due to mature on April 7, 2022. Although we believe we had used the proceeds of the PPP Loan in a manner that would have entitled us to obtain forgiveness of such loan, we voluntarily repaid the PPP Loan on December 14, 2020.

DESCRIPTION OF CAPITAL STOCK
Our Certificate of Incorporation authorizes us to issue:
•
300,000,000 shares of common stock, par value $0.0001 per share; and

•
50,000,000 shares of preferred stock, par value $0.0001 per share.

As of January 14, 2021, we had issued and outstanding 33,499,953 shares of our common stock.
The following statements are summaries only of provisions of our authorized capital stock and are qualified in their entirety by our Certificate of Incorporation. You should review these documents for a description of the rights, restrictions and obligations relating to our capital stock. A copy of our Certificate of Incorporation may be obtained from us upon written request.
Common Stock
Voting.   The holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent to).
Dividends.   The holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our board of directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the common stock. As of the date of this prospectus, we may not declare a dividend in light of the Encina Credit Facility.
Liquidation Rights.   In the event of our liquidation, dissolution or winding-up, the holders of our common stock may be entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the common stock.
Preemptive and Similar Rights.   The holders of our common stock have no preemptive or similar rights.
Preferred Stock
We are authorized to issue up to 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share, with such designations, rights, and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in our control, all without further action by our stockholders. We do not have any shares of preferred stock outstanding.
Warrants
As of January 14, 2021, we had issued and outstanding warrants to purchase 3,369,138 and 517,068 shares of our common stock, which are referred to as the “Investor Warrants” and the “Placement Agent Warrants,” respectively.
The Investor Warrants
General Terms.   The Investor Warrants are exercisable for common stock at an initial exercise price equal to $16.86 per share. The exercise price and the number of securities issued upon exercise of the Investor Warrants are subject to adjustment for stock splits, stock dividends and similar events.
Exercisability.   The Investor Warrants became exercisable upon the closing of our IPO on December 14, 2020. The Investor Warrants will expire on December 14, 2023.
The Investor Warrants may be exercised at any time in whole or in part upon payment of the applicable exercise price until expiration of the Investor Warrants. No fractional shares will be issued upon the exercise of the Investor Warrants. The Investor Warrants may only be exercised on a “cashless” basis if at any time after

180 days following the date that a resale registration statement is publicly filed with the commission, the registration statement covering the resale of the shares of our common stock issuable upon exercise of the Investor Warrants by the investors is not effective with the SEC.
Redemption.   The Investor Warrants may be called by us upon not less than thirty (30) days’ nor more than sixty (60) days’ prior written notice at any time provided that, at the time of delivery of such notice (i) there is an effective registration statement covering the resale of the shares of common stock underlying the Investor Warrants, and (ii) the VWAP of our common stock for twenty (20) consecutive trading days prior to the date of the notice of redemption is at least $25.28, as proportionately adjusted to reflect any stock splits, stock dividends, combination of shares or like events. We have agreed to engage the Placement Agents as our warrant solicitation agent in the event the Investor Warrants are called for redemption and shall pay a warrant solicitation fee to the Placement Agents equal to five (5%) percent of the amount of net cash proceeds solicited by the Placement Agents upon the exercise of the Investor Warrants following such call for redemption.
If we elect to call the Investor Warrants (or any other warrant) for redemption, we must also call all other warrants (other than the Placement Agent Warrants) for redemption on the terms described above.
The Placement Agent Warrants
The Placement Agent Warrants have substantially similar terms to the Investor Warrants except that (i) the exercise price for 344,717 and 172,351 of the Placement Agent Warrants is equal to $8.43 per share and $16.86 per share, respectively, (ii) the Placement Agent Warrants may be exercised on a “cashless basis,” (iii) there is no optional redemption feature allowing us to redeem the Placement Agent Warrants prior to the expiration date of the Placement Agent Warrants and (iv) there is a change of control provision providing the holders of the Placement Agent Warrants, upon a change of control (as defined in the Placement Agent Warrants), with the right to acquire and receive upon exercise of the Placement Agent Warrant in lieu of the shares of our common stock underlying the Placement Agent Warrants, such shares of stock, securities of assets (including cash) that a holder of shares of our common stock deliverable upon exercise of the Placement Agent Warrants would have been entitled to receive in a such transaction as if the Placement Agent Warrants had been exercised immediately prior to the transaction constituting such change of control.
Warrant Holder Not a Stockholder
The Investor Warrants and Placement Agent Warrants do not confer upon the holders thereof any voting, dividend or other rights as our stockholders.
Equity Incentive Plans
2020 Equity Incentive Plan
As of December 31, 2020, we had 12,500 shares of common stock issuable upon vesting of restricted stock units under our 2020 Equity Incentive Plan. As of December 31, 2020, we issued 74,157 shares of common stock underlying options issuable upon the exercise of stock options at a weighted average exercise price of $11.06 per share under our 2020 Equity Incentive Plan and 2,197,396 shares of common stock authorized for future issuance under the 2020 Equity Incentive Plan.
2019 Equity Incentive Plan
As of December 31, 2020, we had 756,973 shares of common stock issuable upon vesting of restricted stock units under our 2019 Equity Incentive Plan and 137,798 shares of common stock authorized for future issuance under the 2019 Equity Incentive Plan. Since our 2020 Equity Incentive Plan has been approved by our stockholders, we do not expect to make new grants under the 2019 Equity Incentive Plan.
2018 Equity Incentive Plan
As of December 31, 2020, we had 791,341 shares of common stock issuable upon vesting of restricted stock units and 848,639 shares of common stock issuable upon the exercise of stock options at a weighted average exercise price of $8.61 per share under our 2018 Equity Incentive Plan, and 532,382 shares of common stock authorized for future issuance under the 2018 Equity Incentive Plan. Since our 2020 Equity Incentive Plan has been approved by our stockholders, we do not expect to make new grants under the 2018 Equity Incentive Plan.
Registration Rights Agreement
In connection with our Private Placement, we entered into a Registration Rights Agreement pursuant to which we are obligated to register with the SEC the shares of our common stock that were acquired by certain stockholders in the Private Placement as well as the shares of common stock issuable upon exercise of the Investor Warrants. These stockholders have been in included in the Selling Stockholders table of this prospectus.
Forum Selection
Our Certificate of Incorporation and our Bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.
Anti-Takeover Provisions
Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but unissued shares.   The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to the requirements of any national securities exchange on which our common stock is listed, should we so qualify for listing. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Stockholder action by written consent.   Our Certificate of Incorporation and Bylaws provide that no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our Bylaws and no action shall be taken by our stockholders by written consent, subject to the rights of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent; provided, however, that, for so long as S5 Enterprises Inc. (formerly 2118769 Ontario Inc.), Fruzer Inc., Indulge Inc. (formerly 2208742 Ontario Inc.), Jackpot Inc. (formerly 2208744 Ontario Inc.), HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund, LP, Arch Street Holdings I, LLC and Payne Capital Corp., together with their respective affiliates or successors, collectively beneficially own (directly or indirectly), in the aggregate, at least fifty percent (50%) of our then issued and outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders called in accordance with our Bylaws may be taken by our stockholders by written consent.

Special meetings of stockholders.   Our Certificate of Incorporation and Bylaws provide that, except as otherwise required by law or provided by the resolution or resolutions adopted by our board of directors designating the rights, powers and preferences of any series of preferred stock, special meetings of our stockholders may be called only by (a) our board of directors pursuant to a resolution approved by a majority of the total number of our directors that we would have if there were no vacancies or (b) the chair of our board of directors, and any power of our stockholders to call a special meeting is specifically denied.
Advance notice requirements for stockholder proposals and director nominations.   Our Bylaws provide for an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
Amendment of Certificate of Incorporation or Bylaws.   The Delaware General Corporation Law (“DGCL”) provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our Certificate of Incorporation provides that certain provisions of our Certificate of Incorporation (namely, those provisions relating to (i) directors; (ii) limitation of director liability, indemnification and advancement of expenses and renunciation of corporate opportunities; (iii) meetings of stockholders; and (iv) amendments to our Certificate of Incorporation and Bylaws) may not be altered, amended or repealed in any respect (including by merger, consolidation or otherwise), nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (662∕3%) of the voting power of all of our then-outstanding shares then entitled to vote generally in an election of directors, voting together as a single class. Our Certificate of Incorporation and Bylaws also provide that approval of stockholders holding sixty-six and two-thirds percent (662∕3%) of the voting power of all of our then- outstanding shares entitled to vote generally in an election of directors, voting together as a single class, is required for stockholders to make, alter, amend, or repeal any provision of our Bylaws. Our board of directors retains the right to alter, amend or repeal our Bylaws.
Classified Board of Directors.   Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Stockholders do not have the ability to cumulate votes for the election of directors.
Limitations on Liability and Indemnification of Officers and Directors
Our Certificate of Incorporation and Bylaws provides indemnification for our directors and officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors that may be, in some cases, broader than the specific indemnification provisions contained under the DGCL. In addition, as permitted by the DGCL, our Certificate of Incorporation and Bylaws includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Under our

Certificate of Incorporation, to the maximum extent permitted by the laws of the State of Delaware, (a) we have renounced all interest and expectancy that we otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) any of our directors, (ii) any of our stockholders, officers or agents, or (iii) any Affiliate (as defined in our Certificate of Incorporation) of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in its capacity as an employee or director of us or our subsidiaries; (b) no stockholder and no director, in each case, that is not an employee of us or our subsidiaries, has any duty to refrain from (x) engaging in a corporate opportunity in the same or similar lines of business in we or our subsidiaries from time to time are engaged or propose to engage or (y) otherwise competing, directly or indirectly, with us or any of our subsidiaries; and (c) if any stockholder or any director, in each case, that is not an employee of us or our subsidiaries, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such stockholder or such director or any of their respective affiliates, on the one hand, and for us or our subsidiaries, on the other hand, such stockholder or director has no duty to communicate or offer such transaction or business opportunity to us or our subsidiaries and such stockholder or director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence shall not apply to any potential transaction or business opportunity that is expressly offered to a director or employee of our or our subsidiaries, solely in his or her capacity as a director or employee of us or our subsidiaries.
Furthermore, to the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a corporate opportunity of ours or our subsidiaries unless (a) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with our Certificate of Incorporation, (b) we or our subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity, (c) we or our subsidiaries have an interest or expectancy in such transaction or opportunity and (d) such transaction or opportunity would be in the same or similar line of business in which we or our subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.
Section 203 of the Delaware General Corporation Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Transfer Agent and Registrar
The transfer agent and registrar of our common stock is Continental Stock Transfer & Trust Company. They are located at 1 State Street, 30th Floor, New York, New York 10004. Their telephone number is (212)-509-4000.

PLAN OF DISTRIBUTION
Each selling stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:
•
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•
block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•
an exchange distribution in accordance with the rules of the applicable exchange;

•
privately negotiated transactions;

•
settlement of short sales;

•
in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•
a combination of any such methods of sale; or

•
any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction, a markup or markdown in compliance with FINRA IM-2440.
In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the Investor Warrants by payment of cash, however, we will receive the exercise price of the Investor Warrants.
The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are

“underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
We will pay all costs and expenses incurred by us in complying with our obligations to file registration statements pursuant to the Registration Rights Agreement, except that the selling holders will be responsible for their share of the attorney’s fees and expenses and any commissions or other compensation to selling agents and similar persons. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling stockholders will be entitled to contribution.
We have agreed with the selling stockholders to keep the registration statement of which this prospectus is a part effective for a period of (i) one year or (ii) for such shorter period ending on the date when (i) all of the shares of common stock registered pursuant to the registration which this prospectus forms a part have been sold or (ii) all of the shares of common stock registered pursuant to the registration which this prospectus forms a part may be sold without restriction pursuant to Rule 144 of the Securities Act, though we may, at our discretion, determine to extend such period beyond one year. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Pursuant to applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).
There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the registration statement which this prospectus forms a part.

LEGAL MATTERS
The validity of the securities offered hereby is being passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York.
EXPERTS
The consolidated financial statements of Hydrofarm Holdings Group, Inc. as of and for the year ended December 31, 2019 included in this prospectus and the related 2019 financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the adoption of FASB ASC Topic 842, Leases). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Hydrofarm Holdings Group, Inc. as of and for the year ended December 31, 2018 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by MNP LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement, including all amendments, supplements, schedules and exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. SEC filings are available at the SEC’s web site at http://www.sec.gov.
Our website address is www.hydrofarm.com. The information contained in, and that can be accessed through, our website is not incorporated into and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
HYDROFARM HOLDINGS GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Hydrofarm Holdings Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Hydrofarm Holdings Group, Inc. and subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of operations, comprehensive loss, changes in convertible preferred stock and stockholders’ equity, and cash flows, for the year ended December 31, 2019, and the related notes and Schedule II listed in the Index to Consolidated Financial Statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 4 to the financial statements, effective January 1, 2019, the Company adopted FASB ASC Topic 842, Leases, using the modified retrospective approach. Our opinion is not modified with respect to this matter.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
San Francisco, California
August 14, 2020 (December 1, 2020 as to the effects of the reverse stock split discussed in Note 20)
We have served as the Company’s auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Hydrofarm Holdings Group, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Hydrofarm Holdings Group, Inc. (the “Company”) as of December 31, 2018, and the related consolidated statements of operations, comprehensive loss, changes in convertible preferred stock and stockholders’ equity, and cash flows for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the consolidated financial statements).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018, and the results of its consolidated operations and its consolidated cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Chartered Professional Accountants
Licensed Public Accountants
We have served as the Company’s auditor since 2018.
Toronto, Ontario
May 10, 2019 (December 1, 2020 as to the effects of
the reverse stock split discussed in Note 20)

Hydrofarm Holdings Group, Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share amounts)
	December 31,
	2019	2018

Assets
Current assets:
Cash and cash equivalents	$22,866	$27,923
Restricted cash	9,991	—
Accounts receivable, net	15,246	15,566
Inventories	50,228	53,200
Notes receivable	4,796	2,000
Prepaid expenses and other current assets	1,840	1,903
Total current assets	104,967	100,592
Property and equipment, net	3,550	4,490
Operating lease right-of-use assets	18,521	—
Intangible assets, net	57,406	68,369
Other assets	1,207	960
Total assets	$185,651	$174,411
Liabilities, convertible preferred stock and stockholders’ equity
Current liabilities:
Accounts payable	$17,224	$17,064
Accrued expenses and other current liabilities	9,188	6,704
Current portion of lease liabilities	3,181	—
Current portion of long-term debt	34,827	20,096
Total current liabilities	64,420	43,864
Long-term lease liabilities	15,786	—
Long-term debt	73,105	80,424
Deferred tax liabilities	—	881
Other long-term liabilities	1,160	1,698
Total liabilities	154,471	126,867
Commitments and contingencies (Note 16)
Convertible preferred stock $0.0001 par value; 50,000,000 shares authorized and 7,007,429 issued and outstanding at December 31, 2019	21,802	—
Stockholders’ equity
Common stock $0.0001 par value; 300,000,000 shares authorized at December 31, 2019 and 2018, respectively; 20,688,439 shares issued and outstanding at December 31, 2019 and 2018	2	2
Additional paid-in capital	156,179	155,971
Accumulated other comprehensive loss	(144)	(1,853)
Accumulated deficit	(146,659)	(106,576)
Total stockholders’ equity	9,378	47,544
Total liabilities, convertible preferred stock and stockholders’ equity	$185,651	$174,411

The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share amounts)
	Years ended December 31,
	2019	2018
Net sales	$235,111	$211,813
Cost of goods sold	208,025	187,743
Gross profit	27,086	24,070
Operating expenses:
Selling, general and administrative	43,784	42,229
Impairment, restructuring and other	10,035	7,169
Loss from operations	(26,733)	(25,328)
Interest expense	(13,467)	(11,606)
Loss on debt extinguishment	(679)	—
Other income, net	105	995
Loss before tax	(40,774)	(35,939)
Income tax benefit	691	397
Net loss	(40,083)	(35,542)
Net loss attributable to non-controlling interest	—	(2,650)
Net loss attributable to Hydrofarm Holdings Group, Inc.	$(40,083)	$(32,892)
Basic and diluted net loss per share attributable to common stockholders (2018 assumes retroactive conversion of non-controlling interest into controlling interest)	$(1.94)	$(2.31)
Weighted-average shares used to compute basic and diluted net loss per share attributable to common stockholders	20,688,439	15,390,086
Basic and diluted pro forma net loss per share attributable to common stockholders (unaudited)	$(1.94)
Weighted-average shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders (unaudited)	20,694,134
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)
	Years ended December 31,
	2019	2018
Net loss	$(40,083)	$(35,542)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	1,709	(2,418)
Total comprehensive loss	(38,374)	(37,960)
Comprehensive loss attributable to non-controlling interest	—	(2,828)
Comprehensive loss attributable to Hydrofarm Holdings Group, Inc.	$(38,374)	$(35,132)
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
(In thousands, except for share amounts)
			Controlling Interest
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity	Non- controlling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2018	—	$—	11,171,293	$1	$90,809	$484	$(62,074)	$29,220	$4,071	$33,291
Exchange of new shares for non-controlling interest in subsidiary	—	—	1,593,096	—	12,950	(97)	(11,610)	1,243	(1,243)	—
Concurrent Offering of shares and warrants for cash	—	—	1,323,157	—	11,146	—	—	11,146	—	11,146
Concurrent Offering of shares and warrants for conversion of loan from related party	—	—	484,681	—	4,088	—	—	4,088	—	4,088
Reverse merger with Hydrofarm Holdings Group, Inc. as accounting acquiree	—	—	1,186,487	—	1	—	—	1	—	1
Offering of shares and warrants for cash	—	—	4,929,725	1	41,498	—	—	41,499	—	41,499
Offering and Concurrent Offering costs	—	—	—	—	(4,521)	—	—	(4,521)	—	(4,521)
Net loss	—	—	—	—	—	—	(32,892)	(32,892)	(2,650)	(35,542)
Foreign currency translation loss	—	—	—	—	—	(2,240)	—	(2,240)	(178)	(2,418)
Balance, December 31, 2018	—	—	20,688,439	2	155,971	(1,853)	(106,576)	47,544	—	47,544
Proceeds from issuance of Series A Convertible Preferred Stock, net of issuance costs of $1,274	4,825,346	15,615	—	—	—	—	—	—	—	—
Issuance of Series A Convertible Preferred Stock upon conversion of debt	2,182,083	7,637	—	—	—	—	—	—	—	—
Receivable exchanged for issuance of Series A Convertible Preferred Stock	—	(1,450)	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	208	—	—	208	—	208
Net loss	—	—	—	—	—	—	(40,083)	(40,083)	—	(40,083)
Foreign currency translation gain	—	—	—	—	—	1,709	—	1,709	—	1,709
Balance, December 31, 2019	7,007,429	$21,802	20,688,439	$2	$156,179	$(144)	$(146,659)	$9,378	$—	$9,378
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Years ended December 31,
	2019	2018
Operating activities
Net loss	$(40,083)	$(35,542)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	6,995	8,260
Provision for doubtful accounts	933	534
Provision for (benefit from) inventory obsolescence	707	(824)
Stock-based compensation expense	208	—
Amortization of inventory step-up of basis	—	798
Impairment charges	5,390	2,716
Non-cash operating lease expense	3,650	—
Amortization of deferred financing costs	967	643
Loss on debt extinguishment	679	—
Interest expense and fees capitalized to principal of long-term debt	9,644	6,883
Payment of interest expense and fees capitalized to principal of long-term debt	(2,360)	—
Deferred income tax benefit	(718)	(899)
Other	105	(22)
Changes in assets and liabilities:
Accounts receivable	(620)	6,821
Inventories	2,725	22,043
Prepaid expenses and other current assets	(9)	509
Other assets	494	560
Accounts payable	(1,199)	(5,652)
Accrued expenses and other current liabilities	2,364	(3,079)
Lease liabilities	(3,297)	—
Other long-term liabilities	123	688
Net cash (used in) provided by operating activities	(13,302)	4,437
Investing activities
Purchases of property and equipment	(768)	(1,343)
Issuance of notes receivable	(3,050)	(2,000)
Other	—	31
Net cash used in investing activities	(3,818)	(3,312)
Financing activities
Proceeds from issuance of Series A Convertible Preferred Stock, net of issuance costs	14,165	—
Proceeds from issuance of convertible debt	7,532	—
Borrowings under revolving credit facilities	256,862	192,903
Payments of deferred financing costs	(1,697)	—
Repayments of long-term debt and revolving credit facilities	(256,785)	(220,309)
Payments made on financing leases	(177)	—
Proceeds from Offering and Concurrent Offering	—	52,645
Payments of offering costs on Offering and Concurrent Offering	—	(4,521)
Proceeds from loans from related party	—	6,000
Payments of loans from related party	—	(2,000)
Other	—	798
Net cash provided by financing activities	19,900	25,516
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,154	(924)
Net increase in cash, cash equivalents and restricted cash	4,934	25,717
Cash, cash equivalents and restricted cash at beginning of year	27,923	2,206
Cash, cash equivalents and restricted cash at end of year	$32,857	$27,923
Non-cash investing and financing activities
Issuance of Series A Convertible Preferred Stock upon conversion of debt and accrued interest	$7,637	$—
Receivable related to issuance of Series A Convertible Preferred Stock	$1,450	$—
Deferred financing costs capitalized to principal of long-term debt	$615	$—
Property and equipment acquired under finance lease obligation	$251	$279
Conversion of loan from related party to common shares	$—	$4,088
Supplemental information
Cash paid for interest	$5,492	$4,710
Cash paid for income taxes	$63	$613
The accompanying notes are an integral part of the consolidated financial statements.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
1.
DESCRIPTION OF THE BUSINESS

Introduction
Hydrofarm Holdings Group, Inc. and its subsidiaries (collectively, the “Company”) were formed to acquire and continue the business of Hydrofarm, LLC which, since 1977, has been in the distribution and manufacturing of indoor garden and hydroponics products. The Company was organized under the laws of the State of Delaware and currently maintains its headquarters in Petaluma, California. Products offered include agricultural lighting devices, indoor climate control equipment, hydroponics and nutrients, and plant additives.
Prior to the fall of 2018, the legal parent of Hydrofarm, LLC, the primary operating subsidiary, was Hydrofarm Investment Corp. As discussed further below under “Recapitalization and reverse merger in 2018”, Hydrofarm Investment Corp. underwent a recapitalization and reverse merger in a series of transactions in which Hydrofarm Holdings Group, Inc., a shell company, became the legal parent.
Formation Transaction on May 12, 2017
Hydrofarm Investment Corp. was formed on March 21, 2017, and had no operations, assets or liabilities prior to its capitalization on May 12, 2017. On May 12, 2017, Hydrofarm Investment Corp. raised $90,810 in cash and incurred transaction costs of $3,185 in exchange for 11,171,293 newly issued shares of common stock from a group of third -party investors, borrowed $75,000, less transaction costs of $1,666, on a new term loan (the “Term Loan”) with Brightwood Loan Services, LLC (“Brightwood”), and drew $27,186 of available funds from a revolving line of credit facility (“BofA Credit Facility”) with Bank of America N.A. (“Bank of America”), for total net proceeds of $188,145. The proceeds were used to acquire an 87.5% interest in Hydrofarm Holdings LLC, a newly formed entity and intermediate parent of Hydrofarm, LLC. Separately, an investor in Hydrofarm, LLC acquired a direct 12.5% interest in Hydrofarm Holdings LLC valued at $12,950 (this interest was presented as a non-controlling interest in the Company at the time of transaction until it was exchanged for shares in the Company as discussed below under “Recapitalization and reverse merger in 2018”). The Company, through its subsidiary, Hydrofarm Holdings LLC, then acquired Hydrofarm, LLC from its members for $201,095, and Hydrofarm, LLC became an indirect subsidiary of the Company.
As a result of the 87.5% change in control of Hydrofarm, LLC, the acquisition was accounted for by the Company as a business combination. Under this method, consideration transferred is measured at fair value which is calculated as the sum of the acquisition date consideration plus the fair value of any obligations incurred.
These transactions are collectively referred to as the “Formation Transaction.”
Recapitalization and reverse merger in 2018
The Offering
In the fall of 2018, Hydrofarm Holdings Group, Inc., previously a shell entity with nominal assets and liabilities and 1,186,487 shares of common stock outstanding, completed a private placement (the “Offering”) of units offered to third -party investors at a price of $8.43 each. Each unit consisted of one share of common stock and a warrant entitling the holder to purchase one-half (1/2) share of common stock at an exercise price of $16.86 per common share (the “Units”). The Offering raised $41,499 (excluding fees and expenses) for 4,929,725 (pre-split: 16,619,616) Units.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The Concurrent Offering and reverse merger
At approximately the same time as, and in relation to, the Offering, Hydrofarm Holdings Group, Inc. offered to investors in Hydrofarm Investment Corp. Units with the same terms as those in the Offering (the “Concurrent Offering”). Hydrofarm Holdings Group, Inc. raised $15,234 in the Concurrent Offering. Consideration consisted of $11,146 in cash for 1,323,157 (pre-split: 4,460,659) Units and the conversion to Units of a $4,000 loan outstanding plus accrued interest of $88 from a related party for 484,681 (pre-split: 1,633,958) Units (excluding fees and expenses).
On August 28, 2018, in connection with the Offering and Concurrent Offering, in a series of concurrent transactions, the shareholders in Hydrofarm Investment Corp. and the holder of the non-controlling interest (“NCI”) in Hydrofarm Holdings LLC exchanged all of the holder’s interests for 12,764,389 shares of Hydrofarm Holdings Group, Inc.’s common stock which, along with 1,807,838 shares issued in the Concurrent Offering, totaled 14,572,227 shares and represented a 70.4% controlling interest. The exchange ratio for the 12,764,389 shares was 0.2966 Hydrofarm Holdings Group, Inc. common share for 0.4147 Hydrofarm Investment Corp. common share. As a result of the exchange, Hydrofarm Investment Corp. and its subsidiaries became wholly-owned subsidiaries of Hydrofarm Holdings Group, Inc. Hydrofarm, LLC continues as the principal operating subsidiary. Since this exchange was a common control transaction, the carrying value of the NCI was transferred to controlling interest allocated between paid in capital and the NCI’s share of accumulated losses at net book value. The transaction was treated as a tax-free exchange under Section 368(a) of the Internal Revenue Code of 1986, as amended.
Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, since the members of Hydrofarm Investment Corp. prior to the exchange continued to hold a controlling interest in Hydrofarm Holdings Group, Inc. after the exchange (e.g., there was no change in control of Hydrofarm Investment Corp.), Hydrofarm Investment Corp. is deemed to be the “accounting acquirer” and Hydrofarm Holdings Group, Inc. is deemed to be the “accounting acquiree.” From an accounting perspective, the consolidated financial statements of the combined entity represent a continuation of the financial position and results of operations of the accounting acquirer/legal acquiree. Accordingly, the historical cost basis of assets, liabilities, capital and accumulated deficit of Hydrofarm Investment Corp. as the accounting acquirer/legal acquiree are carried over to the consolidated financial statements of the merged company.
Hydrofarm Holdings Group, Inc. had no assets prior to the merger except $1 in cash, and no liabilities or operations; accordingly, it is considered a “shell company” which does not meet the definition of a “business” under ASC 805. For accounting purposes, mergers of operating companies into shell companies are considered to be capital transactions rather than business combinations. These transactions are equivalent to the issuance of stock by the private company for the net monetary assets, if any, of the shell corporation, accompanied by a recapitalization. The accounting for the transaction is identical to that resulting from a reverse acquisition, except that goodwill or other intangible assets would not be recognized. Since Hydrofarm Holdings Group, Inc. was a shell company, there is no accounting basis associated with the 1,186,487 shares of Hydrofarm Holdings Group, Inc. common stock deemed acquired in the merger other than the $1 in cash.
Consolidated financial statements prepared following a reverse merger are issued under the name of the legal parent (accounting acquiree) and are a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment. The adjustment retroactively states the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. Accordingly, the share and stated capital of Hydrofarm Investment Corp. have been retroactively adjusted in these consolidated financial statements and footnotes using the exchange ratio established in the merger agreements to reflect the number of shares of Hydrofarm Holdings Group, Inc. issued in the exchange.
For convenience hence-forth here-in, the consolidated financial statements for periods prior to the exchange are referred to as those of the “Company” unless otherwise noted.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Warrants issued to placement agents
As part of the Offering and Concurrent Offering, placement agents were issued warrants to purchase 517,068 shares of common stock in the Company of which 172,351 shares subject to warrants are exercisable at a price of $16.86 per share and 344,717 shares subject to warrants are exercisable at a price of $8.43 per share. The placement agent warrants are exercisable only upon exercise of the investor warrants issued in the Offering and Concurrent Offering. The aggregate fair value of the placement agent warrants of $781 has been accounted for as an increase and a decrease to accumulated paid in capital for the issuance of the instrument within Offering and Concurrent Offering costs as an offset to the proceeds from the offering as transaction costs.
The following is a summary of the aggregate shares of common stock and shares subject to warrants issued as part of the Offering and Concurrent Offering:
	Common Stock	Shares Subject to Warrants
Offering	4,929,725	2,465,215
Concurrent Offering	1,323,157	661,583
Conversion of Loan	484,681	242,340
Subtotal	6,737,563	3,369,138
Placement agent warrants	—	517,068
Total	6,737,563	3,886,206

2.
ADJUSTMENTS TO PRIOR PERIOD FINANCIAL STATEMENTS

The consolidated balance sheet, statement of operations, statement of other comprehensive loss, and statement of cash flows as of and for the year ended December 31, 2018 (“2018”) have been adjusted from the previously issued presentation to (a) conform certain classifications to the year ended December 31, 2019 (“2019”) presentation, which management believes better align with those classifications used by other entities in businesses similar to the Company’s business and (b) adjust the 2018 consolidated financial statements for certain immaterial errors, individually and in aggregate. The adjustments were primarily to (i) properly accrue for certain discounts and expenses, including a settlement with a distributor (see Note 16, Purchase Commitments), (ii) write-off contingent consideration related to an earn-out, (iii) properly record depreciation expense for select long-lived assets, (iv) properly reflect sales cut-off at year-end and (v) properly classify deferred tax assets and tax expenses for all the aforementioned adjustments. The Company has also adjusted the disclosures in Note 6, Accounts Receivable, Net and Inventories, Note 9, Property and Equipment, Note 10, Intangible Assets and Goodwill, and Note 11, Accrued Expenses and Other Current Liabilities for the impact of the reclassifications and adjustments to 2018 disclosures.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The following tables reconciles the previously reported amounts as of and for the year ended December 31, 2018 to amounts reported in the accompanying consolidated financial statements:
Consolidated balance sheet amounts:
	As previously reported	Reclassifications	Adjustments	As restated and reclassified
Accounts receivable, net	$16,097	$—	$(531)	$15,566
Inventories, net	53,763	(929)	366	53,200
Notes receivable	—	2,000	—	2,000
Prepaid expenses and other current assets	3,403	(1,071)	(429)	1,903
Total current assets	101,186	—	(594)	100,592
Property and equipment, net	5,446	—	(956)	4,490
Other assets	531	—	429	960
Total assets	175,532	—	(1,121)	174,411
Accrued expenses and other current liabilities	7,231	—	(527)	6,704
Total current liabilities	44,391	—	(527)	43,864
Deferred tax liabilities	2,342	—	(1,461)	881
Other long-term liabilities	590	—	1,108	1,698
Total liabilities	127,747	—	(880)	126,867
Accumulated deficit	(106,335)	—	(241)	(106,576)
Total stockholders’ equity	47,785	—	(241)	47,544
Total liabilities, convertible preferred stock and stockholders’ equity	175,532	—	(1,121)	174,411
Consolidated statement of operations amounts:
	As previously reported	Reclassifications	Adjustments	As restated and reclassified
Net sales	$212,464	$—	$(651)	$211,813
Cost of goods sold	183,690	2,813	1,240	187,743
Gross profit	28,774	(2,813)	(1,891)	24,070
Operating expenses:
Salaries and benefits	16,463	(16,463)	—	—
Marketing	2,584	(2,584)	—	—
General and administrative	18,668	(18,668)	—	—
Selling, general and administrative	—	42,055	174	42,229
Depreciation and amortization	7,170	(7,170)	—	—
Impairment, restructuring and other charges	3,244	4,453	(528)	7,169
Loss from operations				25,328
Interest expense	11,606	—	—	11,606
Other expense (income), net	4,238	(4,436)	(797)	(995)
Net loss before tax	(35,199)	—	(740)	(35,939)
Income tax (expense) benefit	(102)	—	499	397
Net loss	$(35,301)	$—	$(241)	$(35,542)

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Consolidated statement of other comprehensive loss amounts:
	As previously reported	Reclassifications	Adjustments	As restated and reclassified
Net loss	$(35,301)	$—	$(241)	$(35,542)
Other comprehensive loss
Foreign currency translation loss	(2,418)	—	—	(2,418)
Total comprehensive loss	(37,719)	—	(241)	(37,960)
Comprehensive loss attributable to non-controlling interest	(2,828)	—	—	(2,828)
Comprehensive loss attributable to Hydrofarm Holdings Group, Inc.	$(34,891)	$—	$(241)	$(35,132)
Consolidated statement of cash flows amounts:
	As previously reported	Reclassifications	Adjustments	As restated and reclassified
Operating activities
Net loss	$(35,301)	$—	$(241)	$(35,542)
Depreciation and amortization	7,170	—	1,090	8,260
Provision for (benefit from) inventory obsolescence	724	—	(1,548)	(824)
Impairment charges	3,244	—	(528)	2,716
Deferred income tax benefit	—	34	(933)	(899)
Accounts receivable	6,290	—	531	6,821
Inventories	21,203	(342)	1,182	22,043
Prepaid expenses and other current assets	(262)	342	429	509
Other assets	989	—	(429)	560
Accrued expenses and other current liabilities	(2,656)	104	(527)	(3,079)
Deferred tax liabilities	138	(138)	—	—
Other long-term liabilities	(420)	—	1,108	688
Net cash provided by operating activities	4,303	—	134	4,437
Investing activities
Proceeds from sale of property plant and equipment	538	(538)	—	—
Investment in computer software	(372)	372	—	—
Acquisitions, including shell company through reverse merger, net of cash acquired	(1)	1	—	—
Other	—	165	(134)	31
Net cash used in investing activities	(3,178)	—	(134)	(3,312)

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
3.
GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business within one year after the date the consolidated financial statements are available to be issued. Management evaluates whether there are conditions or events, considered in aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.
As described in Note 12, Debt, the BofA Credit Facility was replaced with another facility from Encina Business Credit, LLC (“Encina”) in July 2019 (the “Encina Credit Facility”). Among other provisions in the new agreement, the financial covenant tests were negotiated to more appropriately reflect the business model as it existed in mid-2019. In September and October of 2019, the Company received proceeds of $7,532 (less issuance costs of $552) from the issuance of debt convertible into preferred stock. In addition, certain sales growth and expense rationalization initiatives were successfully implemented in 2019, which increased sales and stabilized expenses. To improve the Company’s capitalization, in December 2019 and in January and February 2020, proceeds of $17,958, net of offering costs, were raised from the issuance of convertible preferred stock; at the time of the offering, convertible preferred stock was issued in exchange for the outstanding convertible debt.
Based on management’s evaluation, the Company expects that, as of the date these consolidated financial statements are available to be issued, its present financial resources, together with the net proceeds received from the issuance of the convertible preferred stock and loans in 2020, will be sufficient to meet its obligations as they come due and to fund its operations for at least 12 months after the date the consolidated financial statements are available to be issued. Accordingly, the conditions that previously raised substantial doubt about the Company’s ability to continue as a going concern as of the date of issuance of the Company’s December 31, 2018 consolidated financial statements have been alleviated.
4.
BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly owned subsidiaries and any entities in which it maintains a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates include provisions for sales returns, rebates and claims from customers, realization of accounts receivable and inventories, valuation of intangible assets and goodwill, valuation of stock and warrants issued in private placements, valuation of stock-based compensation and recognition of deferred income taxes, recognition of liabilities related to commitments and contingencies and valuation allowances. Actual results may differ from these estimates. On an ongoing basis, the Company reviews its estimates to ensure that these estimates appropriately reflect changes in its business or new information available.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Segment and entity-wide information
Segment information
The Company’s chief operating decision maker (“CODM”) is the chief executive officer (“CEO”) who reviews financial information for the purposes of making operating decisions, assessing financial performance and allocating resources.
The business is organized as two operating segments, the U.S. and Canada, which meet the criteria for aggregation, and the Company has elected to present them as one reportable segment which is the distribution and manufacture of branded hydroponics equipment and supplies. Aggregation is based on similarities which include the nature of its products, production or acquisition of inventory, customer base, fulfillment and distribution and economic characteristics. The similarities in 2019 compared to 2018 have been driven in large part by the current CEO, who joined the Company in January 2019, and most of his executive team thereafter, who have implemented company-wide initiatives to better integrate the business units and improve operating and other efficiencies.
Since the Company operates as one reportable segment, all required segment financial information is found in the consolidated financial statements and footnotes with entity-wide disclosures presented below.
The presentation for 2018 has been recast to conform to the current year evaluation of one reportable segment. The change in presentation was driven by initiatives implemented by management in 2019, as discussed above.
Entity-wide information
Sales to external customers and property and equipment, net in the United States and Canada, determined by location of the subsidiaries, were as follows:
	For the year ended December 31,
	2019	2018
United States	$194,618	$169,018
Canada	44,515	49,147
Intersegment eliminations	(4,022)	(6,352)
Total consolidated net sales	$235,111	$211,813

	December 31,
	2019	2018
United States	$2,660	$3,557
Canada	890	933
Total property and equipment, net	$3,550	$4,490
All of the products sold by the Company are similar and classified as hydroponic equipment and supplies. The Company’s underlying accounting records currently do not support presentation of disaggregated net sales and any attempt to report them would be impracticable.
Concentrations of business and credit risk
The Company maintains cash balances at certain financial institutions that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Accounts receivable, which are unsecured except those that are backed by personal guarantees, expose the Company to credit risks such as collectability and business risks such as customer concentrations. Exposure to losses on receivables is principally dependent on each customer’s financial condition. Credit risk is mitigated by investigating the credit worthiness of most customers prior to establishing relationships with them and performing periodic review of the credit activities of those customers. Receivables arising from sales are not collateralized; however, credit risk is somewhat mitigated as a result of the large diverse customer base. No customer accounted for more than 10% of revenues in 2019 and 2018. One customer accounted for 11% of accounts receivable for the year ended December 31, 2019, and no customers accounted for more than 10% of accounts receivable as of December 31, 2018. One supplier accounted for 10% of purchases in 2019, and no suppliers accounted for more than 10% of purchases in 2018.
Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company has applied the framework for measuring fair value which requires a fair value hierarchy to be applied to all fair value measurements. All financial instruments recognized at fair value are classified into one of three levels in the fair value hierarchy as follows:
Level 1	—	Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
Level 2	—	Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not in active markets; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or, corroborated by, observable market data by correlation or other means.
Level 3	—	Valuation techniques with significant unobservable market inputs.
Foreign currency transactions
The Company reports its financial results in United States dollars, which is the currency of the primary economic environment in which it operates. The functional currency for each of the Company’s foreign subsidiaries is generally its local currency. Assets and liabilities of these subsidiaries are translated at the exchange rates in effect at the end of each year. Income and expense items are translated at the average rates of exchange prevailing during the year. Translation gains and losses arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) within stockholders’ equity. Foreign currency transaction gains and losses are included in the determination of net income (loss) and classified as other (expense) income, net in the consolidated statements of operations. The Company recognized transactional losses of $171 and $53 in 2019 and 2018, respectively.
The effect of currency translation adjustments on cash, cash equivalents and restricted cash is presented separately in the consolidated statements of cash flows.
Cash, cash equivalents and restricted cash
Cash includes funds deposited in banks. Cash equivalents include highly liquid investments such as term deposits and money market instruments with original maturities of three months or less. As of December 31, 2019, amounts included in restricted cash represent those funds required to be set aside by contractual agreements with the term loan, credit card, and letter of credit providers.
In November 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230). ASU 2016-18 requires that the statements of cash flows explain the

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
change during the period in the total cash, cash equivalents and restricted cash. The Company retroactively adopted this standard in 2019 and there was no impact to the consolidated statement of cash flows in 2018 as the Company did not have any restricted cash as of December 31, 2018 and January 1, 2018. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the consolidated statements of cash flows:
	December 31,
	2019	2018
Cash and cash equivalents	$22,866	$27,923
Restricted cash	9,991	—
Cash and cash equivalents, and restricted cash	$32,857	$27,923
Accounts receivable, net
Accounts receivable, net represents amounts due from customers less the allowance for doubtful accounts.
Allowances for doubtful accounts reflect the Company’s estimate of amounts in its existing accounts receivable that may not be collected due to customer claims or customer inability or unwillingness to pay. The allowance is determined based on a combination of factors, including the age of the account, the credit worthiness of the customer, payment terms, the customer’s historical payment history and general economic conditions. Accounts receivable balances are charged off against the allowance account when the Company believes it is probable the receivable will not be recovered.
Inventories
Inventories are primarily comprised of finished goods and are recorded at the lower of cost or net realizable value determined on a first-in, first-out basis. Cost includes purchase price and other costs such as import duties, taxes and transportation costs. Trade discounts and rebates are deducted from the purchase price.
The Company maintains an allowance for excess and obsolete inventory. The estimate for excess and obsolete inventory is based upon assumptions about future demand and market conditions. If actual conditions are less favorable than those projected, it may be necessary to increase the allowance for excess and obsolete inventory. Any increase in the allowance will adversely impact results of operations. The establishment of an allowance of excess and obsolete inventory establishes a new cost basis in the inventory. Such allowance is not reduced until the product is sold. If inventory is sold, any related reserves would be reversed in the period of sale.
Leases
The Company early adopted FASB ASC 842, Leases, using the modified retrospective approach effective January 1, 2019, and no cumulative effect adjustment was required to be recorded. Based on the Company’s current lease portfolio, the adoption of the new standard resulted in the recognition of operating lease right of use (“ROU”) assets and lease liabilities in the amount of approximately $24,872 and $25,135, respectively, in the Company’s consolidated balance sheets. The balances for ROU assets under finance lease and finance lease obligations of $700 and $861, respectively, previously recognized and that continue to be recorded under the new standard as of January 1, 2019 without adjustment are included in property and equipment and current portion of long-term debt and long-term debt, respectively.
ASC 842 provided a number of optional practical expedients in transition. The Company elected the “package of practical expedients” available at the time of implementation which permitted the Company to carry over from ASC 840 its prior conclusions about lease identification, lease classification and initial direct

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
costs. On an on-going basis, the Company elected the short-term lease exemption for all leases with an initial term of 12 months or less. Lease payments included in the calculation of the ROU asset and lease liability for real estate leases exclude any portion of the payment allocable to non-lease components; however, the Company made an accounting policy election to account for the lease and non-lease components as a single lease component for equipment leases.
The Company determines if an arrangement is a lease at inception. ROU assets represent the Company’s right to use an underlying asset for the lease term while lease liabilities represent the Company’s obligation to make lease payments for the lease term. All leases greater than 12 months’ result in the recognition of a ROU asset and liability at the lease commencement date based on the present value of the lease payments over the lease term. The present value of the lease payments is calculated using the applicable weighted-average discount rate. The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The incremental borrowing rate is estimated using the currency denomination of the lease, the contractual lease term and the Company’s applicable borrowing rate. To determine the incremental borrowing rate, reference is made to interest rates that would be available to finance assets similar to the assets under lease in their related geographical location.
The Company accounts for lease components separately from non-lease components, other than for office equipment. The Company has certain leases that include one or more options to renew with renewal terms that can extend the lease term from one to ten years. The exercise of the lease renewal options is at the Company’s discretion and are included in the determination of the ROU asset and lease liability when the option is reasonably certain of being exercised.
Prior to adoption of ASC 842
Prior to January 1, 2019, leases were accounted for under FASB ASC 840, Leases, and were reviewed for capital or operating classification at their inception. Leases were classified as capital leases whenever the terms of the lease transfer substantially all the benefits and risks incidental to ownership to the lessee. All other leases were classified as operating leases.
Capital leases were recognized at the commencement of the lease at the fair value of the leased property as of the inception date or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. The corresponding leased asset was amortized over its useful life.
Operating lease payments were recognized as expense on a straight-line basis over the lease term. In the event that lease incentives were received to enter into operating leases, such incentives were recognized as a liability and recognized as a reduction of rental expense on a straight-line basis.
Property and equipment
Property and equipment is recorded at cost less accumulated depreciation and provisions for impairment, if any. Expenditures for maintenance and repairs are expensed as incurred, while costs related to betterments and improvements that extend the useful lives of property and equipment are capitalized. When property and equipment are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation are removed from the accounts with the resulting gain or loss being reflected in loss from operations. Depreciation

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
of property and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets as follows:
Machinery and equipment	5 years
Leasehold improvements	Lesser of useful life or term of the lease
Computer equipment	3 – 4 years
Furniture and fixtures	5 years
Intangible assets and goodwill
Definite-lived intangible assets are amortized using the straight-line method over their estimated useful lives. Certain trade names are considered to have indefinite useful lives. There were no additions to or disposals of the indefinite-lived trade name in 2019 or 2018. The costs of internal use computer software are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation/operation stage.
The following are the estimated useful lives for the major classes of definite life intangible assets:
Computer software	5 years
Customer relationships	18 years
Intellectual property and licenses	5 – 15 years or the lesser of useful life and term of license
Trade names	2 years
Favorable leases	5 years
Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed in a business combination less any subsequent write-downs for impairment.
Impairment
The Company reviews its long-lived assets, including amortizable intangible assets, ROU assets and property and equipment, for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized for amortizable intangible assets and property and equipment when estimated undiscounted future cash flows expected to result from the use of the asset or asset group are less than its carrying amount. The asset group is defined as the lowest level for which identifiable cash flows are available and largely independent of the cash flows of other groups of assets. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded in impairment, restructuring and other in the consolidated statements of operations.
The Company reviews its indefinite-lived intangible asset (trade names) annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When testing the trade name for impairment, the Company first performs an assessment of qualitative factors (“Step 0 Test”). If qualitative factors indicate that it is more likely than not that the fair value of the trade names are less than its carrying amount, the Company tests the trade names for impairment at the asset level using the relief-from-royalty method to determine fair value. The Company determines the fair value of the trade names and compares it to the carrying value. If the carrying value of the trade names exceeds the fair value, the Company recognizes an impairment loss in an amount equal to the excess.
The Company reviews the carrying amount of goodwill for impairment annually in the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate that the carrying amount may not be

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
recoverable. Events that result in an impairment review include significant changes in the business climate, declines in operating results, or an expectation that the carrying amount may not be recoverable. When testing goodwill for impairment, the Company first performs a Step 0 Test. If qualitative factors indicate that it is more likely than not that the fair value of the relevant reporting unit is less than its carrying amount, the Company tests goodwill for impairment at the reporting unit level using a two-step approach. In step one, the Company determines if the fair value of the reporting unit exceeds the reporting unit’s carrying value. If step one indicates that the fair value of the reporting unit is less than its carrying value, the Company performs step two, determining the fair value of goodwill and, if the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded. The Company has determined that its reporting units for the purpose of goodwill impairment testing are the United States and Canada.
Warrants issued in connection with financings
The Company generally accounts for warrants issued in connection with debt and equity financings as a component of equity unless the warrants include a conditional obligation to issue a variable number of shares among other conditions or there is a deemed possibility that the Company may need to settle the warrants in cash.
Revenue recognition
The Company early adopted FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2018, with no material impact on its consolidated financial statements.
ASC 606 requires that revenue recognized from contracts with customers be disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company has determined that revenue is generated from one category, which is the distribution and manufacture of indoor garden and hydroponics products. Inventory is maintained in regional distribution centers. Payment terms are primarily at the point of sale or due within thirty days.
Revenue is recognized as control of promised goods or services is transferred to customers which generally occurs upon receipt at customers’ locations determined by the specific terms of the contract. Arrangements have a single performance obligation and revenue is reported net of variable consideration which includes applicable volume rebates, cash discounts and sales returns and allowances. Variable consideration is estimated and recorded at the time of sale; these allowances and accruals are not material to the financial statements.
The amount billed to customers for shipping and handling costs included in net sales was $2,790 and $1,826 in 2019 and 2018, respectively. Shipping and handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are accounted for as fulfillment costs included in cost of goods sold under the practical expedient provisions of ASC 606. Deferred revenues are not material. The Company does not receive noncash consideration for the sale of goods. There are no significant financing components. Excluded from revenue are any taxes assessed by governmental authorities, including value-added and other sales-related taxes that are imposed on and concurrent with revenue-generating activities under the practical expedient provisions.
Advertising and warranty costs
Advertising costs paid to third -party vendors totaling $666 and $771 in 2019 and 2018, respectively, are expensed as incurred.
An estimate of exposure for warranty claims is accrued based on both current and historical product sales data and warranty costs incurred. Product warranties, where applicable, range from one year to five years. The Company assesses the adequacy of its recorded warranty liability periodically and adjusts the amount as necessary. Warranty expense and the related accrual are not material to these financial statements.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Stock-based compensation
Stock-based compensation cost is measured as of the grant date based on the fair value of the award and is expensed ratably over the service period of the award, which is typically the vesting period for time-based awards. Performance-based awards are expensed over the requisite service period based on achievement of performance criteria. The Company has elected to account for forfeitures when they occur, and any compensation expense previously recognized on unvested shares will be reversed.
The Company estimates the fair value of option-based awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock.
For inputs into the Black-Scholes model, the expected stock price volatility for the common stock is estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in the Company’s industry which are of similar size, complexity and stage of development. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The Company has elected to use the “simplified method” to determine the expected term which is the midpoint between the vesting date and the end of the contractual term because it has no history upon which to base an assumption about the term; the Company believes the simplified method approximates a term if it were to be based on expected life.
Income taxes
The asset and liability method of accounting for income taxes is followed whereby deferred income tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes.
Deferred income tax assets are recognized only to the extent that management determines that it is more likely than not that the deferred income tax assets will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The income tax expense or benefit is the income tax payable or recoverable for the year plus or minus the change in deferred income tax assets and liabilities during the year.
The Company establishes a liability for tax return positions in which there is uncertainty as to whether or not the position will ultimately be sustained. Amounts for uncertain tax positions are adjusted when new information becomes available or when positions are effectively settled. The Company recognizes interest expense and penalties related to these unrecognized tax benefits within income tax expense. U.S. GAAP provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. The amount recognized is measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the related tax authority.
Comprehensive income (loss)
Comprehensive income (loss) consists of two components: net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under U.S. GAAP are recorded directly as an element of stockholders’ equity, but are excluded from net income (loss), and is

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
comprised of currency translation adjustments relating to the Company’s foreign subsidiaries whose functional currency is not the U.S. dollar.
Net loss per common share (EPS)
Basic EPS is computed using net loss attributable to common stockholders divided by the weighted-average number of common shares outstanding during each period, excluding unvested restricted stock units.
Diluted EPS represents net loss attributable to common stockholders divided by the weighted-average number of common shares outstanding during the period, including common stock equivalents. Common stock equivalents consist of shares subject to warrants and share-based awards with exercise prices less than the average market price of the Company’s common stock for the period, to the extent their inclusion would be dilutive. Stock options and restricted stock units that contain performance conditions are not included in the calculation of common stock equivalents until such performance conditions are probable of being achieved.
Impact of recapitalization and reverse merger on 2018 EPS
FASB ASC 260-10-55-12 states that nominal issuances of common stock are deemed to be in substance recapitalizations and should be reflected in EPS computations in a manner similar to a stock split or stock dividend for which retroactive treatment is required. In August 2018, the holders of a non-controlling interest in a subsidiary, which was previously presented as NCI, exchanged their interest for 1,593,096 shares of common stock in the Company (see Note 1, Description of Business, Recapitalization and reverse merger in 2018). This exchange is deemed to be a nominal issuance of common stock; accordingly, the exchange is considered to have occurred as of inception (March 21, 2017) for the purposes of calculation of EPS for 2018. Furthermore, the net loss allocable to the NCI is assumed to have converted into a controlling interest as of inception for this purpose.
In accordance with FASB ASC 805-40-45, the equity structure in the consolidated financial statements following a reverse merger reflects the equity structure of the legal acquirer (the accounting acquiree), including the equity interests issued by the legal acquirer to effect the merger. In calculating the weighted-average number of common stock outstanding (the denominator of the EPS calculation) during the period in which the reverse merger occurs:
•
The number of common stock outstanding from the beginning of that period to the acquisition date shall be computed on the basis of the weighted-average number of common stock of the legal acquiree (accounting acquirer) outstanding during the period multiplied by the exchange ratio established in the merger agreement.

•
The number of common stock outstanding from the acquisition date to the end of that period shall be the actual number of common stock of the legal acquirer (the accounting acquiree) outstanding during that period.

Basic EPS for each comparative period before the acquisition date presented in the consolidated financial statements following a reverse merger shall be calculated by dividing (a) the income of the legal acquiree attributable to common stockholders in each of those periods by (b) the legal acquiree’s historical weighted average number of common stock outstanding multiplied by the exchange ratio established in the acquisition agreement.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Net loss per share attributable to common stockholders
The following table presents information necessary to calculate basic and diluted EPS for the years ended December 31, 2019 and 2018:
	2019	2018
Net loss (2018 assumes retroactive conversion of NCI into controlling interest)	$(40,083)	$(35,542)
Less: Undistributed earnings allocable to participating securities	—	—
Basic and diluted net loss attributable to common stockholders	$(40,083)	$(35,542)
Weighted-average shares of common stock outstanding for basic and diluted (2018 assumes retroactive conversion of NCI into controlling interest)	20,688,439	15,390,086
Basic and diluted net loss per share attributable to common stockholders	$(1.94)	$(2.31)
Basic and diluted net loss per share attributable to common stockholders is computed using the two-class method as the convertible preferred stock is determined to be a participating security; however, the application of the if-converted method to participation in the net loss is anti-dilutive and therefore the impact is excluded.
For the years ended December 31, 2019 and 2018, the computation of the weighted-average shares of common stock outstanding for diluted excludes the following potential common shares as their inclusion would have an anti-dilutive effect on diluted net loss per share attributable to common stockholders:
	For the years ended December 31,
	2019	2018
Shares subject to warrants outstanding	3,886,206	3,886,206
Shares subject to stock options outstanding	819,879	—
Shares subject to unvested restricted stock units	1,820,598	—
Shares convertible into common stock	2,078,605	—
Unaudited pro forma net loss per share attributable to common stockholders for 2019 presentation
The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share attributable to common stockholders assuming the automatic conversion of convertible preferred stock into shares of common stock (based on the conversion formula described in Note 13, Convertible preferred stock and stockholders’ equity) (weighted to reflect shares that would have been outstanding for one day) upon consummation of the IPO as if the IPO had occurred as of the original issuance date of the convertible preferred stock:
For the year ended December 31, 2019 (Unaudited)
Net loss	$(40,083)
Adjustments to net loss	—
Net loss used in calculating basic and diluted pro forma net loss per share attributable to common stockholders	$(40,083)
Weighted-average shares of common stock used to calculate basic and diluted pro forma net loss per share attributable to common stockholders outstanding	20,688,439
Pro forma adjustment to reflect assumed conversion of all outstanding shares of convertible preferred stock into common stock	5,695
Weighted-average shares used to compute pro forma basic and diluted net loss per share attributable to common stockholders	20,694,134
Basic and diluted pro forma net loss per share attributable to common stockholders	$(1.94)

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
5.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Adopted in 2019
In August 2016, The FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments — a consensus of the FASB Emerging Issues Task Force, which clarifies guidance on eight cash flow classification issues including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principal. The Company adopted this standard in 2019 on a retrospective basis, which had no impact on the cash flow statement presentation in 2018.
Accounting standards not yet effective
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurement for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. This ASU is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect the new guidance will have on its consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), with additional amendments issued subsequently. Topic 326 changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. Topic 326 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of Topic 326 will have on its consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments are effective for all entities as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.
6.
ACCOUNTS RECEIVABLE, NET AND INVENTORIES

Accounts receivable, net comprised the following:
	December 31,
	2019	2018
Trade accounts receivable	$16,577	$16,175
Allowance for doubtful accounts	(1,776)	(1,227)
Other receivables	445	618
Total accounts receivable, net	$15,246	$15,566

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Inventories comprised the following:
	December 31,
	2019	2018
Finished goods	$54,050	$56,419
Allowance for inventory obsolescence	(3,822)	(3,219)
Total inventories	$50,228	$53,200

7.
NOTES RECEIVABLE

The Company advanced $2,000 in the form of a note receivable secured by equipment to a third party in December 2018, which was outstanding at December 31, 2018. As of December 31, 2019, the principal remained outstanding and total interest income at 8.0% per annum earned in 2019 was $160. The note was to mature on the earlier of a) 90 days after abandonment of a potential merger, b) acceleration due to default conditions, or c) December 2023. In January 2020, the Company formally abandoned the merger, and all outstanding principal and interest was repaid in February 2020.
In a separate transaction during 2019, the Company advanced a total of $2,931 in the form of a note receivable secured by equipment to another third party, which earned interest at a rate of 8.0% for total interest earned in 2019 of $119. The note was to mature on the earlier of a) four months or 12 months after abandonment of a potential merger by the third party or the Company, respectively, b) acceleration due to default conditions or c) May 29, 2023. As of December 31, 2019, the third party had defaulted on the interest payment due on September 20, 2019, triggering an increase to the default rate of 13%. In January 2020, the Company formally abandoned the merger and arranged for the principal balance to be paid in monthly installments of $254 through January 2021. Effective April 23, 2020, due to the third party being in default on the note, the parties entered a forbearance agreement stipulating that payments will commence beginning May 8, 2020. The Company and the third party are currently in discussions to amend the note. The amendment is intended to allow the third party to receive equity financing that will be used to fund operations and make a principal payment on the note upon the effective date of the amendment. The Company expects the amendment will provide for financial covenants, a first priority security on all assets, quarterly amortization, and a three-year maturity. In the event of a further default by the third party, the Company will pursue its remedies in the note which include recovery of the equipment serving as collateral, which is expected to be sufficient to settle the basis of the loan.
8.
LEASES

The Company leases its distribution centers and certain equipment under operating and finance leases. The Company’s office headquarters is located in the same building as the distribution center in Petaluma, California.
As of December 31, 2019, no renewal option periods were included in any estimated minimum lease terms as the options were not deemed to be reasonably certain to be exercised. The depreciable life of ROU assets and leasehold improvements are limited by the expected lease term. None of the lease agreements include variable rental payments that are adjusted periodically for inflation based on the index rate; rather, most leases for the distributions centers provide for fixed periodic increases. The Company’s lease agreements do not contain any residual value guarantees or unusual restrictive covenants.
To determine the implicit rate as of January 1, 2019 upon adoption of ASC 842 for operating leases, reference was made to interest rates that would be available to finance assets similar to the Company’s assets used under lease. These assets were mostly single-use warehouses located in industrial areas throughout the

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
US and in western Canada. Because the warehouses had very similar characteristics and locations, and would be subject to similar underwriting standards, an overall rate of 4.5% was used. No new operating leases were originated during 2019.
For capital leases originated in 2019, the implicit rate was available and used in the calculation of ROU assets and liabilities under finance leases.
Total ROU assets and lease liabilities were as follows:
	Balance Sheet Classification	As of December 31, 2019
Leased assets
Operating ROU assets at cost	Operating lease right-of-use assets	$21,906
Accumulated amortization	Operating lease right-of-use assets	(3,385)
Net book value		$18,521
Finance lease assets at cost	Property and equipment, net	$1,060
Accumulated amortization	Property and equipment, net	(375)
Net book value		$685
Lease liabilities
Current:
Operating leases	Current portion of lease liabilities	$3,181
Finance leases	Current portion of long-term debt	431
Noncurrent:
Operating leases	Long-term lease liabilities	15,786
Finance leases	Long-term debt	368
Total lease liabilities		$19,766
Total lease income and costs were as follows:
	Classification	For the year ended December 31, 2019
Operating lease costs	Selling, general and administrative	$4,580
Finance lease costs:
Amortization of lease assets	Selling, general and administrative	239
Interest on lease liabilities	Interest expense	46
Gain on lease termination	Impairment, restructuring, and other	(160)
Sublease income	Selling, general and administrative	(369)
Other costs associated with operating leases were $1,276 for short-term and month-to-month leases, $1,061 for non-lease components such as common area maintenance, and $435 for other miscellaneous items in 2019. These costs are included in selling, general and administrative expenses in the consolidated statements of operations.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The aggregate future minimum lease payments under long-term noncancelable operating and finance leases with remaining terms greater than one year as of December 31, 2019 are as follows:
Year ending December 31,	Operating	Finance
2020	$3,950	$484
2021	3,855	286
2022	3,364	117
2023	1,804	7
2024	1,397	—
Thereafter	8,158	—
Total rental payments	22,528	894
Less portion representing interest	3,561	95
Total principal	18,967	799
Less current portion	3,181	431
Long-term portion	$15,786	$368
Sub-lease income of $180, $180, and $30 is due for the years ending December 31, 2020, 2021 and 2022, respectively.
The following table summarizes the weighted-average remaining lease term and weighted-average discount rate on long-term leases as of December 31, 2019:
Weighted-average remaining lease term in years:
Operating leases	7.5
Finance leases	2.4
Weighted-average discount rate:
Operating leases (for leases expiring after 2019)	4.50%
Finance leases	7.17%
ROU assets and lease obligations recognized upon adoption of ASC 842 on January 1, 2019:
ROU assets	$24,872
Operating lease obligations	(25,135)
Adjustments from early termination of ROU assets net of lease extensions:
ROU assets surrendered	$(2,698)
Lease obligation cancelled	2,858
Gain on early termination of lease obligation	$160
Property and equipment acquired under finance lease obligation	$251

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The Company performed its periodic impairment test for each asset group and determined that estimated future undiscounted cash flows exceeded the carrying value of the ROU assets.
Cash paid for amounts included in lease liabilities in 2019:
Operating cash flows from operating leases	$(4,225)
Operating cash flows from finance leases	(43)
Financing cash flows from finance leases	(177)
Disclosure for leases for 2018 under ASC 840
Capital lease assets in 2018 related primarily to machinery and equipment and were recorded at the lower of the present value of future minimum lease payments or fair market value at lease inception. Capital lease assets are amortized over the shorter of their estimated useful lives or the respective terms of the leases. When determining the lease term, option periods for which failure to renew the lease imposes a significant economic detriment are included. Amortization of capital lease assets totaled $163 in 2018 and is included in selling, general and administrative expenses.
As of December 31, 2018, capital lease obligation totaled $861 and effective interest rates ranged from 5.65% to 8.95%.
Rent expense related to certain warehouse, distribution and office facilities, vehicles and office equipment under leases with terms greater than one year was $6,509 in 2018. Other costs of $1,169 were associated with month-to-month leases. These costs are included in selling, general and administrative expenses in the consolidated statement of operations. Amounts payable under the operating leases as of December 31, 2018 were $4,187, $3,644, $3,763, $3,034, and $2,189 for each of the five years ending December 31, 2023. Payments in the aggregate due after 2023 are $9,555.
9.
PROPERTY AND EQUIPMENT

Property and equipment comprised the following:
	December 31,
	2019	2018
Machinery and equipment	$3,200	$2,870
Leasehold improvements	2,721	2,485
Other	2,197	2,311
Gross property and equipment	8,118	7,666
Less: accumulated depreciation and amortization	(4,568)	(3,176)
Total property and equipment, net	$3,550	$4,490
Depreciation and amortization expense related to property and equipment, was $1,688 and $2,391 in 2019 and 2018, respectively. The Company performed its periodic impairment test for each asset group and determined that no impairment was required to be recorded in 2019 and 2018.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
10.
INTANGIBLE ASSETS AND GOODWILL

Intangible assets
Intangible assets comprised the following:
	December 31, 2019			December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Finite-lived intangible assets:
Computer software	$7,701	$(4,136)	$3,565	$7,585	$(2,524)	$5,061
Customer relationship	59,375	(8,712)	50,663	64,812	(5,640)	59,172
Other	1,133	(756)	377	1,675	(431)	1,244
Total finite-lived intangible assets, net	68,209	(13,604)	54,605	74,072	(8,595)	65,477
Indefinite-lived intangible asset:
Trade names	2,801	—	2,801	2,892	—	2,892
Total Intangible assets, net	$71,010	$(13,604)	$57,406	$76,964	$(8,595)	$68,369
For intangible assets subject to amortization, the weighted average amortization periods as of December 31, 2019 for computer software, customer relationships, intellectual property and trade names were 5.0 years, 18.0 years, 3.0 years and 3.0 years, respectively. The weighted average amortization period for all intangible assets subject to amortization is 16.3 years.
Amortization expense was $5,307 and $5,869 in 2019 and 2018, respectively. Estimated aggregate amortization expense for each of the five years ending December 31, 2020 through 2024 and thereafter is $5,204, $4,826, $3,299, $3,299, $3,299 and $34,678, respectively.
Intangible assets impairment
The Company has one type of indefinite-lived intangible asset, trade names. If the fair value of the trade names is lower than the carrying amount, an impairment charge is recognized in an amount equal to the difference. In 2019, the Company performed its annual Step 0 Test and the assessment of the qualitative factors indicated that it was more likely than not that the fair value of the trade name exceeded its carrying amount. In 2018, the Company estimated the fair value of the indefinite-lived trade names using the relief-from-royalty method and determined that the fair value of trade names exceeded the carrying value. Accordingly, no impairment was recognized in 2019 or 2018.
During 2019 and 2018, for all amortizable intangible assets, except for the customer relationships, the Company did not identify any events or changes in circumstances that would indicate that the carrying amount of the Company’s amortizable intangible assets may not be fully recoverable, therefore, there was no impairment of these intangible assets recognized in 2019 and 2018.
For the customer relationships, the undiscounted cash flows over the useful life of customer relationships were estimated primarily based on management’s assumptions and estimates related to revenue, compound annual growth rates and direct operating expenses. The Company used internal financial forecast models that included historical information and projected growth rates based on various assumption such as consumer health trends, potential medical benefits, regulatory challenges, and overall market developments. Revenue was adjusted annually for estimated customer attrition. For the US customer relationships in 2019 and 2018,

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
and for the Canadian customer relationships in 2018, the sum of the future estimated undiscounted cash flows exceeded the carrying values, and accordingly, there was no impairment recognized.
For Canadian customer relationships in 2019, the sum of the estimated future undiscounted cash flows was insufficient to recover the asset carrying value. The Company then performed Step 2, a computation of fair value, which estimated revenues and direct expenses adjusted for organic growth, customer attrition and capital expenditures for the remaining life of customer relationships; a revisionary value was added to the cash flows. The projected future cash flows were then discounted to fair value which indicated little or no value associated with the intangible asset. Accordingly, the carrying value of the customer relationships totaling $5,390 was impaired and the charge was included in impairment, restructuring and other in the consolidated statements of operations.
Goodwill
Goodwill arose from the Formation Transaction and the acquisition of certain businesses in Canada during the year ended December 31, 2017. There were no additions to or disposals of goodwill in 2019 or 2018, and no impairment of goodwill in 2019. Goodwill was fully impaired as of December 31, 2018. Goodwill for the United States reporting unit had a gross value and corresponding accumulated impairment losses of $32,204 for a net book value of zero, and goodwill for the Canada reporting unit had a gross value and corresponding accumulated impairment losses totaling $3,244 for a net book value of zero as of both December 31, 2019 and 2018.
In the fourth quarter of 2018, the Company performed Step 1 of the goodwill impairment test to determine if the fair value of the goodwill of the Canadian reporting unit was greater than the carrying amount. The fair value of invested capital for the Canadian reporting unit was determined using the income approach and included a comparison to the value using a market approach for reasonableness. Internal forecasts were used to estimate future cash flows, which included assumptions for forecasted revenue growth rates, margin estimates, various expenses, capital additions and working capital needs, which were consistent with internal projections and operating plans. A terminal value was included in the forecast based on capitalization multiple. The cash flows were discounted using a weighted average cost of capital (“WACC”) of 19.3%. The capitalization multiple and WACC were based in part on rates derived from an analysis of guideline companies, and generally considered commensurate with the risks and uncertainty inherent in the respective businesses and internally developed forecasts. As a result of the completion of Step 1, it was determined that the carrying amount exceeded the fair value of invested capital. Accordingly, the Company proceeded to Step 2 to measure impairment charges.
In Step 2, the fair value of the reporting unit’s “implied goodwill,” was determined by allocating the reporting unit’s fair value derived in Step 1 to all of the reporting unit’s assets and liabilities other than goodwill and comparing the result to the carrying amount of goodwill. After determining the fair value of the Canadian reporting unit and considering the fair values of other assets contained therein, the Company concluded that there was no value remaining in the implied fair value of goodwill. Accordingly, goodwill allocated to the Canadian reporting unit was deemed to be fully impaired, and the Company recognized an impairment charge of $3,244 in 2018, which is included in impairment, restructuring and other in the consolidated statements of operations.
Additionally, in 2018, the Company recorded a decrease in deferred tax liabilities and a decrease in the goodwill impairment related to the United States reporting unit of $528. See Note 2, Adjustments to Prior Period Financial Statements for further discussion.
The above resulted in a net impairment loss of $2,716 in 2018.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities comprised the following:
	December 31,
	2019	2018
Accrued compensation and benefits	$1,857	$1,407
Costs related to issuance of Series A Convertible Preferred Stock	1,239	—
Goods in transit accrual	1,005	1,775
Obligations due under a distribution agreement	1,154	—
Other accrued liabilities	3,933	3,522
Total accrued expenses and other current liabilities	$9,188	$6,704
The obligation for payment of contingent consideration was recognized as part of an acquisition in 2017 with an original fair value of $1,538 valued using Level 3 inputs. If certain financial targets were met in 2018 and 2019, the contingent consideration was to be paid out in equal installments at the end of each year. As the performance thresholds were not met in 2018 and not expected to be met in 2019, the fair value of the contingent consideration payable of $1,538 as of December 31, 2017 was deemed to be $0 as of December 31, 2018, and written off to other income, net in the consolidated statements of operations.
12.
DEBT

Debt is comprised of the following:
	December 31, 2019			December 31, 2018
	Outstanding Principal	Unamortized Discount and Deferred Financing Costs	Net Carrying Amount	Outstanding Principal	Unamortized Discount and Deferred Financing Costs	Net Carrying Amount
Term loan	$85,111	$(1,513)	$83,598	$80,390	$(1,173)	$79,217
Line of credit	23,864	(792)	23,072	20,742	(470)	20,272
Other	1,262	—	1,262	1,031	—	1,031
Total debt	110,237	(2,305)	107,932	102,163	(1,643)	100,520
Current portion	34,827	—	34,827	20,420	(324)	20,096
Long term	75,410	(2,305)	73,105	81,743	(1,319)	80,424
Total debt	$110,237	$(2,305)	$107,932	$102,163	$(1,643)	$100,520
Term Loan with Brightwood
Overview
As discussed in Note 1, Description of the Business, Formation Transaction on May 12, 2017, the Term Loan in the aggregate principal amount of $75,000 was obtained by Hydrofarm Holdings LLC and certain of its direct and indirect subsidiaries (the “Term Loan Obligors”) from Brightwood Loan Services LLC, as administrative agent (“Brightwood”), and the lenders party thereto (the “Term Loan Lenders”) on May 12, 2017 (the “Term Loan Credit Agreement”). Hydrofarm Holdings LLC is a shell entity and a subsidiary of Hydrofarm Holdings Group, Inc. Hydrofarm Holdings LLC’s subsidiary is Hydrofarm, LLC, the primary operating entity of the Company.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The Term Loan matures on May 12, 2022, and initially provided for interest at LIBOR plus a margin of 700 basis points on LIBOR based loans, which included an additional 200 basis points for any period during which the loan was in default. Principal payments at an annual basis of 2.5% of the original loan amount, initially $469, were to be made quarterly, commencing September 30, 2017. Deferred financing costs totaled $1,667 and are being amortized to interest expense over the term of the loan using the effective interest method. The Term Loan is secured by substantially all non-working capital assets and a second lien on working capital assets of the Term Loan Obligors.
Activity in 2018
For the quarters ended March 31, 2018 and June 30, 2018, the Term Loan Obligors failed to meet financial covenants. The Term Loan Obligors, Brightwood and Term Loan Lenders then entered into a certain Forbearance Agreement and Amendment to Credit Agreement on May 18, 2018, which was subsequently amended on July 16, 2018 (as amended, the “Brightwood Forbearance Agreement”). The Brightwood Forbearance Agreement temporarily deferred principal amortization and interest payments from May 2018 through July 2018 (the “Brightwood Forbearance Period”) and added a minimum earnings before income taxes, depreciation and amortization (“EBITDA”) requirement test, as defined, in exchange for Brightwood agreeing to forbear from exercising its rights and remedies under the Term Loan Credit Agreement during the Brightwood Forbearance Period.
On August 24, 2018, the Term Loan Obligors, Brightwood and Term Loan Lenders entered into a certain (i) Waiver and Amendment No. 3 to Credit Agreement (the “Brightwood Third Amendment”) and (ii) Waiver and Third Amendment to Amended and Restated Loan and Security Agreement (the “BofA Third Amendment”), whereby Brightwood (and Bank of America) waived certain continuing events of default and agreed to amend certain covenants and provisions of the Term Loan Credit Agreement to bring the Term Loan Obligors back in compliance with the covenants. The Brightwood Third Amendment also provided a waiver of principal payments and an increase in the margin to 1000 basis points with respect to the LIBOR based loans through December 31, 2019; quarterly payments of principal would restart on January 1, 2020 or later when certain conditions are met. Beginning January 1, 2020, the margin was reduced to 700 basis points with respect to LIBOR based loans provided the net leverage ratio was met. In the case that the net leverage ratio is not met, the margin would be increased to 850 basis points. The Brightwood Third Amendment modified the total net leverage ratio, and added covenants related to fixed charge coverage, cumulative EBITDA and liquidity. Fees related to the amendments totaling $388 were added to the principal of the Term Loan.
In order to comply with the financial covenant provisions as of November 30, 2018, the Term Loan Obligors (and BofA Obligors) issued a cure notice and made a debt service payment of $1,151 with proceeds from an equity contribution to Hydrofarm Holdings LLC from its ultimate parent, Hydrofarm Holdings Group, Inc., in January 2019 to the BofA Credit Facility (as defined below), thus bringing the Term Loan Obligors (and BofA Obligors) back into compliance with the amended covenants provided for under the Brightwood Third Amendment (and BofA Third Amendment) as of December 31, 2018.
The first, second and third amendments were accounted for as debt modifications, and did not result in the recognition of any gain or loss due to any revisions. In 2018, principal payments totaled $469 and interest expense recognized totaled $9,191 of which $6,795 was added to the principal of the Term Loan. The stated interest rate on the Term Loan was 12.47% as of December 31, 2018, while the effective interest rate on the Term Loan was 12.13% in 2018. Amortization of deferred financing costs was $493 in 2018.
Activity in 2019
On March 15, 2019, the Term Loan (and the BofA Credit Facility) was amended by that certain Amendment No. 4 (the “Brightwood Fourth Amendment”). The Brightwood Fourth Amendment required

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
that the Term Loan Obligors make a $3,000 principal prepayment on the Term Loan. Certain key financial provisions in the Brightwood Fourth Amendment included modification of the EBITDA financial covenant and a provision that required the Term Loan Obligors to refinance the BofA Credit Facility prior to its repayment and termination with another credit facility. A fee of $407 was charged for these amendments which was added to the principal of the Term Loan and was capitalized as an additional deferred financing cost.
The modification on March 15, 2019 included a side letter (the “Brightwood Side Letter”), which gave Brightwood the option to require an intermediate parent to the Term Loan Obligors to enter into a guaranty and security agreement regarding the Term Loan upon a future acquisition by the Company; it limited any dividends from the Term Loan Obligors to their parent; and it provided that a portion of any proceeds from a sale of equity interests be used to pay down the Term Loan.
On July 11, 2019, the Term Loan Credit Agreement was amended by that certain Amendment No. 5 to Credit Agreement (the “Brightwood Fifth Amendment”). This amendment was executed in conjunction with the asset-backed lending credit facility obtained from Encina that replaced the BofA Credit Facility. The primary revisions made in the Brightwood Fifth Amendment were to reflect the replacement of BofA Credit Facility with the Encina Credit Facility, modification of the definition of consolidated EBITDA and adjustment of several financial covenants primarily related to liquidity and equity cure contributions (under the equity cure contribution provisions, the parent is allowed to make a cash contribution to the Term Loan Obligors to cure an event of default as more fully described in the agreement).
On October 15, 2019, the Term Loan Credit Agreement was amended by that certain Amendment No. 6 to Credit Agreement (the “Brightwood Sixth Amendment”). The primary revisions were changes to the period to which the debt covenants apply (referred to as “test period”) from July 1, 2018 to begin on January 1, 2020; the monthly amounts in which minimum cumulative EBITDA needed to exceed were modified; and, the liquidity calculation was modified. Fees charged for the amendment and capitalized as additional deferred financing costs totaled $415 with 50% paid on the date of the Brightwood Sixth Amendment and 50% added to principal of the Term Loan.
The Brightwood Sixth Amendment was accompanied by that certain Amendment to Side Letter Agreement dated October 15, 2019 (“Brightwood Side Letter Amendment”), which amended the Brightwood Side Letter and provided that the Company would consummate an issuance and sale of convertible preferred equity interest or other equity securities as agreed between the parties and a portion of the proceeds, based on a formula which differs depending on the amount raised, would be applied to pay down the Term Loan. As discussed in Note 13, Convertible Preferred Stock and Stockholders’ Equity, as part of the issuance of the Series A Convertible Preferred Stock, $8,370 of the proceeds was committed to pay down the Term Loan as documented in that certain Amendment to Side Letter Agreement dated January 16, 2020. As of December 31, 2019, cash of $8,370 is presented as a component of restricted cash on the consolidated balance sheet and an equal amount of the Term Loan is included in current portion of long-term debt. The payment was made in January 2020.
As described above, the Brightwood Third Amendment provided that quarterly principal payments would restart on January 1, 2020 or later when certain conditions are met.
The Brightwood Fourth Amendment, Brightwood Fifth Amendment, Brightwood Sixth Amendment, Brightwood Side Letter, and the Amendment to the Side Letter were each accounted for as debt modifications which did not result in the recognition of any gain or loss from the transactions. In 2019, principal payments totaled $3,000 and interest expense recognized totaled $10,151 of which $7,106 was added to the principal of the Term Loan. The stated interest rate on the term loan was 11.80% as of December 31, 2019, while the effective interest rate on the Term Loan was 13.02% as of December 31, 2019 and the amortization of deferred financing costs was $483 in 2019. The Term Loan Obligors were in compliance with all debt covenants as of December 31, 2019.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Revolving asset-backed credit facilities
Origination of credit facility at time of Formation Transaction
In connection with the Formation Transaction, the BofA Credit Facility was obtained by Hydrofarm Holdings LLC and certain of its direct and indirect subsidiaries (the “BofA Obligors”) from Bank of America and the lenders’ party thereto. The BofA Credit Facility had an original maturity date of February 10, 2022 and provided for interest at the 30-day LIBOR rate plus applicable margin. A fee of 0.375% was charged for available but unused borrowings. An additional 200 basis points was added to the interest rate for any period during which the loan was in default. As of December 31, 2018, deferred financing costs totaled $621 and were being amortized over five years using the effective interest method.
The BofA Credit Facility was secured by working capital assets and a second lien on non-working capital assets and required various restrictive covenants and financial ratios. Additionally, the agreement required that the BofA Obligors be in compliance with the financial and qualitative covenants of all other debt agreements.
Activity in 2018
For the periods ended March 31, and June 30, 2018, the BofA Obligors failed to meet financial covenants. The BofA Obligors then entered into a certain Forbearance Agreement with BofA on May 18, 2018 (as amended, the “BofA Forbearance Agreement”). As part of the BofA Forbearance Agreement, a stockholder agreed to provide Hydrofarm Holdings LLC with an unsecured subordinated loan of $4,000 for a period and at terms specified in the BofA Forbearance Agreement to provide for working capital needs of the BofA Obligors. The BofA Forbearance Agreement included modifications to the borrowing base and to the fixed charge coverage and EBITDA financial covenants. In exchange for the revised terms, BofA agreed to forbear from exercising its rights and remedies under the BofA Credit Facility in connection with such defaults through August 2018. These arrangements were documented in that certain First Amendment to Amended and Restated Loan and Security Agreement dated as of May 18, 2018 (the “BofA First Amendment”) and First Amendment to Forbearance Agreement and Second Amendment to Amended and Restated Loan and Security Agreement dated as of July 16, 2018 (the “BofA Second Amendment”).
On August 24, 2018, the BofA Obligors entered into that certain Waiver and Third Amendment to Amended and Restated Loan and Security Agreement (the “BofA Third Amendment”) whereby BofA (and Brightwood as discussed above) waived certain continuing events of default and agreed to amend certain covenants and provisions of the Term Loan Credit Agreement to bring the BofA Obligors back in compliance with the covenants under the BofA Credit Facility. A key financial provision in the BofA Third Amendment was a commitment by the Company to conduct a private placement of its common stock; this commitment was fulfilled upon the Offering and Concurrent Offering described in Note 1, Description of Business, Recapitalization and reverse merger, which raised $48,124 of net proceeds. Other key changes in the BofA Third Amendment included the addition of a minimum availability covenant which requires the BofA Loan Obligors to have cash and cash equivalents deposited in BofA and a minimum EBITDA requirement, which requires that the BofA Loan Obligors maintain minimum monthly measured EBITDA for periods as defined.
The BofA First Amendment, BofA Second Amendment and BofA Third Amendment were each accounted for as debt modifications, which did not result in the recognition of any gain or loss due to any revisions. Interest, due monthly, is charged at LIBOR or a base rate, plus an applicable margin ranging between 1.25% and 2.5%. The effective interest rates on the BofA Credit Facility ranged from 5.00% to 5.06% in 2018 and the amortization of deferred financing costs was $150 in 2018.
Activity in 2019
From January 1, 2019 through June 10,2019, the BofA Credit Facility was modified a fourth, fifth, sixth and seventh time all in connection with extensions of the due date and eventual payoff. Each amendment was

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
accounted for as a debt modification. The effective interest rate on the BofA Credit Facility was 9.19% and the amortization of deferred financing costs was $79 in 2019. In 2019, $1,443 of interest and fees were added to principal.
On July 11, 2019, Hydrofarm Holdings LLC and certain of its direct and indirect subsidiaries (the “Encina Obligors”) replaced the BofA Credit Facility with the Encina Credit Facility through a certain Loan and Security Agreement, whereby the Encina Obligors obtained a revolving asset-based loan commitment in the maximum amount of $45,000 (inclusive of a limit of up to $15,000 of borrowings for the Canadian borrowers and a swingline facility of up to $2,000), subject to applicable borrowing base availability. The amount of the Encina Credit Facility is limited to the borrowing base (primarily calculated based on eligible accounts receivable and inventory) subject to certain reserves and limitations. The Encina Credit Facility is due on the earlier of July 11, 2022 or 90 days prior to the scheduled maturity date of the Term Loan.
The Company capitalized $941 of deferred financing costs related to the Encina Credit Facility, which are being amortized using the straight-line method over the life of the Encina Credit Facility. Additionally, the unamortized deferred financing costs related to the BofA Credit Facility totaling $391 were written off and recognized as a loss on debt extinguishment in the consolidated statements of operations in 2019.
Interest, due monthly, is charged at LIBOR or a base rate, plus an applicable margin ranging between 3.75% to 5.50% per annum determined based on the fixed charge coverage ratio calculated over an applicable time period. A fee of 0.50% per annum is charged for available but unused borrowings as defined. An additional 200 basis points is added to the interest rate for any period during which the loan is in default.
Interest, fees and other monetary obligations owing under the Encina Credit Facility may, in the lender’s discretion, be added to principal. In 2019, $1,095 of interest and fees were added to principal.
The Encina Credit Facility is secured by working capital assets and a second lien on non-working capital assets and requires various restrictive covenants and financial ratios. It also provides for protective advances, overdrafts, early payment/termination premium, events of default and remedies available, limitations on new indebtedness and on dividends to the parent, negative covenants, representations, warranties, limitation of liabilities and indemnities. Additionally, the agreement requires the Encina Obligors to be in compliance with the financial and qualitative covenants of all other existing debt.
The Encina Credit Facility provides for several financial covenants, including a minimum excess availability unless the fixed charge coverage ratio is greater than a specified benchmark, as defined, and limits on capital expenditures.
On October 15, 2019, the Encina Credit Facility was amended pursuant to a certain First Amendment to Loan and Security Agreement (the “Encina First Amendment”) concurrently with the Brightwood Side Letter Amendment discussed above, whereby Encina agreed to accept the changes in the Brightwood Side Letter Amendment since any changes to the Brightwood Side Letter needed concurrence from Encina.
On November 26, 2019, the Encina Credit Facility was further amended pursuant to a certain Second Amendment to Loan and Security Agreement (the “Encina Second Amendment”) whereby the amendment changed the computation of the line limitation but did not change the maximum amount of the credit facility of $45,000. The other change was a requirement that Hydrofarm Holdings Group Inc., the ultimate parent of the Encina Obligors, make a capital infusion to the Encina Obligors of $3,000 for working capital.
The Encina First Amendment and Encina Second Amendment were accounted for as debt modifications which did not result in the recognition of any gain or loss due to any revisions. The stated interest rate was 7.19% on December 31, 2019, while the effective interest rate in 2019 was 9.76%. In 2019, $1,119 of interest expense was recognized, of which $149 was related to the amortization of deferred financing costs. The Encina Obligors had $2,275 available to borrow under the Encina Credit Facility and were in compliance with all debt covenants as of December 31, 2019.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Debt convertible into preferred stock
In September and October 2019, the Company issued debt to investors convertible into preferred stock for cash of $7,532, less issuance costs of $552, in the form of unsecured subordinated promissory notes with interest at 6.0% per annum due on March 30, 2020.
The notes contained an automatic conversion feature triggered by a qualified financing as defined (e.g. private placement or initial public offering) of preferred stock of $5,000 or more. The number of shares into which the notes converted was to be based on a formula which divided outstanding principal and accrued interest by the per share price of the offering. The conditional share-settled conversion feature was deemed to be an embedded derivative that did not meet the criteria to be bifurcated and carried at fair value; accordingly, all of the proceeds net of the issuance costs were allocated to the debt instrument.
In December 2019, the Company completed an offering of convertible preferred stock which triggered conversion of $7,532 of principal plus $105 of accrued interest into 2,182,083 shares of the convertible preferred stock (see Note 13, Convertible Preferred Stock and Stockholders’ Equity, for discussion of the terms of the convertible preferred stock). The unamortized deferred financing costs at the time of conversion of $288 were written-off and are included in loss on debt extinguishment in the consolidated statements of operations in 2019.
Aggregate future principal payments
As of December 31, 2019, the aggregate future principal payments under long-term debt, excluding payments due under finance lease obligations presented in Note 8, Leases are as follows:
Year ending December 31,
2020	$34,396
2021	1,819
2022	73,192
2023	31
Total debt	$109,438
Reconciliation of payments due:
	Finance lease obligations	Debt excluding finance leases	Total
Current portion	$431	$34,396	$34,827
Long-term	368	75,042	75,410
Total payments due	$799	$109,438	$110,237

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
13.
CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Capital stock
As of December 31, 2019, the following summarizes shares authorized, issued and outstanding, and reserved for issuance:
	Shares authorized	Shares issued and outstanding, or reserved for issuance
Convertible preferred stock at $0.0001 par value per share	50,000,000	7,007,429
Common stock at $0.0001 par value per share	300,000,000	20,688,439
Common stock reserved for issuance:
Convertible preferred stock		2,078,605
Warrants		3,886,206
Stock options		819,879
Restricted stock units		1,820,598
Convertible preferred stock classified outside of permanent equity
In December 2019, the Company issued 7,007,429 shares of Series A convertible preferred stock with a par value of $24,526 in return for cash of $15,439, conversion of debt with a basis of $7,637, and $1,450 in receivables that were settled in January 2020. Offering costs totaled $1,274, of which $1,239 was included in accrued expense and other current liabilities in the consolidated balance sheet as of December 31, 2019.
A summary of key terms are as follows:
•
Initial purchase price: $3.50

•
Ranking: Senior to all classes of common and preferred stock

•
Use of Proceeds: Approximately $8,370 to pay down Term Loan (see Note 12, Debt, for discussion of the Brightwood Amendment to Side Letter Agreement dated January 16, 2020), growth investments and general corporate purposes

•
Preferred dividend: 10% dividend yield, cumulative, payable in cash or PIK (Series A Convertible Preferred Stock) at the issuer’s discretion; the rate increases to 11% after the 9-month anniversary and 12% after the 18-month anniversary

•
Liquidation preference: 1x liquidation preference upon liquidation or wind up; a majority of the Preferred Shareholders can vote to liquidate the Company

•
Conversion rights: At any time, the holders of the Preferred Stock can convert their shares 3.3712:1 into to common stock subject to typical anti-dilution provisions.

•
Voting rights: The Preferred Shareholders vote together with the holders of common stock on an as-converted basis.

•
Liquidity rights: Following the 18-month anniversary of the closing date, if an IPO has not occurred, the Preferred Stock investors can cause the Company to undertake one of the following actions (selection of the specific action is at the Company’s discretion):

•
Redeem the securities

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
•
Initiate a sale of the Company

•
Initiate an IPO process

•
Mandatory Conversion upon a Qualified IPO: Upon an IPO of at least $75,000, each share of Preferred Stock automatically converts into common stock at the lesser of (x) the then Series A Conversion Price, or (y) the then effective Discounted Qualified IPO price. The Discounted Qualified IPO price is the amount calculated by multiplying the price at which the shares of common stock were issued in the IPO by 0.8 (the Multiplier), provided that commending 270 days after the issuance of the Preferred Stock, the Multiplier shall be decreased to 0.79 and shall be decreased by an additional 0.01 every thirty days thereafter, provided that the Multiplier shall not decrease below 0.75.

•
Other terms: Customary rights consistent with offerings of this type, including protective provisions, registration rights, reporting/information rights, right of first refusal/co-sale rights, pre-emptive rights, lock up restrictions, and transfer restrictions

The Series A Convertible Preferred Stock contains a redemption feature not solely within the control of the Company’s common shareholders and is, therefore, classified outside of permanent equity. None of the embedded features required bifurcation from the host instrument.
Common stock
Each holder of common stock is entitled to one vote for each share of common stock. Common stockholders have no pre-emptive rights to acquire additional share of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation, the stockholders are entitled to share in corporate assets on a pro rata basis after the Company satisfies all liabilities and after provision is made for any class of capital stock having preference over the common stock. Subject to corporate regulations and preferences to preferred stock if any, dividends are at the discretion of the board of directors.
Warrants
Shares of common stock under warrants totaling 3,369,138 and 517,068 were issued to investors and placement agents, respectively, in the Offering and Concurrent Offering for aggregate shares under warrants of 3,886,206.
Warrants issued to the investors for the purchase of 3,369,138 shares of the Company’s common stock are exercisable at $16.86 per share in whole or in part subject to typical adjustments for anti-dilution and may be exercised on a “cashless” basis. The warrants are exercisable commencing the earliest of a public event defined as the effectiveness of a registration statement as defined, the closing of any initial public offering, or the closing of any other transaction or set of events that results in the Company being subject to the reporting requirement of the Securities Exchange Act of 1934, as amended. The warrants expire three years from the effective date of a public event. The warrants are callable by the Company solely at its discretion if certain conditions are met.
The warrants issued to the investors were accounted for as a component of equity primarily because there were no conditional obligations to issue a variable number of shares nor were there any deemed possibilities that the Company would need to settle the warrants in cash. Accordingly, the value of each warrant issued with each share in the Offering and Concurrent Offering was not accounted for separately.
Of the total shares subject to the placement agent warrants, 172,351 are exercisable at a price of $16.86 per share and 344,717 are exercisable at a price of $8.43 per share. Both types of warrants are exercisable in whole or in part subject to typical adjustments for anti-dilution and may be exercised on a “cashless” basis.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The placement agent warrants are exercisable upon exercise of the investor warrants issued in the Offering and Concurrent Offering.
The placement agent warrants were valued at $781 and recorded as an offering cost included as a component of equity (an increase for the value of the issuance, and a decrease associated with the offering cost); the valuation of the warrants is discussed in Note 17, Financial Instruments.
Refer to Note 1, Description of the Business, Recapitalization and reverse merger in 2018 for further discussion of warrants.
Restriction on the ability to pay dividends
Under the agreements with Encina and Brightwood, substantially all consolidated net assets of the Brightwood Obligors or Encina Obligors are subject to limitations regarding the restriction of payment of dividends to any direct or indirect parent.
14.
STOCK-BASED COMPENSATION AND 401K PLAN

Stock-based Compensation Plan Overview
The Company adopted the 2018 Equity Incentive Plan in August 2018 and the 2019 Employee, Director and Consultant Equity Incentive Plan in December 2019 (collectively, the “Incentive Plans”) whereby certain employees may be granted options or stock appreciation rights for voting or nonvoting shares of the Company or other restricted stock awards of shares, restricted shares and other stock awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value per share of the Company’s stock. Shares issued under the Incentive Plans are drawn from authorized and unissued shares or shares held or subsequently acquired by the Company as treasury shares. The Incentive Plans are administered by the Board of Directors which administration may be delegated to a committee consisting of one or more members of the Board (the “Plan Administrator”), subject to such limitations as the Board of Directors deems appropriate.
The Incentive Plans provide for the issuance of both non-statutory and incentive stock options and other awards to acquire up to 2,586,080 shares of common stock under the 2018 Equity Incentive Plan, and 1,034,431 shares of common stock under the 2019 Employee, Director and Consultant Equity Incentive Plan. Of the total shares available for grant under the stock compensation plans, 979,954 remain available as of December 31, 2019.
The Incentive Plans provide for granting of three types of awards described as follows:
•
The Plan Administrator may grant options designated as incentive stock options or nonqualified stock options. Options shall be granted with an exercise price per share not less than 100% of the fair market value of the common stock on the grant date, subject to certain limitations and exceptions as described in the plan agreements. Generally, the maximum term of an option shall be ten years from the grant date. The Plan Administrator shall establish and set forth in each instrument that evidences an option the time at which, or the installments in which, the option shall vest and become exercisable.

•
The Plan Administrator may grant stock awards, restricted stock and stock units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with the Company or a related company or the achievement of any performance goals, as the Plan Administrator shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the award.

•
Subject to the terms of the plans and such other terms and conditions as the Plan Administrator deems appropriate, the Plan Administrator may grant stock appreciation rights, performance awards, other stock or cash-based awards, as provided in the plans.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Certain shares, primarily those associated with restricted stock units, are subject to the Company’s right of first refusal under which the Company or its assignee has an assignable right of first refusal to purchase the shares at their then fair value as more fully described in the terms and conditions set forth in the agreement. The right of first refusal terminates upon the initial registration of the Common Stock under Section 12(b) or 12(g) of the Exchange Act.
No awards were granted prior to 2019.
Restricted stock units issued to executives subject to service and performance conditions
On January 11, 2019, pursuant to an employment contract with the chief executive officer (“CEO”), 1,034,431 restricted stock units (the “RSUs”) were granted with vesting commencing retroactive to January 1, 2019. On April 10, 2019, in connection with an employment contract with the President, 372,395 RSUs were granted with vesting commencing retroactive to March 4, 2019. On December 19, 2019, 413,772 RSUs were granted to the CEO with vesting commencing on the grant date. The RSUs expire after 10 years from the respective vesting commencement dates.
Each award has two vesting components, subject to certain change in control provisions, both of which must be achieved to vest in any portion of the award. No RSUs will be vested units (as defined in the RSU agreement) unless and until both the time-based vesting requirement (as defined below) and the performance-based vesting requirement (as defined below) are satisfied.
•
Time-Based Vesting Requirement (based on continuous employment): One fourth of the award will vest one year following the vesting commencement date; then, one sixteenth of the award will vest at the end of every three-month period measured from the one-year anniversary of the vesting commencement date.

•
Performance-Based Vesting Requirement: The RSUs will satisfy the performance-based vesting requirement only if (i) a liquidity event occurs on or prior to the expiration date and (ii) the employee does not experience a termination of service prior to the date of the liquidity event.

On the date the performance-based vesting requirement is satisfied, the employee will become vested in the number of RSUs that have satisfied the time-based vesting requirement, if any, and the RSU converts into one share of the Company’s common stock. If the performance-based vesting requirement is not satisfied, all RSUs will expire regardless of satisfaction of the time-based vesting requirement on the earlier of (x) the date of termination of service and (y) the expiration date. “Liquidity event” means the earlier to occur of (a) a change of control (as defined in the Plan as in effect on the grant date) or (b) an IPO. IPO means the effective date of the registration statement filed with the U.S. Securities and Exchange Commission relating to the initial public offering of a class of the Company’s equity securities.
Unvested RSUs are not considered outstanding common stock until the RSUs vest.
Since RSU awards represent equity awards of the Company, such awards are fair valued as of the grant date for the purposes of measurement and recognition under U.S. GAAP. To measure the value of the award, the initial grant-date fair value of shares of common stock underlying RSUs is determined. Such valuation is the responsibility of, and determined by, the Company’s board of directors, with input from management. In 2019, there was no public market for the Company’s common stock so the board of directors determined the fair value of common stock at the grant date by considering a number of objective and subjective factors including independent third-party valuations of the Company’s common stock, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors. Based on the models, for the awards granted in January and April 2019, the fair value was determined to be $4.82 per common share underlying each RSU, and $6.07 for the award granted in December 2019, for an aggregate fair value of $9,293 for all outstanding RSUs granted during the year-ended December 31, 2019.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The Company has determined that the ultimate vesting of RSUs granted to date is not probable as of December 31, 2019 and, accordingly, the Company has not recognized any expense related to these awards. The unamortized stock-based compensation expense of $9,293 as of December 31, 2019 will be recognized as expense if and when the Company determines that vesting is probable. At the time vesting becomes probable, a cumulative catch-up adjustment will be made to reflect the portion of the employee’s requisite service that has been provided to the probable date (but no less that the actual amount vested under the agreement), with the balance amortized over the remaining requisite service period.
Stock options
In 2019, the Company granted options to employees to acquire 958,570 shares of common stock which vest under one of three schedules as follows:
1.
20% vest as of the date of grant, then 1/45th on the last day of the month for the following 36 months;

2.
25% vest on the first anniversary of the date of grant, then 1/48th on the last day of the month for the following 36 months;

3.
All options vest upon grant.

Vesting is subject to certain change in control provisions as provided in the incentive plan agreements and options may be exercised up to 10 years from the date of issuance.
Since options represent equity awards of the Company, such awards are fair valued as of the grant date for the purposes of measurement and recognition under generally accepted accounting principles. To measure the fair value of an option, the Black-Scholes valuation model was utilized. The valuation model requires the input of highly subjective assumptions. Inputs to the model in 2019 were as follows:
Volatility	30%
Risk-free rate	1.37% to 2.49%
Dividend yield	Nil
Expected term in years	5.0 to 5.62
The fair value of common stock underlying the options was determined using the same methodology described above for RSUs which was $4.82 for the first nine months and $6.07 for the last quarter of 2019. The methodology used to determine the various assumptions above is described in Note 4, Basis of Preparation and Significant Accounting Policies.
The following table summarizes the stock option activity in 2019:
	Number	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term
Granted	958,570	$8.43	$0.71
Forfeited	(138,691)	$8.43	$0.71
Exercised	—	—
Expired	—	—
Outstanding at December 31, 2019	819,879	$8.43	$0.71	9.27
Exercisable at December 31, 2019	266,474	$8.43	$0.71	9.15
Unvested at December 31, 2019	553,405	$8.43	$0.74	9.33
Vested and expected to vest at December 31, 2019	819,879	$8.43	$0.71	9.27

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Total compensation expense for stock options in 2019 was $208 and is included in selling, general and administrative expenses in the consolidated statements of operations. No tax benefit related to the stock option expense was recognized as all the awards are classified as qualified incentives options.
As of December 31, 2019, total compensation cost related to unvested awards not yet recognized was $409 and the weighted-average period over which the compensation is expected to be recognized is 2.77 years.
401K Plan
The Company maintains a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which provides for voluntary contributions from the Company and its employees. Contributions from the Company were $190 and nil in 2019 and 2018, respectively.
15.
INCOME TAXES

In December 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the Company, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017. The 2017 Tax Act also provided for prospective changes beginning in 2018 including repeal of the domestic manufacturing deduction, acceleration of tax revenue recognition, global intangible low taxed income, foreign derived intangible income deduction, additional limitations on executive compensation and limitations on the deductibility of interest.
Loss from operations before tax was as follows for the years ended:
	Years ended December 31,
		2018
	2019	As restated and reclassified	Adjustments	As previously reported
United States	$(30,409)	$(31,493)	$(1,268)	$(30,225)
Foreign	(10,365)	(4,446)	528	(4,974)
Loss from continuing operations before tax	$(40,774)	$(35,939)	$(740)	$(35,199)
Significant components of income tax (benefit) expense from continuing operations consist of the following:
	Years ended December 31,
		2018
	2019	As restated and reclassified	Adjustments	As previously reported
Current:
Federal	$—	$216	$216	$—
State	18	79	18	61
Foreign	9	207	(127)	334
Total current	27	502	107	395
Deferred:
Federal	—	269	269	—
State	—	—	—	—
Foreign	(718)	(1,168)	(875)	(293)
Total deferred tax benefit	(718)	(899)	(606)	(293)
Total income tax (benefit) expense	$(691)	$(397)	$(499)	$102

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
The reconciliation of income tax computed at the U.S. federal statutory tax rates of 21% to income tax (benefit) expense from continuing operations consist of the following:
	Years ended December 31,
		2018
	2019	As restated and reclassified	Adjustments	As previously reported
Effective rate reconciliation
U.S. federal tax benefit at statutory rate	$(8,563)	$(7,547)	$(155)	$(7,392)
State income taxes, net	(1,247)	(1,009)	466	(1,475)
Permanent items	89	1,692	(153)	1,845
Foreign rate differential	(891)	(590)	(477)	(113)
Deferred adjustments	563	—	—	—
Tax entity classification adjustment	—	(1,927)	342	(2,269)
Non controlling interest	—	433	—	433
Valuation allowance	9,358	6,370	(2,663)	9,033
Other, net	—	2,181	2,141	40
Total income tax (benefit) expense	$(691)	$(397)	$(499)	$102
Deferred income tax assets and liabilities from continuing operations consist of the following as of:
	As of December 31,
		2018
	2019	As restated and reclassified	Adjustments	As previously reported
Deferred tax assets
Lease liabilities	$4,836	$—	$—	$—
Accrued expenses	1,129	1,385	641	744
Intangible assets	10,602	11,139	(4,195)	15,334
Net operating loss	17,589	10,312	2,972	7,340
Inventories	3,022	3,434	3,248	186
Interest expense	3,746	989	(2,118)	3,107
Other	—	104	104	—
Deferred tax assets	40,924	27,363	652	26,711
Valuation allowance	(34,746)	(25,388)	190	(25,578)
Total deferred tax assets	6,178	1,975	842	1,133
Deferred tax liabilities
Intangible assets, trade names	—	(1,205)	(34)	(1,171)
Property and equipment	(1,054)	(1,118)	(554)	(564)
Operating lease right-of-use assets	(4,729)	—	—	—
Other	—	—	1,311	(1,311)
Total deferred tax liabilities	(5,783)	(2,323)	723	(3,046)
Net deferred tax assets (liabilities)	$395	$(348)	$1,565	$(1,913)

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
Deferred income tax assets and liabilities are presented in the consolidated balance sheets by jurisdiction as follows:
	As of December 31,
		2018
	2019	As restated and reclassified	Adjustments	As previously reported
Deferred income tax assets included in other current assets	$—	$—	$(429)	$429
Deferred income tax assets included in other long-term assets	395	533	533	—
Deferred income tax liabilities	—	(881)	1,461	(2,342)
Net deferred tax assets (liabilities)	$395	$(348)	$1,565	$(1,913)
In 2019, the Company had federal and state net operating losses of approximately $58,000 and $44,000, respectively. The federal and state net operating losses, if not utilized, will begin to expire in 2037 and 2027, respectively. In 2019, the Company had foreign net operating losses of approximately $9,000. The foreign net operating losses, if not utilized, will begin to expire in 2037.
The Company determined the amount of its valuation allowance based on its estimates of taxable income by jurisdiction in which it operates over the periods in which the related deferred tax assets will be recoverable. As of December 31, 2019, the Company believes it is more-likely-than-not that it will not be able to realize its US deferred tax assets and therefore has maintained a full valuation allowance against its US deferred tax assets. The Company has also provided a full valuation allowance against the majority of its Canadian and Spanish deferred tax assets. The valuation allowance increased by $9,358 and $8,459 ($8,649 as previously reported) during 2019 and 2018, respectively.
Carryforwards of NOLs are subject to possible limitation should a change in ownership occur, as defined by Internal Revenue Code Section 382. An ownership change is generally defined as a greater than 50% increase in equity ownership by 5% shareholders in any three-year period. The annual limitation may result in the expiration of the NOL carry forwards before utilization.
In 2019 and 2018, the Company did not record any liabilities related to uncertain tax positions. The Company does not have any tax positions for which it is reasonably possible that the total amount of gross unrecognized tax benefits will significantly change within 12 months of December 31, 2019.
The Company recognizes interest and penalties relating to unrecognized tax benefits as part of its income tax expense. The Company’s major filing jurisdictions are the United States and Canada. Due to the Company’s net operating loss carryforwards, the Company’s income tax returns remain subject to examination by federal, foreign and most state taxing authorities for all tax years.
16.
COMMITMENTS AND CONTINGENCIES

Purchase commitments
From time to time in the normal course of business, the Company will enter into agreements with suppliers which provide favorable pricing in return for a commitment to purchase minimum amounts of inventory over a defined time period.
In October 2017, the Company entered into an agreement with a supplier to distribute and sell certain garden products for a term ending in December 2022. The Company committed to periodic minimum volumes over the term of the agreement in return for pricing that would provide the Company with a minimum gross margin along with the potential for rebates. Inventory purchased under this agreement totaled $3,641 and $2,644 in 2019 and 2018, respectively. Cost of goods sold in 2019 and 2018 include an additional $1,134 and

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
$1,108 for payments expected to be made in 2020 and 2021 based on negotiations with the supplier that began in late 2019 associated with volumes purchased below minimum thresholds.
In June 2020, as part of the negotiations with the supplier that began in late 2019, the original distribution agreement was amended and restated with a term ending in December 2024. Significant changes to the agreement were a modification to the pricing program and a revision to the periodic minimum purchase volumes to be acquired on a take-or-pay bases, as defined. Minimum purchase requirements are $2,500, $3,000, $3,500, $4,000 and $4,500 for 2020, 2021, 2022, 2023 and 2024, respectively. The Company expects that these minimum purchase commitment obligations will be met.
Contingencies
In the normal course of business, certain claims have been brought against the Company and, where applicable, its suppliers. While there is inherent difficulty in predicting the outcome of such matters, management has vigorously contested the validity of these claims. Based on available information, management believes the claims are without merit and does not expect that the outcome, individually or in the aggregate, would have a material adverse effect on the consolidated financial position, results of operations, cash flows or future earnings.
17.
FAIR VALUE

Assets and liabilities measured at fair value on a recurring basis
The contingent consideration payable is the only financial asset or liability measured at fair value on a recurring basis. The following table provides a summary of the changes in its fair value using Level 3 inputs:
	December 31,
	2019	2018
Balance at beginning of year	$—	$1,538
Change in contingent consideration payable	—	(1,538)
Balance at end of year	$—	$—
The carrying value of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, accrued and other current liabilities and revolving asset-backed credit facility approximate their fair value due to their short-term maturities using level 2 inputs. The terms of the Term Loan are similar to those that would be available if the debt were refinanced at year-end, and accordingly its carrying value approximates its fair value using level 3 inputs.
Assets and liabilities measured at fair value on a non-recurring basis
The Company measures certain non-financial assets and liabilities, including long-lived assets, goodwill and intangible assets, at fair value on a nonrecurring basis. Fair value measurements of non-financial assets and non-financial liabilities are used primarily in the impairment analyses of long-lived assets, goodwill and intangible assets. These inputs are classified as Level 3 in the fair value hierarchy. See discussion of impairment losses in Note 10, Intangible Assets and Goodwill.
The warrants issued to the placement agents in 2018 discussed in Note 13, Convertible Preferred Stock and Stockholders’ Equity, Warrants, were valued at $781 using the Black-Scholes valuation model at the dates of issuance with the following inputs: volatility of 65%, underlying stock price of $8.19, term of one year, strike price of $8.43 and $16.86, and risk-free rate of 2.4%. These inputs are classified as Level 3 in the fair value hierarchy.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
18.
RELATED PARTY TRANSACTIONS

Hydrofarm Headquarters
The Company leases its headquarters and local distribution center in Petaluma, California from entities in which a related party is an investor. One lease is month to month and another lease terminated in June 2019. In 2019 and 2018, aggregate rent expense for these two leases totaled $1,445 and $1,787, respectively.
Management Agreements
In connection with the Formation Transaction, the Company entered into two management agreements with affiliates of certain of the Company’s stockholders. Pursuant to the management agreements, the affiliates provided the Company with various management services including transaction advisory, financial and management consulting. The Company incurred aggregate management fees and reimbursable expenses of $213 in 2018. The management agreements were terminated in connection with the private placement discussed in Note 1, Description of the Business.
Subordinated loans from related party
On May 22, 2018, in connection with forbearance and amendments to the BofA Credit Facility and Term Loan agreements discussed in Note 12, Debt, the Company obtained a subordinated note of $4,000 from a stockholder of the Company to fund operations. Interest was at a rate of 8.24% per annum with no payment of interest and principal made in cash prior to the maturity date. On June 29, 2018, in connection with and under the same terms as the May 22, 2018 subordinated note, an additional amount of $2,000 was secured from the stockholder. As discussed in Note 1, Description of the Business, the $4,000 note plus accrued interest of $88 was converted into equity in exchange for shares and warrants. The $2,000 subordinated loan was repaid in August 2018.
19.
IMPAIRMENT, RESTRUCTURING AND OTHER

Certain expenses were incurred in 2019 and 2018 primarily related to recognition of impairment on intangible assets as discussed in Note 10, Intangible Assets and Goodwill; several restructuring and recapitalization events discussed in Note 1, Description of the Business; fees for various statutory filings; severance costs for a reduction-in-force; and, costs to early terminate several leases.
These costs and expenses are summarized as follows:
	For the years ended December 31,
	2019	2018
Impairment of intangible assets	$5,390	$2,716
Restructuring costs	1,973	3,431
Costs related to SEC filings	1,080	776
Severance costs	784	—
Costs related to early termination of leases, net of gains	337	—
Other, net	471	246
Total impairment, restructuring and other	$10,035	$7,169
Restructuring costs in 2019 and 2018 were for professional fees related to consultation, due diligence, and assistance to research and evaluate various capitalization strategies related to alternative debt and equity refinancing structures, and non-capitalizable costs related to implementation of selected strategies.

   Hydrofarm Holdings Group, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(in thousands, except share amounts)
20.
SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred from the balance sheet date of December 31, 2019 through August 14, 2020, the date the consolidated financial statements were available to be issued, and through December 1, 2020, as it relates to the reverse stock split.
In January and February 2020, under the same terms as the Series A Convertible Preferred Stock offering discussed in Note 13, Convertible Preferred Stock and Stockholders’ Equity, an additional 717,616 shares of stock were issued primarily to existing investors for $2,511, less offering costs of $169, for net cash proceeds of $2,342.
In April 2020, the Company entered into a U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) promissory note in the principal amount of $3,300 with JPMorgan Chase Bank’s SBA loan program under the CARES Act (the “PPP Loan”). The PPP Loan bears interest at 1%, which is deferred for the first six months.
In April 2020, a third amendment to the Encina Credit Facility replaced the existing “fixed charge coverage ratio/minimum excess availability” financial covenant with an amended “availability block,” and increased the “inventory sublimit.”
In June 2020, as more fully discussed in Note 16, Commitments and Contingencies, as part of the negotiations that began in late 2019, the original distribution agreement with a supplier was amended and restated with a term ending in December 2024.
In July 2020, the Company entered into a consulting agreement with a director to serve as an advisor to the board of directors and CEO. The agreement includes an award of 296,630 restricted stock units, which vests over a period of two years in equal quarterly installments commencing after a three-month service period following the award, subject to the satisfaction of a performance-based vesting requirement.
In August 2020, the Company executed a lease for approximately 100,000 square feet of warehouse space in Oregon to be available upon expiration of the lease for existing space on September 30, 2020. The new lease has a term of 64 months, commencing on occupancy, with an option to renew at the then fair market value for another five years. Rent is abated for the first four months. Thereafter, monthly rent is approximately $53, and increases periodically to the final year where the monthly rent is $62.
As discussed more fully in Note 7, Notes Receivable, the borrower on a note receivable for $2,931 plus interest was in default as of December 31, 2019 and the Company is currently pursuing its remedies for recovery of the investment which include renegotiating the terms for repayment, and ultimately if necessary, recovery of the equipment serving as collateral which is expected to be sufficient to settle the basis of the loan.
In November 2020, the board of directors of the Company approved a 1-for-3.3712 reverse stock split of the Company’s outstanding common stock, which was effected on November 24, 2020. All share and per share data shown in the accompanying condensed consolidated financial statements and related notes has been retroactively revised to give effect to this reverse stock split for all periods presented. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately decreased and the respective per share value and exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. The formula for the conversion of Series A Convertible Preferred Stock into common stock was adjusted from 1-to-1 to 3.3712-to-1. There were no changes in the authorized shares or par values of the Company’s common stock and preferred stock as a result of the reverse stock split.

Schedule II — Valuation and Qualifying Accounts
Hydrofarm Holdings Group, Inc.
For the years ended December 31, 2019 and 2018
(in thousands)
	Balance as of beginning of year	Provision/ (Benefit)	Deductions	Balance as of end of year
Year ended December 31, 2019
Allowance for doubtful accounts	$1,227	$933	$(384)	$1,776
Allowance for inventory obsolescence	3,219	707	(104)	3,822
Year ended December 31, 2018
Allowance for doubtful accounts	2,955	534	(2,262)	1,227
Allowance for inventory obsolescence	4,618	(824)	(575)	3,219

Hydrofarm Holdings Group, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands, except for share and per share amounts)
	Pro Forma September 30, 2020	September 30,	December 31,
		2020	2019
Assets
Current assets:
Cash and cash equivalents	$29,088	$31,078	$22,866
Restricted cash	1,777	1,777	9,991
Accounts receivable, net	22,543	22,543	15,246
Inventories	79,990	79,990	50,228
Notes receivable	3,151	3,151	4,796
Prepaid expenses and other current assets	6,364	6,364	1,840
Total current assets	142,913	144,903	104,967
Property and equipment, net	3,303	3,303	3,550
Operating lease right-of-use assets	15,877	15,877	18,521
Intangible assets, net	53,560	53,560	57,406
Other assets	928	928	1,207
Total assets	216,581	$218,571	$185,651
Liabilities, convertible preferred stock and stockholders’ equity
Current liabilities:
Accounts payable	35,290	$35,290	$17,224
Accrued expenses and other current liabilities	17,121	17,121	9,188
Current portion of lease liabilities	3,142	3,142	3,181
Current portion of long-term debt	37,224	37,224	34,827
Total current liabilities	92,777	92,777	64,420
Long-term lease liabilities	13,350	13,350	15,786
Long-term debt	74,602	74,602	73,105
Other long-term liabilities	581	581	1,160
Total liabilities	181,310	181,310	154,471
Commitments and contingencies (Note 10)
Convertible preferred stock $0.0001 par value; 50,000,000 shares authorized; 7,725,045 and 7,007,429 shares issued and outstanding at September 30, 2020 and December 31, 2019 including cumulative dividends of $1,990 and $0 respectively; no shares issued and outstanding on a pro forma basis	—	27,584	21,802
Stockholders’ equity
Common stock – $0.0001 par value; 300,000,000 shares authorized; 20,688,439 shares issued and outstanding at September 30, 2020 and December 31, 2019; 22,979,908 shares issued and outstanding on a pro forma basis	2	2	2
Additional paid-in capital	180,193	154,599	156,179
Accumulated other comprehensive loss	(390)	(390)	(144)
Accumulated deficit	(144,534)	(144,534)	(146,659)
Total stockholders’ equity	35,271	9,677	9,378
Total liabilities, convertible preferred stock and stockholders’ equity	$216,581	$218,571	$185,651
The accompanying notes are an integral part of the condensed consolidated financial statements.

Hydrofarm Holdings Group, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
(In thousands except share and per share amounts)
	Nine months ended September 30,
	2020	2019
Net sales	$254,763	$181,338
Cost of goods sold	207,139	159,762
Gross profit	47,624	21,576
Operating expenses:
Selling, general and administrative	37,084	30,759
Impairment, restructuring and other	276	3,589
Income (loss) from operations	10,264	(12,772)
Interest expense	(7,858)	(9,789)
Loss on debt extinguishment	—	(391)
Other income, net	103	334
Income (loss) before tax	2,509	(22,618)
Income tax (expense) benefit	(384)	246
Net income (loss)	2,125	(22,372)
Cumulative dividends allocated to Series A Convertible Preferred Stock	(1,990)	—
Net income (loss) attributable to common stockholders	$135	$(22,372)
Net income (loss)	$2,125	$(22,372)
Foreign currency translation (loss) gain	(246)	1,193
Total comprehensive income (loss)	$1,879	$(21,179)
Historical earnings per share:
Net income (loss) per share attributable to common stockholders:
Basic	$0.01	$(1.08)
Diluted	$0.01	$(1.08)
Weighted-average shares of common stock outstanding:
Basic	20,688,439	20,688,439
Diluted	20,892,507	20,688,439
Pro forma earnings per share for 2020:
Net income per share attributable to common stockholders on pro forma basis:
Basic	$0.09
Diluted	$0.09
Weighted-average shares of common stock outstanding on pro forma basis:
Basic	22,942,435
Diluted	23,146,503
The accompanying notes are an integral part of the condensed consolidated financial statements.

Hydrofarm Holdings Group, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (UNAUDITED)
(In thousands, except for share amounts)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2019	—	$—	20,688,439	$2	$155,971	$(1,853)	$(106,576)	$47,544
Stock-based compensation expense	—	—	—	—	173	—	—	173
Net loss	—	—	—	—	—	—	(22,372)	(22,372)
Foreign currency translation gain	—	—	—	—	—	1,193	—	1,193
Balance, September 30, 2019	—	$—	20,688,439	$2	$156,144	$(660)	$(128,948)	$26,538
Balance, January 1, 2020	7,007,429	$21,802	20,688,439	$2	$156,179	$(144)	$(146,659)	$9,378
Proceeds from issuance of Series A Convertible Preferred Stock, net of issuance costs of $169	717,616	2,342	—	—	—	—	—	—
Collection of receivable for issuance of Series A Convertible Preferred Stock	—	1,450	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	410	—	—	410
Series A Convertible Preferred Stock cumulative dividend	—	1,990	—	—	(1,990)	—	—	(1,990)
Net income	—	—	—	—	—	—	2,125	2,125
Foreign currency translation loss	—	—	—	—	—	(246)	—	(246)
Balance, September 30, 2020	7,725,045	$27,584	20,688,439	$2	$154,599	$(390)	$(144,534)	$9,677

The accompanying notes are an integral part of the condensed consolidated financial statements.

Hydrofarm Holdings Group, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)
	Nine months ended September 30,
	2020	2019
Operating activities
Net income (loss)	$2,125	$(22,372)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	5,170	5,198
Non-cash operating lease expense	2,538	2,771
Amortization of deferred financing costs	715	470
Interest expense capitalized to principal of long-term debt	20	7,259
Other	276	(314)
Changes in assets and liabilities:
Accounts receivable	(7,694)	(4,342)
Inventories	(29,730)	(3,677)
Prepaid expenses and other current assets	(3,650)	(3,175)
Accounts payable	18,145	7,566
Accrued expenses and other current liabilities	7,166	1,898
Lease liabilities	(2,379)	(2,542)
Other	(479)	(260)
Net cash used in operating activities	(7,777)	(11,520)
Investing activities
Purchases of property and equipment	(700)	(541)
Issuance of notes receivable	—	(3,031)
Proceeds on notes receivable	2,000	—
Other	28	—
Net cash provided by (used in) investing activities	1,328	(3,572)
Financing activities
Proceeds from issuance of Series A Convertible Preferred Stock, net of issuance costs	3,792	—
Proceeds from issuance of convertible debt	—	5,873
Borrowings from PPP Loan	3,274	—
Borrowings under revolving credit facilities	213,621	203,724
Payments of deferred financing costs	(13)	(1,377)
Repayments of long-term debt and revolving credit facilities	(213,709)	(203,420)
Payments of deferred offering costs	(153)	—
Other	(404)	(137)
Net cash provided by financing activities	6,408	4,663
Effect of exchange rate changes on cash, cash equivalents and restricted cash	39	2,347
Net decrease in cash, cash equivalents and restricted cash	(2)	(8,082)
Cash, cash equivalents and restricted cash at beginning of period	32,857	27,923
Cash, cash equivalents and restricted cash at end of period	$32,855	$19,841
The accompanying notes are an integral part of the condensed consolidated financial statements.

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
1.
DESCRIPTION OF THE BUSINESS

Description of the business
Hydrofarm Holdings Group, Inc. and its subsidiaries (collectively, the “Company”) was formed under the laws of the state of Delaware to acquire and continue the business of Hydrofarm, LLC which, since 1977, has been in the business of distribution and manufacture of controlled environment agriculture (“CEA”, principally hydroponics) equipment and supplies, including a broad portfolio of proprietary branded products. Products offered include agricultural lighting devices, indoor climate control equipment, hydroponics and nutrients, and plant additives used to grow, farm and cultivate cannabis, flowers, fruits, plants, vegetables, grains and herbs in controlled environment settings that allow end users to control key farming variables including temperature, humidity, CO2, light intensity and color, nutrient concentration and pH.
2.
BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the requirements of the U.S. Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These condensed consolidated financial statements have been prepared on the same basis as its annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for the fair statement of the Company’s financial information. These interim results are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2020, or for any other interim period or for any other future year. All intercompany balances and transactions have been eliminated in consolidation.
The condensed consolidated balance sheet as of December 31, 2019 has been derived from the audited consolidated financial statements of the Company, which are included in the prospectus herein. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto included in the prospectus herein.
Use of estimates
As of the date of issuance of these condensed consolidated financial statements, the Company is not aware of any specific events or circumstance that would require an update to estimates, assumptions and judgments, or a revision of the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the condensed consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences could be material to the Company’s condensed consolidated financial statements.
Unaudited pro forma balance sheet information as of September 30, 2020
The Company intends to pay the cumulative dividends on the convertible preferred stock at the time of the initial public offering (“IPO”). U.S. Securities and Exchange Commission Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. The accompanying unaudited pro forma balance sheet information presented in the condensed consolidated balance sheet as of September 30, 2020 assumes a $1,990 reduction of cash to pay the cumulative dividends on the convertible preferred stock and assumes conversion of the outstanding shares of convertible preferred stock into shares of common stock in connection with the

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
IPO. The presentation assumes that the convertible preferred stock converts into 2,291,469 shares of common stock as of September 30, 2020 based on the conversion formula described in Note 8, Convertible preferred stock and stockholders’ equity, assuming issuance at the Series A Conversion Price of $11.80 per share. Upon conversion of shares of preferred stock into common stock, the basis in the convertible preferred stock is transferred to stockholders’ equity as an increase in par value and additional paid-in capital. The unaudited pro forma balance sheet information does not assume any proceeds from the IPO.
Segment and entity-wide information
Segment information
The business is organized as two operating segments, the U.S. and Canada, which meet the criteria for aggregation, and the Company has elected to present them as one reportable segment, which is the distribution and manufacture of CEA equipment and supplies.
Since the Company operates as one reportable segment, all required segment financial information is found in the condensed consolidated financial statements and footnotes with entity-wide disclosures presented below.
Entity-wide information
Sales to external customers and property and equipment, net in the United States and Canada, determined by the location of the subsidiaries, were as follows:
	For the nine months ended September 30,
	2020	2019
United States	$212,706	$148,993
Canada	44,352	35,457
Intersegment eliminations	(2,295)	(3,112)
Total consolidated net sales	$254,763	$181,338

	September 30, 2020	December 31, 2019
United States	$2,633	$2,660
Canada	670	890
Total property and equipment, net	$3,303	$3,550
All of the products sold by the Company are similar and classified as CEA equipment and supplies. The Company’s underlying accounting records currently do not support presentation of disaggregated net sales and any attempt to report them would be impracticable.

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
Cash, cash equivalents and restricted cash
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets to the consolidated statements of cash flows.
	September 30, 2020	December 31, 2019
Cash and cash equivalents	$31,078	$22,866
Restricted cash	1,777	9,991
Cash and cash equivalents, and restricted cash	$32,855	$32,857
Cash and cash equivalents and restricted cash as of September 30, 2019 were $18,226 and $1,615, respectively, for total cash, cash equivalents, and restricted cash as of September 30, 2019 of $19,841.
Revenue recognition
The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”) which requires that revenue recognized from contracts with customers be disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company has determined that revenue is generated from one category, which is the distribution and manufacture of controlled environment agriculture (“CEA”, principally hydroponics) equipment and supplies. Inventory is maintained in regional distribution centers. Payment terms are primarily at the point of sale or due within thirty days.
Revenue is recognized as control of promised goods or services is transferred to customers which generally occurs upon receipt at customers’ locations determined by the specific terms of the contract. Arrangements have a single performance obligation and revenue is reported net of variable consideration which includes applicable volume rebates, cash discounts and sales returns and allowances. Variable consideration is estimated and recorded at the time of sale; these allowances and accruals are not material to the financial statements.
The amount billed to customers for shipping and handling costs included in net sales was $3,475 and $2,234 for the nine months ended September 30, 2020 and 2019, respectively. Shipping and handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are accounted for as fulfillment costs included in cost of goods sold under the practical expedient provisions of ASC 606. Deferred revenues are not material. The Company does not receive noncash consideration for the sale of goods. There are no significant financing components. Excluded from revenue are any taxes assessed by governmental authorities, including value-added and other sales-related taxes that are imposed on and concurrent with revenue-generating activities under the practical expedient provisions.
Notes receivable
During 2019, the Company advanced a total of $2,931 in the form of a note receivable secured by equipment to another third party, which earned interest at a rate of 8.0%. The note was to mature on the earlier of a) four months or 12 months after abandonment of a potential merger by the third party or the Company, respectively, b) acceleration due to default conditions, or c) May 29, 2023. As of December 31, 2019, the third party had defaulted on the interest payment due on September 20, 2019, triggering an increase to the default rate of 13%. In January 2020, the Company formally abandoned the merger and arranged for the principal balance to be paid in monthly installments of $254 through January 2021. Effective April 23, 2020, due to the third party being in default on the note, the parties entered a forbearance agreement stipulating that payments will commence beginning May 8, 2020. The Company and the third party are currently in discussions to amend the note. The amendment is intended to allow the third party to receive equity financing

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
that will be used to fund operations and make a payment on the note upon the effective date of the amendment. The Company expects the amendment will provide for financial covenants, a first priority security on all assets, amortization, and a 2024 maturity. In the event of a further default by the third party, the Company will pursue its remedies in the note, including recovery of the equipment serving as collateral, which is expected to be sufficient to settle the basis of the loan.
Deferred offering costs
The Company capitalizes certain legal, accounting and other third-party fees that are directly related to an equity financing that is probable of successful completion until such financing is consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds received as a result of the financing. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses in the condensed consolidated statements of operations and comprehensive income (loss) in the period of determination. As of September 30, 2020, $940 of deferred offering costs were included in prepaid expenses and other current assets in the condensed consolidated balance sheets.
Income taxes — interim tax provision
The income tax provision is calculated for an interim period by distinguishing between elements recognized in the income tax provision through applying an estimated annual effective tax rate (the “ETR”) to a measure of year-to-date operating results referred to as “ordinary income (or loss),” and discretely recognizing specific events referred to as “discrete items” as they occur. The income tax provision or benefit for each interim period is the difference between the year-to-date amount for the current period and the year-to-date amount for the prior period. Under ASC 740-270-30-36, entities subject to income taxes in multiple jurisdictions should apply one overall ETR instead of separate ETRs for each jurisdiction when calculating the interim-period income tax or benefit related to consolidated ordinary income (or loss) for the year-to-date interim period, except in certain circumstances.
The Company’s effective tax rates for the nine months ended September 30, 2020 and 2019 differ from the federal statutory rate of 21% principally as a result of valuation allowances expected to be applied to net operating loss carry-forwards which will not meet the threshold for recognition as deferred tax assets.
Fair value
No financial assets or liabilities are measured at fair value on a recurring basis for the periods presented.
The carrying value of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, accrued and other current liabilities and revolving asset-backed credit facility approximate their fair value due to their short-term maturities using level 2 inputs. The terms of the Term Loan are similar to those that would be available if the debt were refinanced at period-end, and accordingly its carrying value approximates its fair value using level 3 inputs.
Recently issued accounting pronouncements
Adopted in 2020
In August 2018, the FASB issued Accounting Standards Update (“ASU”) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurement for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. The Company adopted the standard effective January 1, 2020 with no impact on its disclosures about fair value measurements.

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments are effective for all entities as of March 12, 2020 through December 31, 2022. The Company adopted the standard effective March 12, 2020 with no impact on the condensed consolidated financial statements and related disclosures.
Accounting standards not yet effective
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), with additional amendments issued subsequently. Topic 326 changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. Topic 326 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact the adoption of Topic 326 will have on its condensed consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and improving consistent application of and simplifying GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact the adoption of Topic 740 will have on its condensed consolidated financial statements.
3.
NET INCOME (LOSS) PER COMMON SHARE (“EPS”)

Basic EPS is computed using net income (loss) attributable to common stockholders divided by the weighted-average number of common shares outstanding during each period, excluding unvested restricted stock units (“RSUs”).
Diluted EPS represents net income (loss) attributable to common stockholders divided by the weighted-average number of common shares outstanding during the period, including common stock equivalents. Common stock equivalents consist of shares subject to warrants and share-based awards with exercise prices less than the average market price of the Company’s common stock for the period, to the extent their inclusion would be dilutive. Regarding RSUs subject to a performance condition, before the end of the contingency period (i.e., before the performance or market conditions have been satisfied), the number of contingently issuable shares (i.e., RSUs) to be included in diluted EPS would be based on the number issuable under the terms of the arrangement if the end of the reporting period was the end of the contingency period, assuming the result would be dilutive. Those contingently issuable shares would be included in the denominator of diluted EPS as of the beginning of the period, or as of the grant date of the share-based payment, if later.
Net income (loss) per share attributable to common stockholders
The following table presents information necessary to calculate basic and diluted EPS for the nine months ended September 30, 2020 and 2019:

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
	Nine months ended September 30,
	2020	2019
Net income (loss)	$2,125	$(22,372)
Cumulative dividends allocated to Series A Convertible Preferred Stock	(1,990)	—
Net income (loss) available for distribution	135	(22,372)
Less: Undistributed earnings allocable to participating securities	(13)	—
Basic and diluted net income (loss) attributable to common stockholders	$122	$(22,372)
Less: Effect on net income (loss) of dilutive securities using the “if converted” method	—	—
Diluted net income (loss) attributable to common stockholders after adjustment for assumed conversions	$122	$(22,372)
Weighted-average shares of common stock outstanding for basic net income (loss) per share attributable to common stockholders	20,688,439	20,688,439
Dilutive effect of restricted stock units subject only to time-based vesting using the treasury stock method	127,544	—
Dilutive effect of warrants using the treasury stock method	29,113	—
Dilutive effect of stock options using the treasury stock method	47,411	—
Weighted-average shares of common stock outstanding for diluted net income (loss) per share attributable to common stockholders	20,892,507	20,688,439
Basic net income (loss) per share attributable to common stockholders	$0.01	$(1.08)
Diluted net income (loss) per share attributable to common stockholders	$0.01	$(1.08)
Basic and diluted net income (loss) per share attributable to common stockholders is computed using the two-class method as the convertible preferred stock is determined to be a participating security and the application of the if-converted method is not more dilutive. The computation of the weighted-average shares of common stock outstanding for diluted EPS includes the following potential common shares attributable to common stockholders using the treasury stock method for the weighted-average period during which the units were outstanding:
	Nine months ended September 30,
	2020	2019
Shares subject to warrants outstanding	344,717	—
Shares subject to stock options outstanding	848,837	—
Shares subject to unvested restricted stock units subject only to time-based vesting	402,151	—

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
The computation of the weighted-average shares of common stock outstanding for diluted EPS excludes the following potential common shares as their inclusion would have an anti-dilutive effect on diluted EPS attributable to common stockholders:
	Nine months ended September 30,
	2020	2019
Shares subject to warrants outstanding	3,541,489	3,886,206
Shares subject to stock options outstanding	—	796,593
Shares subject to unvested restricted stock units with performance conditions	2,117,228	1,406,826
Shares of common stock subject to conversion of 7,725,045 shares Series A preferred stock	2,291,469	—
Shares of common stock subject to share settlement of $1,990 cumulative dividend on Series A preferred stock	168,644	—
The 2,117,228 and 1,406,826 RSUs as of September 30, 2020 and 2019 respectively, included in the preceding table, are subject to time and performance-based vesting criteria which would not have been met if the end of the contingency (e.g., performance) period were September 30, 2020.
If determined by the Corporation that the cumulative Series A preferred stock dividend would be paid in shares of Series A preferred stock, the 568,571 shares of Series A preferred stock convertible into 168,644 shares of common stock, included in the table, reflect the shares that would have been issued as of September 30, 2020 (cumulative dividend on preferred stock of $1,990 at $11.80 per share, the Series A Conversion Price). See Note 8, Convertible Preferred Stock and Stockholders’ Equity, under Convertible preferred stock classified outside of permanent equity, for a description of “mandatory conversion upon a qualified IPO.” The issuance of shares associated with the dividend would be considered a “nominal issuance” (issuance for little or no additional consideration) and, accordingly, included in EPS retroactively to the date the underlying dividends were earned on a weighted average basis unless anti-dilutive.
Unaudited pro forma net income (loss) per share attributable to common stockholders for the nine months ended September 30, 2020
The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per share attributable to common stockholders assuming the automatic conversion of convertible preferred stock into 2,291,469 shares of common stock (based on the conversion formula described in Note 8, Convertible preferred stock and stockholders’ equity) (and assumes that no dividends have accrued as of such date in accordance with the terms of the convertible preferred stock) upon consummation of the IPO as if the IPO had occurred as of January 1, 2020 or the original issuance date of the convertible preferred stock if after January 1, 2020:

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
Nine months ended September 30, 2020
Basic and diluted net income attributable to common stockholders	$122
Add-back: Cumulative dividends allocated to Series A Convertible Preferred Stock, assuming conversion	1,990
Add-back: Undistributed earnings allocable to participating securities, assuming conversion	13
Net income used to calculate basic pro forma net income per share attributable to common stockholders	2,125
Less: Effect on net income of dilutive securities using the “if converted” method	—
Net income used to calculate dilutive pro forma net income per share attributable to common stockholders	$2,125
Weighted-average shares of common stock outstanding for basic earnings per share	20,688,439
Add: Pro forma adjustment to reflect assumed conversion of all outstanding shares of Series A Preferred Stock	2,253,996
Weighted-average shares of common stock outstanding for pro forma basic earnings per share	22,942,435
Add: Dilutive effect of restricted stock units, warrants and stock options using the treasury stock method	204,068
Weighted-average shares of common stock outstanding used to compute pro forma diluted net income per share attributable to common stockholders	23,146,503
Pro forma basic net income per share attributable to common stockholders	$0.09
Pro forma diluted net income per share attributable to common stockholders	$0.09

4.
ACCOUNTS RECEIVABLE, NET AND INVENTORIES

Accounts receivable, net comprised the following:
	September 30, 2020	December 31, 2019
Trade accounts receivable	$22,761	$16,577
Allowance for doubtful accounts	(1,323)	(1,776)
Other receivables	1,105	445
Total accounts receivable, net	$22,543	$15,246
Inventories comprised the following:
	September 30, 2020	December 31, 2019
Finished goods	$83,089	$54,050
Allowance for inventory obsolescence	(3,099)	(3,822)
Total inventories	$79,990	$50,228

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
5.
OPERATING LEASES

The Company leases its distribution centers from third parties under various non-cancelable lease agreements expiring at various dates through 2030. Certain lease agreements contain renewal options. The Company recognizes operating lease costs over the respective lease periods, including short-term and month-to-month leases. During the nine months ended September 30, 2020 and 2019, the Company incurred operating lease costs of $4,246 and $4,350, respectively, included within selling, general and administrative expense in the condensed consolidated statements of operations and comprehensive income (loss).
Supplemental balance sheet information related to the Company’s operating leases are as follows:
	September 30, 2020	December 31, 2019
Assets
Operating lease right-of-use assets	$15,877	$18,521
Total leased assets	$15,877	$18,521
Liabilities
Current portion of lease liabilities	$3,142	$3,181
Long-term lease liabilities	13,350	15,786
Total lease liabilities	$16,492	$18,967
As of September 30, 2020, future minimum lease payments under non-cancelable operating leases are as follows:
Operating
For the period of October 1, 2020 to December 31, 2020	$945
Year ending December 31
2021	3,823
2022	3,335
2023	1,803
2024	1,397
2025	1,428
Thereafter	6,730
Total rental payments	19,461
Less portion representing interest	(2,969)
Total principal	16,492
Less current portion	(3,142)
Long-term portion	$13,350

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
6.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities comprised the following:
	September 30, 2020	December 31, 2019
Goods in transit accrual	$4,126	$1,005
Freight, custom and duty accrual	3,486	977
Accrued compensation and benefits	3,355	1,857
Obligations due under a distribution agreement	586	1,154
Costs related to issuance of Series A Convertible Preferred Stock	—	1,239
Other accrued liabilities	5,568	2,956
Total accrued expenses and other current liabilities	$17,121	$9,188

7.
DEBT

Debt is comprised of the following:
	September 30, 2020			December 31, 2019
	Outstanding Principal	Unamortized Discount and Deferred Financing Costs	Net Carrying Amount	Outstanding Principal	Unamortized Discount and Deferred Financing Costs	Net Carrying Amount
Term loan	$76,292	$(1,035)	$75,257	$85,111	$(1,513)	$83,598
Line of credit	32,494	(568)	31,926	23,864	(792)	23,072
PPP Loan	3,274	—	3,274	—	—	—
Other	1,369	—	1,369	1,262	—	1,262
Total debt	113,429	(1,603)	111,826	110,237	(2,305)	107,932
Current portion	37,224	—	37,224	34,827	—	34,827
Long term	76,205	(1,603)	74,602	75,410	(2,305)	73,105
Total debt	$113,429	$(1,603)	$111,826	$110,237	$(2,305)	$107,932
Term Loan with Brightwood
In May 2017, a term loan in the aggregate principal amount of $75,000 (the “Term Loan”) was obtained by Hydrofarm Holdings LLC and certain of its direct and indirect subsidiaries (the “Term Loan Obligors”) from Brightwood Loan Services LLC, as administrative agent (“Brightwood”), and the lenders party thereto. Hydrofarm Holdings LLC is a shell entity and a subsidiary of Hydrofarm Holdings Group, Inc. Hydrofarm Holdings LLC’s subsidiary is Hydrofarm, LLC, the primary operating entity of the Company.
The Term Loan matures on May 12, 2022. Interest is calculated at LIBOR plus a margin of 700 basis points on LIBOR based loans assuming the net leverage ratio as defined is met, otherwise at LIBOR plus a margin of 850 basis points; an additional 200 basis points is added to the rate for any period during which the loan is in default. Principal payments at an annual basis of 2.5% of the original loan amount, $469 are due quarterly. Deferred financing costs are being amortized to interest expense over the term of the loan. The Term Loan is secured by substantially all non-working capital assets and a second lien on working capital assets of the Term Loan Obligors.
The Term Loan has been subject to numerous amendments since its origination generally in connection with modifications to debt service, interest payments, interest rates, and debt covenants. Certain amendments required payments of fees. All amendments were accounted for as debt modifications.

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
The Brightwood sixth amendment and a related side letter dated October 15, 2019 provided that a portion of the proceeds raised in the December 2019 offering of Series A Convertible Preferred Stock would be used pay down the Term Loan; the amount was ultimately determined to be $8,370. As of December 31, 2019, cash of $8,370 is presented as a component of restricted cash on the accompanying unaudited condensed consolidated balance sheet and an equal amount of the Term Loan is included in current portion of long-term debt. The payment was made in January 2020.
For the nine months ended September 30, 2019, the effective interest rate was 13.11%, interest expense was $7,606, of which $5,324 was added to the principal, and amortization of deferred financing costs was $330. For the nine months ended September 30, 2020, the effective interest rate was 10.22%, interest expense was $5,460, and amortization of deferred financing costs was $478.
The Term Loan Obligors were in compliance with all debt covenants as of September 30, 2020.
Revolving asset-backed credit facilities
In May 2017, a credit facility (“BofA Credit facility”) was obtained by Hydrofarm Holdings LLC and certain of its direct and indirect subsidiaries (the “BofA Obligors”) from Bank of America and the lenders’ party thereto. From January 1, 2019 through June 10, 2019, the BofA Credit Facility was amended in connection with extensions of the due date and eventual payoff in July 2019. Each amendment was accounted for as a debt modification.
On July 11, 2019, Hydrofarm Holdings LLC and certain of its direct and indirect subsidiaries (the “Encina Obligors”) replaced the BofA Credit Facility with the Encina Credit Facility through a certain Loan and Security Agreement whereby the Encina Obligors obtained a revolving asset-based loan commitment in the maximum amount of $45,000 (inclusive of a limit of up to $15,000 of borrowings for the Canadian borrowers and a swingline facility of up to $2,000), subject to applicable borrowing base availability, through Encina Business Credit, LLC (“Encina”). The amount of the facility is limited to the borrowing base (primarily calculated based on eligible accounts receivable and inventory) subject to certain reserves and limitations. The Encina Credit Facility is due on the earlier of July 11, 2022 or 90 days prior to the scheduled maturity date of the Term Loan.
Interest, due monthly, is charged at LIBOR or a base rate, plus an applicable margin ranging between 3.75% to 5.50% per annum determined based on the fixed charge coverage ratio calculated over an applicable time period. A fee of 0.50% per annum is charged for available but unused borrowings as defined. An additional 200 basis points is added to the interest rate for any period during which the loan is in default. Deferred financing costs are being amortized over the term of the Encina Credit Facility.
The Encina Credit Facility is secured by working capital assets and a second lien on non-working capital assets, and requires various restrictive covenants and financial ratios. It also provides for protective advances, overdrafts, early payment/termination premium, events of default and remedies available, limitations on new indebtedness and on dividends to the parent, negative covenants, representations, warranties, limitation of liabilities and indemnities. Additionally, the agreement requires the Encina Obligors to be in compliance with the financial and qualitative covenants of all other existing debt. The Encina Credit Facility provides for several financial covenants, as defined and limits on capital expenditures. In April 2020 and May 2020, the Encina Credit Facility was amended by the third, fourth and fifth amendments, which (i) replaced the existing “fixed charge coverage ratio/minimum excess availability” financial covenant with an amended “availability block” and increased the “inventory sublimit,” each as more fully described in the amendment, (ii) provided for permitted indebtedness related to the PPP Loan, and (iii) increased permitted capital expenditures during any fiscal year to $750. In September 2020, the Encina Credit Facility was amended by the sixth amendment, which (i) further increased the “inventory sublimit” (as defined), and (ii) increased permitted capital expenditures during any fiscal year to $2,000.

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
For the nine months ended September 30, 2019, the effective interest rate was 9.94%, interest expense was $1,649, all of which was added to the principal, and amortization of deferred financing costs was $150. For the nine months ended September 30, 2020, the effective interest rate was 9.27%, interest expense was $1,625 and amortization of deferred financing costs was $237. The Encina Obligors had approximately $3,554 available to borrow under the Encina Credit Facility as of September 30, 2020.
The Encina Obligors were in compliance with all debt covenants as of September 30, 2020.
Note under Paycheck Protection Program
In April 2020, the Company entered into a U.S. Small Business Administration (“SBA”) Paycheck Protection Program promissory note in the principal amount of $3,274 with JPMorgan Chase Bank’s SBA loan program under the CARES Act (the “PPP Loan”). The PPP Loan bears interest at 1% per annum and payments are deferred for the first six months. Interest expense incurred for the nine months ended September 30, 2020 was $16. The maturity date is April 7, 2022.
Aggregate future principal payments
As of September 30, 2020, the aggregate future principal payments under long-term debt and finance lease obligations are as follows:
	Finance lease obligations	Debt	Total
For the period from October 1, 2020 to December 31, 2020	$101	$33,709	$33,810
Year ending December 31,
2021	400	4,214	4,614
2022	232	74,754	74,986
2023	56	32	88
Total	789	112,709	113,498
Less portion representing interest	(69)	—	(69)
Total debt	$720	$112,709	$113,429
The following is a reconciliation of payment due:
	Finance lease obligations	Debt	Total
Current portion	$356	$36,868	$37,224
Long-term	364	75,841	76,205
Total payments due	$720	$112,709	$113,429

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
8.
CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Capital stock
As of September 30, 2020, the following summarizes shares authorized, issued and outstanding:
Capital stock authorized and outstanding:	Shares authorized	Shares outstanding
Convertible preferred stock	50,000,000	7,725,045
Common stock	300,000,000	20,688,439
As of September 30, 2020, the following summarizes shares of common stock reserved for issuance:
Common stock reserved for issuance:	Shares reserved for issuance
Convertible preferred stock	2,291,469
Warrants	3,886,206
Stock options	848,837
Restricted stock units	2,519,379
Convertible preferred stock classified outside of permanent equity
In December 2019, the Company issued 7,007,429 shares of Series A convertible preferred stock with a par value of $24,526 in return for cash of $15,439, conversion of debt with a basis of $7,637, and $1,450 in receivables that were settled in January 2020. Offering costs totaled $1,274, of which $1,239 was included in accrued expense and other current liabilities in the consolidated balance sheet as of December 31, 2019. In January and February 2020, an additional 717,616 shares of preferred stock were issued primarily to existing investors for $2,511, less offering costs of $169, for net cash proceeds of $2,342.
A summary of key terms are as follows:
•
Initial purchase price:   $3.50

•
Ranking:   Senior to all classes of common and preferred stock

•
Use of Proceeds:   Approximately $8,370 to pay down Term Loan (see Note 7, Debt), growth investments and general corporate purposes

•
Preferred dividend:   10% dividend yield, cumulative, payable in cash or PIK (Series A Convertible Preferred Stock) at the issuer’s discretion; the rate increases to 11% after the 9-month anniversary and 12% after the 18-month anniversary

•
Liquidation preference:   1x liquidation preference upon liquidation or wind up; a majority of the Preferred Shareholders can vote to liquidate the Company

•
Conversion rights:   At any time, the holders of the Preferred Stock can convert their shares 3.3712:1 into to common stock subject to typical anti-dilution provisions.

•
Voting rights:   The Preferred Shareholders vote together with the holders of common stock on an as-converted basis.

•
Liquidity rights:    Following the 18-month anniversary of the closing date, if an IPO has not occurred, the Preferred Stock investors can cause the Company to undertake one of the following actions (selection of the specific action is at the Company’s discretion):

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
•
Redeem the securities

•
Initiate a sale of the Company

•
Initiate an IPO process

•
Mandatory Conversion upon a Qualified IPO:   Upon an IPO of at least $75,000 of gross proceeds, each share of outstanding Series A Preferred Stock automatically converts into common shares at the lesser of (x) the then Series A Conversion Price of ($11.80), or (y) the then effective Discounted Qualified IPO price. The Discounted Qualified IPO price is the amount calculated by multiplying the price at which the shares of common stock were issued in the IPO by 0.8 (the Multiplier), provided that commencing 270 days after the issuance of the Preferred Stock, the Multiplier shall be decreased to 0.79 and shall be decreased by an additional 0.01 every thirty days thereafter, provided that the Multiplier shall not decrease below 0.75. If determined by the Corporation that the cumulative Series A preferred stock dividend would be paid in shares of Series A preferred stock, the newly issued shares would be determined by dividing the amount of the cumulative dividend by the Series A Conversion Price of $11.80 per share.

•
Other terms:   Customary rights consistent with offerings of this type, including protective provisions, registration rights, reporting/information rights, right of first refusal/co-sale rights, pre-emptive rights, lock up restrictions, and transfer restrictions.

The Series A Convertible Preferred Stock contains a redemption feature not solely within the control of the Company’s common shareholders and is, therefore, classified outside of permanent equity. None of the embedded features required bifurcation from the host instrument.
Common stock
Each holder of common stock is entitled to one vote for each share of common stock. Common stockholders have no pre-emptive rights to acquire additional share of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation, the stockholders are entitled to share in corporate assets on a pro rata basis after the Company satisfies all liabilities and after provision is made for any class of capital stock having preference over the common stock. Subject to corporate regulations and preferences to preferred stock, if any, dividends are at the discretion of the Company’s board of directors (the ‘‘Board’’).
Warrants
As of September 30, 2020 and December 31, 2019, aggregate shares of common stock under warrants totaled 3,886,206.
Warrants issued to investors for the purchase of 3,369,138 shares (the “Investor Warrants”) are exercisable at $16.86 per share commencing the earliest of a public event defined as the effective date of a registration statement, the closing of any initial public offering, or the closing of any other transaction or set of events that results in the Company being subject to the reporting requirement of the Securities Exchange Act of 1934, as amended. The warrants expire three years from the effective date of a public event. The warrants are callable by the Company solely at its discretion if certain conditions are met.
Warrants for the purchase of 172,351 shares of common stock are exercisable at a price of $16.86 per share and 344,717 are exercisable at a price of $8.43 per share. These warrants are exercisable upon exercise of the Investor Warrants.

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
Restriction on the ability to pay dividends
Under the loan agreements with Encina and Brightwood, substantially all consolidated net assets of the Brightwood Obligors or Encina Obligors are subject to limitations regarding the restriction of payment of dividends to any direct or indirect parent.
9.
STOCK-BASED COMPENSATION

Stock-based compensation plan overview
The Company adopted the 2018 Equity Incentive Plan in August 2018 and the 2019 Employee, Director and Consultant Equity Incentive Plan in December 2019 (collectively, the “Incentive Plans”) which provide for the issuance of both non-statutory and incentive stock options and other awards to acquire up to 2,586,080 shares of common stock under the 2018 Equity Incentive Plan, and 1,034,431 shares of common stock under the 2019 Employee, Director and Consultant Equity Incentive Plan. Of the total shares available for grant under the stock compensation plans, 548,834 remain available as of September 30, 2020. No awards were granted prior to 2019.
Restricted stock units issued to executives’ subject to service and performance conditions
From January 1, 2019 through September 30, 2020, the Company granted RSUs to certain executives which expire 10 years after the grant date. All awards have a time-based vesting requirement (based on continuous employment) and certain awards also have a performance-based vesting requirement (defined as a liquidity event including an initial public offering); on the date the performance-based vesting requirement is satisfied, the employee will become vested in the number of RSUs that have satisfied the time-based vesting requirement, if any. Upon vesting, the RSUs convert into shares of the Company’s common stock; unvested RSUs are not considered outstanding common shares.
Since RSUs represent equity awards of the Company, such awards are fair valued as of the grant date for the purposes of measurement under U.S. GAAP. Expense is recognized over the vesting period for awards with only time-based vesting. Expense for awards subject to both time and performance-based vesting begins when the performance criteria is deemed probable of occurrence; as of September 30, 2020, the Company has determined that the ultimate vesting of RSUs subject to performance-based vesting is not probable and, accordingly, the Company has not recognized any expense related to these awards.
The following table summarizes the RSU activity for the nine months ended September 30, 2020:
Number of RSUs
Balance, January 1, 2020	1,820,598
Granted April 2020	402,151
Granted July 2020	296,630
Balance, September 30, 2020	2,519,379
To measure the value of the award, the initial grant-date fair value of shares of common stock underlying RSUs is determined. Such valuation is the responsibility of, and determined by the Company. In 2019 and 2020, there was no public market for the Company’s common stock so the board of directors determined the fair value of common stock at the grant date by considering a number of objective and subjective factors including independent third-party valuations of the Company’s common stock, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors.

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
The award granted in July 2020 contains a market condition (based on the trade value of shares of the Company’s common stock following an IPO during a defined period shortly after the IPO) in addition to time and performance vesting requirements. For this award, the market condition is factored into its fair value; otherwise, all accounting is the same as awards with both time and performance vesting conditions. Expense is recognized regardless whether the market condition is eventually met. To estimate the fair value of the award, the “Monte Carlo Simulation Method” (the MCSM) was used which assesses the likelihood of vesting of the RSU grant based on the probability of both a triggering event (e.g., IPO) and achievement of the qualifying traded share price within the specified time frame. The resulting risk-adjusted likely probability of vesting is then applied to the underlying fair value of common stock incorporating scenarios under which various performance conditions and share price outcomes are modeled over the course of numerous iterations. Key assumptions in the MCSM include volatility of 50%; time horizon of 2.5 years corresponding to the vesting measurement period of the award forecasted based on daily trading prices; risk-free rate: 0.11%; and, number of simulation trials of 10,000.
The following table summarizes the grant date fair value, expense for the nine months ended September 30, 2020 (no expense was recognized during the nine months ended September 30, 2019), and the balance of unamortized stock-based compensation related to RSUs as of September 30, 2020:
	Number of RSUs	Grant date fair value	Expense during period	Unamortized compensation
RSUs subject to passage of time and performance, all unvested	2,117,228	$11,293	$—	$11,293
RSUs subject only to the passage of time:
Vested	—	—	—	—
Unvested	402,151	2,440	(301)	2,139
Total RSUs outstanding	2,519,379	$13,733	$(301)	$13,432
Unamortized stock-based compensation cost of $11,293 as of September 30, 2020 for RSUs with time and performance-based vesting will be recognized as expense if and when the Company determines that vesting is probable. At the time vesting becomes probable, a cumulative catch-up adjustment will be made to reflect the portion of the employee’s requisite service that has been provided to the probable date (but no less than the actual amount vested under the agreement), with the balance amortized over the remaining requisite service period. As of September 30, 2020, the performance condition has not met the criteria to be considered probable of vesting. On a pro forma basis, if these RSUs were to have vested on September 30, 2020 because the performance based criteria was met (for example, the IPO was completed in the third quarter of 2020), approximately $3,550 would have been recognized as additional expense for the nine months ended September 30, 2020.
As of September 30, 2020, total unamortized stock-based compensation cost related to unvested RSUs subject only to time-based vesting was $2,139 and the weighted-average period over which the compensation is expected to be recognized is 3.46 years.

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
Stock options
The following table summarizes the stock option activity for the nine months ended September 30, 2020:
	Number	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (yrs)
Outstanding at January 1, 2020	819,879	$8.43	$0.71	9.27
Granted	75,962	$10.48	$4.32
Forfeited	(47,004)	$8.43	$0.71
Exercised	—	—
Expired	—	—
Outstanding at September 30, 2020	848,837	$8.60	$1.08	8.63
Options exercisable as of September 30, 2020	421,110	$8.43	$0.71	8.44
Options vested and expected to vest as of September 30, 2020	848,837	$8.60	$1.08	8.63
Since options represent equity awards of the Company, such awards are fair valued as of the grant date for the purposes of measurement and recognition under U.S. GAAP. To measure the fair value of an option, the Black-Scholes valuation model was utilized. The fair value of common stock underlying the options was determined using the same methodology described for RSUs. The valuation model requires the input of highly subjective assumptions. Inputs to the models were as follows for the periods indicated:
	Nine months ended September 30,
	2020	2019
Fair value of common stock underlying the options	$6.07 to $11.06	$4.82
Volatility	50% to 55%	30%
Risk-free rate	0.03% to 0.89%	1.37% to 2.49%
Dividend yield	Nil	Nil
Expected term in years	5.0 to 5.61	5.0 to 5.62
One of the inputs into the Black-Scholes model is the estimated fair value of the common stock underlying the options. The estimated fair value was $6.07 per share for the first six months of 2020 and $11.06 per share for the third quarter of 2020. These amounts compare to $4.82 per share used for all option grants during the nine months ended September 30, 2019. The change in the estimated fair value of common stock was due to a number of factors including a higher enterprise valuation in 2020 due to an improvement in financial performance, namely (i) an increase in net sales; and (ii) a higher gross profit margin percentage. Another factor which impacted assumptions for the fair value of the common stock during the nine months ended September 30, 2020 was a higher probability of a successful IPO compared to assumptions for the nine months ended September 30, 2019. Also, the exercise prices for options granted after June 2020 were no longer in excess of the fair value of the underlying common share which further increased the option value compared to awards granted in 2019. The volatility for the nine months ended September 30, 2020 increased compared to the same period in 2019 as a result of increases in the volatilities of the public comparable companies used to determine the Company’s volatility. As result of these factors, the weighted average fair value per share of $0.71 for options outstanding as of January 1, 2020 was increased to a weighted average fair value per share of $4.32 for options granted during the nine months ended September 30, 2020.
Total compensation expense for stock options including RSUs was approximately $410 and $173 for the nine months ended September 30, 2020 and 2019, respectively, and is included in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
(loss). No tax benefit related to the stock option expense was recognized as all the awards are classified as qualified incentives options.
As of September 30, 2020, total compensation cost related to unvested awards not yet recognized was $586 and the weighted-average period over which the compensation is expected to be recognized is 2.32 years.
10.
COMMITMENTS AND CONTINGENCIES, AND RELATED PARTY TRANSACTIONS

Purchase commitments
From time to time in the normal course of business, the Company will enter into agreements with suppliers which provide favorable pricing in return for a commitment to purchase minimum amounts of inventory over a defined time period.
In June 2020, as part of negotiations with the supplier that began in late 2019, the Company amended its October 2017 agreement to distribute and sell certain garden products for a term ending in December 2024. Under the amended agreement, the Company committed to purchase inventory in periodic minimum volumes on a take-or-pay basis, as defined, over the term of the agreement in return for pricing that would provide the Company with a minimum gross margin along with the potential for rebates.
Contingencies
In the normal course of business, certain claims have been brought against the Company and, where applicable, its suppliers. While there is inherent difficulty in predicting the outcome of such matters, management has vigorously contested the validity of these claims. Based on available information, management believes the claims are without merit and does not expect that the outcome, individually or in the aggregate, would have a material adverse effect on the consolidated financial positions, results of operations, cash flows or future earnings.
Related party transactions — Hydrofarm Headquarters
The Company leases its headquarters and local distribution center in Petaluma, California from entities in which a related party is an investor. One lease is month to month and another lease terminated in June 2019. For the nine months ended September 30, 2020 and 2019, aggregate rent expense for these two leases totaled $959 and $1,126, respectively.
Related party transactions — Consulting Agreement
In July 2020, the Company entered into a consulting agreement with a director to serve as an advisor to the Board and the chief executive officer. The agreement includes an award of 296,630 restricted stock units (see Note 9, Stock-based compensation).
11.
SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred from the balance sheet date of September 30, 2020 through November 12, 2020, the date the condensed consolidated financial statements were available to be issued, and through December 1, 2020 when these condensed consolidated financial statements were reissued.
In August 2020, the Company executed a lease for approximately 100,000 square feet of warehouse space in Oregon to be available upon expiration of the lease for existing space. The new lease commencing October 7, 2020 has a term of 64 months with an option to renew at the then fair market value for another five years. Rent

Hydrofarm Holdings Group, Inc.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As of September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019
(in thousands, except share and per share amounts)
is abated for the first four months. Thereafter, monthly rent is approximately $53, and increases periodically to the final year where the monthly rent is $62.
On October 7, 2020, the Small Business Administration and Treasury Department confirmed a ten month extension of the deferral period, granted by the PPP Flexibility Act of 2020, which automatically applies to all PPP Loans. The extension allows borrowers to defer payments of principal, interest and fees and does not require a formal modification to the promissory note.
In November 2020, five new independent directors were appointed to the Board replacing most of the members who previously served on the Board. In anticipation of reconstituting the Board, in October 2020, the compensation committee of the Board approved grants of 74,152 restricted stock units, in the aggregate, to certain Board members who were being replaced and their affiliates. These awards are fully vested at the time of grant and are considered outstanding shares of common stock from the time of vesting. Also, in October 2020, the compensation committee of the Board approved 44,493 restricted stock units, in the aggregate, to certain employees. Such awards are subject to time-based vesting.
As a result of this change and other Board actions in November 2020, the holder of the 296,630 restricted stock unit award granted in July 2020 discussed in Note 9, Stock-based compensation, was replaced on the Board, the related consulting agreement was canceled and the vesting in the award was modified as provided in the Amended and Restated Restricted Stock Unit Award Notice and Agreement. The grant will be remeasured, using the MCSM, to its fair value as of the date of modification and the full value of the award will be recognized as expense in the period during which the performance condition (completion of an IPO) is met. Management preliminarily estimates the stock-based compensation expense for this particular award to be approximately $3,500 subject to finalization during the quarter ending December 31, 2020.
In November 2020, the Board and stockholders approved the 2020 Equity Incentive Plan (the Plan) and reserved an aggregate of 2,284,053 shares of Common Stock for issuance under the Plan.
Also, in November 2020, the compensation committee of the Board authorized the chairman and chief executive officer to issue 74,157 options to purchase common stock, in the aggregate, to certain employees. Such awards are subject to time-based vesting and a stated exercise price.
In November 2020, the board of directors of the Company approved a 1-for-3.3712 reverse stock split of the Company’s outstanding common stock, which was effected on November 24, 2020. All share and per share data shown in the accompanying condensed consolidated financial statements and related notes has been retroactively revised to give effect to this reverse stock split for all periods presented. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately decreased and the respective per share value and exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. The formula for the conversion of Series A Convertible Preferred Stock into common stock was adjusted from 1-to-1 to 3.3712-to-1. There were no changes in the authorized shares or par values of the Company’s common stock and preferred stock as a result of the reverse stock split.

HYDROFARM HOLDINGS GROUP, INC.
3,369,138 shares of Common stock

Prospectus

                 , 2021

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other expenses of issuance and distribution.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee:
SEC registration fee		$24,807.50
FINRA filing fee		*
Nasdaq listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*
Item 14.   Indemnification of directors and officers.
Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.
Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.
Our amended and restated by-laws (the “Bylaws”), provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against expenses, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by the director or officer or on the director’s or officer’s behalf in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director of an officer of the Company, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer or trustee of another corporation, or of a partnership, joint venture, trust, employee benefit plan or other enterprise. The Bylaws also provides for the advancement of expenses (including attorney’s fees) to each of our directors and officers. As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation (the “Certificate of Incorporation”) and Bylaws includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The Bylaws further provides that we may, at the discretion of the board of directors, grant rights of indemnification and to the advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of our Certificate of Incorporation with respect to the indemnification and advancement of expenses of our directors and officers.
In addition, the Bylaws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of our Certificate of Incorporation or Bylaws, agreement, vote of stockholders or otherwise. Furthermore, the Bylaws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of the Bylaws.
We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Certificate of Incorporation and Bylaws. In addition, such agreements may be, in some cases, broader than the specific indemnification provisions contained under the Delaware General Corporation Law.
We also maintain a directors and officers liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.
Item 15.   Recent sales of unregistered securities.
In the three years preceding the filing of this registration statement, the Company has issued the following securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act:
Private Placement and Merger
In October 2018, we consummated a private placement offering of 4,929,725 (pre-split: 16,619,616) units (each a “Unit,” and collectively, the “Units”) for gross proceeds of approximately $41.5 million. Each Unit consisted of (i) one (1) share of our common stock and (ii) a warrant (each a “Investor Warrant,” and collectively, the “Investor Warrants”), expiring three years after the earliest of (x) the effectiveness of a resale registration statement, (y) the closing of an initial public offering of the Company’s common stock or (z) the closing of any other transaction or set of events that results in the Company being subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), entitling the holder to purchase one-half (1/2) share of our common stock at an initial exercise price of $16.86 per full share (the “Private Placement”). As part of the Private Placement, we issued A.G.P./Alliance Global Partners and SternAegis Ventures warrants to purchase 517,068 shares of our common stock.
Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into Hydrofarm Investment Corp. (“HIC”), with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).
In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 1,807,838 (pre-split: 6,094,617) units (the “Concurrent Offering”) and

(ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities. The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement.
On December 31, 2019, we entered into a securities purchase agreement with certain investors named therein, pursuant to which we issued and sold, in a private placement offering between December 2019 and February 2020, 7,725,045 shares of our Series A Convertible Preferred Stock, par value $0.0001 per share, at an offering price of $3.50. We received gross proceeds of approximately $27 million (which includes proceeds of approximately $8 million raised from the issuances of convertible unsecured subordinated promissory notes in September and October 2019 which converted into shares of our Series A Preferred Stock), before deducting fees and related offering expenses.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Plan-Related Issuances
From September 30, 2017 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 1,108,689 shares of our common stock under our equity compensation plans at an exercise price of $8.75 per share.
From September 30, 2017 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 2,353,894 restricted stock units to be settled in shares of our common stock under our equity compensation plans.
The offers, sales and issuances of the securities described above were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act, in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors, or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

Item 16.   Exhibits and financial statement schedules.
(a)
Exhibits.

Exhibit	Description
1.1 *	Form of Underwriting Agreement (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).
2.1 *	Amended and Restated Agreement and Plan of Merger, dated August 28, 2018, by and among Hydrofarm Holdings Group, Inc., Hydrofarm Merger Sub, Inc. and Hydrofarm Investment Corp (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
3.1 *	Amended and Restated Certificate of Incorporation of Hydrofarm Holdings Group, Inc. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
3.2 *	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of
Hydrofarm Holdings Group, Inc. (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).
3.3 *	Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of Hydrofarm Holdings Group, Inc. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
3.4 *	Amended and Restated Bylaws (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).
4.1*	Specimen Common Stock Certificate of the Hydrofarm Holdings Group, Inc. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
4.2 *	Form of Warrant To Purchase Common Stock (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
4.3*	Form of Placement Agent Warrant to Purchase Common Stock (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
4.4*	Form of Registration Rights Agreement from Private Placement (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
4.5*	Investor Rights Agreement, dated August 28, 2018, by and among Hydrofarm Holdings LLC and certain of its stockholders identified on the signature pages thereto (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
4.6 *	Amendment No. 1 to Investor Rights Agreement, dated November 10, 2020, by and among Hydrofarm Holdings LLC and certain of its stockholders identified on the signature pages thereto. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
5.1**	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
10.1#*	Loan And Security Agreement, dated May 12, 2017, by and between Hydrofarm Holdings LLC, Hydrofarm, LLC, WJCO LLC, EHH Holdings, LLC, SunBlaster LLC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

Exhibit	Description
10.2#*	Amended and Restated Loan and Security Agreement, dated November 8, 2017, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, WJCO LLC, EHH Holdings, LLC, SunBlaster LLC, GS Distribution Inc., SunBlaster Holdings ULC, EWGS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.3#*	Forbearance Agreement and First Amendment to Amended and Restated Loan and Security Agreement, dated May 18, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO, LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.4#*	First Amendment To Forbearance Agreement And Second Amendment To Amended And Restated Loan And Security Agreement, dated July 16, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.5#*	Waiver And Third Amendment To Amended And Restated Loan And Security Agreement, dated August 24, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.6#*	Fourth Amendment To Amended And Restated Loan And Security Agreement, dated March 15,
2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.7#*	Fifth Amendment To Amended And Restated Loan And Security Agreement, dated May 31,
2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.8#*	Sixth Amendment To Amended And Restated Loan And Security Agreement, dated June 10,
2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.9#*	Seventh Amendment To Amended And Restated Loan And Security Agreement, dated June 27,
2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

Exhibit	Description
10.10#*	Payoff Letter, dated July 11, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO LLC, GS Distribution, Inc., EWGS Distribution, Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A. (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.11#*	Loan And Security Agreement, dated July 11, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.12#*	First Amendment to Loan And Security Agreement, dated October 15, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.13#*	Second Amendment to Loan And Security Agreement, dated November 26, 2019, by and among
Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.14#*	Third Amendment to Loan And Security Agreement, dated April 3, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.15#*	Fourth Amendment to Loan And Security Agreement, dated May 29, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.16#*	Fifth Amendment to Loan And Security Agreement, dated May 30, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.17#*	Sixth Amendment to Loan And Security Agreement, dated September 30, 2020, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.18+*	Employment Agreement, dated April 10, 2017, by and between Hydrofarm, LLC and Peter
Wardenburg (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.19+*	Employment Agreement, dated April 23, 2018, by and between Hydrofarm, LLC and Bob
Clamp (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.20+*	Employment Agreement, dated April 10, 2017, by and between Hydrofarm, Holdings Group
LLC and Jeffrey Peterson (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

Exhibit	Description
10.21+*	Employment Agreement, dated January 1, 2019, by and between Hydrofarm Holdings Group, Inc. and William Toler (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.22+*	Employment Agreement, dated March 4, 2019, by and between Hydrofarm Holdings Group, Inc. and Terence Fitch (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.23+*	Offer Letter, dated February 26, 2020, by and between Hydrofarm Holdings Group, Inc. and B.
John Lindeman (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.24+*	Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.25+*	Form of Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan Stock Option Grant
Notice (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.26+*	Hydrofarm Holdings Group, Inc. 2019 Equity Incentive Plan (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.27+*	Form of Hydrofarm Holdings Group, Inc. 2019 Equity Incentive Plan Stock Option Grant
Notice (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.28+*	Hydrofarm Holdings Group, Inc. 2020 Equity Incentive Plan (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).
10.29+*	Form of Hydrofarm Holdings Group, Inc. 2020 Equity Incentive Plan Stock Option Notice (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).
10.30*	Form of Indemnification Agreement (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.31*	Placement Agency Agreement, dated August 3, 2018, by and among Hydrofarm Holdings Group, Inc., Hydrofarm Investment Corp. and A.G.P./Alliance Global Partners, as lead placement agent, and Aegis Capital Corp., as co-placement agent (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
16.1*	Letter from MNP LLP regarding statements made in the registration statement concerning its dismissal (Incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
21.1*	Subsidiaries of Hydrofarm Holdings Group, Inc. (Incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).
23.1**	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2**	Consent of MNP, LLP, independent registered public accounting firm.
23.3**	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page to this registration statement).

*
Previously filed.

**
To be filed by amendment.

+
Indicates a management contract or compensatory plan.

#
Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

(b)
Financial Statement Schedules.

See Schedule II — Valuation and Qualifying Accounts to our audited consolidated financial statements for the years ended December 31, 2019 and 2018.
Item 17.   Undertakings.
The undersigned Registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

i.
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

ii.
To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

iii.
To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.
(2)
That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser,

i.
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii.
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)
That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Petaluma, California, on the day of            , 2021.
Hydrofarm Holdings Group, Inc.

William Toler
Chief Executive Officer
(Principal Executive Officer)
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Toler and B. John Lindeman, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date
William Toler	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	, 2021
B. John Lindeman	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021
Susan P. Peters	Director	, 2021
Patrick Chung	Director	, 2021
Renah Persofsky	Director	, 2021
Richard D. Moss	Director	, 2021
Melisa Denis	Director	, 2021